ENTERGY 2012 ANNUAL REPORT



transitions

LIGHTING THE WAY TO SUSTAINABLE VALUE


MAR 27 2013


Entergy

Entergy Corporation and Subsidiaries

Entergy Corporation, which celebrates its 100th birthday in 2013, is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including more than 10,000 megawatts of nuclear power, making it one of the nation's leading nuclear generators. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $10 billion and approximately 15,000 employees.

The way we

HIGHLIGHTS	2012	Change	2011	Change	2010
FINANCIAL RESULTS					
(in millions, except percentages and per share amounts)					
Operating revenues	$10,302	(8.3%)	$11,229	(2.3%)	$11,488
Net income attributable to Entergy Corporation	$ 847	(37.1%)	$ 1,346	7.7%	$ 1,250
Earnings per share:					
Basic	$ 4.77	(37.2%)	$ 7.59	12.9%	$ 6.72
Diluted	$ 4.76	(37.0%)	$ 7.55	13.4%	$ 6.66
Average shares outstanding:					
Basic	177.3	(0.1%)	177.4	(4.6%)	186.0
Diluted	177.7	(0.4%)	178.4	(5.0%)	187.8
Return on average common equity	9.3%	(39.6%)	15.4%	5.5%	14.6%
Net cash flow provided by operating activities	$ 2,940	(6.0%)	$ 3,129	(20.3%)	$ 3,926
UTILITY ELECTRIC OPERATING DATA					
Retail kilowatt-hour sales (in millions)	107,004	(1.5%)	108,688	1.1%	107,510
Peak demand (in megawatts)	21,866	(2.3%)	22,387	2.7%	21,799
Retail customers – year-end (in thousands)	2,778	0.8%	2,757	0.5%	2,743
TOTAL EMPLOYEES – YEAR-END	14,625	(0.4%)	14,682	(1.8%)	14,958


think

At Entergy, we consistently strive to create sustainable value for our owners, customers, employees and communities. That concentrated focus drives the way we think as an organization. It enables us to effectively navigate through numerous transitions, both revolutionary and evolutionary, and still deliver on our commitments to our stakeholders.

In our 2012 annual report, we present the many transitions our company has under way and the progress we made in the past year that will shape our future success. These transitions have the potential to deliver significant benefits to our stakeholders, and have a game-changing impact on our company and potentially our industry. We also announced in 2012 our executive leadership succession plan and process, which were carefully developed by our board of directors over many years.

While the transitions are many, our values and the way we think have not changed. Entergy exists to serve its stakeholders. That way of thinking consistently guides our pursuit of sustainable value.

Contents

We remain focused on creating sustainable value for our owners, customers, employees and communities.



To Our Stakeholders

For Entergy, 2012 can best be characterized as a year of major transitions, many of which continue today. Certain transitions, such as our proposals to transform our utility transmission business, present significant opportunities to benefit our stakeholders. Others, such as the uncertainty surrounding future power prices for the Entergy Wholesale Commodities business, offer significant challenges. A smooth, seamless transition in 2012 was the naming of a new executive leadership team. The succession process and plan the board of directors undertook was years in the making. I am humbled and excited to lead the Entergy organization forward with an experienced and talented executive management team. Under the oversight of our board of directors and together with Entergy's nearly 15,000 employees, we are a strong and collaborative team. While there is much work to be done and potentially difficult decisions to be made, we are confident we have the capability, discipline and integrity to effectively manage the transitions in 2013 and beyond.

SERVING OUR STAKEHOLDERS

Although many things changed in 2012, much remains the same. We remain focused on creating sustainable value for our owners, customers, employees and communities. These four stakeholder groups are inextricably linked, and to be successful, we must create value for all. Everything we do is done in this context.

Our 2012 Financial Performance

As we review our 2012 financial performance and assess where we are today, we recognize we must do more to deliver the value our shareholders expect and deserve. While we returned cash to shareholders of nearly $590 million in dividends last year, total return was negative and once again fell far short of our top-quartile objective. Our performance was influenced by many factors, including some outside our control such as power prices in competitive wholesale markets. However, we don't accept that as the end of the story.



Creating Value for Our Stakeholders

We exist to operate a world-class energy business that creates sustainable value for our four stakeholders.

- *For our owners, we create value by aspiring to provide top-quartile returns through the relentless pursuit of opportunities to optimize our business.*
- For our customers, we create value by constantly striving for reasonable costs and providing safe, reliable products and services.
- For our employees, we provide a safe, rewarding, engaging, diverse and inclusive work environment, fair compensation and benefits, and opportunities to advance their careers.
- For our communities, we create value through economic development, philanthropy, volunteerism and advocacy, and by operating our business safely and in a socially and environmentally responsible way.

Our overarching financial objective of top-quartile total shareholder return has not changed. Our stakeholders and our board of directors continue to expect this of us. While improvement in power prices will help, we realize we must deal with the reality of today's market. We believe that execution on our strategies and initiatives will drive improved returns. At the same time, we must find ways to improve our efficiency and productivity, as we continue to enhance customer reliability and workforce safety.

For creditors, in 2012, we maintained liquidity of approximately $4 billion and other solid credit metrics that support access on reasonable terms to capital for future investment to better serve our customers and communities. We recognize that investment-grade credit ratings are important in our current structure and continue to seek options to enhance financial flexibility.

Our 2012 Operational Performance

In 2012, we achieved many operational highlights, but also fell short in critical areas. In our utility business, we made significant investments in 2012 to better serve customers – closing the acquisitions of two natural gas-fired plants and completing major construction projects at two nuclear plants. Through the contributions of our employees, contractors and mutual assistance workers from other companies, we achieved another record-setting storm restoration performance, safely restoring service to 92 percent of customers within five days following Hurricane Isaac. We also provided more than 850 personnel to assist in the Superstorm Sandy recovery effort.

However in 2012, employee lost-time injuries increased over 2011 and we suffered an employee fatality, our third fatality in a two-year period. This safety performance is devastating. We are working to build greater safety awareness and a stronger safety culture. Achieving an accident-free work environment for our employees and contractors remains a top priority.

Over the years, Entergy's utility retail regulators have shown foresight in approving constructive policies that reflect benefits for customers and reduce regulatory lag for our owners. Illustrating this point are long-standing use of Formula Rate Plans in several jurisdictions and approximately $2 billion of investments in 2012 reflected in rates around their in-service dates. In 2013, we have another full regulatory calendar before us. Entergy Louisiana and Entergy Gulf States Louisiana filed rate cases in February 2013, and Entergy Arkansas filed its rate case in March 2013. In addition, we will continue to pursue strategies to resolve our Texas rate structures in ways that deliver meaningful improvement in value to our owners and customers. We recently made the annual FRP filing in Mississippi and will seek to resolve the 2011 test-year FRP filing in New Orleans. We will also pursue recovery of extraordinary 2012 storm costs. Through all of this, we will work with our local and state regulators to ensure we have the opportunity to earn a competitive return on equity. Competitive returns enable us to attract the investment capital we need to deliver reliable power at reasonable rates to customers for the foreseeable future. Longer term, we will proactively work with regulators to help build regulatory constructs that align lower prices and customer satisfaction with return on new investment.

Operation of our EWC plants is vital to our owners, customers, employees and communities. In 2012, we completed two breaker-to-breaker runs, including one at a plant we manage under contract. However at 89 percent, our 2012 EWC nuclear capacity factor fell short of our expectations. As part of our ongoing operational excellence efforts, we are working to raise the bar in areas where we met our goals and improve our performance in areas where we fell short. In addition, we will continue to advance the multi-year license renewal process for Indian Point Energy Center Units 2 and 3, having secured license renewal for Pilgrim Nuclear Power Station in 2012. We also are working through the courts to ensure Vermont Yankee Nuclear Power Station can continue to operate under the 20-year operating license issued by the Nuclear Regulatory Commission in 2011.

We view hedging as an important risk management tool for the EWC business. Northeast power prices for delivery in future years continued to decline through early 2012. Given a cautiously optimistic view of prices relative to those levels, we utilized asymmetrical hedging products for future nuclear output that limit our downside exposure while allowing for benefit if Northeast power prices rise. We monitor numerous factors that impact power prices, including ongoing natural gas fundamentals, environmental and other regulations, individual unit shutdowns and market response, and continuously adjust hedging products and tactics accordingly as market conditions change.

MANAGING OUR PORTFOLIO

Beyond our operational performance, we look for other ways to deliver value to our stakeholders. We do this on a proactive basis, regularly assessing opportunities to optimize our business. Most recently, our portfolio management efforts have focused on transforming our utility transmission business. Each of Entergy's utility operating companies has agreed to become a member of the Midwest Independent Transmission System Operator, one of the largest regional transmission organizations in the country. Entergy utilities successfully obtained orders from their retail regulators granting their requests, subject to terms and conditions, to join MISO. Estimated customer savings of approximately $1.4 billion are expected in the first decade of MISO membership due to more efficient dispatch of generating plants and economies of scale. Teams are now fully engaged in implementation efforts to transfer functional control of Entergy utilities' transmission operations to MISO in December 2013. We also are working with the Public Utility Commission of Texas staff to resolve issues in joining MISO that are related to certain power purchase agreements put in place at the time of the jurisdictional separation of Entergy Gulf States approximately five years ago. We believe the PUCT's concerns can be addressed to everyone's satisfaction in a way that preserves the principles of jurisdictional separation.



A Legacy of Passion and Integrity

J. WAYNE LEONARD

Courage. Wisdom. Honesty. Commitment. Inspiration. Compassion. Kindness.

These are the words colleagues and employees use to describe Wayne Leonard. Throughout his nearly 40-year career, Wayne was a mentor, leader, visionary, defender of the disenfranchised and a friend. He led by example and held us to the highest standards: to do what's right, watch out for each other and watch out for our fellow man.

Wayne challenged Entergy employees and business leaders to "imagine having it all;" to imagine success as not just delivering shareholder returns but also leaving behind a better world. He understood that issues affecting shareholders, customers, those in poverty and the environment are all linked. Wayne never let anyone at Entergy forget that customers depend on us for reliable, affordable power. He spoke up for low-income customers and demanded that Entergy utilities do a better job in serving the poor. His support of the Low Income Home Energy Assistance Program helped double federal funding over a 10-year period. Wayne spoke up for action to address climate change, and preserve and protect the environment. He led the way for Entergy to control its carbon emissions and put adaptation into practice in Gulf Coast communities, setting an example for the industry. Under his leadership, Entergy has been included on the Dow Jones Sustainability World Index, DJSI North America Index or both for 11 consecutive years, a distinction held by no other U.S. utility.

At the same time, Wayne served Entergy's employees well. He made Entergy a safer place to work. He created a work environment based on the highest moral and ethical standards, in which each employee has the opportunity to reach his or her full potential. Wayne became a hero to many following hurricanes Katrina and Rita when with compassion and kindness he led recovery efforts, thanked employees personally for their hard work, and made sure every employee knew the company would support them as they struggled with devastating loss. For Entergy shareholders, Wayne set achieving top-quartile shareholder return as the overarching financial goal for the company. During his 14 years of leadership, the company delivered total return to shareholders of nearly 240 percent or 9.1 percent per year on a compound annual average basis. Wayne held Entergy to the highest standard of corporate governance, which earned a best-in-class 10.0 rating from GovernanceMetrics International every year since 2004.

Wayne is a living legend at Entergy. He demonstrated by his words and deeds that doing good is good business. His drive and passion will continue to inspire us for years to come.

ENTERGY CORPORATION ANNOUNCED IN JANUARY 2013 THE CREATION OF A $5 MILLION ENDOWMENT TO HONOR RETIRING CHAIRMAN AND CEO J. WAYNE LEONARD AND CONTINUE HIS WORK ON CLIMATE CHANGE, POVERTY AND SOCIAL JUSTICE ISSUES.

The next step in the transformation is the proposed spin-off and subsequent merger of our transmission business with ITC Holdings Corp. The ITC transaction addresses the challenges the power industry faces, including growing demand, aging infrastructure, expanding environmental regulations requiring new capital investment, and changing demands of the transmission grid. Customers will benefit from ITC's proven independent business model for owning and operating transmission systems. As an independent operator, ITC has a singular focus on transmission, which is expected to result in greater safety, reliability and efficiency; facilitate investment; and over the long term, reduce production costs. The transaction provides greater development opportunities for Entergy transmission employees, and it increases the financial strength and flexibility of both the Entergy utility operating companies and ITC. In 2012, Entergy and ITC began the regulatory approval process for the transaction. ITC has scheduled a special meeting of shareholders on April 16 to vote on the transaction. We continue to plan for closing in 2013, pending regulatory approval and satisfaction of other closing conditions. As part of the successful completion of the ITC transaction, the Entergy board of directors will consider the current dividend policy. Entergy shareholders at the time of the ITC transaction close will become ITC shareholders. While the Entergy dividend may change at that time, we expect dividend growth to our shareholders from the combination of the Entergy and ITC dividends versus the current Entergy dividend. Also in conjunction with the move of our transmission organization to ITC, we will review strategies to improve efficiency within our organization. It's an opportunity to rethink processes and structure, and further the transformation of our business through the development of a high-performance culture.


ENTERGY
100
YEARS
1913-2013

100 Years of Service

In 2013 we celebrate Entergy's 100th anniversary and commemorate the founding of the Arkansas Power Company in 1913 by Harvey Couch. He envisioned an integrated electric system that included numerous sources of power at a reasonable price. While our yearlong celebration will mark past successes, we will also be laying the groundwork throughout 2013 with Entergy's owners, customers, employees and communities for our next century of service.

Even as we pursue the transition to MISO and ITC transaction this year, we are evaluating other opportunities to create sustainable value to all stakeholders across our portfolio. Near-term power prices remain challenging for some nuclear generating units in certain competitive power markets. Some of our EWC plants face potentially negative cash flows at today's forward price curve. Just as we have always done, we will assess our businesses to ensure our plans are flexible and able to adapt to high- and low-price markets. In the near term, we will be diligent and operate as efficiently and productively as possible while maintaining the safety and integrity of our plants. We will do everything we can to operate cash-flow positive plants. We also advocate for efficient markets and the many benefits of nuclear power including clean energy with virtually zero emissions, grid reliability and jobs and other economic contributions to local communities.

In addition, one of our long-term objectives is to find ways to make our two businesses strategically and financially independent of each other. There are many ways to achieve greater independence and our focus is on identifying options that provide greater flexibility while decreasing risks for the benefit of our stakeholders.

OUR STRENGTHS: CAPABILITY, DISCIPLINE AND INTEGRITY

While we recognize we have many transitions that present challenges and opportunities, Entergy enters 2013 with a proven business model, a culture of discipline and integrity, and an organization that has an extraordinary breadth and depth of talent. These strengths were developed and enhanced over the past 14 years by our Chairman and CEO J. Wayne Leonard, who retired from Entergy on Jan. 31, 2013.

Wayne was a tremendous and inspiring leader, and a tireless champion of Entergy stakeholders. From setting top-quartile shareholder return as an overarching financial goal, supporting a culture of diversity and inclusion, and championing the rights of low-income customers, to taking an early position as a vocal advocate for action on climate change, Wayne always stood up for what he believed was right. He acted with passion and integrity on the behalf of Entergy stakeholders. For me personally, the lessons I learned under Wayne's mentorship will be with me always. For Entergy, Wayne's legacy will inspire and energize our organization for years to come.

We also gratefully acknowledge the service of EWC President Rick Smith, who retired in January 2013 after 13 years of service at Entergy. We thank Rick for his outstanding contributions to both our utility and EWC businesses. John Herron announced his retirement in December 2012 as our chief nuclear officer. Over his 12 years at Entergy, John always advanced the safe and efficient operations of our nuclear fleet with a clear focus on operational excellence, a legacy that will serve Entergy stakeholders well in the years to come.

We also want to recognize William Percy, who is retiring from Entergy's board of directors after 13 years of service. We appreciate the valuable contribution he has made to our company and wish him the best in his future endeavors.

WHAT TO EXPECT

As we look to the future, our sense of purpose is clear. Entergy exists to operate a world-class energy business that creates sustainable value for its owners, customers, employees and communities. In our pursuit of sustainable value, we always push ourselves to do more. We make the difficult decisions when they are the right decisions. That is how we operate at Entergy.

Our employees are extraordinary people. As they have demonstrated in the past, they have the knowledge, skill and capability to create significant stakeholder value. They enjoy tackling tough assignments and they relish the opportunity to overcome challenges. I have no doubt Entergy has the ability to accomplish great things.

In the year ahead, we will give everything we can every day to create sustainable value for our stakeholders. That is how we define success and that is what we expect to achieve.



Leo P. Denault
Chairman and Chief Executive Officer

LIGHTING THE WAY TO SUSTAINABLE VALUE



WE SUCCEED BY CREATING SUSTAINABLE VALUE FOR OUR OWNERS, CUSTOMERS, EMPLOYEES & COMMUNITIES



ENTERGY SUSTAINABILITY HIGHLIGHTS

Creating Sustainable Value for Our Stakeholders

LEVERAGING HUMAN CAPITAL

We believe Entergy exists to serve its stakeholders. Our goal is to create sustainable value for our owners, customers, employees and the communities we serve. To do that, we use a deliberate process to develop expectations on the key economic, environmental and social issues that present material opportunities and risks to Entergy or its stakeholders. Our expectations are informed by sophisticated analyses and are dynamically adjusted as internal and external conditions change. Our business strategy is based on our dynamic views on these drivers and has two main dimensions: operational excellence and portfolio management.

Throughout 2012, we announced and began implementing key elements of our executive succession plan that had been developed over many years by our board of directors. The smooth transition is a testament to the depth of talent in Entergy's organization. We believe our human capital is a vital asset and a key source of advantage that must be aligned and managed with our overall strategy and direction. We are focused on building a competitive, efficient business environment in which engaged employees, supported by the appropriate technologies and resources, are focused on delivering sustainable value to our stakeholders.

In 2012, our efforts to create sustainable economic, environmental and social value were recognized once again by the Dow Jones Sustainability Indexes. Entergy was named to the DJSI World Index and the North America Index, the 11th consecutive year we have been named to one or both. We present here the strategies we implemented in 2012 on behalf of our stakeholders.

FOR OUR OWNERS

We create value by aspiring to provide top-quartile returns through the relentless pursuit of opportunities to optimize our business. Delivering industry-leading returns enables us to attract capital to invest in and grow our business. However, recent performance has fallen short of our goals. Declining power prices, driven by low natural gas prices, a challenging economy and slow recovery in certain markets have had a negative effect. Our one- and five-year total shareholder return has significantly trailed our peer group, the Philadelphia Utility Index, as well as the S&P 500 Index.

In 2012, total shareholder return was -8.4 percent, compared to -0.6 percent for our peer group and 16.0 percent for the S&P 500 Index. As-reported earnings per share decreased to $4.76 from $7.55 in 2011. The steep as-reported drop included a special impairment charge to write down the carrying values of the Vermont Yankee Nuclear Power Station and related assets to their fair value. On an operational basis, 2012 earnings per share of $6.23 were also lower than the prior year, but exceeded our original 2012 earnings guidance range. At the same time, we returned nearly $590 million in cash dividend payments to owners of our common stock, while maintaining solid credit and liquidity.

While our point of view on future power prices grew more positive in 2012, we realize we must deal with the reality of today's markets. We continue to project growth at the utility business, while executing on initiatives and evaluating further opportunities to improve cash flows and reduce risks. Our five-year financial outlook for 2010 through 2014 included deploying $4 billion to shareholders through dividends and share repurchases, and we continue on that path. Our board of directors will consider Entergy's dividend policy in conjunction with the successful completion of the ITC transaction. While the Entergy dividend may change at that time, our objective remains that the combination of the Entergy and ITC dividends, which will be paid to all Entergy shareholders after transaction close, be accretive to the current Entergy dividend.

We are committed to effective organizational structures, policies, processes and performance measures that enable Entergy to operate with transparency and integrity. This commitment helps us earn the trust and respect of our stakeholders. Entergy received again in 2012 – as it has since 2004 – a perfect 10.0 global rating from GovernanceMetrics International for best-in-class corporate governance.

FOR OUR CUSTOMERS

We create value by constantly striving for reasonable costs and providing safe, reliable products and services. Our efforts to deliver safe, reliable products and services to our utility and EWC customers are described in detail in the Utility and EWC sections of this report. Workforce safety, customer engagement initiatives, emergency preparedness and response, productive regulatory constructs, reliability and operating efficiency are essential components of operational excellence at Entergy. Operating with excellence helps us deliver on our commitments and strengthen our relationships with all stakeholders while complying with all applicable laws and regulations.

FOR OUR EMPLOYEES

We provide a safe, rewarding, engaging, diverse and inclusive work environment, fair compensation and benefits, and opportunities to advance their careers. We depend on our employees to deliver the power our customers need. Engaging and empowering employees not only improves customer satisfaction and public safety, it also creates a sense of fulfillment for employees.

In 2012, we reinitiated an employee engagement survey, which will be an integral part of our business strategy development in the coming year. We continued our strategic workforce planning efforts to address the material risk of an aging workforce in which a significant portion of workers in the public power industry will be eligible to retire in five to seven years. Our efforts include replacement and retention strategies to address future needs identified through extensive analyses. Our executive succession plan, which was smoothly implemented through early 2013, is one example.

Entergy values and embraces diversity as a strategic competitive advantage by developing and promoting leaders who are capable of managing in a diverse environment. We foster a work environment that values creativity, productivity and mutual respect of all people regardless of race, gender, nationality, religion, sexual orientation or any other cultural factor. For the fourth year in a row, Entergy earned 90 percent on the 2013 Corporate Equality Index, which rates American workplaces on their nondiscrimination policies. We also insist upon adherence to exacting ethical standards, and foster in all employees ideals of community service and leadership.

FOR OUR COMMUNITIES

We create value through economic development, philanthropy, volunteerism and advocacy, and by operating our business safely and in a socially and environmentally responsible way. Our utility service territory has a strong industrial base and solid economic growth outlook. We work to strengthen our communities by supporting economic development. For example, Entergy Arkansas is working with state officials and private investors to provide competitive power rates for a proposed new steel mill to be built near Osceola, which the governor called the largest economic development deal in the state's



Utility

Our utilities provide electric power to 2.8 million customers in four states through six utility operating companies: Entergy Arkansas, Inc., Entergy Gulf States Louisiana, L.L.C., Entergy Louisiana, LLC, Entergy Mississippi, Inc., Entergy New Orleans, Inc. and Entergy Texas, Inc. We also provide gas service to 194,000 customers living in the New Orleans and Baton Rouge, La. areas.

2012 Billed Retail Electric Energy Sales
GWh


Residential
34,664
Commercial
28,724
Industrial
41,181
Governmental
2,435

Entergy Wholesale Commodities

EWC provides power to wholesale customers. It owns and operates six nuclear power units located in the northern United States and owns all or partial interests in several fossil and wind power plants. EWC also provides management services in operations and licensing to other nuclear power plant owners.

Generation Capability
MW


Nuclear
5,011
Natural Gas/
Fuel Oil
1,340
Coal
181
Wind
80

history. In 2012, Entergy Corporation was recognized by *Site Selection* magazine as one of the top 10 utilities in North America for its work to support economic development.

We also strengthen our communities by engaging with key stakeholder groups through partnerships, participation in community organizations and events, social media, direct mail and other vehicles. Innovative educational technology and community initiatives in Claiborne County, home to our Grand Gulf Nuclear Station, are examples of Entergy's engagement efforts. The Mississippi Association of Partners in Education recognized these efforts in 2012 with its Governor's Award of Distinction. We also continued our efforts to engage stakeholders on behalf of our low-income customers, advocating for increased funding for the federal Low Income Home Energy Assistance program and hosting low-income summits to share insights and best practices on addressing poverty.

Finally, we strengthen our communities through strategic giving, philanthropy and volunteerism. In 2012, Entergy and the Entergy Charitable Foundation gave more than $16 million in grants to nonprofits and organizations whose missions align with our strategic priorities. Education, poverty reduction, environmental programs and workforce development/diversity initiatives are among our strategic giving priorities. In 2013, Entergy also created a $5 million endowment to honor retiring Chairman and CEO J. Wayne Leonard and continue his work on climate change, poverty and social justice issues.

PROTECTING OUR WORLD

We strive to be one of the cleanest power generators in America and inspire others to preserve and protect the environment. Environmental excellence is vital to all stakeholders and a key component of operational excellence. It helps us manage our operating costs, comply with regulations and ensure public health and safety. For more than 11 years, Entergy has aggressively addressed the business risk posed by climate change. We have developed an emissions baseline for our business, achieved voluntary targets and funded research into and deployment of adaptation measures.

Much of our utility infrastructure and customer base, and corporate headquarters are on the U.S. Gulf Coast, a region facing serious environmental challenges. Coastal Louisiana suffers one of the fastest rates of wetland loss in the world. Superstorm Sandy's landfall in October devastated many communities along the Atlantic Coast, illustrating the environmental risks and vulnerabilities of the entire Eastern Seaboard. Mitigating environmental risks is an imperative for our communities, our utilities and Entergy Corporation.

Our comprehensive environmental strategy includes the following: 1) continuously reduce Entergy's environmental footprint, 2) assess and implement adaptation measures to mitigate physical risks to our operating area posed by climate change, 3) proactively manage emerging compliance areas, 4) deploy energy-efficient technologies and enhance transmission and distribution networks to assist customers in reducing energy use and cost, 5) advance Entergy's utility portfolio transformation to accelerate cleaner generation and 6) engage employees and other stakeholders to advance Entergy's vision for corporate sustainability and environmental stewardship. Work continued in each of the six areas in 2012. Key performance measures for the year will be reported in our 2012 Sustainability Report, which will be issued later in 2013.



Entergy's Business Model

Our business model is based on dynamic views that change as market conditions evolve. This enables Entergy to be proactive in shaping plans to achieve its strategy, which focuses on creating value through operational excellence and portfolio management.

Develop well-informed views on material issues using external expertise:

- Supply/demand
- Commodity prices
- Environmental and other regulation and legislation
- Capital and credit markets

BUSINESS MODEL

- Operational Excellence
- Portfolio Management

Our Value Proposition: **Creating sustainable value for our stakeholders**

LIGHTING THE WAY TO SUSTAINABLE VALUE



WE TACKLE THE TOUGH CHALLENGES WITH PASSION & INTEGRITY



UTILITY

Safely Providing Reliable Power at Reasonable Costs

OPTIMIZING OUR TRANSMISSION BUSINESS

In 2012, Entergy utilities successfully obtained orders, subject to terms and conditions, from their retail regulators granting their requests to join the Midwest Independent Transmission System Operator. Joining MISO is expected to deliver approximately $1.4 billion in projected customer savings over the next 10 years. The proposed spin-off and merger with ITC Holdings Corp. is the next step in our plan to optimize the utility transmission business for the benefit of customers and other stakeholders.

SERVING OUR CUSTOMERS WITH EXCELLENCE

As work continues on securing these transmission-related outcomes, our utilities remain focused on their essential service obligation – providing customers with safe, reliable power at reasonable rates. With a focus on operational efficiency, Entergy utilities maintained flat non-fuel electric rates from 2011 to 2012. Average residential rates for Entergy utility customers over the past five years were significantly below the U.S. average. Our reliability performance as measured by outage duration improved from 2011 to 2012, while outage frequency increased slightly over record performance in 2011. Our utilities established two new all-time records for consecutive run days for solid fossil-fuel units – 433 days on a pet-coke unit we operate and 284 days on coal. Arkansas Nuclear One was recognized in 2012 by the Nuclear Energy Institute for industry-leading performance. It received a Top Industry Practice award in the plant support category for implementing Angel Wings, a safe, lightweight construction platform.

In 2012, Entergy utilities implemented key components of a comprehensive strategy to improve customer service and engagement. Customers affected by an outage are now proactively contacted by phone or text message with relevant outage information and estimated restoration times. On Entergy's myAdvisor and myHome websites, customers can use tools and resources to better understand their bills, select payment options and find ways to save energy and money. Entergy utilities continued to gain in the J.D. Power and Associates 2012 Electric Utility Residential Customer Satisfaction Study. Entergy New Orleans was named the most improved utility company, and four of our utilities were among the top eight performers in Proactive Outage Communications. In the J.D. Power and Associates 2013 Business Customer Satisfaction Study, Entergy Texas achieved the highest overall customer satisfaction score among midsize utilities in the South.

Entergy employees once again delivered an outstanding storm recovery performance, successfully restoring power to 92 percent of customers within five days after Hurricane Isaac struck in August. The U.S. Department of Energy gave Entergy's response an "A+", noting "This is one of the best restorations we've seen in recent memory, and Entergy should be commended." Entergy also assisted in the Superstorm Sandy recovery efforts, providing more than 850 personnel. For these and other efforts, Entergy received both the 2012 Edison Electric Institute Emergency Recovery Award and Emergency Assistance Award. Entergy has received either the EEI Emergency Recovery or Emergency Assistance awards for 15 consecutive years, the only utility in the country to do so.

While these many operational highlights are gratifying, they were overshadowed by more than 20 lost-time injuries and the death of an Entergy lineman on the job. We are devastated by this. The only acceptable response is to ensure it does not happen again. We are refocusing our efforts to build safety awareness across our organization and strengthen our safety culture. We continue to develop initiatives to address identified risks and remain focused on achieving our goal of an accident-free work environment.

MANAGING OUR GENERATION PORTFOLIO

Entergy utilities proactively manage their generation portfolios to address current capacity shortfalls, meet long-term load growth of 1 percent to 1.25 percent per year and accommodate the deactivation of select assets. In 2012, Entergy Arkansas completed its purchase of the Hot Spring Energy Facility, a 620-megawatt, combined-cycle natural gas-fired power plant, and Entergy Mississippi completed its purchase of the Hinds Energy Facility, a 450-megawatt, combined-cycle natural gas-fired power plant. Both purchases support the utilities' strategy of providing reliable service at the lowest reasonable costs. In 2012, we permanently retired the Delta Power Plant located in Cleveland, Miss. and Sterlington Unit 6 in Sterlington, La. Over the past two years, 18 fossil generating units have been retired as Entergy utilities work to transform and modernize their generating portfolio to match ongoing and projected supply needs.

Also in 2012, Entergy Louisiana began construction on Ninemile Unit 6, a 550-megawatt combined-cycle gas turbine unit at the existing Ninemile Point Plant. The unit is expected to enter commercial operation by early 2015.

In June, work was completed on the 178-megawatt uprate project at Grand Gulf. With this uprate, the reactor at Grand Gulf is now the largest single-unit nuclear plant of its type in the nation. In December, the steam generator replacement project at the Waterford 3 Steam Electric Station was put in service. Major multi-year capital investments such as the Grand Gulf uprate and Waterford 3 steam generator replacement present a multitude of execution challenges. Despite these challenges, we are pleased with the successful outcome of both projects, which have secured the availability of clean and efficient nuclear energy for the benefit of our customers.

Clean generation is of increasing importance to our customers, communities and regulators, which is leading to higher levels of environmental regulation. Entergy utilities have steadily increased the portion of power supplied by clean and efficient natural gas-fired, combined-cycle and single-cycle units and operate five nuclear units. As a result, our utility generating fleet's emission rates for carbon dioxide, nitrogen oxide and sulfur dioxide are significantly lower than the average U.S. utility fleet.



Serving Our Utility Customers

Over the past five years, our utility operating companies have improved residential customer satisfaction as measured by J.D. Power and Associates while holding average residential rates below the U.S. average.

Average Residential Rates
cents per kWh


14
12
10
8
6
4
2
0
U.S.
Entergy
08
09
10
11
12

Residential Customer Satisfaction


700
600
500
U.S.
Entergy
08
09
10
11
12

PURSUING PRODUCTIVE REGULATORY CONSTRUCTS

Constructive relationships with our federal, state and local regulators are a vital component of our efforts to deliver value to our stakeholders. Our goal is to support the development of regulatory constructs that match our cost structure, investment profile and customer needs. We work tirelessly to meet the challenges posed by regulatory environments and to satisfy the expectations of our regulators.

We work with regulators to reduce regulatory lag through timely cost recovery mechanisms that help maintain our utilities' financial metrics at reasonable levels and support access to capital on reasonable terms. Our regulators' foresight related to our investments in Hinds, Hot Spring and the Waterford 3 project helped position our utilities for the future. These projects, plus the Grand Gulf uprate, total approximately $2 billion in investments placed in service in 2012. Cost recovery mechanisms allowed for rate adjustments within a matter of days and weeks. Timely recovery mechanisms will be particularly important going forward as we project increased capital investments will be required to deliver reliable, reasonably priced power to our customers.

In 2013, we have a full regulatory agenda once again, in addition to the ongoing MISO and ITC regulatory processes. Five of our six utilities will seek recovery of extraordinary storm restoration costs in 2012 due to Hurricane Isaac and a December ice storm in Arkansas. Storm restoration costs related to Hurricane Isaac alone are estimated at $370 million. In February 2013, Entergy Louisiana and Entergy Gulf States Louisiana filed rate cases requesting base-rate increases of approximately $168 million and $28 million, respectively, reflecting a 10.4 percent ROE and proposing new three-year Formula Rate Plans for the 2013 to 2015 test years. These amounts reflect the scenario that assumes completion of the proposed spin-merge transaction with ITC. In addition, Entergy Arkansas recently filed a base-rate case. We made the annual FRP filing in Mississippi and will seek to resolve the 2011 test-year FRP filing in New Orleans.

We will redouble our efforts in Texas. In September 2012, the Public Utility Commission of Texas ruled on the rate case filed by Entergy Texas, providing a $27.7 million base-rate increase and a 9.8 percent allowed ROE. Entergy Texas was denied recovery of approximately $30 million of purchased power capacity costs that were determined to not be known and measurable changes to test year amounts, which means Entergy Texas will be unable to earn the low allowed ROE granted. Entergy Texas is pursuing strategies to reverse or mitigate the effects of the order and maintains the option to file a new base rate-case should that be necessary.

One consideration in the rate case filings and other ongoing retail proceedings is the impact historically low interest rates could have on allowed ROE levels. It is noteworthy that the average awarded electric ROE in the United States was 10.15 percent in 2012 – generally in line with the last approved ROEs for most of our utilities. The total regulatory framework, however, not just allowed ROEs, is key to the ability to earn a fair return on utility investment in infrastructure. Over the years, Entergy's regulators have approved constructive policies, such as the certification of large projects in advance of construction, the approval of riders for specific types of costs and FRPs, that help us achieve our objectives for our customers and other stakeholders. We will continue to advance innovative and effective regulatory constructs and policies that benefit all stakeholders.

GROWING EARNINGS, DELIVERING STAKEHOLDER VALUE

During a time of increased industry-wide investment, Entergy utilities generally have the benefit of constructive regulatory relationships, manageable environmental exposure and service territories with solid economic growth. By operating efficiently, investing productively and working with our regulators, our current five-year financial outlook indicates utility net income compound annual average growth of around 6 percent through 2014 off a 2009 base year, including the transmission business.

We will prepare in 2013 for the integration of our utilities' transmission and generation operations into MISO, and we will continue to seek approval for the proposed spin-off and merger of the transmission business with ITC. Transforming our utility transmission business offers a unique and significant opportunity to deliver value to our customers and other stakeholders.



Transforming Our Transmission Business

Electric transmission presents challenging issues for the power industry, including the need to upgrade aging infrastructure, modernize equipment to accommodate demand for complying with growing regulatory requirements, and work to realize the vision of an efficient, inter-regional, high-performance grid. The proposed spin-off and merger of Entergy utilities' electric transmission businesses with a subsidiary of ITC Holdings Corp. is a significant step forward in addressing these issues.

ITC's proven independent business model for owning and operating transmission systems is the optimal model for customers, owners, employees and communities. With its singular focus on transmission, ITC has a demonstrated ability to operate transmission systems at industry-leading levels of safety and reliability. ITC's independence fosters a robust wholesale market and will bring necessary confidence to all stakeholders as we together face the challenges and opportunities of modernizing the U.S. electric grid. ITC will bring a regional view to transmission planning and operations that will include transparent collaboration with all stakeholders; by increasing stakeholder engagement and confidence, the ITC transaction will facilitate and build on the benefits of MISO membership, which in turn is expected to translate into savings for our customers. The regulatory approval process for the ITC transaction is under way, with filings made in all jurisdictions. In January 2013, we cleared review under the Hart-Scott-Rodino Act without action. ITC has scheduled a special meeting of shareholders on April 16 to vote on the transaction. We continue to target a 2013 close, subject to satisfaction of certain closing conditions.


MIS

Entergy utilities secured retail regulatory orders subject to terms and conditions granting their requests to join MISO, a necessary first step in realizing the value of an optimized transmission and generation system. Joining MISO is expected to deliver approximately $1.4 billion in customer savings in the first 10 years. In addition, it paves the way for Entergy Arkansas and Entergy Mississippi to exit the System Agreement in 2013 and 2015, respectively. The targeted cutover to MISO is in December of 2013.

Even as we perform the extensive implementation activities required for transfer of control to MISO later this year, we continue to reliably operate our transmission business in conformance with all requirements and continue to invest in upgrades and expansions.

LIGHTING THE WAY TO SUSTAINABLE VALUE



WE

ACTIVELY MANAGE
OUR PORTFOLIO

TO INCREASE

CASH FLOW

AND

REDUCE RISK



ENTERGY WHOLESALE COMMODITIES

Preserving Future Value

ADAPTING TO DYNAMIC POWER MARKETS

EWC owns and operates nuclear and non-nuclear power plants that are vital to our ability to provide safe, reliable products and services at reasonable costs. Nuclear power is a safe, secure, reliable and virtually emission-free source of electricity that adds valuable fuel and technology diversity to the nation's power supply. While low power prices have negatively impacted this business in recent years, we are committed to preserving the long-term value inherent in EWC assets.

OPERATING SAFELY, SECURELY AND RELIABLY

Our operating focus is always on safety and security first, followed by operating efficiency and productivity. Working together on safety and security is a hallmark of the nuclear industry. We worked closely with the Nuclear Regulatory Commission following the events on Sept. 11, 2001, and implemented numerous security enhancements. After the nuclear incident in Fukushima following the March 2011 earthquake and tsunami, the NRC created a task force to review the processes and regulations governing operations at U.S. nuclear facilities. Based on the task force recommendations, the NRC issued three orders, effective on March 12, 2012, that require nuclear operators to undertake certain plant modifications or perform certain additional analyses. The NRC is currently working with input from the nuclear industry to determine the specific actions that will be required by its orders. We are closely monitoring and, where appropriate, engaging in this process to ensure the resulting requirements are as effective and beneficial as possible for our stakeholders.

In 2012, in keeping with our focus on safe operations, all the training programs at EWC nuclear plants under review by the Institute of Nuclear Power Operations – including maintenance/technical and operations programs – received accreditation renewal. We also recorded a back-to-back breaker-to-breaker run at our James A. FitzPatrick Nuclear Plant in New York and a breaker-to-breaker run at the Cooper Nuclear Station, which we manage under contract for the Nebraska Public Power District. However, EWC achieved a capacity factor of 89 percent for its nuclear fleet, which fell short of historical performance and our 2012 goal. Challenges at one plant, Palisades Power Plant, contributed to our performance in 2012. An action plan for Palisades was implemented in late 2011, which resulted in the NRC returning Palisades to normal regulatory oversight and assisted us in working to improve operating efficiency and productivity. While overall fleet performance has in general been strong, we continue to evaluate opportunities to improve efficiency and productivity over the long term.

In 2012, EWC received a Top Industry Practice award from the Nuclear Energy Institute for industry-leading performance. Pilgrim Nuclear Power Station in Massachusetts was recognized in the equipment reliability category for a non-conductive torquing screw bit designed, developed and machined in-house. Recognizing the importance of skilled nuclear operators and technicians to our business, EWC is collaborating with Excelsior College in Albany, N.Y. to offer higher education to Entergy employees and spouses at reduced rates. Excelsior College offers curriculum that adheres to the NEI's Nuclear Uniform Curriculum Program.

CONTINUING PLANT OPERATIONS

Preserving the ability to operate its nuclear assets is vital to Entergy's ability to deliver future value to our employees, communities, customers and owners. In 2012, the NRC renewed the operating license for Pilgrim. Pilgrim began its 20-year renewed NRC operating license in 2012, as did the Vermont Yankee Nuclear Power Station.

In 2011, the NRC approved Vermont Yankee's operating license renewal. In early 2012, Entergy received a favorable ruling from the United States District Court for the District of Vermont that certain of the state's efforts to force closure of the plant were unconstitutional. The state of Vermont subsequently appealed the ruling to the United States Court of Appeals for the Second Circuit, which held oral arguments in January 2013. The appeals process could continue for quite some time during which Vermont Yankee operates under its NRC license. At the state level, our application for a Certificate of Public Good from the Vermont Public Service Board remains pending. Testimony and hearings on the CPG proceedings are scheduled through August 2013 with a VPSB decision expected by year-end 2013 or early 2014. In January 2013, we also participated in a hearing at the Vermont Supreme Court concerning a challenge by an intervenor group that Vermont Yankee is operating in violation of past VPSB orders. The state court will establish next steps in this matter.

We continued to advance the license renewal process for Indian Point Energy Center Units 2 and 3 in 2012. The Atomic Safety and Licensing Board held its first hearings on the 13 remaining consolidated issues related to renewal of the Indian Point operating licenses. Hearings on nine contentions were held in late 2012. Testimony on the remaining contentions has not been completed, and hearing dates have yet to be set. Given the number of issues under consideration, we expect the federal hearing process could take many years. In parallel, Entergy will continue to work with the NRC staff as it completes its technical and environmental reviews of the license renewal applications for Indian Point.

Two issues before the NRC staff or the ASLB, as appropriate, relate to whether New York state actions are required in the Indian Point license renewal proceedings. These actions include water quality certification under the federal Clean Water Act and a coastal zone determination under the federal Coastal Zone Management Act. Entergy has presented arguments to the ASLB indicating that neither of these state actions is a necessary prerequisite to the federal licensing decision. At the same time, and with full reservation of rights, Entergy is working at the state level to obtain both state determinations.

While the license renewal process will take many years, we believe the leaders and regulators for the state of New York and federal regulators will ultimately make the right decision for the residents and businesses served by Indian Point.



Operating Safe, Secure and Efficient Power Plants

Safe, secure and efficient power plants are essential to our EWC business. EWC is committed to the operations of both its nuclear and non-nuclear plants.


Capacity Factors
%
Nuclear Fleet
Non-Nuclear Fleet
95 93 90 93 89
49 43 51 28 56
08 09 10 11 12
08 09 10 11 12


Production Costs
$ per MWh
Nuclear Fleet
Non-Nuclear Fleet
22 23 25 25 26
76 61 60 53 43
08 09 10 11 12
08 09 10 11 12

Numerous independent studies have found Indian Point to be safe, secure and vital to the communities it serves from economic, environmental and reliability standpoints. For example, at a Manhattan Institute event held in September 2012, economist Jonathan Lesser, President of Continental Economics, gave a report that concluded closing Indian Point would result in an increase in annual electric costs in New York state by $1.5 billion to $2.2 billion between 2016 and 2030; the loss of 26,000 to 40,000 jobs annually; violation of reliability standards and rolling blackouts; and a total economic impact of $1.8 billion to $2.7 billion per year. According to Lesser, all replacement scenarios for Indian Point result in electric rate increases for residential, commercial and industrial customers. At the same time we continue to assist Con Edison and the New York Power Authority with their efforts to develop a contingency plan assuming Indian Point is taken out of service in 2015. Such contingency planning is reasonable, and we will continue to support this process.

CAPTURING UPSIDE POTENTIAL

Commodity market prices are one of the most important fundamental drivers for EWC's financial performance. In recent years, we aggressively hedged our future output based on our belief that power prices would remain low. In 2012, we adjusted our view on power prices based on cautious optimism about improvements in prices as the economy recovers, stricter environmental regulations are passed and oversupply in the shale gas market is reduced. Despite a more optimistic outlook, we believe hedging is the right thing to do from a risk management perspective. Therefore, in 2012, we implemented an asymmetric hedging strategy that limits our downside exposure while preserving upside potential if power prices increase.

PRESERVING AND ENHANCING EWC'S PORTFOLIO VALUE

We believe EWC offers significant potential to deliver stakeholder value given the positive effects of economic growth on load and power prices and the possibility of new or expanded environmental regulation. However, at current price levels, we expect declining EWC adjusted earnings before interest, taxes, depreciation and amortization through 2014. While the current price environment creates challenges at certain plants, we will make any investments required for the safety, security and reliability of our EWC assets. We are preserving and enhancing that value potential by pursuing operational excellence, license renewals and appropriate hedging strategies. We continue to evaluate opportunities to enhance the EWC portfolio as we did through the Rhode Island State Energy Center power plant acquisition in 2011. In addition, we continue to evaluate ways to make EWC and the utility business more strategically and financially independent of each other.



Weathering Sandy

In October, Superstorm Sandy devastated communities in New York, New Jersey and other states along the Atlantic coast. High winds, heavy rain and massive flooding caused damages estimated in the billions of dollars. EWC's Indian Point, FitzPatrick, Pilgrim and Vermont Yankee plants all safely weathered the storm. Indian Point 2, FitzPatrick and Pilgrim remained at full power while Vermont Yankee reduced power to 88 percent to help maintain grid stability. Indian Point 3 shut down automatically due to electrical grid disturbance and was back online four days later.

The safe, secure and reliable performance of our nuclear plants during a record-breaking storm reinforces the important role these assets play in the communities they serve. Restoring power following a widespread outage would take significantly longer without the presence of a large, reliable generation source such as Indian Point. Numerous independent studies have verified the positive impact of Indian Point on grid reliability, the regional economy and environment, and human health. Entergy believes, as do many independent experts, that it is virtually impossible to replicate the economic, environmental and reliability benefits of Indian Point, even over the long term. Superstorm Sandy further illustrates the beneficial role Indian Point serves in its communities.

In Pursuit of Sustainable Value for Our Owners, Customers, Employees and Communities

As Entergy begins its second century of service on behalf of its stakeholders, we will pursue sustainable value by always asking how can we do better. We will continue to use our proven business model as we define our business strategy along the dimensions of operational excellence and portfolio management.

OPERATIONAL EXCELLENCE

We will re-evaluate our organization structure and processes to enhance the efficiency of our businesses. We will also continue to evaluate new technologies to support innovation. For example, we are employing technologies to help us deliver advanced solutions to our customers, better engage with our stakeholders and collaborate more effectively as an organization.

PORTFOLIO MANAGEMENT

We will continue to evaluate strategies to maximize stakeholder value in our utility and EWC businesses. We analyze opportunities with the potential to create sustainable value under current or expected market conditions. Our ongoing pursuit of the proposals for the utility operating companies to join MISO and to spin off and merge the transmission business with ITC are examples of these efforts.

We know the year ahead will bring many challenges and opportunities. We will tackle them with enthusiasm, confident in our strong belief that Entergy exists to serve its stakeholders. That belief, combined with expertise, passion and integrity, lights the way to sustainable value for our owners, customers, employees and communities.



Financial Review

Additional Information and Where to Find It

ITC Holdings Corp. (ITC) filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed spin-merge transaction with Entergy. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about Mid South TransCo LLC (TransCo) and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy's Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

FORWARD-LOOKING INFORMATION

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors contained in the Form 10-K for the year ended December 31, 2012, (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

- resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, Entergy's utility supply plan, and recovery of fuel and purchased power costs;
- the termination of Entergy Arkansas's and Entergy Mississippi's participation in the System Agreement in December 2013 and November 2015, respectively;
- regulatory and operating challenges and uncertainties associated with the Utility operating companies' proposal to move to the MISO RTO;
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the application of more stringent transmission reliability requirements or market power criteria by the FERC;
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Entergy Wholesale Commodities business, and the effects of new or existing safety or environmental concerns regarding nuclear power plants and nuclear fuel;
- resolution of pending or future applications, and related regulatory proceedings and litigation, for license renewals or modifications of nuclear generating facilities;
- the performance of and deliverability of power from Entergy's generation resources, including the capacity factors at its nuclear generating facilities;
- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities;
- prices for power generated by Entergy's merchant generating facilities and the ability to hedge, meet credit support requirements for hedges, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Entergy Wholesale Commodities nuclear plants;
- the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts;
- volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities;
- changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation;
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, greenhouse gases, mercury, and other regulated air emissions, and changes in costs of compliance with environmental and other laws and regulations;
- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal;
- risks associated with the proposed spin-off and subsequent merger of Entergy's electric transmission business into a subsidiary of ITC Holdings Corp., including the risk that Entergy and the Utility operating companies may not be able to timely satisfy the conditions or obtain the approvals required to complete such transaction or such approvals may contain material restrictions or conditions, and the risk that if completed, the transaction may not achieve its anticipated results;
- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes, ice storms, or other weather events and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance;
- effects of climate change;
- changes in the quality and availability of water supplies;
- Entergy's ability to manage its capital projects and operation and maintenance costs;
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms;
- the economic climate, and particularly economic conditions in Entergy's Utility service area and the Northeast United States and events that could influence economic conditions in those areas;
- the effects of Entergy's strategies to reduce tax payments;
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions;
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria;
- changes in inflation and interest rates;
- the effect of litigation and government investigations or proceedings;
- advances in technology;
- the potential effects of threatened or actual terrorism, cyber attacks or data security breaches, including increased security costs, and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion;
- Entergy's ability to attract and retain talented management and directors;
- changes in accounting standards and corporate governance;
- declines in the market prices of marketable securities and resulting funding requirements for Entergy's defined benefit pension and other postretirement benefit plans;
- future wage and employee benefit costs, including changes in discount rates and returns on benefit plan assets;
- changes in decommissioning trust fund values or earnings or in the timing of or cost to decommission nuclear plant sites;
- the effectiveness of Entergy's risk management policies and procedures and the ability and willingness of its counterparties to satisfy their financial and performance commitments;
- factors that could lead to impairment of long-lived assets; and
- the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture.

GAAP TO NON-GAAP RECONCILIATION

Earnings Per Share	2012	2011
As-Reported	$ 4.76	$ 7.55
Less Special Items:		
Transmission business spin-merge expenses	$(0.21)	$ –
Vermont Yankee asset impairment	$(1.26)	$(0.07)
Total Special Items	$(1.47)	$(0.07)
Operational	$ 6.23	$ 7.62

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA

	2012	2011	2010	2009	2008
SELECTED FINANCIAL DATA:					
(in thousands, except percentages and per share amounts)					
Operating revenues	$10,302,079	$11,229,073	$11,487,577	$10,745,650	$13,093,756
Income from continuing operations	$ 868,363	$ 1,367,372	$ 1,270,305	$ 1,251,050	$ 1,240,535
Earnings per share from continuing operations:					
Basic	$ 4.77	$ 7.59	$ 6.72	$ 6.39	$ 6.39
Diluted	$ 4.76	$ 7.55	$ 6.66	$ 6.30	$ 6.20
Dividends declared per share	$ 3.32	$ 3.32	$ 3.24	$ 3.00	$ 3.00
Return on common equity	9.33%	15.43%	14.61%	14.85%	15.42%
Book value per share, year-end	$ 51.72	$ 50.81	$ 47.53	$ 45.54	$ 42.07
Total assets	$43,202,502	$40,701,699	$38,685,276	$37,561,953	$36,616,818
Long-term obligations(a)	$ 12,141,370	$10,268,645	$11,575,973	$11,277,314	$11,734,411
UTILITY ELECTRIC OPERATING REVENUES:					
(in millions)					
Residential	$ 3,022	$ 3,369	$ 3,375	$ 2,999	$ 3,610
Commercial	2,174	2,333	2,317	2,184	2,735
Industrial	2,034	2,307	2,207	1,997	2,933
Governmental	198	205	212	204	248
Total retail	7,428	8,214	8,111	7,384	9,526
Sales for resale	179	216	389	206	325
Other	264	244	241	290	222
Total	$ 7,871	$ 8,674	$ 8,741	$ 7,880	$ 10,073
UTILITY BILLED ELECTRIC ENERGY SALES:					
(GWh)					
Residential	34,664	36,684	37,465	33,626	33,047
Commercial	28,724	28,720	28,831	27,476	27,340
Industrial	41,181	40,810	38,751	35,638	37,843
Governmental	2,435	2,474	2,463	2,408	2,379
Total retail	107,004	108,688	107,510	99,148	100,609
Sales for resale	3,200	4,111	4,372	4,862	5,401
Total	110,204	112,799	111,882	104,010	106,010
ENTERGY WHOLESALE COMMODITIES:					
Operating revenues (in millions)	$ 2,326	$ 2,414	$ 2,566	$ 2,711	$ 2,794
Billed electric energy sales (GWh)	46,178	43,497	42,934	43,743	44,875

(a) Includes long-term debt (excluding currently maturing debt), noncurrent capital lease obligations, and subsidiary preferred stock without sinking fund that is not presented as equity on the balance sheet.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN(a)

The following graph compares the performance of the common stock of Entergy Corporation to the S&P 500 Index and the Philadelphia Utility Index (each of which includes Entergy Corporation) for the last five years ended December 31:



$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
Entergy Corporation
S&P 500 Index
Philadelphia Utility Index

	2007	2008	2009	2010	2011	2012
Entergy Corporation	$100.00	$71.69	$73.44	$66.29	$ 71.78	$ 65.78
S&P 500 Index	$100.00	$63.00	$79.68	$91.68	$ 93.61	$108.60
Philadelphia Utility Index	$100.00	$72.76	$80.07	$84.63	$100.92	$100.35

(a) Assumes $100 invested at the closing price on December 31, 2007 in Entergy Corporation common stock, the S&P 500 Index, and the Philadelphia Utility Index, and reinvestment of all dividends.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

Entergy operates primarily through two business segments: Utility and Entergy Wholesale Commodities.

- The **UTILITY** business segment includes the generation, transmission, distribution, and sale of electric power in portions of Arkansas, Mississippi, Texas, and Louisiana, including the City of New Orleans; and operates a small natural gas distribution business. As discussed in more detail in "Plan to Spin Off the Utility's Transmission Business," in December 2011, Entergy entered into an agreement to spin off its transmission business and merge it with a newly-formed subsidiary of ITC Holdings Corp.
- The **ENTERGY WHOLESALE COMMODITIES** business segment includes the ownership and operation of six nuclear power plants located in the northern United States and the sale of the electric power produced by those plants to wholesale customers. This business also provides services to other nuclear power plant owners. Entergy Wholesale Commodities also owns interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers.

Following are the percentages of Entergy's consolidated revenues and net income generated by its operating segments and the percentage of total assets held by them:

Segment	% of Revenue 2012	2011	2010
Utility	78	79	78
Entergy Wholesale Commodities	22	21	22
Parent & Other	–	–	–

Segment	% of Net Income 2012	2011	2010
Utility	110	82	65
Entergy Wholesale Commodities	5	36	36
Parent & Other	(15)	(18)	(1)

Segment	% of Total Assets 2012	2011	2010
Utility	82	80	80
Entergy Wholesale Commodities	22	24	26
Parent & Other	(4)	(4)	(6)

HURRICANE ISAAC

In August 2012, Hurricane Isaac caused extensive damage to portions of Entergy's service area in Louisiana, and to a lesser extent in Mississippi and Arkansas. The storm resulted in widespread power outages, significant damage primarily to distribution infrastructure, and the loss of sales during the power outages. Total restoration costs for the repair and/or replacement of Entergy's electric facilities in areas with damage from Hurricane Isaac are currently estimated to be approximately $370 million, including approximate amounts of $7 million at Entergy Arkansas, $70 million at Entergy Gulf States Louisiana, $220 million at Entergy Louisiana, $22 million at Entergy Mississippi, and $48 million at Entergy New Orleans.

The Utility operating companies are considering all reasonable avenues to recover storm-related costs from Hurricane Isaac, including, but not limited to, accessing funded storm reserves; securitization or other alternative financing; and traditional retail recovery on an interim and permanent basis. Each Utility operating company is responsible for its restoration cost obligations and for recovering or financing its storm-related costs. In November 2012, Entergy New Orleans drew $10 million from its funded storm reserves. In January 2013, Entergy Gulf States Louisiana and Entergy Louisiana drew $65 million and $187 million, respectively, from their funded storm reserves. Storm cost recovery or financing may be subject to review by applicable regulatory authorities.

Entergy recorded accruals for the estimated costs incurred that were necessary to return customers to service. Entergy recorded corresponding regulatory assets of approximately $120 million and construction work in progress of approximately $250 million. Entergy recorded the regulatory assets in accordance with its accounting policies and based on the historic treatment of such costs in its service areas because management believes that recovery through some form of regulatory mechanism is probable. Because Entergy has not gone through the regulatory process regarding these storm costs, however, there is an element of risk, and Entergy is unable to predict with certainty the degree of success it may have in its recovery initiatives, the amount of restoration costs that it may ultimately recover, or the timing of such recovery.

RESULTS OF OPERATIONS

2012 Compared to 2011

Following are income statement variances for Utility, Entergy Wholesale Commodities, Parent & Other, and Entergy comparing 2012 to 2011 showing how much the line item increased or (decreased) in comparison to the prior period (in thousands):

	Utility	Entergy Wholesale Commodities	Parent & Other	Entergy
2011 Consolidated Net Income (Loss)	$1,123,866	$ 491,846	$(248,340)	$1,367,372
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	64,531	(191,311)	(4,313)	(131,093)
Other operation and maintenance expenses	128,955	52,253	(3,574)	177,634
Asset impairment	–	355,524	–	355,524
Taxes other than income taxes	803	20,675	(206)	21,272
Depreciation and amortization	45,728	(3,145)	(200)	42,383
Other income	(458)	9,866	3,885	13,293
Interest expense	20,746	(15,167)	50,078	55,657
Other expenses	9,356	(25,209)	–	(15,853)
Income taxes	22,029	(114,957)	(162,480)	(255,408)
2012 Consolidated Net Income (Loss)	$ 960,322	$ 40,427	$(132,386)	$ 868,363

Refer to "Selected Financial Data - Five-Year Comparison Of Entergy Corporation And Subsidiaries" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

In the fourth quarter 2012, Entergy moved two subsidiaries from Parent & Other to the Entergy Wholesale Commodities segment to improve the alignment of certain intercompany items and income tax activity. The prior period financial information in this report has been restated to reflect this change.

As discussed in more detail in Note 1 to the financial statements, results of operations for 2012 include a $355.5 million ($223.5 million after-tax) impairment charge to write down the carrying values of Vermont Yankee and related assets to their fair values. Also, net income in 2012 was significantly affected by two settlements with the IRS; one of which related to the income tax treatment of the Louisiana Act 55 financing of the Hurricane Katrina and Hurricane Rita storm costs, and the other of which related to nuclear power plant decommissioning liabilities, both of which resulted in a reduction in income tax expense. The net income effect was partially offset by a regulatory charge, which reduced net revenue in 2012, associated with the storm costs settlement to reflect the obligation to customers with respect to the settlement. See Note 3 to the financial statements for additional discussion of the tax settlements. Net income for Utility for 2011 was significantly affected by a settlement with the IRS related to the

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

mark-to-market income tax treatment of power purchase contracts, which resulted in a reduction in income tax expense. The net income effect was partially offset by a regulatory charge, which reduced net revenue in 2011, because Entergy Louisiana is sharing the benefits with customers. See Notes 3 and 8 to the financial statements for additional discussion of the tax settlement and benefit sharing.

NET REVENUE

Utility

Following is an analysis of the change in net revenue, comparing 2012 to 2011 (in millions):

2011 Net Revenue	$4,904
Mark-to-market tax settlement sharing	200
Retail electric price	81
Grand Gulf recovery	71
Net wholesale revenue	(28)
Purchased power capacity	(29)
Volume/weather	(80)
Louisiana Act 55 financing savings obligation	(161)
Other	11
2012 Net Revenue	$4,969

The mark-to-market tax settlement sharing variance results from a regulatory charge recorded in September 2011 because Entergy Louisiana is sharing the benefits of a settlement with the IRS related to the mark-to-market income tax treatment of power purchase contracts with customers. See Notes 3 and 8 to the financial statements for additional discussion of the tax settlement and benefit sharing.

The retail electric price variance is primarily due to:

- an increase in the storm cost recovery rider at Entergy Mississippi, as approved by the MPSC for a five-month period effective August 2012. This increase is offset by costs included in other operation and maintenance expenses and has no effect on net income;
- an increase in the energy efficiency rider at Entergy Arkansas, as approved by the APSC, effective July 2012. This increase is offset by costs included in other operation and maintenance expenses and has no effect on net income;
- a special formula rate plan rate increase at Entergy Louisiana effective May 2011 in accordance with a previous LPSC order relating to the acquisition of Unit 2 of the Acadia Energy Center. See Note 2 to the financial statements for a discussion of the formula rate plan increase; and
- base rate increases at Entergy Texas beginning May 2011 as a result of the settlement of the December 2009 rate case and effective July 2012 as a result of the PUCT's order in the December 2011 rate case. See Note 2 to the financial statements for further discussion of the rate cases.

These increases were partially offset by formula rate plan decreases at Entergy New Orleans effective October 2011 and at Entergy Gulf States Louisiana effective September 2012. See Note 2 to the financial statements for further discussion of the formula rate plan decreases.

The Grand Gulf recovery variance is primarily due to increased recovery of higher costs resulting from the Grand Gulf uprate.

The net wholesale revenue variance is primarily due to decreased sales volume to municipal and co-op customers and lower prices.

The purchased power capacity variance is primarily due to price increases for ongoing purchased power capacity and additional capacity purchases.

The volume/weather variance is primarily due to decreased electricity usage, including the effect of milder weather as compared to the prior period on residential and commercial sales. Hurricane Isaac, which hit the Utility's service area in August 2012, also contributed to the decrease in electricity usage. Billed electricity usage decreased a total of 1,684 GWh, or 2%, across all customer classes.

The Louisiana Act 55 financing savings obligation variance results from a regulatory charge recorded in 2012 because Entergy Gulf States Louisiana and Entergy Louisiana are sharing the savings from an IRS settlement related to the uncertain tax position regarding the Hurricane Katrina and Hurricane Rita Louisiana Act 55 financing with customers. See Note 3 to the financial statements for additional discussion of the tax settlement and savings obligation.

Entergy Wholesale Commodities

Following is an analysis of the change in net revenue comparing 2012 to 2011 (in millions):

2011 Net Revenue	$2,045
Nuclear realized price changes	(194)
Nuclear volume	(33)
Other	36
2012 Net Revenue	$1,854

As shown in the table above, net revenue for Entergy Wholesale Commodities decreased by $191 million, or 9%, in 2012 compared to 2011 primarily due to lower pricing in its contracts to sell power and lower volume in its nuclear fleet resulting from more unplanned and refueling outage days in 2012 as compared to 2011 which was partially offset by the exercise of resupply options provided for in purchase power agreements whereby Entergy Wholesale Commodities may elect to supply power from another source when the plant is not running. Amounts related to the exercise of resupply options are included in the GWh billed in the table below. Partially offsetting the lower net revenue from the nuclear fleet was higher net revenue from the Rhode Island State Energy Center, which was acquired in December 2011.

Following are key performance measures for Entergy Wholesale Commodities for 2012 and 2011:

	2012	2011
Owned capacity	6,612	6,599
GWh billed	46,178	43,497
Average realized price per MWh	$50.02	$54.50
Entergy Wholesale Commodities Nuclear Fleet		
Capacity factor	89%	93%
GWh billed	41,042	40,918
Average realized revenue per MWh	$50.29	$54.73
Refueling outage days:		
FitzPatrick	34	–
Indian Point 2	28	–
Indian Point 3	–	30
Palisades	34	–
Pilgrim	–	25
Vermont Yankee	–	25

Realized Revenue per MWh for Entergy Wholesale Commodities Nuclear Plants

The recent economic downturn and negative trends in the energy commodity markets have resulted in lower natural gas prices and lower market prices for electricity in the New York and New England power regions, which is where five of the six Entergy Wholesale Commodities nuclear power plants are located. Entergy Wholesale Commodities' nuclear business experienced a decrease in realized price per MWh to $50.29 in 2012 from $54.73 in 2011 and $59.16 in 2010, and is likely to experience a decrease again in 2013 because, as shown in the contracted sale of energy table in "Market and Credit Risk Sensitive Instruments," Entergy Wholesale Commodities has sold forward 85% of its planned nuclear energy output for 2013 for an expected average contracted energy price of $46 per MWh based on market prices at December 31, 2012. In addition, Entergy Wholesale Commodities has sold forward 73% of its planned nuclear energy output for 2014 for an expected average contracted energy price of $45 per MWh based on market prices at December 31, 2012. Near-term prices present a challenging economic situation for the Entergy Wholesale Commodities plants. The challenge is greater for some of these plants based on a variety of factors such as their market for both energy and capacity, their size, their contracted positions, and the investment required to maintain the safety and integrity of the plants. If, in the future, economic conditions or regulatory activity no longer support the continued operation of a plant it could adversely affect Entergy's results of operations through impairment charges, increased depreciation rates, transitional costs, or accelerated decommissioning costs. Impairment of long-lived assets and nuclear decommissioning costs, and the factors that influence these items, are both discussed below in "Critical Accounting Estimates." See also the discussion below in "Entergy Wholesale Commodities Authorizations to Operate Its Nuclear Power Plants" regarding Entergy Wholesale Commodities nuclear plant operating license and related activity.

OTHER INCOME STATEMENT ITEMS

Utility

Other operation and maintenance expenses increased from $1,951 million for 2011 to $2,080 million for 2012 primarily due to:

- an increase of $47 million in compensation and benefits costs primarily due to decreasing discount rates and changes in certain actuarial assumptions resulting from an experience study. See "Critical Accounting Estimates – Qualified Pension and Other Postretirement Benefits" below and Note 11 to the financial statements for further discussion of benefits costs;
- $38 million of costs incurred in 2012 related to the planned spin-off and merger of the Utility's transmission business;
- an increase of $29 million in nuclear expenses primarily due to higher labor costs, including higher contract labor;
- an increase of $21 million resulting from a temporary increase in the Entergy Mississippi storm damage reserve authorized by the MPSC effective August 2012. These costs included are recovered through the storm cost recovery rider and have no effect on net income;
- an increase of $14 million in energy efficiency costs at Entergy Arkansas. These costs are recovered through the energy efficiency rider and have no effect on net income;
- the deferral in 2011 of $13.4 million of 2010 Michoud plant maintenance costs pursuant to the settlement of Entergy New Orleans' 2010 test year formula rate plan filing approved by the City Council in September 2011. See Note 2 to the financial statements for further discussion of the Entergy New Orleans 2010 test year formula rate plan filing and settlement; and
- an increase of $10 million in operating expenses due to the sale of surplus oil inventory in 2011.

These increases were partially offset by:

- a decrease of approximately $7 million as a result of the deferral or capitalization of storm restoration costs for Hurricane Isaac, which hit the Utility's service area in August 2012;
- the effect of the deferral, as approved by the FERC, and the LPSC for the Louisiana jurisdictions, of costs related to the transition and implementation of joining the MISO RTO, which reduced expenses by $10 million; and
- a decrease of $9 million in legal expenses, not including legal costs related to the transition and implementation of joining the MISO RTO and the planned spin-off and merger of the Utility's transmission business which are included in other bullets, primarily resulting from a decrease in legal and regulatory activity decreasing the use of outside legal services.

Depreciation and amortization expense increased primarily due to additions to plant in service.

Interest expense increased primarily due to a revision in 2011 caused by FERC's acceptance of a change in the treatment of funds received from independent power producers for transmission interconnection projects. Also contributing to the increase were net debt issuances by certain of the Utility operating companies.

Entergy Wholesale Commodities

Other operation and maintenance expenses increased from $906 million for 2011 to $958 million for 2012 primarily due to:

- an increase of $23 million in compensation and benefits costs primarily due to decreasing discount rates and changes in certain actuarial assumptions resulting from an experience study. See "Critical Accounting Estimates – Qualified Pension and Other Postretirement Benefits " below and Note 11 to the financial statements for further discussion of benefits costs;
- an increase of $23 million primarily due to higher contract labor costs and higher material and supply costs; and
- an increase of $20 million due to the operations of the Rhode Island State Energy Center, which was acquired in December 2011.

These increases were partially offset by the effects of recording the final court decisions in the Vermont Yankee and Indian Point 2 lawsuits against the U.S. Department of Energy related to spent nuclear fuel disposal. The damages awarded include the reimbursement of approximately $25 million of spent nuclear fuel storage costs previously recorded as operation and maintenance expenses.

The asset impairment variance is due to a $355.5 million ($223.5 million after-tax) impairment charge recorded in the first quarter 2012 to write down the carrying values of Vermont Yankee and related assets to their fair values. See Note 1 to the financial statements for further discussion of this charge.

Taxes other than income taxes increased primarily due to increased property taxes at FitzPatrick, increased electric generating excises at Vermont Yankee, and property taxes from the Rhode Island State Energy Center acquired in December 2011. Previously, FitzPatrick was granted an exemption from property taxation and paid taxes according to a payment in lieu of property tax agreement. This agreement expired on June 30, 2011 and FitzPatrick is now being taxed under the regular property tax system. FitzPatrick has pending litigation in the Fifth Judicial District of New York State Supreme Court challenging each annual property tax assessment placed on FitzPatrick since the expiration of the payment in lieu of tax agreement. The State of Vermont enacted legislation, which became effective on July 1, 2012, increasing the electric generating excise on Vermont Yankee. Vermont Yankee is challenging the constitutionality of this legislation. In October 2012 the federal judge for the U.S. District Court for the District of Vermont dismissed the suit on jurisdictional grounds. In November 2012, Entergy appealed the District Court's decision to the Second Circuit Court of Appeals, where the suit remains pending.

Depreciation and amortization expenses decreased primarily due to adjustments resulting from final court decisions in the Entergy Nuclear Indian Point 2 and Vermont Yankee lawsuits against the U.S. Department of Energy related to spent nuclear fuel disposal. The effects of recording the proceeds from the judgments reduced the plant in service balances with a corresponding $25 million reduction to previously-recorded depreciation expense. Partially offsetting the adjustment was an increase due to additions to plant in service, including the acquisition of the Rhode Island State Energy Center in December 2011.

Other expenses decreased primarily due to a credit to decommissioning expense of $49 million in the second quarter 2012 compared to a credit to decommissioning expense of $34 million in the fourth quarter 2011 resulting from reductions in the decommissioning cost liabilities for certain nuclear plants as a result of revised decommissioning cost studies. See "Critical Accounting Estimates – Nuclear Decommissioning Costs" below for further discussion of these credits.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Parent & Other

Interest expense increased primarily due to the issuance of $500 million of 4.7% senior notes by Entergy Corporation in January 2012 and a higher interest rate on outstanding borrowings under the Entergy Corporation credit facility.

INCOME TAXES

The effective income tax rate for 2012 was 3.4%. The difference in the effective income tax rate versus the statutory rate of 35% for 2012 is related to (1) an IRS settlement of the tax treatment of the Louisiana Act 55 financing of the Hurricane Katrina and Hurricane Rita storm costs and the reversal of the provision for the uncertain tax position related to that item as discussed further in Note 3 to the financial statements; (2) a unanimous court decision from the U.S. Court of Appeals for the Fifth Circuit affirming an earlier decision of the U.S. Tax Court holding that Entergy was entitled to claim a credit against its U.S. tax liability for the U.K. windfall tax that it paid. The decision necessitated that Entergy reverse the provision for the uncertain tax position related to that item; and (3) an IRS Settlement on nuclear power plant decommissioning liabilities resulting in an earnings benefit of approximately $155 million, as discussed further in Note 3 to the financial statements.

The effective income tax rate for 2011 was 17.3%. The difference in the effective income tax rate versus the statutory rate of 35% in 2011 was primarily due to a settlement with the IRS related to the mark-to-market income tax treatment of power purchase contracts, which resulted in a reduction in income tax expense of $422 million. See Note 3 to the financial statements for further discussion of the settlement.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

2011 Compared to 2010

Following are income statement variances for Utility, Entergy Wholesale Commodities, Parent & Other, and Entergy comparing 2011 to 2010 showing how much the line item increased or (decreased) in comparison to the prior period (in thousands):

	Utility	Entergy Wholesale Commodities	Parent & Other	Entergy
2010 Consolidated Net Income (Loss)	$ 829,719	$ 450,104	$ (9,518)	$1,270,305
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	(146,947)	(155,898)	3,620	(299,225)
Other operation and maintenance expenses	1,674	(141,672)	38,354	(101,644)
Taxes other than income taxes	248	1,079	400	1,727
Depreciation and amortization	16,326	16,008	(26)	32,308
Gain on sale of business	–	(44,173)	–	(44,173)
Other income	(3,388)	(47,257)	9,339	(41,306)
Interest expense	(37,502)	(69,661)	45,623	(61,540)
Other expenses	1,688	(23,335)	1	(21,646)
Income taxes	(426,916)	(71,489)	167,429	(330,976)
2011 Consolidated Net Income (Loss)	$1,123,866	$ 491,846	$(248,340)	$1,367,372

Refer to "Selected Financial Data - Five-Year Comparison Of Entergy Corporation And Subsidiaries" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

Net income for Utility in 2011 was significantly affected by a settlement with the IRS related to the mark-to-market income tax treatment of power purchase contracts, which resulted in a reduction in income tax expense. The net income effect was partially offset by a regulatory charge, which reduced net revenue in 2011, because a portion of the benefits will be shared with customers. See Notes 3 and 8 to the financial statements for additional discussion of the tax settlement and benefit sharing.

NET REVENUE

Utility

Following is an analysis of the change in net revenue comparing 2011 to 2010 (in millions):

2010 Net Revenue	$5,051
Mark-to-market tax settlement sharing	(196)
Purchased power capacity	(21)
Net wholesale revenue	(14)
Volume/weather	13
ANO decommissioning trust	24
Retail electric price	49
Other	(2)
2011 Net Revenue	$4,904

The mark-to-market tax settlement sharing variance results from a regulatory charge because a portion of the benefits of a settlement with the IRS related to the mark-to-market income tax treatment of power purchase contracts will be shared with customers, slightly offset by the amortization of a portion of that charge beginning in October 2011. See Notes 3 and 8 to the financial statements for additional discussion of the tax settlement and benefit sharing.

The purchased power capacity variance is primarily due to price increases for ongoing purchased power capacity and additional capacity purchases.

The net wholesale revenue variance is primarily due to lower margins on co-owner contracts and higher wholesale energy costs.

The volume/weather variance is primarily due to an increase of 2,061 GWh in weather-adjusted usage across all sectors. Weather-adjusted residential retail sales growth reflected an increase in the number of customers. Industrial sales growth has continued since the beginning of 2010. Entergy's service territory has benefited from the national manufacturing economy and exports, as well as industrial facility expansions. Increases have been offset to some extent by declines in the paper, wood products, and pipeline segments. The increase was also partially offset by the effect of less favorable weather on residential sales.

The ANO decommissioning trust variance is primarily related to the deferral of investment gains from the ANO 1 and 2 decommissioning trust in 2010 in accordance with regulatory treatment. The gains resulted in an increase in interest and investment income in 2010 and a corresponding increase in regulatory charges with no effect on net income.

The retail electric price variance is primarily due to:

- rate actions at Entergy Texas, including a base rate increase effective August 2010 and an additional increase beginning May 2011;
- a formula rate plan increase at Entergy Louisiana effective May 2011; and
- a base rate increase at Entergy Arkansas effective July 2010.

These were partially offset by formula rate plan decreases at Entergy New Orleans effective October 2010 and October 2011. See Note 2 to the financial statements for further discussion of these proceedings.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Entergy Wholesale Commodities

Following is an analysis of the change in net revenue comparing 2011 to 2010 (in millions):

2010 Net Revenue	**$2,200**
Nuclear realized price changes	(159)
Fuel expenses	(30)
Harrison County	(27)
Nuclear volume	61
2011 Net Revenue	**$2,045**

As shown in the table above, net revenue for Entergy Wholesale Commodities decreased by $155 million, or 7%, in 2011 compared to 2010 primarily due to:

- lower pricing in its contracts to sell power;
- higher fuel expenses, primarily at the nuclear plants; and
- the absence of the Harrison County plant, which was sold in December 2010.

These factors were partially offset by higher volume resulting from fewer planned and unplanned outage days in 2011 compared to the same period in 2010.

Following are key performance measures for Entergy Wholesale Commodities for 2011 and 2010:

	2011	2010
Owned capacity	6,599	6,351
GWh billed	43,497	42,934
Average realized price per MWh	$54.50	$58.69
Entergy Wholesale Commodities Nuclear Fleet		
Capacity factor	93%	90%
GWh billed	40,918	39,655
Average realized revenue per MWh	$54.73	$59.16
Refueling outage days:		
FitzPatrick	–	35
Indian Point 2	–	33
Indian Point 3	30	–
Palisades	–	26
Pilgrim	25	–
Vermont Yankee	25	29

OTHER INCOME STATEMENT ITEMS

Utility

Other operation and maintenance expenses increased from $1,949 million for 2010 to $1,951 million for 2011 primarily due to:

- an increase of $17 million in nuclear expenses primarily due to higher labor costs, including higher contract labor;
- an increase of $15 million in contract costs due to the transition and implementation of joining the MISO RTO;
- an increase of $9 million in legal expenses primarily resulting from an increase in legal and regulatory activity increasing the use of outside legal services;
- an increase of $8 million in fossil-fueled generation expenses primarily due to the addition of Acadia Unit 2 in April 2011; and
- several individually insignificant items.

These increases were substantially offset by:

- a decrease of $29 million in compensation and benefits costs primarily resulting from an increase in the accrual for incentive-based compensation in 2010 and a decrease in stock option expense. The decrease in stock option expense is offset by credits recorded by the parent company, Entergy Corporation;
- the deferral in 2011 of $13.4 million of 2010 Michoud plant maintenance costs pursuant to the settlement of Entergy New Orleans' 2010 test year formula rate plan filing approved by the City Council in September 2011. See Note 2 to the financial statements for further discussion of the 2010 test year formula rate plan filing and settlement;
- the amortization of $11 million of Entergy Texas rate case expenses in 2010. See Note 2 to the financial statements for further discussion of the Entergy Texas rate case settlement; and
- a decrease of $10 million in operating expenses due to the sale of surplus oil inventory in 2011.

Depreciation and amortization expense increased primarily due to an increase in plant in service, partially offset by a decrease in depreciation rates at Entergy Arkansas as a result of the rate case settlement agreement approved by the APSC in June 2010.

Interest expense decreased primarily due to:

- the refinancing of long-term debt at lower interest rates by certain of the Utility operating companies;
- a revision caused by FERC's acceptance of a change in the treatment of funds received from independent power producers for transmission interconnection projects; and
- interest expense accrued in 2010 related to the expected result of the LPSC Staff audit of Entergy Gulf States Louisiana's fuel adjustment clause for the period 1995 through 2004.

Entergy Wholesale Commodities

Other operation and maintenance expenses decreased from $1,047 million for 2010 to $906 million for 2011 primarily due to:

- the write-off of $64 million of capital costs in 2010, primarily for software that would not be utilized, and $16 million of additional costs incurred in 2010 in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business;
- a decrease of $30 million due to the absence of expenses from the Harrison County plant, which was sold in December 2010;
- a decrease in compensation and benefits costs resulting from an increase of $19 million in the accrual for incentive-based compensation in 2010;
- a decrease of $12 million in spending on tritium remediation work; and
- the write-off of $10 million of capitalized engineering costs in 2010 associated with a potential uprate project.

The gain on sale resulted from the sale in 2010 of Entergy's ownership interest in the Harrison County Power Project 550 MW combined-cycle plant to two Texas electric cooperatives that owned a minority share of the plant. Entergy sold its 61 percent share of the plant for $219 million and realized a pre-tax gain of $44.2 million on the sale.

Depreciation and amortization expense increased primarily due to an increase in plant in service and declining useful life of nuclear assets.

Other income decreased primarily due to a decrease in interest income earned on loans to the parent company, Entergy Corporation, and a decrease of $13 million in realized earnings on decommissioning trust fund investments.

Interest expense decreased primarily due to the write-off of $39 million of debt financing costs in 2010, primarily incurred for a $1.2 billion credit facility that will not be used, in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business.

Other expenses decreased primarily due to a credit to decommissioning expense of $34 million in 2011 resulting from a reduction in the decommissioning liability for a plant as a result of a revised decommissioning cost study obtained to comply with a state regulatory requirement. See "Critical Accounting Estimates – Nuclear Decommissioning Costs" below for further discussion of accounting for asset retirement obligations.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Parent & Other

Other operation and maintenance expenses increased primarily due to lower intercompany stock option credits recorded by the parent company, Entergy Corporation, and an increase of $13 million related to the planned spin-off and merger of Entergy's transmission business. See "Plan to Spin Off the Utility's Transmission Business" below for further discussion.

Interest expense increased primarily due to $1 billion of Entergy Corporation senior notes issued in September 2010, with the proceeds used to pay down borrowings outstanding on Entergy Corporation's revolving credit facility that were at a lower interest rate.

INCOME TAXES

The effective income tax rate for 2011 was 17.3%. The difference in the effective income tax rate versus the statutory rate of 35% in 2011 was primarily due to a settlement with the IRS related to the mark-to-market income tax treatment of power purchase contracts, which resulted in a reduction in income tax expense of $422 million. See Note 3 to the financial statements for further discussion of the settlement.

The effective income tax rate for 2010 was 32.7%. The difference in the effective income tax rate versus the statutory rate of 35% in 2010 was primarily due to:

- a favorable U.S. Tax Court decision holding that the U.K. Windfall Tax may be used as a credit for purposes of computing the U.S. foreign tax credit, which allowed Entergy to reverse a provision for uncertain tax positions of $43 million, included in Parent and Other, on the issue. See Note 3 to the financial statements for further discussion of this tax litigation;
- a $19 million tax benefit recorded in connection with Entergy's decision to unwind the infrastructure created for the planned spin-off of its non-utility nuclear business; and
- the recognition of a $14 million Louisiana state income tax benefit related to storm cost financing.

Partially offsetting the decreased effective income tax rate was a charge of $16 million resulting from a change in tax law associated with the recently enacted federal healthcare legislation, as discussed below in "Critical Accounting Estimates – Qualified Pension and Other Postretirement Benefits" and state income taxes and certain book and tax differences for Utility plant items.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35% to the effective income tax rates, and for additional discussion regarding income taxes.

PLAN TO SPIN OFF THE UTILITY'S TRANSMISSION BUSINESS

On December 5, 2011, Entergy announced that it would spin off its transmission business and merge it with a newly formed subsidiary of ITC Holdings Corp. (ITC). In order to effect the spin-off and merger, Entergy entered into (i) a Merger Agreement with Mid South TransCo LLC, a newly formed, wholly-owned subsidiary of Entergy (TransCo); ITC; and ITC Midsouth LLC (formerly known as Ibis Transaction Subsidiary LLC) (Merger Sub), a newly formed, wholly-owned subsidiary of ITC; and (ii) a Separation Agreement with TransCo, ITC, each of the Utility operating companies, and Entergy Services, Inc. These agreements, which have been approved by the Boards of Directors of Entergy and ITC, provide for the separation of Entergy's transmission business (the Transmission Business), the distribution to Entergy's stockholders of all of the common units, excluding any common units to be contributed to an exchange trust in the event Entergy makes the exchange trust election described below, of TransCo, a holding company subsidiary formed to hold the Transmission Business, and the merger of Merger Sub with and into TransCo, with TransCo continuing as the surviving entity in the Merger (the Merger), following which each common unit of TransCo will be converted into the right to receive one fully paid and nonassessable share of ITC common stock. Both the Distribution (as defined below) and the Merger are expected to qualify as tax-free transactions.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, Entergy will distribute the TransCo common units to its shareholders, excluding any TransCo common units to be contributed to an exchange trust in the event Entergy makes the exchange trust election described below. At Entergy's election, it may distribute the TransCo common units by means of a pro rata dividend in a spin-off or pursuant to an exchange offer in a split-off, or a combination of a spin-off and a split-off (the Distribution). In connection with the Merger, ITC will effectuate a $700 million recapitalization, which will take the form of a one-time special dividend to its shareholders of record as of a record date prior to the Merger (the Special Dividend), a share repurchase or a combination thereof. The decision regarding the form of the recapitalization will be determined by the board of directors of ITC at a later date closer to the Merger. Entergy's shareholders who become shareholders of ITC as a result of the Merger will not receive the Special Dividend. Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, immediately after the consummation of the Separation (as defined below), the consummation of the Financings (as defined below), the payment of the Special Dividend and the consummation of the Distribution, Merger Sub will merge with and into TransCo, with TransCo continuing as the surviving entity, and Entergy shareholders who hold common units of TransCo will have those units exchanged for ITC common stock on a one-for-one basis. Consummation of the transactions contemplated by the Separation Agreement and the Merger Agreement is expected to result in Entergy's shareholders, together with the exchange trust described below if it is utilized, holding at least 50.1% of ITC's common stock and existing ITC shareholders holding no more than 49.9% of ITC's common stock immediately after the Merger.

Pursuant to the Merger Agreement, Entergy may elect to retain up to the number of TransCo common units that would convert in the Merger into up to 4.9999% of the total number of shares of ITC common stock outstanding on a fully diluted basis immediately following the consummation of the Merger that otherwise would have been distributed in the Distribution (the Exchange Trust Election). If Entergy makes the Exchange Trust Election, Entergy will transfer the retained TransCo common units to an irrevocable trust (the Exchange Trust). The TransCo common units transferred to the Exchange Trust will not be distributed to the distribution agent on behalf of Entergy shareholders in the Distribution. At the closing of the Merger, the TransCo common units transferred to the Exchange Trust will convert to ITC common stock. The trustee of the Exchange Trust will own and hold legal title to the TransCo common units and, following consummation of the Merger, ITC common stock for the benefit of Entergy and Entergy shareholders; provided, however, in no event will the ITC common stock held by the Exchange Trust be transferred to Entergy. Upon delivery of notice by Entergy, the trustee of the Exchange Trust will conduct an exchange offer (the Exchange Trust Exchange Offer) pursuant to which Entergy shareholders may exchange Entergy common stock for the ITC common stock held by the Exchange Trust. Any ITC common stock remaining in the Exchange Trust after six months following the completion of the Merger will be distributed to Entergy shareholders pro rata. The purpose of the Exchange Trust is to permit an exchange offer with Entergy shareholders to occur during a period after the closing, when the trading market for the ITC common stock has settled following the Merger. The Exchange Trust Exchange Offer, if elected by Entergy, is an option to help Entergy efficiently manage its post-transaction

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

capital structure and improve cash flow and credit metrics. Upon the consummation of a successful exchange offer by the Exchange Trust, there would be fewer outstanding shares of Entergy common stock, as those shares would have been exchanged for the shares of ITC common stock held by the Exchange Trust. Consequently, a successful delayed exchange offer would permit Entergy to reduce its common shares outstanding and aggregate cash dividends paid and as a result could improve Entergy's available cash flow and credit metrics.

The Merger Agreement contains certain customary representations and warranties. The Merger Agreement may be terminated: (i) by mutual consent of Entergy and ITC, (ii) by either Entergy or ITC if the Merger has not been completed by June 30, 2013, subject to an up to six month extension by either Entergy or ITC in certain circumstances, (iii) by either Entergy or ITC if the transactions are enjoined or otherwise prohibited by applicable law, (iv) by Entergy, on the one hand, or ITC, on the other hand, upon a material breach of the Merger Agreement by the other party that has not been cured by the cure period specified in the Merger Agreement, (v) by either Entergy or ITC if ITC's shareholders fail to approve the ITC shareholder proposals, (vi) by Entergy if the ITC Board of Directors withdraws or changes its recommendation of the ITC shareholder proposals in a manner adverse to Entergy, (vii) by Entergy if ITC willfully breaches in any material respect its non-solicitation covenant and the breach has not been cured by the cure period specified in the Merger Agreement, (viii) by Entergy if there is a law or order that enjoins the transactions or imposes a burdensome condition on Entergy, (ix) by either Entergy or ITC if there is a law or order that enjoins the transactions or imposes a burdensome condition on ITC, (x) by ITC, prior to ITC shareholder approval, to enter into a transaction for a superior proposal, provided that ITC complies with its notice and other obligations in the non-solicitation provision and pays Entergy the termination fee concurrently with termination or (xi) by ITC if Entergy takes certain actions with respect to the migration of the Transmission Business to a regional transmission organization if such actions could reasonably be expected to have certain adverse effects on TransCo or ITC after the Merger. In the event that (i) ITC terminates the Merger Agreement to accept a superior acquisition proposal, (ii) Entergy terminates the Merger Agreement because the ITC Board of Directors has withdrawn its recommendation of the ITC shareholder proposals, approves or recommends another acquisition proposal, fails to reaffirm its recommendation or materially breaches the non-solicitation provisions, (iii) either of the parties terminates the Merger Agreement because the approval of ITC's shareholders is not obtained or (iv) Entergy terminates because of ITC's uncured willful breach of the Merger Agreement, and in the case of clauses (iii) and (iv) an ITC takeover transaction was publicly announced and not withdrawn prior to termination and within 12 months of termination ITC agrees to or consummates a takeover transaction, then ITC must pay Entergy a $113,570,800 termination fee.

Consummation of the Merger is subject to the satisfaction of customary closing conditions for a transaction such as the Merger, including, among others, (i) consummation of the Separation, the Distribution, the Financings and the Special Dividend, (ii) the approval of the ITC shareholder proposals by the shareholders of ITC, (iii) the authorization for listing on the New York Stock Exchange of ITC common stock to be issued in the Merger, (iv) the receipt by Entergy of regulatory approvals necessary to become a member of an acceptable regional transmission organization, (v) the receipt of regulatory approvals necessary to consummate the transaction and no such regulatory approvals impose a burdensome condition on ITC or Entergy, (vi) the expiration of the applicable waiting period under the Hart-Scott-Rodino Act (which has occurred), (vii) the absence of a material adverse effect on the Transmission Business or ITC, (viii) the receipt by Entergy of a solvency opinion and (ix) the receipt of a private letter ruling from the IRS substantially to the effect that certain requirements for the tax-free treatment of the distribution of TransCo are met and an opinion that the Distribution and the Merger will be treated as tax-free reorganizations for U.S. federal income tax purposes. The Merger and the other transactions contemplated by the Merger Agreement and the Separation Agreement are planned for completion in 2013.

Pursuant to the Separation Agreement, and subject to the terms and conditions set forth therein, Entergy will engage in a series of preliminary restructuring transactions that result in the transfer to TransCo's subsidiaries of the assets relating to the Transmission Business (the Separation). TransCo and its subsidiaries will consummate certain financing transactions (the TransCo Financing) totaling approximately $1.775 billion (as may be adjusted pursuant to the Merger Agreement and the Separation Agreement) pursuant to which (i) TransCo's subsidiaries will borrow through a funded bridge facility with a term of 366 days and (ii) TransCo will issue senior securities of TransCo to Entergy (the TransCo Securities). Neither Entergy nor the Utility operating companies will guarantee or otherwise be liable for the payment of the TransCo Securities after the Separation occurs. Entergy will issue new debt or enter into agreements under which certain unrelated creditors will agree to purchase existing corporate debt of Entergy, which will be exchangeable into the TransCo Securities at closing (the Exchangeable Debt Financing). Entergy intends to contribute some or all of the proceeds from the new debt to the Utility operating companies. In addition, prior to the closing TransCo and/or the TransCo subsidiaries may obtain a working capital revolving credit facility in a principal amount agreed to by Entergy and ITC (such financing, together with the TransCo Financing and the Exchangeable Debt Financing, the Financings).

Under the terms of the Separation Agreement, immediately prior to the closing, each Utility operating company will contribute its respective transmission assets to a subsidiary that will become a TransCo subsidiary in the Separation in exchange for the equity interest in that subsidiary and the net proceeds received by that subsidiary from the funded bridge facility described above. Each Utility operating company will distribute the equity interests in the subsidiaries holding the transmission assets to Entergy, which will then contribute such interests to TransCo. The Utility operating companies intend to apply all of the amounts received by them from the subsidiaries and from Entergy to the prepayment or redemption of outstanding preferred and debt securities, with the goal, following completion of the Separation, of maintaining their capitalization generally consistent with their capitalization prior to the Separation. Although the aggregate amount and particular series of preferred and debt securities of each Utility operating company to be redeemed as well as the redemption dates are uncertain at this time and are expected to remain subject to change, each Utility operating company currently anticipates that all of its outstanding preferred securities, if any are outstanding, will be redeemed or otherwise retired prior to the Separation and that debt securities in the following approximate aggregate amounts will be redeemed prior to or following the Separation: $.45 billion for Entergy Arkansas, $.25 billion for Entergy Gulf States Louisiana, $.33 billion for Entergy Louisiana, $.24 billion for Entergy Mississippi, $2.5 million for Entergy New Orleans, and $.28 billion for Entergy Texas. Entergy and the Utility operating companies may, subject to certain conditions, modify or supplement the manner in which the Separation is consummated. As of December 31, 2012, net transmission plant in service, which does not include transmission-related construction work in progress or general or intangible plant, for the Utility operating companies was $1.03 billion for Entergy Arkansas, $.57 billion for Entergy Gulf States Louisiana, $.73 billion for Entergy Louisiana, $.58 billion for Entergy Mississippi, $.03 billion for Entergy New Orleans, and $.64 billion for Entergy Texas.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Consummation of the Separation is subject to the satisfaction of the conditions applicable to Entergy and ITC contained in the Separation Agreement and the Merger Agreement, including that the sum of the principal amount of TransCo Securities issued to Entergy and the principal amount of the bridge facility entered into by TransCo's subsidiaries is approximately $1.775 billion, subject to adjustment pursuant to the Merger Agreement and the Separation Agreement.

Filings with Retail Regulators

In conjunction with ITC, each of the Utility operating companies has filed applications with their respective retail regulators seeking approval for the proposal to spin off and merge the Transmission Business with ITC, including approval for change of control of the transmission assets and transaction-related steps in the spin-off and merger. An application was filed with the LPSC on September 5, 2012, with the City Council on September 12, 2012, with the APSC on September 28, 2012, with the MPSC on October 5, 2012, and with the PUCT on February 19, 2013. Also, on February 22, 2013, Entergy Texas filed with the PUCT its transmission cost recovery rider application seeking to recover its 2014 ITC transmission charges and MISO administrative costs. Entergy Arkansas and ITC also filed a joint application with the Missouri Public Service Commission on February 14, 2013 to obtain approval for the transfer of limited transmission facilities located in Missouri.

The ALJ in the LPSC proceeding has established a procedural schedule with staff testimony due March 14, 2013 and a hearing set to commence on June 24, 2013. LPSC consideration is anticipated in September 2013. The City Council has established a procedural schedule with a hearing scheduled to commence on July 23, 2013, with certification of the record to the City Council no later than August 6, 2013. The APSC established a procedural schedule with staff testimony due in April 2013 and a hearing commencing in July 2013. The MPSC has established a procedural schedule with staff testimony due in June 2013, a hearing commencing in August 2013, and a final order issued on or before September 15, 2013. The PUCT is required to issue an order within 180 days of Entergy Texas's filing.

Filings with the FERC

On September 24, 2012, Entergy, ITC, and certain of their subsidiaries submitted a series of filings with the FERC to obtain regulatory approvals related to the proposed transfer to ITC subsidiaries of the transmission assets owned by the Utility operating companies. These filings include a joint application for authorization of the acquisition and disposition of jurisdictional transmission facilities, approval of transmission service formula rates and certain jurisdictional agreements, and a petition for declaratory order on the application of Federal Power Act section 305(a). The application seeks approval under Federal Power Act section 205 of formula rates under Attachment O of the MISO Tariff for each of the new ITC Operating Companies (which will become Transmission Owner members of MISO) and of related jurisdictional pro forma agreements. In a separate filing, MISO sought approval of an amendment to the MISO Tariff pursuant to Federal Power Act section 205 to enable the integration of the new ITC Operating Companies' transmission facilities into MISO prior to the Utility operating companies becoming market participants in MISO. On September 26, 2012, Entergy Services submitted an application under Federal Power Act section 205 requesting FERC authorization to cancel System Agreement Service Schedule MSS-2 (Transmission Equalization) effective upon closing of the transaction. In October 2012, Entergy, ITC, and certain subsidiaries submitted filings with the FERC to obtain regulatory approvals under Federal Power Act section 204 for the various financings being undertaken as part of the transaction.

Various parties have submitted comments and protests to the FERC regarding these filings. The comments filed at the FERC include various matters related to the proposed transaction itself, including concerns about hold harmless commitments, whether the benefits of the transaction outweigh rate effects, and whether the transaction is consistent with the public interest, as well as issues related to the Utility operating companies' proposal to join MISO. Commenters have also challenged, among other things, aspects of the transmission rates proposed by the ITC applicants, including for example the proposed return on common equity, debt/equity ratio, and the number of transmission pricing zones. Entergy and ITC are in the process of responding to the comments and protests filed as of a January 22, 2013 comment deadline established by the FERC. FERC rules call for a decision 180 days from the date of a completed application provided that the matter is not set for hearing or is not otherwise extended for up to an additional 180 days. If a matter is set for hearing, a procedural schedule will be established.

Other Filings

In July 2012, Entergy Corporation submitted a request to the Internal Revenue Service seeking a private letter ruling substantially to the effect that certain requirements for the tax-free treatment of the distribution of the transmission business are met. In September 2012, Entergy submitted an application to the NRC for approval of certain nuclear plant license transfers and amendments as part of the steps to complete the spin-off and merger. In December 2012, Entergy submitted a premerger notification under the Hart-Scott-Rodino Act (HSR Act) with the Federal Trade Commission and the Department of Justice and the applicable waiting period under the HSR Act has expired.

ENTERGY WHOLESALE COMMODITIES AUTHORIZATIONS TO OPERATE ITS NUCLEAR POWER PLANTS

In March 2011 and May 2012 the NRC renewed the operating licenses of Vermont Yankee and Pilgrim, respectively, for an additional 20 years, as a result of which each license now expires in 2032. For additional discussion regarding the continued operation of the Vermont Yankee plant, see "Impairment of Long-Lived Assets" in Note 1 to the financial statements. In the Vermont Yankee license renewal case, the Vermont Department of Public Service and the New England Coalition appealed the NRC's renewal of Vermont Yankee's license to the D.C. Circuit. In June 2012 the D.C. Circuit denied that appeal. The time for seeking further judicial review of the NRC's issuance of Vermont Yankee's renewed operating license has expired. In the Pilgrim license renewal case, three contentions remained pending before the ASLB at the time the license was issued. Two of those contentions were subsequently denied by the ASLB and not appealed within the applicable time. A third remaining contention (alleging failure of the Pilgrim Environmental Impact Statement to address adequately an endangered species) was denied by the ASLB and then appealed to the NRC, which denied the appeal on December 6, 2012. No appeal of the NRC's decision was filed within the time allowed for such appeals. The NRC has indicated that should the appeal of a contention result in voiding of the renewed license, Pilgrim could operate under the "timely renewal" doctrine in reliance on the prior, and now superseded, license until proceedings concerning the renewed license are final. Massachusetts appealed the NRC's renewal of Pilgrim's license to the United States Court of Appeals for the First Circuit. Entergy intervened in that appeal. Briefing was completed and oral argument was held December 5, 2012. On February 25, 2013, the United States Court of Appeals for the First Circuit denied Massachusetts's appeal.

The NRC operating licenses for Indian Point 2 and Indian Point 3 expire in September 2013 and December 2015, respectively, and NRC license renewal applications are in process for these plants.

Under federal law, nuclear power plants may continue to operate beyond their license expiration dates while their renewal applications are pending NRC approval. Various parties have expressed opposition to renewal of the licenses. In April 2007, Entergy submitted the application to the NRC to renew the operating licenses for Indian Point 2 and 3 for an additional 20 years. The ASLB has admitted 21 contentions raised by the State of New York or other parties, which were combined into 16 discrete issues. Three of the issues have been resolved, and 13 issues remain subject to ASLB resolution. In July 2011, the ASLB granted the State of New York's motion for summary disposition of an admitted contention challenging the adequacy of a section of Indian Point's environmental analysis as incorporated in the Final Supplemental Environmental Impact Statement (FSEIS) (discussed below). That section provided cost estimates for Severe Accident Mitigation Alternatives (SAMAs), which are hardware and procedural changes that could be implemented to mitigate estimated impacts of off-site radiological releases in case of a hypothesized severe accident. In addition to finding that the SAMA cost analysis was insufficient, the ASLB directed the NRC staff to explain why cost-beneficial SAMAs should not be required to be implemented. Entergy appealed the ASLB's decision to the NRC and the NRC staff supported Entergy's appeal, while the State of New York opposed it. In December 2011, the NRC denied Entergy's appeal as premature, stating that the appeal could be renewed at the conclusion of the ASLB proceedings.

Pursuant to ASLB scheduling orders in the Indian Point 2 and 3 license renewal proceeding, hearings on the nine contentions remaining in "Track 1" were held over 12 days in October, November, and December 2012. Testimony on the four contentions currently in "Track 2" has not been completed. Track 2 hearings have not been scheduled.

The NRC staff is also continuing to perform its technical and environmental reviews of the Indian Point 2 and 3 license renewal application. The NRC staff issued a Final Safety Evaluation Report (FSER) in August 2009, a supplement to the FSER in August 2011, a FSEIS in December 2010 and a supplement to the FSEIS in June 2012. The NRC staff issued a draft supplemental FSEIS in June 2012 and has stated its intent to issue, following an opportunity for comment, another supplement to the FSEIS by April 30, 2013. In addition, the NRC staff has stated its intent to issue a further supplement to the FSER by July 31, 2013. These reports are expected to affect testimony yet to be filed on Track 2 contentions.

The hearing process is an integral component of the NRC's regulatory framework, and evidentiary hearings on license renewal applications are not uncommon. Entergy is participating fully in the hearing process as permitted by the NRC's hearing rules. As noted in Entergy's responses to the various intervenor filings, Entergy believes the contentions proposed by the intervenors are unsupported and without merit. Entergy will continue to work with the NRC staff as it completes its technical and environmental reviews of the Indian Point 2 and 3 license renewal applications. See "Nuclear Matters" below for discussion of spent nuclear fuel storage issues and the timing of license renewals.

The New York State Department of Environmental Conservation has taken the position that Indian Point must obtain a new state-issued Clean Water Act Section 401 water quality certification as part of the license renewal process. Entergy submitted its application for a water quality certification to the NYSDEC in April 2009, with a reservation of rights regarding the applicability of Section 401 in this case. After Entergy submitted certain additional information in response to NYSDEC requests for additional information, in February 2010 the NYSDEC staff determined that Entergy's water quality certification application was complete. In April 2010 the NYSDEC staff issued a proposed notice of denial of Entergy's water quality certification application (the Notice). NYSDEC staff's Notice triggered an administrative adjudicatory hearing before NYSDEC ALJs on the proposed Notice. The NYSDEC staff decision does not restrict Indian Point operations, but the issuance of a certification is potentially required prior to NRC issuance of renewed unit licenses. In June 2011, Entergy filed notice with the NRC that the NYSDEC, the agency that would issue or deny a water quality certification for the Indian Point license renewal process, has taken longer than one year to take final action on Entergy's application for a water quality certification and, therefore, has waived its opportunity to require a certification under the provisions of Section 401 of the Clean Water Act. The NYSDEC has notified the NRC that it disagrees with Entergy's position and does not believe that it has waived the right to require a certification. The NYSDEC ALJs overseeing the agency's certification adjudicatory process stated in a ruling issued in July 2011 that while the waiver issue is pending before the NRC, the NYSDEC hearing process will continue on selected issues. The judge held a Legislative Hearing (agency public comment session) and an Issues Conference (pre-trial conference) in July 2010 and set certain issues for trial in October 2011, which is continuing into 2013. After the full hearing on the merits, the ALJs will issue a recommended decision to the Commissioner who will then issue the final agency decision. A party to the proceeding can appeal the decision of the Commissioner to state court.

In addition, the consistency of Indian Point's operations with New York State's coastal management policies must be resolved to the extent required by the Coastal Zone Management Act (CZMA). On July 24, 2012, Entergy filed a supplement to the Indian Point license renewal application currently pending before the NRC. The supplement states that, based on applicable federal law and in light of prior reviews by the State of New York, the NRC may issue the requested renewed operating licenses for Indian Point without the need for an additional consistency review by the State of New York under the CZMA. On July 30, 2012, Entergy filed a motion for declaratory order with the ASLB seeking confirmation of its position that no further CZMA consistency determination is required before the NRC may issue renewed licenses. Responses to Entergy's motion for declaratory order are due March 22, 2013. In addition, Entergy filed with the New York State Department of State (NYSDOS) on November 7, 2012 a petition for declaratory order that Indian Point is grandfathered under either of two criteria prescribed by the New York Coastal Management Program (NYCMP), which sets forth the state coastal policies applied in a CZMA consistency review. The NYSDOS denied the motion by order dated January 9, 2013. An appeal may be taken to state court within four months. Finally, on December 17, 2012, Entergy filed with NYSDOS a consistency determination explaining why Indian Point satisfies all applicable NYCMP policies. Entergy included in the consistency determination a "reservation of rights" clarifying that Entergy does not concede NYSDOS's right to conduct a new CZMA review for Indian Point. On January 16, 2013, NYSDOS notified Entergy that it deemed the consistency determination incomplete because it does not include the further supplement to the FSEIS that, as indicated above, is targeted for issuance by April 30, 2013. The six-month federal deadline for state decision on a consistency determination does not begin to run until the submission is complete.

The NRC operating license for Palisades expires in 2031 and for FitzPatrick expires in 2034.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

LIQUIDITY AND CAPITAL RESOURCES

This section discusses Entergy's capital structure, capital spending plans and other uses of capital, sources of capital, and the cash flow activity presented in the cash flow statement.

Capital Structure

Entergy's capitalization is balanced between equity and debt, as shown in the following table:

	2012	2011
Debt to capital	58.7%	57.3%
Effect of excluding securitization bonds	(1.8%)	(2.3%)
Debt to capital, excluding securitization bonds[1]	56.9%	55.0%
Effect of subtracting cash	(1.1%)	(1.5%)
Net debt to net capital, excluding securitization bonds[1]	**55.8%**	**53.5%**

(1) Calculation excludes the Arkansas, Louisiana and Texas securitization bonds, which are non-recourse to Entergy Arkansas, Entergy Louisiana, and Entergy Texas, respectively.

Net debt consists of debt less cash and cash equivalents. Debt consists of notes payable, capital lease obligations, and long-term debt, including the currently maturing portion. Capital consists of debt, common shareholders' equity, and subsidiaries' preferred stock without sinking fund. Net capital consists of capital less cash and cash equivalents. Entergy uses the net debt to net capital ratio and the ratios excluding securitization bonds in analyzing its financial condition and believes they provide useful information to its investors and creditors in evaluating Entergy's financial condition.

Long-term debt, including the currently maturing portion, makes up most of Entergy's total debt outstanding. Following are Entergy's long-term debt principal maturities and estimated interest payments as of December 31, 2012. To estimate future interest payments for variable rate debt, Entergy used the rate as of December 31, 2012. The amounts below include payments on the Entergy Louisiana and System Energy sale-leaseback transactions, which are included in long-term debt on the balance sheet (in millions):

Long-Term Debt Maturities and Estimated Interest Payments	2013	2014	2015	2016-2017	After 2017
Utility	$1,194	$ 904	$ 816	$1,540	$12,186
Entergy Wholesale Commodities	15	15	18	4	57
Parent & Other	83	83	627	1,385	512
Total	$1,292	$1,002	$1,461	$2,929	$12,755

Note 5 to the financial statements provides more detail concerning long-term debt outstanding.

Entergy Corporation has in place a credit facility that has a borrowing capacity of $3.5 billion and expires in March 2017. Entergy Corporation also has the ability to issue letters of credit against 50% of the total borrowing capacity of the credit facility. The commitment fee is currently 0.275% of the commitment amount. Commitment fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2012 was 2.04% on the drawn portion of the facility.

As of December 31, 2012, amounts outstanding and capacity available under the $3.5 billion credit facility are (in millions):

Capacity	Borrowings	Letters of Credit	Capacity Available
$3,500	$795	$8	$2,697

A covenant in Entergy Corporation's credit facility requires Entergy to maintain a consolidated debt ratio of 65% or less of its total capitalization. The calculation of this debt ratio under Entergy Corporation's credit facility is different than the calculation of the debt to capital ratio above. Entergy is currently in compliance with the covenant. If Entergy fails to meet this ratio, or if Entergy or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the Entergy Corporation credit facility's maturity date may occur.

In September 2012, Entergy Corporation implemented a commercial paper program with a program limit of up to $500 million. In November 2012, Entergy Corporation increased the limit for the commercial paper program to $1 billion. At December 31, 2012, Entergy Corporation had $665 million of commercial paper outstanding. The weighted-average interest rate for the year ended December 31, 2012 was 0.88%.

Capital lease obligations are a minimal part of Entergy's overall capital structure. Following are Entergy's payment obligations under those leases (in millions):

	2013	2014	2015	2016-2017	After 2017
Capital lease payments	$6	$5	$5	$9	$34

The capital leases are discussed in Note 10 to the financial statements.

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas each had credit facilities available as of December 31, 2012 as follows (amounts in millions):

Company	Expiration Date	Amount of Facility	Interest Rate[a]	Amount Drawn as of Dec. 31, 2012
Entergy Arkansas	April 2013	$ 20[b]	1.81%	–
Entergy Arkansas	March 2017	$150[c]	1.71%	–
Entergy Gulf States Louisiana	March 2017	$150[d]	1.71%	–
Entergy Louisiana	March 2017	$200[e]	1.71%	–
Entergy Mississippi	May 2013	$ 35[f]	1.96%	–
Entergy Mississippi	May 2013	$ 25[f]	1.96%	–
Entergy Mississippi	May 2013	$ 10[f]	1.96%	–
Entergy New Orleans	November 2013	$ 25[g]	1.69%	–
Entergy Texas	March 2017	$150[h]	1.96%	–

(a) The interest rate is the weighted average interest rate as of December 31, 2012 applied, or that would be applied, to outstanding borrowings under the facility

(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization. Borrowings under this Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable.

(c) The credit facility allows Entergy Arkansas to issue letters of credit against 50% of the borrowing capacity of the facility. As of December 31, 2012, no letters of credit were outstanding. The credit facility requires Entergy Arkansas to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(d) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against 50% of the borrowing capacity of the facility. As of December 31, 2012, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(e) The credit facility allows Entergy Louisiana to issue letters of credit against 50% of the borrowing capacity of the facility. As of December 31, 2012, no letters of credit were outstanding. The credit facility requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(f) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable. Entergy Mississippi is required to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(g) The credit facility requires Entergy New Orleans to maintain a debt ratio of 65% or less of its total capitalization.

(h) The credit facility allows Entergy Texas to issue letters of credit against 50% of the borrowing capacity of the facility. As of December 31, 2012, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, securitization bonds are excluded from debt and capitalization in calculating the debt ratio.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

OPERATING LEASE OBLIGATIONS AND GUARANTEES OF UNCONSOLIDATED OBLIGATIONS

Entergy has a minimal amount of operating lease obligations and guarantees in support of unconsolidated obligations. Entergy's guarantees in support of unconsolidated obligations are not likely to have a material effect on Entergy's financial condition, results of operations, or cash flows. Following are Entergy's payment obligations as of December 31, 2012 on non-cancelable operating leases with a term over one year (in millions):

	2013	2014	2015	2016-2017	After 2017
Operating lease payments	$94	$97	$80	$94	$140

The operating leases are discussed in Note 10 to the financial statements.

SUMMARY OF CONTRACTUAL OBLIGATIONS OF CONSOLIDATED ENTITIES (IN MILLIONS):

Contractual Obligations	2013	2014-2015	2016-2017	After 2017	Total
Long-term debt[1]	$1,292	$2,463	$2,929	$12,755	$19,439
Capital lease payments[2]	$ 6	$ 10	$ 9	$ 34	$ 59
Operating leases[2]	$ 94	$ 177	$ 94	$ 140	$ 505
Purchase obligations[3]	$1,939	$3,512	$2,609	$11,195	$19,255

(1) Includes estimated interest payments. Long-term debt is discussed in Note 5 to the financial statements.

(2) Lease obligations are discussed in Note 10 to the financial statements.

(3) Purchase obligations represent the minimum purchase obligation or cancellation charge for contractual obligations to purchase goods or services. Almost all of the total are fuel and purchased power obligations.

In addition to the contractual obligations, Entergy currently expects to contribute approximately $163.3 million to its pension plans and approximately $82.5 million to other postretirement plans in 2013, although the required pension contributions will not be known with more certainty until the January 1, 2013 valuations are completed by April 1, 2013. See "Critical Accounting Estimates – Qualified Pension and Other Postretirement Benefits" below for a discussion of qualified pension and other postretirement benefits funding.

Also in addition to the contractual obligations, Entergy has $148 million of unrecognized tax benefits and interest net of unused tax attributes for which the timing of payments beyond 12 months cannot be reasonably estimated due to uncertainties in the timing of effective settlement of tax positions. See Note 3 to the financial statements for additional information regarding unrecognized tax benefits.

CAPITAL FUNDS AGREEMENT

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Capital Expenditure Plans and Other Uses of Capital

Following are the amounts of Entergy's planned construction and other capital investments by operating segment for 2013 through 2015 (in millions):

Planned Construction and Capital Investments	2013	2014	2015
Maintenance Capital:			
Utility:			
Generation	$ 133	$ 127	$ 135
Transmission	253	229	202
Distribution	504	494	489
Other	97	107	105
Total	987	957	931
Entergy Wholesale Commodities	108	131	176
	$1,095	$1,088	$1,107
Capital Commitments:			
Utility:			
Generation	$ 716	$ 415	$ 392
Transmission	162	240	303
Distribution	45	21	16
Other	92	88	92
Total	1,015	764	803
Entergy Wholesale Commodities	257	242	281
	1,272	1,006	1,084
Total	$2,367	$2,094	$2,191

The planned amounts do not reflect the expected reduction in capital expenditures that would occur if the planned spin-off and merger of the transmission business with ITC Holdings occurs, and do not include material costs for capital projects that might result from the NRC post-Fukushima requirements that remain under development.

Maintenance Capital refers to amounts Entergy plans to spend on routine capital projects that are necessary to support reliability of its service, equipment, or systems and to support normal customer growth, and includes spending for the nuclear and non-nuclear plants at Entergy Wholesale Commodities.

Capital Commitments refers to non-routine capital investments for which Entergy is either contractually obligated, has Board approval, or otherwise expects to make to satisfy regulatory or legal requirements. Amounts reflected in this category include the following.

- The currently planned construction or purchase of additional generation supply sources within the Utility's service territory through the Utility's portfolio transformation strategy, including a self-build option at Entergy Louisiana's Ninemile site identified in the Summer 2009 Request for Proposal and final spending from the Waterford 3 steam generator replacement project, both of which are discussed below.
- Spending to support the Utility's plan to join the MISO RTO by December 2013 along with other transmission projects.
- Entergy Wholesale Commodities investments associated with specific investments such as dry cask storage, nuclear license renewal, component replacement and identified repairs, and potential wedgewire screens at Indian Point.
- Environmental compliance spending. Entergy continues to review potential environmental spending needs and financing alternatives for any such spending, and future spending estimates could change based on the results of this continuing analysis and the implementation of new environmental laws and regulations.

The Utility's owned generating capacity remains short of customer demand, and its supply plan initiative will continue to seek to transform its generation portfolio with new or repowered generation resources. Opportunities resulting from the supply plan initiative, including new projects or the exploration of alternative financing

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

sources, could result in increases or decreases in the capital expenditure estimates given above. Estimated capital expenditures are also subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints and requirements, environmental regulations, business opportunities, market volatility, economic trends, changes in project plans, and the ability to access capital.

Ninemile Point Unit 6 Self-Build Project

In June 2011, Entergy Louisiana filed with the LPSC an application seeking certification that the public necessity and convenience would be served by Entergy Louisiana's construction of a combined-cycle gas turbine generating facility (Ninemile 6) at its existing Ninemile Point electric generating station. Ninemile 6 will be a nominally-sized 550 MW unit that is estimated to cost approximately $721 million to construct, excluding interconnection and transmission upgrades. Entergy Gulf States Louisiana joined in the application, seeking certification of its purchase under a life-of-unit power purchase agreement of up to 35% of the capacity and energy generated by Ninemile 6. The Ninemile 6 capacity and energy is proposed to be allocated 55% to Entergy Louisiana, 25% to Entergy Gulf States Louisiana, and 20% to Entergy New Orleans. In February 2012 the City Council passed a resolution authorizing Entergy New Orleans to purchase 20% of the Ninemile 6 energy and capacity. In March 2012 the LPSC unanimously voted to grant the certifications requested by Entergy Gulf States Louisiana and Entergy Louisiana. Following approval by the LPSC, Entergy Louisiana issued full notice to proceed to the project's engineering, procurement, and construction contractor. All major permits and approvals required to begin construction have been obtained and construction is in progress.

Under the terms approved by the LPSC, costs may be recovered through Entergy Louisiana's and Entergy Gulf States Louisiana's formula rate plans, if one is in effect when the project is placed in service; alternatively, Entergy Gulf States Louisiana and Entergy Louisiana must file rate cases approximately 12 months prior to the expected in-service date. Entergy New Orleans is expected to file a full rate case 12 months prior to the expected in-service date.

Waterford 3 Steam Generator Replacement Project

Entergy Louisiana planned to replace the Waterford 3 steam generators, along with the reactor vessel closure head and control element drive mechanisms, in the spring 2011. Replacement of these components is common to pressurized water reactors throughout the nuclear industry. In December 2010, Entergy Louisiana advised the LPSC that the replacement generators would not be completed and delivered by the manufacturer in time to install them during the spring 2011 refueling outage. During the final steps in the manufacturing process, the manufacturer discovered separation of stainless steel cladding from the carbon steel base metal in the channel head of both replacement steam generators (RSGs), in areas beneath and adjacent to the divider plate. As a result of this damage, the manufacturer was unable to meet the contractual delivery deadlines, and the RSGs were not installed in the spring 2011. Waterford 3 resumed operations with the original steam generators upon completion of the spring 2011 refueling outage, which included inspection and maintenance of the original steam generators.

Entergy Louisiana worked with the RSG manufacturer to fully develop, evaluate, and implement repair options, and the RSGs were delivered in time for Waterford 3's fall 2012 refueling outage, which began in October 2012. During the fall 2012 refueling outage Entergy Louisiana replaced the RSGs, reactor vessel head, and control element drive mechanisms. Those components, which together comprised the replacement project, were placed in-service in December 2012.

In June 2008, Entergy Louisiana filed with the LPSC for approval of the replacement project, including full cost recovery. Following discovery and the filing of testimony by the LPSC staff and an intervenor, the parties entered into a stipulated settlement of the proceeding. The LPSC unanimously approved the settlement in November 2008. The settlement resolved the following issues: 1) the accelerated degradation of the steam generators is not the result of any imprudence on the part of Entergy Louisiana; 2) the decision to undertake the replacement project at the then-estimated cost is in the public interest, is prudent, and would serve the public convenience and necessity; 3) the scope of the replacement project is in the public interest; 4) undertaking the replacement project at the target installation date during the 2011 refueling outage is in the public interest; and 5) the jurisdictional costs determined to be prudent in a future prudence review are eligible for cost recovery, either in an extension or renewal of the formula rate plan or in a full base rate case including necessary pro forma adjustments.

In November 2011 the LPSC approved a one-year extension of Entergy Louisiana's formula rate plan and provided a mechanism to begin recovering the costs of the replacement project in the first billing cycle after it is placed in service. On December 21, 2012, Entergy Louisiana provided notice of the first year revenue requirement associated with the replacement project that would be placed into rates in the January 2013 billing cycle. The estimated revenue requirement included the LPSC-jurisdictional share of the replacement project costs, less (i) a credit for earnings above a 10.25% return on common equity (based on the 2011 test year) for the period following the in-service date, and (ii) a credit for operation and maintenance savings expected from the RSGs. These rates are anticipated to remain in effect until Entergy Louisiana's rate case filed in February 2013 is resolved. See Note 2 to the financial statements for additional discussion of the formula rate plan and rate case filings. With completion of the replacement project, the LPSC will undertake a prudence review in connection with a filing to be made by Entergy Louisiana on or before April 30, 2013 with regard to the following aspects of the replacement project: 1) project management; 2) cost controls; 3) success in achieving stated objectives; 4) the costs of the replacement project; and 5) the outage length and replacement power costs.

Dividends and Stock Repurchases

Declarations of dividends on Entergy's common stock are made at the discretion of the Board. Among other things, the Board evaluates the level of Entergy's common stock dividends based upon Entergy's earnings, financial strength, and future investment opportunities. At its January 2013 meeting, the Board declared a dividend of $0.83 per share, which is the same quarterly dividend per share that Entergy has paid since the second quarter 2010. The prior quarterly dividend per share was $0.75. Entergy paid $589 million in 2012, $590 million in 2011, and $604 million in 2010 in cash dividends on its common stock.

In accordance with Entergy's stock-based compensation plans, Entergy periodically grants stock options, restricted stock, performance units, and restricted unit awards to key employees, which may be exercised to obtain shares of Entergy's common stock. According to the plans, these shares can be newly issued shares, treasury stock, or shares purchased on the open market. Entergy's management has been authorized by the Board to repurchase on the open market shares up to an amount sufficient to fund the exercise of grants under the plans.

In addition to the authority to fund grant exercises, the Board has authorized share repurchase programs to enable opportunistic purchases in response to market conditions. In October 2009 the Board granted authority for a $750 million share repurchase program which was completed in the fourth quarter 2010. In October 2010 the Board granted authority for an additional $500 million share repurchase program. As of December 31, 2012, $350 million of authority remains under the $500 million share repurchase program. The amount of repurchases may vary as a result of material changes in business results or capital spending or new investment opportunities, or if limitations in the credit markets continue for a prolonged period.

Sources of Capital

Entergy's sources to meet its capital requirements and to fund potential investments include:

- internally generated funds;
- cash on hand ($533 million as of December 31, 2012);
- securities issuances;
- bank financing under new or existing facilities or commercial paper; and
- sales of assets.

Circumstances such as weather patterns, fuel and purchased power price fluctuations, and unanticipated expenses, including unscheduled plant outages and storms, could affect the timing and level of internally generated funds in the future.

Provisions within the Articles of Incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries could restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2012, under provisions in their mortgage indentures, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $394.9 million and $68.5 million, respectively. All debt and common and preferred equity issuances by the Registrant Subsidiaries require prior regulatory approval and their preferred equity and debt issuances are also subject to issuance tests set forth in corporate charters, bond indentures, and other agreements. Entergy believes that the Registrant Subsidiaries have sufficient capacity under these tests to meet foreseeable capital needs.

The FERC has jurisdiction over securities issuances by the Utility operating companies and System Energy (except securities with maturities longer than one year issued by Entergy Arkansas and Entergy New Orleans, which are subject to the jurisdiction of the APSC and the City Council, respectively). No regulatory approvals are necessary for Entergy Corporation to issue securities. The current FERC-authorized short-term borrowing limits are effective through October 31, 2013. Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have obtained long-term financing authorizations from the FERC that extend through July 2013. Entergy Arkansas has obtained long-term financing authorization from the APSC that extends through December 2015. Entergy New Orleans has obtained long-term financing authorization from the City Council that extends through July 2014. In addition to borrowings from commercial banks, the FERC short-term borrowing orders authorize the Registrant Subsidiaries to continue as participants in the Entergy System money pool. The money pool is an intercompany borrowing arrangement designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external short-term borrowings combined may not exceed the FERC-authorized limits. See Notes 4 and 5 to the financial statements for further discussion of Entergy's borrowing limits, authorizations, and amounts outstanding.

In January 2013, Entergy Arkansas arranged for the issuance by (i) Independence County, Arkansas of $45 million of 2.375% Pollution Control Revenue Refunding Bonds (Entergy Arkansas, Inc. Project) Series 2013 due January 2021, and (ii) Jefferson County, Arkansas of $54.7 million of 1.55% Pollution Control Revenue Refunding Bonds (Entergy Arkansas, Inc. Project) Series 2013 due October 2017, each of which series is secured by a separate series of non-interest bearing first mortgage bonds of Entergy Arkansas. The proceeds of these issuances were applied to the refunding of outstanding series of pollution control revenue bonds previously issued by the respective issuers.

In February 2013 the Entergy Gulf States Louisiana nuclear fuel company variable interest entity issued $70 million of 3.38% Series R notes due August 2020. The Entergy Gulf States nuclear fuel company variable interest entity used the proceeds principally to purchase additional nuclear fuel.

Hurricane Gustav and Hurricane Ike

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to portions of Entergy's service territories in Louisiana and Texas, and to a lesser extent in Arkansas and Mississippi. The storms resulted in widespread power outages, significant damage to distribution, transmission, and generation infrastructure, and the loss of sales during the power outages. In September 2009, Entergy Gulf States Louisiana and Entergy Louisiana and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed with the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana's and Entergy Louisiana's storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Regular Session of 2007 (Act 55 financings). In July 2010 the Louisiana Local Government Environmental Facilities and Community Development Authority (LCDA) issued $468.9 million in bonds under Act 55. From the $462.4 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $200 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $262.4 million directly to Entergy Louisiana. In July 2010, the LCDA issued another $244.1 million in bonds under Act 55. From the $240.3 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $90 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $150.3 million directly to Entergy Gulf States Louisiana. Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LCDA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. See Notes 2 and 3 to the financial statements for additional discussion of the Act 55 financings.

Entergy Arkansas January 2009 Ice Storm

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas's transmission and distribution lines, equipment, poles, and other facilities. A law was enacted in April 2009 in Arkansas that authorizes securitization of storm damage restoration costs. In June 2010 the APSC issued a financing order authorizing the issuance of storm cost recovery bonds, including carrying costs of $11.5 million and $4.6 million of up-front financing costs. In August 2010, Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, issued $124.1 million of storm cost recovery bonds. There is no recourse to Entergy or Entergy Arkansas in the event of a bond default. See Note 5 to the financial statements for additional discussion of the issuance of the storm cost recovery bonds.

Entergy Louisiana Securitization Bonds – Little Gypsy

In August 2011 the LPSC issued a financing order authorizing the issuance of bonds to recover Entergy Louisiana's investment recovery costs associated with the cancelled Little Gypsy repowering project. In September 2011, Entergy Louisiana Investment Recovery Funding I, L.L.C., a company wholly-owned and consolidated by

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Entergy Louisiana, issued $207.2 million of senior secured investment recovery bonds. The bonds have an interest rate of 2.04% and an expected maturity date of June 2021. There is no recourse to Entergy or Entergy Louisiana in the event of a bond default. See Note 5 to the financial statements for additional discussion of the issuance of the investment recovery bonds.

Cash Flow Activity

As shown in Entergy's Statements of Cash Flows, cash flows for the years ended December 31, 2012, 2011, and 2010 were as follows (in millions):

	2012	2011	2010
Cash and Cash Equivalents at Beginning of Period	$ 694	$ 1,295	$ 1,710
Net cash provided by (used in):			
Operating activities	2,940	3,128	3,926
Investing activities	(3,639)	(3,447)	(2,574)
Financing activities	538	(282)	(1,767)
Net decrease in cash and cash equivalents	(161)	(601)	(415)
Cash and Cash Equivalents at End of Period	$ 533	$ 694	$ 1,295

OPERATING ACTIVITIES

2012 Compared to 2011

Entergy's net cash provided by operating activities decreased by $188 million in 2012 compared to 2011 primarily due to:

- the decrease in Entergy Wholesale Commodities net revenue that is discussed previously;
- Hurricane Isaac storm restoration spending in 2012;
- income tax payments of $49.2 million in 2012 compared to income tax refunds of $2 million in 2011; and
- a refund of $30.6 million, including interest, paid to AmerenUE in June 2012. The FERC ordered Entergy Arkansas to refund to AmerenUE the rough production cost equalization payments previously collected. See Note 2 to the financial statements for further discussion of the FERC order.

These decreases were partially offset by a decrease of $230 million in pension contributions. See "Critical Accounting Estimates – Qualified Pension and Other Postretirement Benefits" below for a discussion of qualified pension and other postretirement benefits funding.

2011 Compared to 2010

Entergy's net cash provided by operating activities decreased by $798 million in 2011 compared to 2010 primarily due to the receipt in July 2010 of $703 million from the Louisiana Utilities Restoration Corporation as a result of the Louisiana Act 55 storm cost financings for Hurricane Gustav and Hurricane Ike. The Act 55 storm cost financings are discussed in Note 2 to the financial statements. The decrease in Entergy Wholesale Commodities net revenue that is discussed above also contributed to the decrease in operating cash flow.

INVESTING ACTIVITIES

2012 Compared to 2011

Net cash used in investing activities increased by $192 million in 2012 compared to 2011 primarily due to an increase in construction expenditures, primarily in the Utility business resulting from Hurricane Isaac restoration spending, the uprate project at Grand Gulf, the Ninemile Unit 6 self-build project, and the Waterford 3 steam generator replacement project in 2012. Entergy's construction spending plans for 2013 through 2015 are discussed further in the "Capital Expenditure Plans and Other Uses of Capital" above.

This increase was partially offset by:

- a decrease of $190 million in payments for the purchase of plants resulting from the purchase of the Hot Spring Energy Facility by Entergy Arkansas for approximately $253 million in November 2012, the purchase of the Hinds Energy Facility by Entergy Mississippi for approximately $206 million in November 2012, the purchase of the Acadia Power Plant by Entergy Louisiana for approximately $300 million in April 2011, and the purchase of the Rhode Island State Energy Center for approximately $346 million by an Entergy Wholesale Commodities subsidiary in December 2011. These transactions are described in more detail in Note 15 to the financial statements;
- proceeds received from the U.S. Department of Energy resulting from litigation regarding the storage of spent nuclear fuel; and
- a decrease in nuclear fuel purchases because of variations from year to year in the timing and pricing of fuel reload requirements, material and services deliveries, and the timing of cash payments during the nuclear fuel cycle.

2011 Compared to 2010

Net cash used in investing activities increased $873 million in 2011 compared to 2010 primarily due to:

- the purchase of the Acadia Power Plant by Entergy Louisiana for approximately $300 million in April 2011, the purchase of the Rhode Island State Energy Center for approximately $346 million by an Entergy Wholesale Commodities subsidiary in December 2011, and the sale of an Entergy Wholesale Commodities subsidiary's ownership interest in the Harrison County Power Project for proceeds of $219 million in 2010. These transactions are described in more detail in Note 15 to the financial statements;
- an increase in nuclear fuel purchases because of variations from year to year in the timing and pricing of fuel reload requirements, material and services deliveries, and the timing of cash payments during the nuclear fuel cycle; and
- a slight increase in construction expenditures, including spending resulting from April 2011 storms that caused damage to transmission and distribution lines, equipment, poles, and other facilities, primarily in Arkansas. The capital cost of repairing that damage was approximately $55 million.

These increases were offset by the investment in 2010 of a total of $290 million in Entergy Gulf States Louisiana's and Entergy Louisiana's storm reserve escrow accounts as a result of their Act 55 storm cost financings, which are discussed in Note 2 to the financial statements.

FINANCING ACTIVITIES

2012 Compared to 2011

Entergy's financing activities provided $538 million of cash in 2012 compared to using $282 million of cash in 2011 primarily due to the following activity:

- long-term debt activity provided approximately $348 million of cash in 2012 compared to $554 million of cash in 2011. The most significant long-term debt activity in 2012 included the net issuance of $1.1 billion of long-term debt at the Utility operating companies and System Energy, the issuance of $500 million of senior notes by Entergy Corporation, and Entergy Corporation decreasing borrowings outstanding on its long-term credit facility by $1.1 billion. Entergy Corporation issued $665 million of commercial paper in 2012 to repay borrowings on its long-term credit facility;
- Entergy repurchasing $235 million of its common stock in 2011, as discussed below;

- a net increase in 2012 of $51 million in short-term borrowings by the nuclear fuel company variable interest entities; and
- $51 million in proceeds from the sale to a third party in 2012 of a portion of Entergy Gulf States Louisiana's investment in Entergy Holdings Company's Class A preferred membership interests.

For the details of Entergy's commercial paper program and the nuclear fuel company variable interest entities' short-term borrowings, see Note 4 to the financial statements. For the details of Entergy's long-term debt outstanding, see Note 5 to the financial statements.

2011 Compared to 2010

Net cash used in financing activities decreased $1,485 million in 2011 compared to 2010 primarily because long-term debt activity provided approximately $554 million of cash in 2011 and used approximately $307 million of cash in 2010. The most significant long-term debt activity in 2011 included the issuance of $207 million of securitization bonds by a subsidiary of Entergy Louisiana, the issuance of $200 million of first mortgage bonds by Entergy Louisiana, and Entergy Corporation increasing the borrowings outstanding on its 5-year credit facility by $288 million. For the details of Entergy's long-term debt outstanding on December 31, 2011 and 2010 see Note 5 to the financial statements. In addition to the long-term debt activity, Entergy Corporation repurchased $235 million of its common stock in 2011 and repurchased $879 million of its common stock in 2010. Entergy's stock repurchases are discussed further in the "Capital Expenditure Plans and Other Uses of Capital - Dividends and Stock Repurchases" section above.

RATE, COST-RECOVERY AND OTHER REGULATION

State and Local Rate Regulation and Fuel-Cost Recovery

The rates that the Utility operating companies and System Energy charge for their services significantly influence Entergy's financial position, results of operations, and liquidity. These companies are regulated and the rates charged to their customers are determined in regulatory proceedings. Governmental agencies, including the APSC, the City Council, the LPSC, the MPSC, the PUCT, and the FERC, are primarily responsible for approval of the rates charged to customers. Following is a summary of the Utility operating companies' authorized returns on common equity:

Company	Authorized Return on Common Equity
Entergy Arkansas	10.2%
Entergy Gulf States Louisiana	9.9% - 11.4% Electric; 10.0% - 11.0% Gas
Entergy Louisiana	9.45% - 11.05%
Entergy Mississippi	9.88% - 12.01%
Entergy New Orleans	10.7% - 11.5% Electric; 10.25% - 11.25% Gas
Entergy Texas	9.8%

The Utility operating companies' base rate, fuel and purchased power cost recovery, and storm cost recovery proceedings are discussed in Note 2 to the financial statements.

Federal Regulation

INDEPENDENT COORDINATOR OF TRANSMISSION

In 2000 the FERC issued an order encouraging utilities to voluntarily place their transmission facilities under the control of independent RTOs (regional transmission organizations). Delays in implementing the FERC RTO order occurred due to a variety of reasons, including the fact that utility companies, other stakeholders, and federal and state regulators have had to work to resolve various issues related to the establishment of such RTOs. In November 2006, the Utility operating companies installed the Southwest Power Pool (SPP), an RTO, as their Independent Coordinator of Transmission (ICT). The ICT structure approved by FERC is not an RTO under FERC Order No. 2000 and installation of the ICT did not transfer control of the Entergy transmission system to the ICT. Instead, the ICT performs some, but not all, of the functions performed by a typical RTO, as well as certain functions unique to the Entergy transmission system.

In particular, the ICT was vested with responsibility for:

- granting or denying transmission service on the Utility operating companies' transmission system.
- administering the Utility operating companies' OASIS node for purposes of processing and evaluating transmission service requests.
- developing a base plan for the Utility operating companies' transmission system and deciding whether costs of transmission upgrades should be rolled into the Utility operating companies' transmission rates or directly assigned to the customer requesting or causing an upgrade to be constructed.
- serving as the reliability coordinator for the Entergy transmission system.
- overseeing the operation of the weekly procurement process (WPP).
- evaluating interconnection-related investments already made on the Entergy System for purposes of determining the future allocation of the uncredited portion of these investments, pursuant to a detailed methodology. The ICT agreement also clarifies the rights that customers receive when they fund a supplemental upgrade.

The FERC, in conjunction with the APSC, the LPSC, the MPSC, the PUCT, and the City Council, hosted a conference on June 24, 2009, to discuss the ICT arrangement and transmission access on the Entergy transmission system. During the conference, several issues were raised by regulators and market participants, including the adequacy of the Utility operating companies' capital investment in the transmission system, the Utility operating companies' compliance with the existing North American Electric Reliability Corporation (NERC) reliability planning standards, the availability of transmission service across the system, and whether the Utility operating companies could have purchased lower cost power from merchant generators located on the transmission system rather than running their older generating facilities. On July 20, 2009, the Utility operating companies filed comments with the FERC responding to the issues raised during the conference. The comments explained that: 1) the Utility operating companies believe that the ICT arrangement has fulfilled its objectives; 2) the Utility operating companies' transmission planning practices comply with laws and regulations regarding the planning and operation of the transmission system; and 3) these planning practices have resulted in a system that meets applicable reliability standards and is sufficiently robust to allow the Utility operating companies both to substantially increase the amount of transmission service available to third parties and to make significant amounts of economic purchases from the wholesale market for the benefit of the Utility operating companies' retail customers. The Utility operating companies also explained that, as with other transmission systems, there are certain times during which congestion occurs on the Utility operating companies' transmission system that limits the ability of the Utility operating companies as well as other parties to fully utilize the generating resources that have been granted transmission service. Additionally, the Utility operating companies committed in their response to exploring and working on potential reforms or alternatives for the ICT arrangement. The Utility operating companies' comments also recognized that NERC was in the process of amending certain of its transmission reliability planning standards

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

and that the amended standards, if approved by the FERC, will result in more stringent transmission planning criteria being applicable in the future. The FERC may also make other changes to transmission reliability standards. Changes to the reliability standards could result in increased capital expenditures by the Utility operating companies.

In 2009 the Entergy Regional State Committee (E-RSC), which is comprised of representatives from all of the Utility operating companies' retail regulators, was formed to consider issues related to the ICT and Entergy's transmission system. Among other things, the E-RSC in concert with the FERC conducted a cost/benefit analysis comparing the ICT arrangement to other transmission proposals, including participation in an RTO.

In November 2010 the FERC issued an order accepting the Utility operating companies' proposal to extend the ICT arrangement with SPP until November 2012. In addition, in December 2010 the FERC issued an order that granted the E-RSC additional authority over transmission upgrades and cost allocation. In July 2012 the LPSC approved, subject to conditions, Entergy Gulf States Louisiana's and Entergy Louisiana's request to extend the ICT arrangement and to transition to MISO as the provider of ICT services effective as of November 2012 and continuing until the Utility operating companies join the MISO RTO, or December 31, 2013, whichever occurs first. In January 2013 the LPSC approved the use of a market monitor as part of the ICT services to be provided by MISO.

In October 2012 the FERC accepted the Utility operating companies' proposal for (a) an interim extension of the ICT arrangement through and until the earlier of December 31, 2014 or the date the proposed transfer of functional control of the Utility operating companies' transmission assets to the MISO RTO is completed and (b) the transfer from SPP to MISO as the provider of ICT services, effective December 1, 2012. In December 2012 the FERC issued an order accepting further revisions to the Utility operating companies' OATT, including a Monitoring Plan and Retention Agreement, to establish Potomac Economics Ltd., MISO's current market monitor, as an independent Transmission Service Monitor for the Entergy transmission system, effective as of December 1, 2012. Potomac will monitor actions of Entergy and transmission customers within the Entergy region as related to systems operations, reliability coordination, transmission planning, and transmission reservations and scheduling.

SYSTEM AGREEMENT

The FERC regulates wholesale rates (including Entergy Utility intrasystem energy allocations pursuant to the System Agreement) and interstate transmission of electricity, as well as rates for System Energy's sales of capacity and energy from Grand Gulf to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans pursuant to the Unit Power Sales Agreement. The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Certain of the Utility operating companies' retail regulators and other parties are pursuing litigation involving the System Agreement at the FERC. The proceedings include challenges to the allocation of costs as defined by the System Agreement and allegations of imprudence by the Utility operating companies in their execution of their obligations under the System Agreement. See Note 2 to the financial statements for discussions of this litigation.

Utility Operating Company Notices of Termination of System Agreement Participation

Citing its concerns that the benefits of its continued participation in the current form of the System Agreement have been seriously eroded, in December 2005, Entergy Arkansas submitted its notice that it will terminate its participation in the current System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

In October 2007 the MPSC issued a letter confirming its belief that Entergy Mississippi should exit the System Agreement in light of the recent developments involving the System Agreement. In November 2007, Entergy Mississippi provided its written notice to terminate its participation in the System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

In February 2009, Entergy Arkansas and Entergy Mississippi filed with the FERC their notices of cancellation to terminate their participation in the System Agreement, effective December 18, 2013 and November 7, 2015, respectively. While the FERC had indicated previously that the notices should be filed 18 months prior to Entergy Arkansas's termination (approximately mid-2012), the filing explains that resolving this issue now, rather than later, is important to ensure that informed long-term resource planning decisions can be made during the years leading up to Entergy Arkansas's withdrawal and that all of the Utility operating companies are properly positioned to continue to operate reliably following Entergy Arkansas's and, eventually, Entergy Mississippi's, departure from the System Agreement.

In November 2009 the FERC accepted the notices of cancellation and determined that Entergy Arkansas and Entergy Mississippi are permitted to withdraw from the System Agreement following the 96-month notice period without payment of a fee or the requirement to otherwise compensate the remaining Utility operating companies as a result of withdrawal. In February 2011, the FERC denied the LPSC's and the City Council's rehearing requests. In September and October 2012, the U.S. Court of Appeals for the D.C. Circuit denied the LPSC's and the City Council's appeals of the FERC decisions. In January 2013, the LPSC and the City Council filed a petition for a writ of certiorari with the U.S. Supreme Court.

In November 2012 the Utility operating companies filed amendments to the System Agreement with the FERC pursuant to section 205 of the Federal Power Act. The amendments consist primarily of the technical revisions needed to the System Agreement to (i) allocate certain charges and credits from the MISO settlement statements to the participating Utility operating companies; and (ii) address Entergy Arkansas's withdrawal from the System Agreement. As noted in the filing, the Utility operating companies' plan to integrate into MISO and the revisions to the System Agreement are the main feature of the Utility operating companies' future operating arrangements, including the successor arrangements with respect to the departure of Entergy Arkansas from the System Agreement. Additional aspects of the Utility operating companies' future operating arrangements will be addressed in other FERC dockets related to the allocation of the Ouachita plant transmission upgrade costs and the upcoming filings at the FERC related to the rates, terms, and conditions under which the Utility operating companies will join MISO. The LPSC, MPSC, PUCT, and City Council filed protests at the FERC regarding the amendments filed in November 2012 and other aspects of the Utility operating companies' future operating arrangements, including requests that the continued viability of the System Agreement in MISO (among other issues) be set for hearing by the FERC.

See also the discussion of the order of the PUCT concerning Entergy Texas's proposal to join MISO discussed further in the "Federal Regulation – Entergy's Proposal to Join MISO" section below.

ENTERGY'S PROPOSAL TO JOIN MISO

On April 25, 2011, Entergy announced that each of the Utility operating companies propose joining MISO, which is expected to provide long-term benefits for the customers of each of the Utility operating companies. MISO is an RTO that operates in eleven U.S. states

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

(Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri, Montana, North Dakota, South Dakota, and Wisconsin) and also in Canada. Each of the Utility operating companies filed an application with its retail regulator concerning the proposal to join MISO and transfer control of each company's transmission assets to MISO. The applications to join MISO sought a finding that membership in MISO is in the public interest. Becoming a member of MISO will not affect the ownership by the Utility operating companies of their transmission facilities or the responsibility for maintaining those facilities. Once the Utility operating companies are fully integrated as members, however, MISO will assume control of transmission planning and congestion management and, through its Day 2 market, MISO will provide schedules and pricing for the commitment and dispatch of generation that is offered into MISO's markets, as well as pricing for load that bids into the market.

The LPSC voted to grant Entergy Gulf States Louisiana's and Entergy Louisiana's application for transfer of control to MISO, subject to conditions, in May 2012 and issued its order in June 2012.

On October 26, 2012, the APSC authorized Entergy Arkansas to sign the MISO Transmission Owners Agreement, which Entergy Arkansas has now done, and move forward with the MISO integration process. The APSC stated in its order that it would give conditional approval of Entergy Arkansas's application upon MISO's filing with the APSC proof of approval by the appropriate MISO entities of certain governance enhancements. On October 31, 2012, MISO filed with the APSC proof of approval of the governance enhancements and requested a finding of compliance and approval of Entergy Arkansas's application. On November 21, 2012, the APSC issued an order requiring that MISO file a "higher level of proof" that the MISO Transmission Owners have "officially approved and adopted" one of the proposed governance enhancements in the form of sworn compliance testimony, or a sworn affidavit, from the chairman of the MISO Transmission Owners Committee. On January 7, 2013, MISO filed its Motion for Finding of Compliance with the APSC's order, with supporting testimony, including a copy of the testimony of the Chairman of the MISO Transmission Owners Committee in support of a filing at the FERC made January 4, 2013, on behalf of MISO and a majority of its transmission owners, jointly submitting changes to Appendix K of the MISO Transmission Owner Agreement to implement the governance enhancements. MISO stated that the evidence submitted to the APSC showed that a majority of the MISO Transmission Owners have adopted and approved the MISO governance enhancements and the joint filing submitted to FERC on January 4, 2013, and asked that the APSC find MISO in compliance with the conditions of the APSC's October 26, 2012 order, and that the APSC expeditiously enter an order approving Entergy Arkansas's application to join MISO.

On January 23, 2013, Entergy Arkansas filed a Motion to Discontinue Activities Necessary to Operate as a True Stand-Alone Electric Utility, with supporting testimony, in which Entergy Arkansas requested an order from the APSC authorizing it to drop the stand-alone option by March 1, 2013. Consistent with the conditions enumerated in a previous APSC order, Entergy Arkansas's testimony stated that there is a low risk that MISO's integration of Entergy Arkansas will not be successfully completed on time.

In September 2012, Entergy Mississippi and the Mississippi Public Utilities Staff filed a joint stipulation indicating that they agree that Entergy Mississippi's proposed transfer of functional control of its transmission facilities to MISO is in the public interest, subject to certain contingencies and conditions. In November 2012 the MPSC issued an order approving a joint stipulation filed by Entergy Mississippi and the Mississippi Public Utilities Staff, concluding that Entergy Mississippi's proposed transfer of functional control of its transmission facilities is in the public interest, subject to certain conditions.

In November 2012 the City Council issued a resolution concerning the application of Entergy New Orleans. In its resolution, the City Council approved a settlement agreement agreed to by Entergy New Orleans, Entergy Louisiana, MISO, and the advisors to the City Council related to joining MISO and found that it is in the public interest for Entergy New Orleans and Entergy Louisiana to join MISO, subject to certain conditions.

Entergy Texas submitted its change of control filing in April 2012. In August 2012 parties in the PUCT proceeding, with the exception of Southwest Power Pool, filed a non-unanimous settlement. The substance of the settlement is that it is in the public interest for Entergy Texas to transfer operational control of its transmission facilities to MISO under certain conditions. In October 2012 the PUCT issued an order approving the transfer as in the public interest, subject to the terms and conditions in the settlement, with several additional terms and conditions requested by the PUCT and agreed to by the settling parties. In particular, the settlement and the PUCT order require Entergy Texas, unless otherwise directed by the PUCT, to provide by October 31, 2013 its notice to exit the System Agreement, subject to certain conditions. In addition, the PUCT order requires Entergy Texas, as well as Entergy Corporation and Entergy Services, Inc., to exercise reasonable best efforts to engage the Utility operating companies and their retail regulators in searching for a consensual means, subject to FERC approval, of allowing Entergy Texas to exit the System Agreement prior to the end of the mandatory 96-month notice period.

With these actions on the applications, the Utility operating companies have obtained from all of the retail regulators the public interest findings sought by the Utility operating companies in order to move forward with their plan to join MISO. Each of the retail regulators' orders includes conditions, some of which entail compliance prospectively.

In December 2012 the PUCT Staff filed a memo in the proceeding established by the PUCT to track compliance with its October 2012 order. In the memo, the PUCT Staff expressed concerns about the effect of Entergy Texas's exit from the System Agreement on power purchase agreements for gas and oil-fired generation units owned by Entergy Texas and Entergy Gulf States Louisiana that were entered into upon the December 2007 jurisdictional separation of Entergy Gulf States, Inc. and, further, expressed concerns about the implications of these issues as they relate to the continuing validity of the PUCT's October 2012 order regarding MISO. Entergy Texas subsequently filed a position statement relating that Entergy Texas's exit from the System Agreement would trigger the termination of the power purchase agreements of concern to the PUCT Staff. Entergy Texas expressed its continuing commitment to work collaboratively with the PUCT Staff and other parties to address ongoing issues and challenges in implementing the PUCT order including any potential impact from termination of the power purchase agreements. In January 2013, Entergy Texas filed an updated analysis of the effect of termination of the power purchase agreements indicating that termination would have little or no effect on Entergy Texas's costs. An independent consultant has been retained to assist the PUCT Staff in its assessment of the analysis.

The FERC filings related to the terms and conditions of integrating the Utility operating companies into MISO are planned to be made by mid-2013. The target implementation date for joining MISO is December 2013. Entergy believes that the decision to join MISO should be evaluated separately from and independent of the decision regarding the proposed transaction with ITC, and Entergy plans to continue to pursue the MISO proposal and the planned spin-off or split-off exchange offer and merger of Entergy's Transmission Business with ITC on parallel regulatory paths.

In addition to the FERC filings planned to be made by mid-2013, there are a number of proceedings pending at FERC related to the

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Utility operating companies' proposal to join MISO. In April 2012 the FERC conditionally accepted MISO's proposal related to the allocation of transmission upgrade costs in connection with the transition and integration of the Utility operating companies into MISO. In November 2012 the FERC issued an order denying the requests for rehearing of the April 2012 order, and conditionally accepting MISO's May 2012 compliance filing, subject to a further compliance filing due within 30 days of the date of the November 2012 Order. In December 2012, MISO and the MISO Transmission Owners submitted to FERC a request for rehearing and proposed revisions to the MISO Tariff in compliance with FERC's November 2012 order. The request for rehearing and compliance filing are pending at FERC.

In addition, the Utility operating companies have proposed giving authority to the E-RSC, upon unanimous vote and within the first five years after the Utility operating companies join the MISO RTO, (i) to require the Utility operating companies to file with the FERC a proposed allocation of certain transmission upgrade costs among the Utility operating companies' transmission pricing zones that would differ from the allocation that would occur under the MISO OATT and (ii) to direct the Utility operating companies as transmission owners to add projects to MISO's transmission expansion plan. On January 4, 2013, MISO submitted a filing with the FERC to give the Organization of MISO States, Inc. enhanced authority for determining transmission cost allocation methodologies to be filed pursuant to section 205 of the Federal Power Act.

On January 17, 2013, Occidental Chemical Corporation filed a complaint against MISO and a petition for declaratory judgment, both with the FERC, alleging that MISO's proposed treatment of Qualifying Facilities (QFs) in the Entergy region is unduly discriminatory in violation of sections 205 and 206 of the Federal Power Act and violates PURPA and the FERC's implementing regulations. Occidental's filing asks that the FERC declare that MISO's QF integration plan is unlawful, find that the plan cannot be implemented because MISO did not file it pursuant to section 205 of the Federal Power Act, and direct that MISO modify certain aspects of the plan. On February 14, 2013, Entergy sought to intervene and filed an answer to these pleadings. On January 22, 2013, the MPSC, APSC, and City Council filed a petition for declaratory order with the FERC requesting that the FERC determine whether the avoided cost calculation methodology proposed in an LPSC proceeding by Entergy Services, on behalf of Entergy Gulf States Louisiana and Entergy Louisiana, complies with PURPA and the FERC's implementing regulations. On February 21, 2013, Entergy Services intervened and filed an answer to the petition for declaratory order.

Entergy's initial filings with its retail regulators estimated that the transition and implementation costs of joining the MISO RTO could be up to $105 million if all of the Utility operating companies join the MISO RTO, most of which will be spent in late 2012 and 2013. Maintaining the viability of the alternatives of Entergy Arkansas joining the MISO RTO alone or standing alone within an ICT arrangement is expected to result in an additional cost of approximately $35 million, for a total estimated cost of up to $140 million. This amount could increase with extended litigation in various regulatory proceedings. It is expected that costs will be incurred to obtain regulatory approvals, to revise or implement commercial and legal agreements, to integrate transmission and generation facilities, to develop back-office accounting and settlement systems, and to build out communications infrastructure.

FERC Reliability Standards Investigation

FERC's Division of Investigations is conducting an investigation of certain issues relating to the Utility operating companies compliance with certain reliability standards related to protective system maintenance, facility ratings and modeling, training, and communications. In November 2012 the FERC issued a "Staff Notice of Alleged Violations" stating that the Division of Investigations' staff has preliminarily determined that Entergy Services violated thirty-three requirements of sixteen reliability standards by failing to adequately perform certain functions. Entergy Services is in the process of responding to the staff's concerns. The Energy Policy Act of 2005 provides authority to impose civil penalties for violations of the Federal Power Act and FERC regulations.

U.S. Department of Justice Investigation

In September 2010, Entergy was notified that the U.S. Department of Justice had commenced a civil investigation of competitive issues concerning certain generation procurement, dispatch, and transmission system practices and policies of the Utility operating companies. In November 2012, the U.S. Department of Justice issued a press release in which the U.S. Department of Justice stated, among other things, that the civil investigation concerning certain generation procurement, dispatch, and transmission system practices and policies of the Utility operating companies would remain open. The release noted, however, the intention of each of the Utility operating companies to join MISO and Entergy's agreement with ITC to undertake the spin-off and merger of Entergy's transmission business. The release stated that if Entergy follows through on these matters, the U.S. Department of Justice's concerns will be resolved. The release further stated that the U.S. Department of Justice will monitor developments, and in the event that Entergy does not make meaningful progress, the U.S. Department of Justice can and will take appropriate enforcement action, if warranted.

MARKET AND CREDIT RISK SENSITIVE INSTRUMENTS

Market risk is the risk of changes in the value of commodity and financial instruments, or in future net income or cash flows, in response to changing market conditions. Entergy holds commodity and financial instruments that are exposed to the following significant market risks:

- The commodity price risk associated with the sale of electricity by the Entergy Wholesale Commodities business.
- The interest rate and equity price risk associated with Entergy's investments in pension and other postretirement benefit trust funds. See Note 11 to the financial statements for details regarding Entergy's pension and other postretirement benefit trust funds.
- The interest rate and equity price risk associated with Entergy's investments in nuclear plant decommissioning trust funds, particularly in the Entergy Wholesale Commodities business. See Note 17 to the financial statements for details regarding Entergy's decommissioning trust funds.
- The interest rate risk associated with changes in interest rates as a result of Entergy's issuances of debt. Entergy manages its interest rate exposure by monitoring current interest rates and its debt outstanding in relation to total capitalization. See Notes 4 and 5 to the financial statements for the details of Entergy's debt outstanding.

The Utility business has limited exposure to the effects of market risk because it operates primarily under cost-based rate regulation. To the extent approved by their retail rate regulators, the Utility operating companies hedge the exposure to natural gas price volatility of their fuel and gas purchased for resale costs, which are recovered from customers.

Entergy's commodity and financial instruments are exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Entergy is also exposed to a potential demand on liquidity due to credit support requirements within its supply or sales agreements.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Commodity Price Risk

POWER GENERATION

As a wholesale generator, Entergy Wholesale Commodities core business is selling energy, measured in MWh, to its customers. Entergy Wholesale Commodities enters into forward contracts with its customers and sells energy in the day ahead or spot markets. In addition to selling the energy produced by its plants, Entergy Wholesale Commodities sells unforced capacity, which allows load-serving entities to meet specified reserve and related requirements placed on them by the ISOs in their respective areas. Entergy Wholesale Commodities' forward physical power contracts consist of contracts to sell energy only, contracts to sell capacity only, and bundled contracts in which it sells both capacity and energy. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires Entergy Wholesale Commodities to deliver MWh of energy, make capacity available, or both. In addition to its forward physical power contracts, Entergy Wholesale Commodities also uses a combination of financial contracts, including swaps, collars, put and/or call options, to manage forward commodity price risk. Certain hedge volumes have price downside and upside relative to market price movement. The contracted minimum, expected value, and sensitivity are provided to show potential variations. While the sensitivity reflects the minimum, it does not reflect the total maximum upside potential from higher market prices. The information contained in the table below represents projections at a point in time and will vary over time based on numerous factors, such as future market prices, contracting activities, and generation. Following is a summary of Entergy Wholesale Commodities' current forward capacity and generation contracts as well as total revenue projections based on market prices as of December 31, 2012.

Entergy Wholesale Commodities Nuclear Portfolio

	2013	2014	2015	2016	2017
Energy					
Percent of planned generation under contract[(a)]:					
Unit-contingent[(b)]	42%	22%	12%	12%	13%
Unit-contingent with availability guarantees[(c)]	19%	15%	13%	13%	13%
Firm LD[(d)]	24%	55%	14%	–%	–%
Offsetting positions[(e)]	–%	(19%)	–%	–%	–%
Total	85%	73%	39%	25%	26%
Planned generation (TWh)[(f)(g)]	40	41	41	40	41
Average revenue per MWh on contracted volumes:					
Minimum	$45	$44	$45	$50	$51
Expected based on market prices as of December 31, 2012	$46	$45	$47	$51	$52
Sensitivity: -/+ $10 per MWh market price change	$45-$48	$44-$48	$45-$52	$50-$53	$51-$54
Capacity					
Percent of capacity sold forward[(h)]:					
Bundled capacity and energy contracts[(i)]	16%	16%	16%	16%	16%
Capacity contracts[(j)]	33%	13%	12%	5%	–%
Total	49%	29%	28%	21%	16%
Planned net MW in operation[(g)(k)]	5,011	5,011	5,011	5,011	5,011
Average revenue under contract per kW per month (applies to Capacity contracts only)	$2.3	$2.9	$3.3	$3.4	$ –
Total Nuclear Energy and Capacity Revenues					
Expected sold and market total revenue per MWh	$48	$45	$45	$47	$48
Sensitivity: -/+ $10 per MWh market price change	$47-$51	$42-$50	$38-$52	$40-$55	$41-$56

Entergy Wholesale Commodities Non-Nuclear Portfolio

	2013	2014	2015	2016	2017
Energy					
Percent of planned generation under contract[(a)]:					
Cost-based contracts[(l)]	39%	32%	35%	32%	32%
Firm LD[(d)]	6%	6%	6%	6%	6%
Total	45%	38%	41%	38%	38%
Planned generation (TWh)[(f)(m)]	6	6	6	6	6
Capacity					
Percent of capacity sold forward[(h)]:					
Cost-based contracts[(l)]	29%	24%	24%	24%	26%
Bundled capacity and energy contracts[(i)]	8%	8%	8%	8%	9%
Capacity contracts[(j)]	48%	47%	48%	20%	–%
Total	85%	79%	80%	52%	35%
Planned net MW in operation[(k)(m)]	1,052	1,052	1,052	1,052	977

(a) *Percent of planned generation output sold or purchased forward under contracts, forward physical contracts, forward financial contracts, or options that mitigate price uncertainty that may require regulatory approval or approval of transmission rights.*

(b) *Transaction under which power is supplied from a specific generation asset; if the asset is not operating, seller is generally not liable to buyer for any damages.*

(c) *A sale of power on a unit-contingent basis coupled with a guarantee of availability provides for the payment to the power purchaser of contract damages, if incurred, in the event the seller fails to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold. All of Entergy's outstanding guarantees of availability provide for dollar limits on Entergy's maximum liability under such guarantees.*

(d) *Transaction that requires receipt or delivery of energy at a specified delivery point (usually at a market hub not associated with a specific asset) or settles financially on notional quantities; if a party fails to deliver or receive energy, defaulting party must compensate the other party as specified in the contract, a portion of which may be capped through the use of risk management products.*

(e) *Transactions for the purchase of energy, generally to offset a firm LD transaction.*

(f) *Amount of output expected to be generated by Entergy Wholesale Commodities resources considering plant operating characteristics, outage schedules, and expected market conditions that effect dispatch.*

(g) *Assumes NRC license renewal for plants whose current licenses expire within five years and uninterrupted normal operation at all plants. NRC license renewal applications are in process for two units, as follows (with current license expirations in parentheses): Indian Point 2 (September 2013) and Indian Point 3 (December 2015). For a discussion regarding the continued operation of the Vermont Yankee plant, see "Impairment of Long-Lived Assets" in Note 1 to the financial statements. For a discussion regarding the license renewals for Indian Point 2 and Indian Point 3, see "Entergy Wholesale Commodities Authorizations to Operate Its Nuclear Power Plants" above.*

(h) *Percent of planned qualified capacity sold to mitigate price uncertainty under physical or financial transactions.*

(i) *A contract for the sale of installed capacity and related energy, priced per megawatt-hour sold.*

(j) *A contract for the sale of an installed capacity product in a regional market.*

(k) *Amount of capacity to be available to generate power and/or sell capacity considering uprates planned to be completed during the year.*

(l) *Contracts priced in accordance with cost-based rates, a ratemaking concept used for the design and development of rate schedules to ensure that the filed rate schedules recover only the cost of providing the service; these contracts are on owned non-utility resources located within Entergy's Utility service area, which do not operate under market-based rate authority. The percentage sold assumes approval of long-term transmission rights. Includes sales to the Utility through 2013 of 121 MW of capacity and energy from Entergy Power sourced from Independence Steam Electric Station Unit 2.*

(m) *Non-nuclear planned generation and net MW in operation include purchases from affiliated and non-affiliated counterparties under long-term contracts and exclude energy and capacity from Entergy Wholesale Commodities' wind investment and from the 544 MW Ritchie plant that is not planned to operate.*

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Entergy estimates that a positive $10 per MWh change in the annual average energy price in the markets in which the Entergy Wholesale Commodities nuclear business sells power, based on the respective year-end market conditions, planned generation volumes, and hedged positions, would have a corresponding effect on pre-tax net income of $125 million in 2013 and would have had a corresponding effect on pre-tax net income of $48 million in 2012.

Entergy's purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, NYPA and the subsidiaries that own the FitzPatrick and Indian Point 3 plants amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, the Entergy subsidiaries agreed to make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy subsidiaries will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year's output is due by January 15 of the following year. Entergy will record the liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. In 2012, 2011, and 2010, Entergy Wholesale Commodities recorded a liability of approximately $72 million for generation during each of those years. An amount equal to the liability was recorded each year to the plant asset account as contingent purchase price consideration for the plants. This amount will be depreciated over the expected remaining useful life of the plants.

Some of the agreements to sell the power produced by Entergy Wholesale Commodities' power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations under the agreements. The Entergy subsidiary is required to provide collateral based upon the difference between the current market and contracted power prices in the regions where Entergy Wholesale Commodities sells power. The primary form of collateral to satisfy these requirements is an Entergy Corporation guaranty. Cash and letters of credit are also acceptable forms of collateral. At December 31, 2012, based on power prices at that time, Entergy had liquidity exposure of $203 million under the guarantees in place supporting Entergy Wholesale Commodities transactions, $20 million of guarantees that support letters of credit, and $7 million of posted cash collateral to the ISOs. As of December 31, 2012, the liquidity exposure associated with Entergy Wholesale Commodities assurance requirements, including return of previously posted collateral from counterparties, would increase by $106 million for a $1 per MMBtu increase in gas prices in both the short-and long-term markets. In the event of a decrease in Entergy Corporation's credit rating to below investment grade, based on power prices as of December 31, 2012, Entergy would have been required to provide approximately $48 million of additional cash or letters of credit under some of the agreements.

As of December 31, 2012, substantially all of the counterparties or their guarantors for 100% of the planned energy output under contract for Entergy Wholesale Commodities nuclear plants through 2016 have public investment grade credit ratings.

NUCLEAR MATTERS

After the nuclear incident in Japan resulting from the March 2011 earthquake and tsunami, the NRC established a task force to conduct a review of processes and regulations relating to nuclear facilities in the United States. The task force issued a near-term (90-day) report in July 2011 that made initial recommendations, which were subsequently refined and prioritized after input from stakeholders. The task force then issued a second report in September 2011. Based upon the task force's recommendations, the NRC issued three orders effective on March 12, 2012. The three orders require U.S. nuclear operators, including Entergy, to undertake plant modifications or perform additional analyses that will, among other things, result in increased operating and capital costs associated with operating Entergy's nuclear plants. The NRC, with input from the industry, is in the process of determining the specific actions required by the orders and an estimate of the increased costs cannot be made at this time.

With the issuance of the three orders, the NRC also provided members of the public an opportunity to request a hearing. Two established anti-nuclear groups, Pilgrim Watch and Beyond Nuclear, filed hearing requests, focused on Pilgrim, regarding two of the three orders. These requests sought to have the NRC impose expanded remedial requirements to address the issues raised by the NRC's orders. Beyond Nuclear subsequently withdrew its hearing request and the NRC's ASLB denied Pilgrim Watch's hearing request. Pilgrim Watch appealed the Board's decision to the NRC, which affirmed the Board's decision in January 2013.

On June 8, 2012, the U.S. Court of Appeals for the D.C. Circuit vacated the NRC's 2010 update to its Waste Confidence Decision, which had found generically that a permanent geologic repository to store spent nuclear fuel would be available when necessary and that spent nuclear fuel could be stored at nuclear reactor sites in the interim without significant environmental effects, and remanded the case for further proceedings. The court concluded that the NRC had not satisfied the requirements of the National Environmental Policy Act (NEPA) when it considered environmental effects in reaching these conclusions. The Waste Confidence Decision has been relied upon by NRC license renewal applicants to address some of the issues that NEPA requires the NRC to address before it issues a renewed license. Certain nuclear opponents filed requests with the NRC asking it to address the issues raised by the court's decision in the license renewal proceedings for a number of nuclear plants including Grand Gulf and Indian Point 2 and 3. On August 7, 2012 the NRC issued an order stating that it will not issue final licenses dependent upon the Waste Confidence Decision until the D.C. Circuit's remand is addressed, but also stating that licensing reviews and proceedings should continue to move forward. On September 6, 2012 the NRC directed its staff to develop a revised Waste Confidence Decision within 24 months.

CRITICAL ACCOUNTING ESTIMATES

The preparation of Entergy's financial statements in conformity with generally accepted accounting principles requires management to apply appropriate accounting policies and to make estimates and judgments that can have a significant effect on reported financial position, results of operations, and cash flows. Management has identified the following accounting policies and estimates as critical because they are based on assumptions and measurements that involve a high degree of uncertainty, and the potential for future changes in these assumptions and measurements could produce estimates that would have a material effect on the presentation of Entergy's financial position, results of operations, or cash flows.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Nuclear Decommissioning Costs

Entergy subsidiaries own nuclear generation facilities in both the Utility and Entergy Wholesale Commodities business units. Regulations require Entergy subsidiaries to decommission the nuclear power plants after each facility is taken out of service, and money is collected and deposited in trust funds during the facilities' operating lives in order to provide for this obligation. Entergy conducts periodic decommissioning cost studies to estimate the costs that will be incurred to decommission the facilities. The following key assumptions have a significant effect on these estimates:

- **COST ESCALATION FACTORS** – Entergy's current decommissioning cost studies include an assumption that decommissioning costs will escalate over present cost levels by factors ranging from approximately 2.0% to 3.25%. A 50 basis point change in this assumption could change the estimated present value of the decommissioning liabilities by approximately 10% to 18%. To the extent that a high probability of license renewal is assumed, a change in the estimated inflation or cost escalation rate has a larger effect on the undiscounted cash flows because the rate of inflation is factored into the calculation for a longer period of time.
- **TIMING** – In projecting decommissioning costs, two assumptions must be made to estimate the timing of plant decommissioning. First, the date of the plant's retirement must be estimated. A high probability that the plant's license will be renewed and the plant will operate for some time beyond the original license term has currently been assumed for purposes of calculating the decommissioning liability for a number of Entergy's nuclear units. Second, an assumption must be made whether decommissioning will begin immediately upon plant retirement, or whether the plant will be held in SAFSTOR status for later decommissioning, as permitted by applicable regulations. SAFSTOR is decommissioning a facility by placing it in a safe, stable condition that is maintained until it is subsequently decontaminated and dismantled to levels that permit license termination, normally within 60 years from permanent cessation of operations. While the effect of these assumptions cannot be determined with precision, a change of assumption of either the probability of license renewal, continued operation, or use of a SAFSTOR period can possibly change the present value of these obligations. Future revisions to appropriately reflect changes needed to the estimate of decommissioning costs will immediately affect net income for non-rate-regulated portions of Entergy's business, and then only to the extent that the estimate of any reduction in the liability exceeds the amount of the undepreciated asset retirement cost at the date of the revision. Any increases in the liability recorded due to such changes are capitalized as asset retirement costs and depreciated over the asset's remaining economic life.
- **SPENT FUEL DISPOSAL** – Federal law requires the DOE to provide for the permanent storage of spent nuclear fuel, and legislation has been passed by Congress to develop a repository at Yucca Mountain, Nevada. However, hearings on the repository's NRC license have been suspended indefinitely. The DOE has not yet begun accepting spent nuclear fuel and is in non-compliance with federal law. The DOE continues to delay meeting its obligation and Entergy is continuing to pursue damages claims against the DOE for its failure to provide timely spent fuel storage. Until a federal site is available, however, nuclear plant operators must provide for interim spent fuel storage on the nuclear plant site, which can require the construction and maintenance of dry cask storage sites or other facilities. The costs of developing and maintaining these facilities during the decommissioning period can have a significant effect (as much as an average of 20% to 30% of total estimated decommissioning costs). Entergy's decommissioning studies may include cost estimates for spent fuel storage. However, these estimates could change in the future based on the timing of the opening of an appropriate facility designated by the federal government to receive spent nuclear fuel.
- **TECHNOLOGY AND REGULATION** – Over the past several years, more practical experience with the actual decommissioning of facilities has been gained and that experience has been incorporated into Entergy's current decommissioning cost estimates. However, given the long duration of decommissioning projects, additional experience, including technological advancements in decommissioning, could occur and affect current cost estimates. If regulations regarding nuclear decommissioning were to change, this could have a potentially significant effect on cost estimates. The effect of these potential changes is not presently determinable.
- **INTEREST RATES** – The estimated decommissioning costs that form the basis for the decommissioning liability recorded on the balance sheet are discounted to present values using a credit-adjusted risk-free rate. When the decommissioning cost estimate is significantly changed requiring a revision to the decommissioning liability and the change results in an increase in cash flows, that increase is discounted using a current credit-adjusted risk-free rate. Under accounting rules, if the revision in estimate results in a decrease in estimated cash flows, that decrease is discounted using the previous credit-adjusted risk-free rate. Therefore, to the extent that one of the factors noted above changes resulting in a significant increase in estimated cash flows, current interest rates will affect the calculation of the present value of the additional decommissioning liability.

In the second quarter 2012, Entergy Louisiana recorded a revision to its estimated decommissioning cost liability for Waterford 3 as a result of a revised decommissioning cost study. The revised estimate resulted in a $48.9 million increase in its decommissioning cost liability, along with a corresponding increase in the related asset retirement costs asset that will be depreciated over the remaining life of the unit.

In the second quarter 2012, Entergy Wholesale Commodities recorded a reduction of $60.6 million in the estimated decommissioning cost liability for a plant as a result of a revised decommissioning cost study. The revised estimate resulted in a credit to decommissioning expense of $49 million, reflecting the excess of the reduction in the liability over the amount of the undepreciated asset retirement costs asset.

In the first quarter 2011, System Energy recorded a revision to its estimated decommissioning cost liability for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $38.9 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the fourth quarter 2011, Entergy Wholesale Commodities recorded a reduction of $34.1 million in its decommissioning cost liability for a plant as a result of a revised decommissioning cost study obtained to comply with a state regulatory requirement. The revised cost study resulted in a change in the undiscounted cash flows and a credit to decommissioning expense of $34.1 million, reflecting the excess of the reduction in the liability over the amount of undepreciated assets.

Unbilled Revenue

As discussed in Note 1 to the financial statements, Entergy records an estimate of the revenues earned for energy delivered since the latest customer billing. Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month's estimate is reversed. The difference between the estimate of the unbilled receivable at the beginning of the period and the end of the period is the amount of unbilled revenue recognized during the period. The estimate recorded is primarily based upon an estimate of customer usage during the unbilled period and the billed price to customers in

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

that month. Therefore, revenue recognized may be affected by the estimated price and usage at the beginning and end of each period, in addition to changes in certain components of the calculation.

Impairment of Long-Lived Assets and Trust Fund Investments

Entergy has significant investments in long-lived assets in all of its segments, and Entergy evaluates these assets against the market economics and under the accounting rules for impairment whenever there are indications that impairments may exist. This evaluation involves a significant degree of estimation and uncertainty. In the Entergy Wholesale Commodities business, Entergy's investments in merchant nuclear generation assets are subject to impairment if adverse market conditions arise, if a unit plans to cease, or ceases, operation sooner than expected, or for certain units if their operating licenses are not renewed. Entergy's investments in merchant non-nuclear generation assets are subject to impairment if adverse market conditions arise or if a unit plans to cease, or ceases, operation sooner than expected.

In order to determine if Entergy should recognize an impairment of a long-lived asset that is to be held and used, accounting standards require that the sum of the expected undiscounted future cash flows from the asset be compared to the asset's carrying value. The carrying value of the asset includes any capitalized asset retirement cost associated with the recording of an additional decommissioning liability, therefore changes in assumptions that affect the decommissioning liability can increase or decrease the carrying value of the asset subject to impairment. If the expected undiscounted future cash flows exceed the carrying value, no impairment is recorded; if such cash flows are less than the carrying value, Entergy is required to record an impairment charge to write the asset down to its fair value. If an asset is held for sale, an impairment is required to be recognized if the fair value (less costs to sell) of the asset is less than its carrying value.

These estimates are based on a number of key assumptions, including:

- **FUTURE POWER AND FUEL PRICES** – Electricity and gas prices have been very volatile in recent years, and this volatility is expected to continue. This volatility necessarily increases the imprecision inherent in the long-term forecasts of commodity prices that are a key determinant of estimated future cash flows.
- **MARKET VALUE OF GENERATION ASSETS** – Valuing assets held for sale requires estimating the current market value of generation assets. While market transactions provide evidence for this valuation, the market for such assets is volatile and the value of individual assets is impacted by factors unique to those assets.
- **FUTURE OPERATING COSTS** – Entergy assumes relatively minor annual increases in operating costs. Technological or regulatory changes that have a significant impact on operations could cause a significant change in these assumptions.
- **TIMING** – Entergy currently assumes, for a number of its nuclear units, that the plant's license will be renewed. A change in that assumption could have a significant effect on the expected future cash flows and result in a significant effect on operations.

For additional discussion regarding the continued operation of the Vermont Yankee plant, see "Impairment of Long-Lived Assets" in Note 1 to the financial statements.

Entergy evaluates unrealized losses at the end of each period to determine whether an other-than-temporary impairment has occurred. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary-impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). Entergy did not have any material other than temporary impairments relating to credit losses on debt securities in 2012, 2011, or 2010. The assessment of whether an investment in an equity security has suffered an other than temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. As discussed in Note 1 to the financial statements, unrealized losses that are not considered temporarily impaired are recorded in earnings for Entergy Wholesale Commodities. Entergy Wholesale Commodities did not record material charges to other income in 2012, 2011, and 2010, respectively, resulting from the recognition of the other-than-temporary impairment of certain equity securities held in its decommissioning trust funds. Additional impairments could be recorded in 2013 to the extent that then current market conditions change the evaluation of recoverability of unrealized losses.

Qualified Pension and Other Postretirement Benefits

Entergy sponsors qualified, defined benefit pension plans which cover substantially all employees. Additionally, Entergy currently provides postretirement health care and life insurance benefits for substantially all employees who reach retirement age and meet certain eligibility requirements while still working for Entergy. Entergy's reported costs of providing these benefits, as described in Note 11 to the financial statements, are impacted by numerous factors including the provisions of the plans, changing employee demographics, and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, Entergy's estimate of these costs is a critical accounting estimate for the Utility and Entergy Wholesale Commodities segments.

ASSUMPTIONS

Key actuarial assumptions utilized in determining these costs include:

- Discount rates used in determining future benefit obligations;
- Projected health care cost trend rates;
- Expected long-term rate of return on plan assets;
- Rate of increase in future compensation levels;
- Retirement rates; and
- Mortality rates.

Entergy reviews the first four assumptions listed above on an annual basis and adjusts them as necessary. The falling interest rate environment and volatility in the financial equity markets have impacted Entergy's funding and reported costs for these benefits. In addition, these trends have caused Entergy to make a number of adjustments to its assumptions.

The retirement and mortality rate assumptions are reviewed every three to five years as part of an actuarial study that compares these assumptions to the actual experience of the pension and other postretirement plans. The 2011 actuarial study reviewed plan experience from 2007 through 2010. As a result of the 2011 actuarial study, changes were made to reflect the expectation that participants have longer life expectancies and different retirement patterns than previously assumed. These changes are reflected in the December 31, 2012 and December 31, 2011 financial disclosures.

In selecting an assumed discount rate to calculate benefit obligations, Entergy reviews market yields on high-quality corporate debt and matches these rates with Entergy's projected stream of benefit payments. Based on recent market trends, the discount rates used to calculate its 2012 qualified pension benefit obligation and 2013 qualified pension cost ranged from 4.31% to 4.50% for its specific pension plans (4.36% combined rate for all pension plans). The discount rates used to calculate its 2011 qualified pension benefit obligation and 2012 qualified pension cost ranged from 5.1% to 5.2% for its specific pension plans (5.1% combined rate for all pension plans). The discount rate used to calculate its other 2012 postretirement benefit obligation and 2013 postretirement benefit cost was 4.36%. The discount rate used to calculate its 2011 other postretirement benefit obligation and 2012 postretirement benefit cost was 5.1%.

Entergy reviews actual recent cost trends and projected future trends in establishing health care cost trend rates. Based on this review, Entergy's assumed health care cost trend rate assumption used in measuring the December 31, 2012 accumulated postretirement benefit obligation and 2013 postretirement cost was 7.50% for pre-65 retirees and 7.25% for post-65 retirees for 2013, gradually decreasing each successive year until it reaches 4.75% in 2022 and beyond for both pre-65 and post-65 retirees. Entergy's health care cost trend rate assumption used in measuring the December 31, 2011 accumulated postretirement benefit obligation and 2012 postretirement cost was 7.75% for pre-65 retirees and 7.5% for post-65 retirees for 2012, gradually decreasing each successive year until it reaches 4.75% in 2022 and beyond for both pre-65 and post-65 retirees.

The assumed rate of increase in future compensation levels used to calculate 2012 and 2011 benefit obligations was 4.23%.

In determining its expected long-term rate of return on plan assets used in the calculation of benefit plan costs, Entergy reviews past performance, current and expected future asset allocations, and capital market assumptions of its investment consultant and investment managers.

Since 2003, Entergy has targeted an asset allocation for its qualified pension plan assets of roughly 65% equity securities and 35% fixed-income securities. Entergy completed and adopted an optimization study in 2011 for the pension assets which recommended that the target asset allocation adjust dynamically over time, based on the funded status of the plan, from its current to its ultimate allocation of 45% equity, 55% fixed income. The ultimate asset allocation is expected to be attained when the plan is 105% funded.

The current target allocations for Entergy's non-taxable postretirement benefit assets are 65% equity securities and 35% fixed-income securities and, for its taxable other postretirement benefit assets, 65% equity securities and 35% fixed-income securities. This takes into account asset allocation adjustments that were made during 2012.

Entergy's expected long term rate of return on qualified pension assets used to calculate 2012, 2011 and 2010 qualified pension costs was 8.5% and will be 8.5% for 2013. Entergy's expected long term rate of return on non-taxable other postretirement assets used to calculate other postretirement costs was 8.5% for 2012 and 2011, 7.75% for 2010 and will be 8.5% for 2013. For Entergy's taxable postretirement assets, the expected long term rate of return was 6.5% for 2012, 5.5% for 2011 and 2010, and will be 6.5% in 2013.

COST SENSITIVITY

The following chart reflects the sensitivity of qualified pension cost and qualified pension projected benefit obligation to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2012 Qualified Pension Cost	Impact on Qualified Projected Benefit Obligation
Increase/(Decrease)			
Discount rate	(0.25%)	$20,142	$229,473
Rate of return on plan assets	(0.25%)	$ 9,337	$ –
Rate of increase in compensation	0.25%	$ 8,512	$ 48,036

The following chart reflects the sensitivity of postretirement benefit cost and accumulated postretirement benefit obligation to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2012 Postretirement Benefit Cost	Impact on Accumulated Postretirement Benefit Obligation
Increase/(Decrease)			
Discount rate	(0.25%)	$ 8,061	$72,947
Health care cost trend	0.25%	$11,422	$64,967

Each fluctuation above assumes that the other components of the calculation are held constant.

ACCOUNTING MECHANISMS

Accounting standards require an employer to recognize in its balance sheet the funded status of its benefit plans. Refer to Note 11 to the financial statements for a further discussion of Entergy's funded status.

In accordance with pension accounting standards, Entergy utilizes a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

COSTS AND FUNDING

In 2012, Entergy's total qualified pension cost was $264 million. Entergy anticipates 2013 qualified pension cost to be $332 million. Pension funding was approximately $170.5 million for 2012. Entergy's contributions to the pension trust are currently estimated to be approximately $163.3 million in 2013, although the required pension contributions will not be known with more certainty until the January 1, 2013 valuations are completed by April 1, 2013.

Minimum required funding calculations as determined under Pension Protection Act guidance are performed annually as of January 1 of each year and are based on measurements of the assets and funding liabilities as measured at that date. Any excess of the funding liability over the calculated fair market value of assets results in a funding shortfall which, under the Pension Protection Act, must be funded over a seven-year rolling period. The Pension Protection Act also imposes certain plan limitations if the funded percentage, which

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *concluded*

is based on a calculated fair market values of assets divided by funding liabilities, does not meet certain thresholds. For funding purposes, asset gains and losses are smoothed in to the calculated fair market value of assets and the funding liability is based upon a weighted average 24-month corporate bond rate published by the U.S. Treasury; therefore, periodic changes in asset returns and interest rates can affect funding shortfalls and future cash contributions.

The Moving Ahead for Progress in the 21st Century Act (MAP-21) became federal law on July 6, 2012. Under the law, the segment rates used to calculate funding liabilities must be within a corridor of the 25-year average of prior segment rates. The interest rate corridor applies to the determination of minimum funding requirements and benefit restrictions. The pension funding stabilization provisions will provide for a near-term reduction in minimum funding requirements for single employer defined benefit plans in response to the current, historically low interest rates. The law does not reduce contribution requirements over the long term, and it is likely that Entergy's contributions to the pension trust will increase after 2013.

Total postretirement health care and life insurance benefit costs for Entergy in 2012 were $138.4 million, including $31.2 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy expects 2013 postretirement health care and life insurance benefit costs to be $146.8 million. This includes a projected $34 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy contributed $82.2 million to its postretirement plans in 2012. Entergy's current estimate of contributions to its other postretirement plans is approximately $82.5 million in 2013.

FEDERAL HEALTHCARE LEGISLATION

The Patient Protection and Affordable Care Act (PPACA) became federal law on March 23, 2010, and, on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 became federal law and amended certain provisions of the PPACA. These new federal laws change the law governing employer-sponsored group health plans, like Entergy's plans, and include, among other things, the following significant provisions.

- A 40% excise tax on per capita medical benefit costs that exceed certain thresholds;
- Change in coverage limits for dependents; and
- Elimination of lifetime caps.

The effect of PPACA has been reflected based on Entergy's understanding of current guidance on the rules and regulations. However, there are still many technical issues that have not been finalized. Entergy will continue to monitor these developments to determine the possible impact on Entergy as a result of PPACA. Entergy is participating in the programs currently provided for under PPACA, such as the early retiree reinsurance program, which has provided for some limited reimbursements of certain claims for early retirees aged 55 to 64 who are not yet eligible for Medicare.

One provision of the new law that is effective in 2013 eliminates the federal income tax deduction for prescription drug expenses of Medicare beneficiaries for which the plan sponsor also receives the retiree drug subsidy under Part D. Entergy receives subsidy payments under the Medicare Part D plan and therefore in the first quarter 2010 recorded a reduction to the deferred tax asset related to the unfunded other postretirement benefit obligation. The offset was recorded in 2010 as a $16 million charge to income tax expense or, for the Utility, including each Registrant Subsidiary, as a regulatory asset.

Other Contingencies

As a company with multi-state utility operations, Entergy is subject to a number of federal and state laws and regulations and other factors and conditions in the areas in which it operates, which potentially subject it to environmental, litigation, and other risks. Entergy periodically evaluates its exposure for such risks and records a reserve for those matters which are considered probable and estimable in accordance with generally accepted accounting principles.

ENVIRONMENTAL

Entergy must comply with environmental laws and regulations applicable to air emissions, water discharges, solid and hazardous waste, toxic substances, protected species, and other environmental matters. Under these various laws and regulations, Entergy could incur substantial costs to comply or address any impacts to the environment. Entergy conducts studies to determine the extent of any required remediation and has recorded reserves based upon its evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites or issues could be identified which require environmental remediation or corrective action for which Entergy could be liable. The amounts of environmental reserves recorded can be significantly affected by the following external events or conditions.

- Changes to existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters.
- The identification of additional impacts, sites, issues, or the filing of other complaints in which Entergy may be asserted to be a potentially responsible party.
- The resolution or progression of existing matters through the court system or resolution by the EPA or relevant state or local authority.

LITIGATION

Entergy is regularly named as a defendant in a number of lawsuits involving employment, customers, and injuries and damages issues, among other matters. Entergy periodically reviews the cases in which it has been named as defendant and assesses the likelihood of loss in each case as probable, reasonably estimable, or remote and records reserves for cases which have a probable likelihood of loss and can be estimated. Given the environment in which Entergy operates, and the unpredictable nature of many of the cases in which Entergy is named as a defendant, the ultimate outcome of the litigation to which Entergy is exposed has the potential to materially affect the results of operations of Entergy or Registrant Subsidiaries.

UNCERTAIN TAX POSITIONS

Entergy's operations, including acquisitions and divestitures, require Entergy to evaluate risks such as the potential tax effects of a transaction, or warranties made in connection with such a transaction. Entergy believes that it has adequately assessed and provided for these types of risks, where applicable. Any provisions recorded for these types of issues, however, could be significantly affected by events such as claims made by third parties under warranties, additional transactions contemplated by Entergy, or completion of reviews of the tax treatment of certain transactions or issues by taxing authorities.

NEW ACCOUNTING PRONOUNCEMENTS

The accounting standard-setting process, including projects between the FASB and the International Accounting Standards Board (IASB) to converge U.S. GAAP and International Financial Reporting Standards, is ongoing and the FASB and the IASB are each currently working on several projects that have not yet resulted in final pronouncements. Final pronouncements that result from these projects could have a material effect on Entergy's future net income, financial position, or cash flows.

REPORT OF MANAGEMENT

Management of Entergy Corporation and its subsidiaries has prepared and is responsible for the financial statements and related financial information included in this document. To meet this responsibility, management establishes and maintains a system of internal controls over financial reporting designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles. This system includes communication through written policies and procedures, an employee Code of Entegrity, and an organizational structure that provides for appropriate division of responsibility and training of personnel. This system is also tested by a comprehensive internal audit program.

Entergy management assesses the design and effectiveness of Entergy's internal control over financial reporting on an annual basis. In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Management acknowledges, however, that all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy Corporation's independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Entergy's internal control over financial reporting as of December 31, 2012, which is included herein on page 49.

In addition, the Audit Committee of the Board of Directors, composed solely of independent Directors, meets with the independent auditors, internal auditors, management, and internal accountants periodically to discuss internal controls, and auditing and financial reporting matters. The Audit Committee appoints the independent auditors annually, seeks shareholder ratification of the appointment, and reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present, providing free access to the Audit Committee.

Based on management's assessment of internal controls using the COSO criteria, management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2012. Management further believes that this assessment, combined with the policies and procedures noted above, provides reasonable assurance that Entergy's financial statements are fairly and accurately presented in accordance with generally accepted accounting principles.



LEO P. DENAULT
Chairman and
Chief Executive Officer



ANDREW S. MARSH
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entergy Corporation and Subsidiaries
New Orleans, Louisiana

We have audited the accompanying consolidated balance sheets of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Entergy Corporation and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion on the Corporation's internal control over financial reporting.



DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Entergy Corporation and Subsidiaries
New Orleans, Louisiana

We have audited the internal control over financial reporting of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Corporation and our report dated February 27, 2013 expressed an unqualified opinion on those consolidated financial statements.



DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 27, 2013

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Entergy Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for Entergy. Entergy's internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of Entergy's financial statements presented in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy's management assessed the effectiveness of Entergy's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*.

Based on management's assessment and the criteria set forth by COSO, management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2012.

Entergy's registered public accounting firm has issued an attestation report on Entergy's internal control over financial reporting.

CONSOLIDATED INCOME STATEMENTS

In thousands, except share data, for the years ended December 31,	2012	2011	2010
OPERATING REVENUES			
Electric	$ 7,870,649	$ 8,673,517	$ 8,740,637
Natural gas	130,836	165,819	197,658
Competitive businesses	2,300,594	2,389,737	2,549,282
Total	10,302,079	11,229,073	11,487,577
OPERATING EXPENSES			
Operating and maintenance:			
Fuel, fuel-related expenses, and gas purchased for resale	2,036,835	2,492,714	2,518,582
Purchased power	1,255,800	1,564,967	1,659,416
Nuclear refueling outage expenses	245,600	255,618	256,123
Asset impairment	355,524	–	–
Other operation and maintenance	3,045,392	2,867,758	2,969,402
Decommissioning	184,760	190,595	211,736
Taxes other than income taxes	557,298	536,026	534,299
Depreciation and amortization	1,144,585	1,102,202	1,069,894
Other regulatory charges - net	175,104	205,959	44,921
Total	9,000,898	9,215,839	9,264,373
Gain on sale of business	–	–	44,173
OPERATING INCOME	1,301,181	2,013,234	2,267,377
OTHER INCOME			
Allowance for equity funds used during construction	92,759	84,305	59,381
Interest and investment income	127,776	128,994	184,077
Miscellaneous - net	(53,214)	(59,271)	(48,124)
Total	167,321	154,028	195,334
INTEREST EXPENSE			
Interest expense	606,596	551,521	610,146
Allowance for borrowed funds used during construction	(37,312)	(37,894)	(34,979)
Total	569,284	513,627	575,167
INCOME BEFORE INCOME TAXES	899,218	1,653,635	1,887,544
Income taxes	30,855	286,263	617,239
CONSOLIDATED NET INCOME	868,363	1,367,372	1,270,305
Preferred dividend requirements of subsidiaries	21,690	20,933	20,063
NET INCOME ATTRIBUTABLE TO ENTERGY CORPORATION	$ 846,673	$ 1,346,439	$1,250,242
Earnings per average common share:			
Basic	$4.77	$7.59	$6.72
Diluted	$4.76	$7.55	$6.66
Dividends declared per common share	$3.32	$3.32	$3.24
Basic average number of common shares outstanding	177,324,813	177,430,208	186,010,452
Diluted average number of common shares outstanding	177,737,565	178,370,695	187,814,235

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands, for the years ended December 31,	2012	2011	2010
NET INCOME	$ 868,363	$1,367,372	$1,270,305
OTHER COMPREHENSIVE INCOME (LOSS)			
Cash flow hedges net unrealized gain (loss) (net of tax expense (benefit) of $(55,750), $34,411, and $(7,088))	(97,591)	71,239	(11,685)
Pension and other postretirement liabilities (net of tax benefit of $61,223, $131,198, and $14,387)	(91,157)	(223,090)	(8,527)
Net unrealized investment gains (net of tax expense of $61,104, $19,368 and $51,130)	63,609	21,254	57,523
Foreign currency translation (net of tax expense (benefit) of $275, $192, and $(182))	508	357	(338)
Other comprehensive income (loss)	(124,631)	(130,240)	36,973
COMPREHENSIVE INCOME	743,732	1,237,132	1,307,278
Preferred dividend requirements of subsidiaries	21,690	20,933	20,063
COMPREHENSIVE INCOME ATTRIBUTABLE TO ENTERGY CORPORATION	$ 722,042	$1,216,199	$1,287,215

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Common Shareholders' Equity					
In thousands, for the years ended December 31, 2012, 2011, and 2010	**Subsidiaries' Preferred Stock**	**Common Stock**	**Treasury Stock**	**Paid-in Capital**	**Retained Earnings**	**Accumulated Other Comprehensive Income (Loss)**	**Total**
BALANCE AT DECEMBER 31, 2009	$ 94,000	$2,548	$(4,727,167)	$5,370,042	$8,043,122	$ (75,185)	$8,707,360
Consolidated net income[(a)]	20,063	–	–	–	1,250,242	–	1,270,305
Other comprehensive income	–	–	–	–	–	36,973	36,973
Common stock repurchases	–	–	(878,576)	–	–	–	(878,576)
Common stock issuances related to stock plans	–	–	80,932	(2,568)	–	–	78,364
Common stock dividends declared	–	–	–	–	(603,963)	–	(603,963)
Preferred dividend requirements of subsidiaries[(a)]	(20,063)	–	–	–	–	–	(20,063)
BALANCE AT DECEMBER 31, 2010	$ 94,000	$2,548	$(5,524,811)	$5,367,474	$8,689,401	$ (38,212)	$8,590,400
Consolidated net income[(a)]	20,933	–	–	–	1,346,439	–	1,367,372
Other comprehensive loss	–	–	–	–	–	(130,240)	(130,240)
Common stock repurchases	–	–	(234,632)	–	–	–	(234,632)
Common stock issuances related to stock plans	–	–	78,975	(6,792)	–	–	72,183
Common stock dividends declared	–	–	–	–	(588,880)	–	(588,880)
Preferred dividend requirements of subsidiaries[(a)]	(20,933)	–	–	–	–	–	(20,933)
BALANCE AT DECEMBER 31, 2011	$ 94,000	$2,548	$(5,680,468)	$5,360,682	$9,446,960	$(168,452)	$9,055,270
Consolidated net income[(a)]	21,690	–	–	–	846,673	–	868,363
Other comprehensive loss	–	–	–	–	–	(124,631)	(124,631)
Common stock issuances related to stock plans	–	–	105,649	(2,830)	–	–	102,819
Common stock dividends declared	–	–	–	–	(589,042)	–	(589,042)
Preferred dividend requirements of subsidiaries[(a)]	(21,690)	–	–	–	–	–	(21,690)
BALANCE AT DECEMBER 31, 2012	$ 94,000	$2,548	$(5,574,819)	$5,357,852	$9,704,591	$(293,083)	$9,291,089

(a) Consolidated net income and preferred dividend requirements of subsidiaries for 2012, 2011, and 2010 include $15.0 million, $13.3 million, and $13.3 million, respectively, of preferred dividends on subsidiaries' preferred stock without sinking fund that is not presented as equity.

See Notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, as of December 31,	2012	2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents:		
Cash	$ 112,992	$ 81,468
Temporary cash investments	419,577	612,970
Total cash and cash equivalents	532,569	694,438
Securitization recovery trust account	46,040	50,304
Accounts receivable:		
Customer	568,871	568,558
Allowance for doubtful accounts	(31,956)	(31,159)
Other	161,408	166,186
Accrued unbilled revenues	303,392	298,283
Total accounts receivable	1,001,715	1,001,868
Deferred fuel costs	150,363	209,776
Accumulated deferred income taxes	306,902	9,856
Fuel inventory - at average cost	213,831	202,132
Materials and supplies - at average cost	928,530	894,756
Deferred nuclear refueling outage costs	243,374	231,031
System agreement cost equalization	16,880	36,800
Prepayments and other	242,922	291,742
Total	3,683,126	3,622,703
OTHER PROPERTY AND INVESTMENTS		
Investment in affiliates - at equity	46,738	44,876
Decommissioning trust funds	4,190,108	3,788,031
Non-utility property - at cost (less accumulated depreciation)	256,039	260,436
Other	436,234	416,423
Total	4,929,119	4,509,766
PROPERTY, PLANT AND EQUIPMENT		
Electric	41,944,567	39,385,524
Property under capital lease	935,199	809,449
Natural gas	353,492	343,550
Construction work in progress	1,365,699	1,779,723
Nuclear fuel	1,598,430	1,546,167
Total property, plant and equipment	46,197,387	43,864,413
Less - accumulated depreciation and amortization	18,898,842	18,255,128
Property, plant and equipment - net	27,298,545	25,609,285
DEFERRED DEBITS AND OTHER ASSETS		
Regulatory assets:		
Regulatory asset for income taxes - net	742,030	799,006
Other regulatory assets (includes securitization property of $914,751 as of December 31, 2012 and $1,009,103 as of December 31, 2011)	5,025,912	4,636,871
Deferred fuel costs	172,202	172,202
Goodwill	377,172	377,172
Accumulated deferred income taxes	37,748	19,003
Other	936,648	955,691
Total	7,291,712	6,959,945
TOTAL ASSETS	$43,202,502	$40,701,699

See Notes to Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, as of December 31,	**2012**	**2011**
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Currently maturing long-term debt	$ 718,516	$ 2,192,733
Notes payable and commercial paper	796,002	108,331
Accounts payable	1,217,180	1,069,096
Customer deposits	359,078	351,741
Taxes accrued	333,719	278,235
Accumulated deferred income taxes	13,109	99,929
Interest accrued	184,664	183,512
Deferred fuel costs	96,439	255,839
Obligations under capital leases	3,880	3,631
Pension and other postretirement liabilities	95,900	44,031
System agreement cost equalization	25,848	80,090
Other	261,986	283,531
Total	4,106,321	4,950,699
NON-CURRENT LIABILITIES		
Accumulated deferred income taxes and taxes accrued	8,311,756	8,096,452
Accumulated deferred investment tax credits	273,696	284,747
Obligations under capital leases	34,541	38,421
Other regulatory liabilities	898,614	728,193
Decommissioning and asset retirement cost liabilities	3,513,634	3,296,570
Accumulated provisions	362,226	385,512
Pension and other postretirement liabilities	3,725,886	3,133,657
Long-term debt (includes securitization bonds of $973,480 as of December 31, 2012 and $1,070,556 as of December 31, 2011)	11,920,318	10,043,713
Other	577,910	501,954
Total	29,618,581	26,509,219
Commitments and Contingencies		
Subsidiaries' preferred stock without sinking fund	186,511	186,511
EQUITY		
Common Shareholders' Equity:		
Common stock, $.01 par value, authorized 500,000,000 shares; issued 254,752,788 shares in 2012 and in 2011	2,548	2,548
Paid-in capital	5,357,852	5,360,682
Retained earnings	9,704,591	9,446,960
Accumulated other comprehensive loss	(293,083)	(168,452)
Less - treasury stock, at cost (76,945,239 shares in 2012 and 78,396,988 shares in 2011)	5,574,819	5,680,468
Total common shareholders' equity	9,197,089	8,961,270
Subsidiaries' preferred stock without sinking fund	94,000	94,000
Total	9,291,089	9,055,270
TOTAL LIABILITIES AND EQUITY	$43,202,502	$40,701,699

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, for the years ended December 31,	2012	2011	2010
OPERATING ACTIVITIES			
Consolidated net income	$ 868,363	$ 1,367,372	$ 1,270,305
Adjustments to reconcile consolidated net income to net cash flow provided by operating activities:			
Depreciation, amortization, and decommissioning, including nuclear fuel amortization	1,771,649	1,745,455	1,705,331
Deferred income taxes, investment tax credits, and non-current taxes accrued	(26,479)	(280,029)	718,987
Asset impairment	355,524	–	–
Gain on sale of business	–	–	(44,173)
Changes in working capital:			
Receivables	(14,202)	28,091	(99,640)
Fuel inventory	(11,604)	5,393	(10,665)
Accounts payable	(6,779)	(131,970)	216,635
Prepaid taxes and taxes accrued	55,484	580,042	(116,988)
Interest accrued	1,152	(34,172)	17,651
Deferred fuel costs	(99,987)	(55,686)	8,909
Other working capital accounts	(151,989)	41,875	(160,326)
Changes in provisions for estimated losses	(24,808)	(11,086)	265,284
Changes in other regulatory assets	(398,428)	(673,244)	339,408
Changes in pensions and other postretirement liabilities	644,099	962,461	(80,844)
Other	(21,710)	(415,685)	(103,793)
Net cash flow provided by operating activities	2,940,285	3,128,817	3,926,081
INVESTING ACTIVITIES			
Construction/capital expenditures	(2,674,650)	(2,040,027)	(1,974,286)
Allowance for equity funds used during construction	96,131	86,252	59,381
Nuclear fuel purchases	(557,960)	(641,493)	(407,711)
Payment for purchase of plant	(456,356)	(646,137)	–
Proceeds from sale of assets and businesses	–	6,531	228,171
Insurance proceeds received for property damages	–	–	7,894
Changes in securitization account	4,265	(7,260)	(29,945)
NYPA value sharing payment	(72,000)	(72,000)	(72,000)
Payments to storm reserve escrow account	(8,957)	(6,425)	(296,614)
Receipts from storm reserve escrow account	27,884	–	9,925
Decrease (increase) in other investments	15,175	(11,623)	24,956
Litigation proceeds for reimbursement of spent nuclear fuel storage costs	109,105	–	–
Proceeds from nuclear decommissioning trust fund sales	2,074,055	1,360,346	2,606,383
Investment in nuclear decommissioning trust funds	(2,196,489)	(1,475,017)	(2,730,377)
Net cash flow used in investing activities	(3,639,797)	(3,446,853)	(2,574,223)

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, for the years ended December 31,	2012	2011	2010
FINANCING ACTIVITIES			
Proceeds from the issuance of:			
Long-term debt	3,478,361	2,990,881	3,870,694
Mandatorily redeemable preferred membership units of subsidiary	51,000	-	-
Treasury stock	62,886	46,185	51,163
Retirement of long-term debt	(3,130,233)	(2,437,372)	(4,178,127)
Repurchase of common stock	-	(234,632)	(878,576)
Redemption of subsidiary common and preferred stock	-	(30,308)	-
Changes in credit borrowings and commercial paper - net	687,675	(6,501)	(8,512)
Dividends paid:			
Common stock	(589,209)	(589,605)	(603,854)
Preferred stock	(22,329)	(20,933)	(20,063)
Net cash flow provided by (used in) financing activities	538,151	(282,285)	(1,767,275)
Effect of exchange rates on cash and cash equivalents	(508)	287	338
Net decrease in cash and cash equivalents	(161,869)	(600,034)	(415,079)
Cash and cash equivalents at beginning of period	694,438	1,294,472	1,709,551
Cash and cash equivalents at end of period	$ 532,569	$ 694,438	$ 1,294,472
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid (received) during the period for:			
Interest - net of amount capitalized	$ 546,125	$ 532,271	$ 534,004
Income taxes	$ 49,214	$ (2,042)	$ 32,144

See Notes to Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Entergy Corporation and its subsidiaries. As required by generally accepted accounting principles in the United States of America, all intercompany transactions have been eliminated in the consolidated financial statements. The utility operating companies and many other Entergy subsidiaries maintain accounts in accordance with FERC and other regulatory guidelines. Certain previously-reported amounts have been reclassified to conform to current classifications, with no effect on net income or common shareholders' (or members') equity.

Use of Estimates in the Preparation of Financial Statements

In conformity with generally accepted accounting principles in the United States of America, the preparation of Entergy Corporation's consolidated financial statements and the separate financial statements of the Registrant Subsidiaries requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenues and Fuel Costs

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas generate, transmit, and distribute electric power primarily to retail customers in Arkansas, Louisiana, Louisiana, Mississippi, and Texas, respectively. Entergy Gulf States Louisiana also distributes natural gas to retail customers in and around Baton Rouge, Louisiana. Entergy New Orleans sells both electric power and natural gas to retail customers in the City of New Orleans, except for Algiers, where Entergy Louisiana is the electric power supplier. The Entergy Wholesale Commodities segment derives almost all of its revenue from sales of electric power generated by plants owned by subsidiaries in that segment.

Entergy recognizes revenue from electric power and natural gas sales when power or gas is delivered to customers. To the extent that deliveries have occurred but a bill has not been issued, Entergy's Utility operating companies accrue an estimate of the revenues for energy delivered since the latest billings. The Utility operating companies calculate the estimate based upon several factors including billings through the last billing cycle in a month, actual generation in the month, historical line loss factors, and prices in effect in Entergy's Utility operating companies' various jurisdictions. Changes are made to the inputs in the estimate as needed to reflect changes in billing practices. Each month the estimated unbilled revenue amounts are recorded as revenue and unbilled accounts receivable, and the prior month's estimate is reversed. Therefore, changes in price and volume differences resulting from factors such as weather affect the calculation of unbilled revenues from one period to the next, and may result in variability in reported revenues from one period to the next as prior estimates are reversed and new estimates recorded.

Entergy records revenue from sales under rates implemented subject to refund less estimated amounts accrued for probable refunds when Entergy believes it is probable that revenues will be refunded to customers based upon the status of the rate proceeding as of the date the financial statements are prepared.

Entergy's Utility operating companies' rate schedules include either fuel adjustment clauses or fixed fuel factors, which allow either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Where the fuel component of revenues is billed based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing. System Energy's operating revenues are intended to recover from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans operating expenses and capital costs attributable to Grand Gulf. The capital costs are computed by allowing a return on System Energy's common equity funds allocable to its net investment in Grand Gulf, plus System Energy's effective interest cost for its debt allocable to its investment in Grand Gulf.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost. Depreciation is computed on the straight-line basis at rates based on the applicable estimated service lives of the various classes of property. For the Registrant Subsidiaries, the original cost of plant retired or removed, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of the Registrant Subsidiaries' plant is subject to mortgage liens.

Electric plant includes the portions of Grand Gulf and Waterford 3 that have been sold and leased back. For financial reporting purposes, these sale and leaseback arrangements are reflected as financing transactions.

Net property, plant, and equipment for Entergy (including property under capital lease and associated accumulated amortization) by business segment and functional category, as of December 31, 2012 and 2011, is shown below (in millions):

2012	Entergy	Utility	Entergy Wholesale Commodities	Parent & Other
Production:				
Nuclear	$ 9,588	$ 6,624	$2,964	$–
Other	2,878	2,493	385	–
Transmission	3,654	3,619	35	–
Distribution	6,561	6,561	–	–
Other	1,654	1,416	235	3
Construction work in progress	1,366	973	392	1
Nuclear fuel	1,598	907	691	–
Property, plant, and equipment - net	**$27,299**	**$22,593**	**$4,702**	**$4**

2011	Entergy	Utility	Entergy Wholesale Commodities	Parent & Other
Production:				
Nuclear	$ 8,635	$ 5,441	$3,194	$–
Other	2,431	2,032	399	–
Transmission	3,344	3,309	35	–
Distribution	6,157	6,157	–	–
Other	1,716	1,463	250	3
Construction work in progress	1,780	1,420	359	1
Nuclear fuel	1,546	802	744	–
Property, plant, and equipment - net	**$25,609**	**$20,624**	**$4,981**	**$4**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Depreciation rates on average depreciable property for Entergy approximated 2.5% in 2012, 2.6% in 2011, and 2.6% in 2010. Included in these rates are the depreciation rates on average depreciable Utility property of 2.4% in 2012, 2.5% in 2011, and 2.5% 2010, and the depreciation rates on average depreciable Entergy Wholesale Commodities property of 3.5% in 2012, 3.9% in 2011, and 3.7% in 2010.

Entergy amortizes nuclear fuel using a units-of-production method. Nuclear fuel amortization is included in fuel expense in the income statements.

"Non-utility property - at cost (less accumulated depreciation)" for Entergy is reported net of accumulated depreciation of $230.4 million and $214.3 million as of December 31, 2012 and 2011, respectively.

Construction expenditures included in accounts payable is $267 million and $171 million at December 31, 2012 and 2011, respectively.

Jointly-Owned Generating Stations

Certain Entergy subsidiaries jointly own electric generating facilities with affiliates or third parties. The investments and expenses associated with these generating stations are recorded by the Entergy subsidiaries to the extent of their respective undivided ownership interests. As of December 31, 2012, the subsidiaries' investment and accumulated depreciation in each of these generating stations were as follows (dollars in millions):

Generating Stations	Fuel Type	Total Megawatt Capability[1]	Ownership	Investment	Accumulated Depreciation
Utility Business:					
Entergy Arkansas -					
Independence					
Unit 1	Coal	836	31.50%	$ 128	$ 86
Common Facilities	Coal		15.75%	$ 33	$ 22
White Bluff					
Units 1 and 2	Coal	1,659	57.00%	$ 498	$ 319
Ouachita[2]					
Common Facilities	Gas		66.67%	$ 169	$ 142
Entergy Gulf States Louisiana -					
Roy S. Nelson					
Unit 6	Coal	540	40.25%	$ 250	$ 170
Roy S. Nelson					
Unit 6					
Common Facilities	Coal		15.92%	$ 9	$ 3
Big Cajun 2					
Unit 3	Coal	588	24.15%	$ 142	$ 99
Ouachita[2]					
Common Facilities	Gas		33.33%	$ 87	$ 73
Entergy Louisiana -					
Acadia					
Common Facilities	Gas		50.00%	$ 8	$ –
Entergy Mississippi -					
Independence					
Units 1 and 2 and Common Facilities	Coal	1,678	25.00%	$ 250	$ 140
Entergy Texas -					
Roy S. Nelson					
Unit 6	Coal	540	29.75%	$ 180	$ 113
Roy S. Nelson					
Unit 6					
Common Facilities	Coal		11.77%	$ 6	$ 2
Big Cajun 2					
Unit 3	Coal	588	17.85%	$ 107	$ 68
System Energy -					
Grand Gulf					
Unit 1	Nuclear	1,430[4]	90.00%[3]	$4,557	$2,569

Generating Stations	Fuel Type	Total Megawatt Capability[1]	Ownership	Investment	Accumulated Depreciation
Entergy Wholesale Commodities:					
Independence					
Unit 2	Coal	842	14.37%	$ 69	$ 43
Independence					
Common Facilities	Coal		7.18%	$ 16	$ 9
Roy S. Nelson					
Unit 6	Coal	540	10.9%	$ 104	$ 54
Roy S. Nelson					
Unit 6					
Common Facilities	Coal		4.31%	$ 2	$ 1

(1) "Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

(2) Ouachita Units 1 and 2 are owned 100% by Entergy Arkansas and Ouachita Unit 3 is owned 100% by Entergy Gulf States Louisiana. The investment and accumulated depreciation numbers above are only for the common facilities and not for the generating units.

(3) Includes a leasehold interest held by System Energy. System Energy's Grand Gulf lease obligations are discussed in Note 10 to the financial statements.

(4) Includes estimate, pending further testing, of the rerate for recovered performance (approximately 55 MW) and uprate (approximately 178 MW) completed in 2012.

Nuclear Refueling Outage Costs

Nuclear refueling outage costs are deferred during the outage and amortized over the estimated period to the next outage because these refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction by the Registrant Subsidiaries. AFUDC increases both the plant balance and earnings and is realized in cash through depreciation provisions included in the rates charged to customers.

Income Taxes

Entergy Corporation and the majority of its subsidiaries file a United States consolidated federal income tax return. Each tax-paying entity records income taxes as if it were a separate taxpayer and consolidating adjustments are allocated to the tax filing entities in accordance with Entergy's intercompany income tax allocation agreement. Deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carryforward.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, in accordance with ratemaking treatment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Earnings per Share

The following table presents Entergy's basic and diluted earnings per share calculation included on the consolidated statements of income (in millions, except per share data):

For the Years Ended December 31,	2012		2011		2010	
		$/share		$/share		$/share
Net income attributable to Entergy Corporation	$846.7	–	$1,346.4	–	$1,250.2	–
Basic earnings per average common share	177.3	$4.77	177.4	$7.59	186.0	$6.72
Average dilutive effect of:						
Stock options	0.3	(0.01)	1.0	(0.04)	1.8	(0.06)
Other equity plans	0.1	–	–	–	–	–
Diluted earnings per average common shares	177.7	$4.76	178.4	$7.55	187.8	$6.66

The calculation of diluted earnings per share excluded 7,164,319 options outstanding at December 31, 2012, 5,712,604 options outstanding at December 31, 2011, and 5,380,262 options outstanding at December 31, 2010 that could potentially dilute basic earnings per share in the future. Those options were not included in the calculation of diluted earnings per share because the exercise price of those options exceeded the average market price for the year.

Stock-Based Compensation Plans

Entergy grants stock options, restricted stock, performance units, and restricted liability awards to key employees of the Entergy subsidiaries under its Equity Ownership Plans, which are shareholder-approved stock-based compensation plans. These plans are described more fully in Note 12 to the financial statements. The cost of the stock-based compensation is charged to income over the vesting period. Awards under Entergy's plans generally vest over three years.

Accounting for the Effects of Regulation

Entergy's Utility operating companies and System Energy are rate-regulated enterprises whose rates meet three criteria specified in accounting standards. The Utility operating companies and System Energy have rates that (i) are approved by a body (its regulator) empowered to set rates that bind customers; (ii) are cost-based; and (iii) can be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers. Because the Utility operating companies and System Energy meet these criteria, each of them capitalizes costs that would otherwise be charged to expense if the rate actions of its regulator make it probable that those costs will be recovered in future revenue. Such capitalized costs are reflected as regulatory assets in the accompanying financial statements. When an enterprise concludes that recovery of a regulatory asset is no longer probable, the regulatory asset must be removed from the entity's balance sheet.

An enterprise that ceases to meet the three criteria for all or part of its operations should report that event in its financial statements. In general, the enterprise no longer meeting the criteria should eliminate from its balance sheet all regulatory assets and liabilities related to the applicable operations. Additionally, if it is determined that a regulated enterprise is no longer recovering all of its costs, it is possible that an impairment may exist that could require further write-offs of plant assets.

Entergy Gulf States Louisiana does not apply regulatory accounting standards to the Louisiana retail deregulated portion of River Bend, the 30% interest in River Bend formerly owned by Cajun, and its steam business, where specific recovery is not provided for in tariff rates. The Louisiana retail deregulated portion of River Bend is operated under a deregulated asset plan representing a portion (approximately 15%) of River Bend plant costs, generation, revenues, and expenses established under a 1992 LPSC order. The plan allows Entergy Gulf States Louisiana to sell the electricity from the deregulated assets to Louisiana retail customers at 4.6 cents per kWh or off-system at higher prices, with certain provisions for sharing incremental revenue above 4.6 cents per kWh between ratepayers and shareholders.

Cash and Cash Equivalents

Entergy considers all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at date of purchase to be cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects Entergy's best estimate of losses on the accounts receivable balances. The allowance is based on accounts receivable agings, historical experience, and other currently available evidence. Utility operating company customer accounts receivable are written off consistent with approved regulatory requirements.

Investments

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the portion of River Bend that is not rate-regulated, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 2, Vermont Yankee, and Palisades do not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of equity unless the unrealized loss is other than temporary and therefore recorded in earnings. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment is based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. See Note 17 to the financial statements for details on the decommissioning trust funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Equity Method Investments

Entergy owns investments that are accounted for under the equity method of accounting because Entergy's ownership level results in significant influence, but not control, over the investee and its operations. Entergy records its share of earnings or losses of the investee based on the change during the period in the estimated liquidation value of the investment, assuming that the investee's assets were to be liquidated at book value. In accordance with this method, earnings are allocated to owners or members based on what each partner would receive from its capital account if, hypothetically, liquidation were to occur at the balance sheet date and amounts distributed were based on recorded book values. Entergy discontinues the recognition of losses on equity investments when its share of losses equals or exceeds its carrying amount for an investee plus any advances made or commitments to provide additional financial support. See Note 14 to the financial statements for additional information regarding Entergy's equity method investments.

Derivative Financial Instruments and Commodity Derivatives

The accounting standards for derivative instruments and hedging activities require that all derivatives be recognized at fair value on the balance sheet, either as assets or liabilities, unless they meet various exceptions including the normal purchase, normal sales criteria. The changes in the fair value of recognized derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

Contracts for commodities that will be physically delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, meet the normal purchase, normal sales criteria and are not recognized on the balance sheet. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

For other contracts for commodities in which Entergy is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transactions that qualify as cash flow hedges, the changes in the fair value of such derivative instruments are reported in other comprehensive income. To qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be documented to include the risk management objective and strategy and, at inception and on an ongoing basis, the effectiveness of the hedge in offsetting the changes in the cash flows of the item being hedged. Gains or losses accumulated in other comprehensive income are reclassified to earnings in the periods when the underlying transactions actually occur. The ineffective portions of all hedges are recognized in current-period earnings.

Entergy has determined that contracts to purchase uranium do not meet the definition of a derivative under the accounting standards for derivative instruments because they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and Entergy begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with Entergy's other derivative instruments.

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not accrue to the benefit or detriment of stockholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. See Note 16 to the financial statements for further discussion of fair value.

Impairment of Long-Lived Assets

Entergy periodically reviews long-lived assets held in all of its business segments whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the undiscounted net cash flows expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets.

Two nuclear power plants in the Entergy Wholesale Commodities business segment (Indian Point 2 and Indian Point 3) have applications pending for renewed NRC licenses. Various parties have expressed opposition to renewal of the licenses. Under federal law, nuclear power plants may continue to operate beyond their license expiration dates while their renewal applications are pending NRC approval. If the NRC does not renew the operating license for any of these plants, the plant's operating life could be shortened, reducing its projected net cash flows and impairing its value as an asset.

In March 2011 the NRC renewed Vermont Yankee's operating license for an additional 20 years. The renewed operating license expires in March 2032. In May 2011 the Vermont Department of Public Service and the New England Coalition petitioned the United States Court of Appeals for the D.C. Circuit seeking judicial review of the NRC's issuance of the renewed operating license, alleging that the license had been issued without a valid and effective water quality certification under Section 401 of the Clean Water Act. Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, Inc. intervened in the proceeding. In June 2012 the Court of Appeals denied the appeal on the ground that the petitioners had failed to exhaust their administrative remedies before the NRC. The time for seeking further judicial review of the NRC's issuance of Vermont Yankee's renewed operating license has expired.

Vermont Yankee also is operating under a Certificate of Public Good from the State of Vermont that was scheduled to expire in March 2012 but has an application pending before the Vermont Public Service Board (VPSB) for a new Certificate of Public Good for operation until March 2032. In April 2011, Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, the owner and operator respectively of Vermont Yankee, filed suit in the United States District Court for the District of Vermont. The suit challenged certain conditions imposed by Vermont upon Vermont Yankee's continued operation and storage of spent nuclear fuel, including the requirement to obtain not only a new Certificate of Public Good, but also approval by Vermont's General Assembly. In January 2012 the court entered judgment in Entergy's favor and specifically:

- Declared that Vermont's laws requiring Vermont Yankee to cease operation in March 2012 and prohibiting the storage of spent nuclear fuel from operation after that date, absent approval by the General Assembly, were based on radiological safety concerns and are preempted by the Atomic Energy Act;
- Permanently enjoined Vermont from enforcing these preempted requirements of the state's laws; and
- Permanently enjoined Vermont under the Commerce Clause of the United States Constitution from conditioning the issuance of a new Certificate of Public Good upon the existence of a below wholesale market power sale agreement with Vermont utilities or Vermont Yankee's selling power to Vermont utilities at rates below those available to wholesale customers in other states.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

In February 2012 the Vermont defendants appealed the decision to the United States Court of Appeals for the Second Circuit. Vermont Yankee cross-appealed on two grounds: (1) the Federal Power Act alternatively preempts conditioning the issuance of a new Certificate of Public Good upon the existence of a below wholesale market power sale agreement with Vermont utilities or Vermont Yankee's selling power to Vermont utilities at rates below those available to wholesale customers in other states (an issue the District Court found unnecessary to decide in light of its ruling under the Commerce Clause); and (2) a request to make permanent the injunction pending appeal that the District Court entered on March 19, 2012 which prohibits Vermont from enforcing a statutory provision to compel Vermont Yankee to shut down because the cumulative total amount of spent fuel stored at the site exceeds the amount derived from the operation of the facility up to, but not beyond, March 21, 2012 (a provision the enforcement of which the January 2012 decision had not enjoined). The appeal and cross-appeal remain pending.

In January 2012, Entergy filed a motion requesting that the VPSB grant, based on the existing record in its proceeding, Vermont Yankee's pending application for a new Certificate of Public Good. Entergy subsequently filed another motion asking the VPSB to declare that title 3, section 814(b) of the Vermont statutes (3 V.S.A. § 814(b)) authorized Vermont Yankee to operate while the Certificate of Public Good proceeding was pending because Entergy had timely filed a petition for a new Certificate of Public Good that had not yet been decided. In March 2012, the VPSB issued orders denying Entergy's motion with respect to 3 V.S.A. § 814(b) but stating that the order did not require Vermont Yankee to cease operations, denying Entergy's motion to issue a new Certificate of Public Good based on the existing record, determining to open a new docket and to create a new record to decide Vermont Yankee's request for a new Certificate of Public Good (without prejudice to any rights that Entergy might have under 3 V.S.A. § 814(b)), and directing Entergy to file an amended Certificate of Public Good petition that identified the specific approvals it was seeking in light of the district court's decision. In April 2012, Entergy filed its amended Certificate of Public Good petition and in June 2012 filed its initial testimony in support of that petition. The VPSB's current schedule provides for hearings and briefs to be filed through August 2013, but no date for a decision by the VPSB.

In May 2012, Entergy filed a motion asking the VPSB to amend the 2002 and 2006 VPSB orders respectively approving Entergy's acquisition of Vermont Yankee and Vermont Yankee's construction of a spent nuclear fuel storage facility. These orders contained conditions respectively precluding the operation of Vermont Yankee after March 21, 2012 absent issuance of a new or renewed certificate of public good and limiting the amount of spent nuclear fuel stored at the site, in each case without explicitly addressing whether those conditions were subject to 3 V.S.A. § 814(b). In its March 2012 order the VPSB had found 3 V.S.A. § 814(b) did not apply to the conditions in those orders even though it did apply to the certificates of public good issued by the orders. In November 2012 the VPSB denied Entergy's motion to amend the 2002 and 2006 VPSB orders. In December 2012 the Conservation Law Foundation filed a complaint in the Vermont Supreme Court, based on the VPSB's November order, which sought an order shutting down Vermont Yankee while its Certificate of Public Good application is pending. Entergy moved to dismiss that complaint on the basis, among other grounds, that 3 V.S.A. § 814(b) allows Vermont Yankee to operate while its Certificate of Public Good application is being decided. The Vermont Supreme Court heard oral argument on the motion in January 2013. Also in January 2013, the VPSB issued an order closing the old Certificate of Public Good docket (the one superseded by Entergy's April 2012 amended petition) in which the VPSB's March 2012 and November 2012 orders had been issued, making an appeal from those orders ripe. Entergy immediately filed a notice appealing those VPSB orders to the Vermont Supreme Court. Entergy expects to file its appeal brief in March 2013.

In September 2012, Entergy filed a petition asking the VPSB to issue a Certificate of Public Good allowing construction at Vermont Yankee for a diesel generator to provide power in the event of a station blackout. Vermont Yankee currently can obtain such power from the Vernon Dam. Due to changes instituted by ISO-New England, Vermont Yankee will no longer be able to rely upon the Vernon Dam in the event of a station blackout after August 31, 2013 and therefore plans to install a new diesel generator as a replacement power source. The VPSB requested and received comments on Entergy's September 2012 petition and its relationship to Entergy's other petition for a Certificate of Public Good. In December 2012 the VPSB issued an order opening an investigation into Vermont Yankee's Certificate of Public Good diesel generator application. In February 2013 the VPSB issued a notice allowing comments to be filed by March 15, 2013, but not otherwise establishing a schedule for completing that investigation.

IMPAIRMENT

Because of the uncertainty regarding the continued operation of Vermont Yankee, Entergy has tested the recoverability of the plant and related assets each quarter since the first quarter 2010. The determination of recoverability is based on the probability-weighted undiscounted net cash flows expected to be generated by the plant and related assets. Projected net cash flows primarily depend on the status of the pending legal and state regulatory matters, as well as projections of future revenues and expenses over the remaining life of the plant. Prior to the first quarter 2012, the probability-weighted undiscounted net cash flows exceeded the carrying value of the Vermont Yankee plant and related assets. The decline, however, in the overall energy market and the projected forward prices of power as of March 31, 2012, which are significant inputs in the determination of net cash flows, resulted in the probability-weighted undiscounted future cash flows being less than the asset group's carrying value. Entergy performed a fair value analysis based on the income approach, a discounted cash flow method, to determine the amount of impairment. The estimated fair value of the plant and related assets at March 31, 2012 was $162.0 million, while the carrying value was $517.5 million. Therefore, the assets were written down to their fair value and an impairment charge of $355.5 million ($223.5 million after-tax) was recognized. The impairment charge is recorded as a separate line item in Entergy's consolidated statement of income for 2012, and is included within the results of the Entergy Wholesale Commodities segment.

The estimate of fair value was based on the price that Entergy would expect to receive in a hypothetical sale of the Vermont Yankee plant and related assets to a market participant on March 31, 2012. In order to determine this price, Entergy used significant observable inputs, including quoted forward power and gas prices, where available. Significant unobservable inputs, such as projected long-term pre-tax operating margins (cash basis), and estimated weighted average costs of capital were also used in the estimation of fair value. In addition, Entergy made certain assumptions regarding future tax deductions associated with the plant and related assets. Based on the use of significant unobservable inputs, the fair value measurement for the entirety of the asset group, and for each type of asset within the asset group, is classified as Level 3 in the fair value hierarchy discussed in Note 16 to the financial statements.

The following table sets forth a description of significant unobservable inputs used in the valuation of the Vermont Yankee plant and related assets as of March 31, 2012:

Significant Unobservable Inputs	Range	Weighted Average
Weighted average cost of capital	7.5% - 8.0%	7.8%
Long-term pre-tax operating margin (cash basis)	6.1% - 7.8%	7.2%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Entergy's Accounting Policy group, which reports to the Chief Accounting Officer, was primarily responsible for determining the valuation of the Vermont Yankee plant and related assets, in consultation with external advisors. Accounting Policy obtained and reviewed information from other Entergy departments with expertise on the various inputs and assumptions that were necessary to calculate the fair value of the asset group.

River Bend AFUDC

The River Bend AFUDC gross-up is a regulatory asset that represents the incremental difference imputed by the LPSC between the AFUDC actually recorded by Entergy Gulf States Louisiana on a net-of-tax basis during the construction of River Bend and what the AFUDC would have been on a pre-tax basis. The imputed amount was only calculated on that portion of River Bend that the LPSC allowed in rate base and is being amortized through August 2025.

Reacquired Debt

The premiums and costs associated with reacquired debt of Entergy's Utility operating companies and System Energy (except that portion allocable to the deregulated operations of Entergy Gulf States Louisiana) are included in regulatory assets and are being amortized over the life of the related new issuances, or over the life of the original debt issuance if the debt is not refinanced, in accordance with ratemaking treatment.

Taxes Imposed on Revenue-Producing Transactions

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. Entergy presents these taxes on a net basis, excluding them from revenues, unless required to report them differently by a regulatory authority.

Presentation of Preferred Stock without Sinking Fund

Accounting standards regarding non-controlling interests and the classification and measurement of redeemable securities require the classification of preferred securities between liabilities and shareholders' equity on the balance sheet if the holders of those securities have protective rights that allow them to gain control of the board of directors in certain circumstances. These rights would have the effect of giving the holders the ability to potentially redeem their securities, even if the likelihood of occurrence of these circumstances is considered remote. The Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans articles of incorporation provide, generally, that the holders of each company's preferred securities may elect a majority of the respective company's board of directors if dividends are not paid for a year, until such time as the dividends in arrears are paid. Therefore, Entergy Arkansas, Entergy Mississippi, and Entergy New Orleans present their preferred securities outstanding between liabilities and shareholders' equity on the balance sheet. Entergy Gulf States Louisiana and Entergy Louisiana, both organized as limited liability companies, have outstanding preferred securities with similar protective rights with respect to unpaid dividends, but provide for the election of board members that would not constitute a majority of the board; and their preferred securities are therefore classified for all periods presented as a component of members' equity.

The outstanding preferred securities of Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Asset Management (whose preferred holders also had protective rights until the securities were repurchased in December 2011), are similarly presented between liabilities and equity on Entergy's consolidated balance sheets and the outstanding preferred securities of Entergy Gulf States Louisiana and Entergy Louisiana are presented within total equity in Entergy's consolidated balance sheets. The preferred dividends or distributions paid by all subsidiaries are reflected for all periods presented outside of consolidated net income.

New Accounting Pronouncements

The accounting standard-setting process, including projects between the FASB and the International Accounting Standards Board (IASB) to converge U.S. GAAP and International Financial Reporting Standards, is ongoing and the FASB and the IASB are each currently working on several projects that have not yet resulted in final pronouncements. Final pronouncements that result from these projects could have a material effect on Entergy's future net income, financial position, or cash flows.

NOTE 2. RATE AND REGULATORY MATTERS

Regulatory Assets

OTHER REGULATORY ASSETS

Regulatory assets represent probable future revenues associated with costs that are expected to be recovered from customers through the regulatory ratemaking process affecting the Utility business. In addition to the regulatory assets that are specifically disclosed on the face of the balance sheets, the tables below provide detail of "Other regulatory assets" that are included on Entergy's balance sheets as of December 31, 2012 and 2011 (in millions):

	2012	2011
Asset retirement obligation - recovery dependent upon timing of decommissioning (Note 9)[b]	$ 422.6	$ 395.9
Deferred capacity - (Note 2 - **Retail Rate Proceedings - Filings with the LPSC**)	6.8	–
Grand Gulf fuel - non-current and power management rider - recovered through rate riders when rates are redetermined periodically (Note 2 - **Fuel and purchased power cost recovery**)	35.1	12.4
New nuclear generation development costs (Note 2)	56.8	56.8
Gas hedging costs - recovered through fuel rates	8.3	30.3
Pension & postretirement costs (Note 11 - **Qualified Pension Plans, Other Postretirement Benefits, and Non-Qualified Pension Plans**)[b]	2,866.3	2,542.0
Postretirement benefits - recovered through 2012 (Note 11 - **Other Postretirement Benefits**)[b]	–	2.4
Provision for storm damages, including hurricane costs - recovered through securitization, insurance proceeds, and retail rates (Note 2 - **Hurricane Isacc and Storm Cost Recovery Filings with Retail Regulators**)	970.8	996.4
Removal costs - recovered through depreciation rates (Note 9)[b]	155.7	81.2
River Bend AFUDC - recovered through August 2025 (Note 1 - **River Bend AFUDC**)	22.4	24.3
Spindletop gas storage facility - recovered through December 2032[a]	29.4	31.0
Transition to competition costs - recovered over a 15-year period through February 2021	82.1	89.2
Little Gypsy cost - recovered through securitiazation (Note 5 - **Entergy Louisiana Securitization Bonds - Little Gypsy**)	177.6	198.4
Incremental ice storm costs - recovered through 2032	10.0	10.5
Michoud plant maintenance - recovered over a 7-year period through September 2018	11.0	12.9
Unamortized loss on reacquired debt - recovered over term of debt	95.9	108.8
Other	75.1	44.4
Total	$5,025.9	$4,636.9

(a) The jurisdictional split order assigned the regulatory asset to Entergy Texas. The regulatory asset, however, is being recovered and amortized at Entergy Gulf States Louisiana. As a result, a billing occurs monthly over the same term as the recovery and receipts will be submitted to Entergy Texas. Entergy Texas has recorded a receivable from Entergy Gulf States Louisiana and Entergy Gulf States Louisiana has recorded a corresponding payable.

(b) Does not earn a return on investment, but is offset by related liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Hurricane Isaac

In August 2012, Hurricane Isaac caused extensive damage to portions of Entergy's service area in Louisiana, and to a lesser extent in Mississippi and Arkansas. The storm resulted in widespread power outages, significant damage primarily to distribution infrastructure, and the loss of sales during the power outages. Total restoration costs for the repair or replacement of Entergy's electric facilities in areas with damage from Hurricane Isaac are currently estimated to be approximately $370 million, including approximate amounts of $7 million at Entergy Arkansas, $70 million at Entergy Gulf States Louisiana, $220 million at Entergy Louisiana, $22 million at Entergy Mississippi, and $48 million at Entergy New Orleans.

The Utility operating companies are considering all reasonable avenues to recover storm-related costs from Hurricane Isaac, including, but not limited to, accessing funded storm reserves; securitization or other alternative financing; and traditional retail recovery on an interim and permanent basis. Each Utility operating company is responsible for its restoration cost obligations and for recovering or financing its storm-related costs. In November 2012, Entergy New Orleans drew $10 million from its funded storm reserves. In January 2013, Entergy Gulf States Louisiana and Entergy Louisiana drew $65 million and $187 million, respectively, from their funded storm reserves. Storm cost recovery or financing may be subject to review by applicable regulatory authorities.

Entergy recorded accruals for the estimated costs incurred that were necessary to return customers to service. Entergy recorded corresponding regulatory assets of approximately $120 million and construction work in progress of approximately $250 million. Entergy recorded the regulatory assets in accordance with its accounting policies and based on the historic treatment of such costs in its service area because management believes that recovery through some form of regulatory mechanism is probable. Because Entergy has not gone through the regulatory process regarding these storm costs, however, there is an element of risk, and Entergy is unable to predict with certainty the degree of success it may have in its recovery initiatives, the amount of restoration costs that it may ultimately recover, or the timing of such recovery.

Correction of Regulatory Asset for Income Taxes

In the first quarter 2012, Entergy Gulf States Louisiana determined that its regulatory asset for income taxes was overstated because of a difference between the regulatory treatment of the income taxes associated with certain items (primarily pension expense) and the financial accounting treatment of those taxes. Beginning with Louisiana retail rate filings using the 1994 test year, retail rates were developed using the normalization method of accounting for income taxes. With respect to these items, however, the financial accounting for income taxes was computed using the flow-through method of accounting. As a result, over the years Entergy Gulf States Louisiana accumulated a regulatory asset representing the expected future recovery of tax expense for the affected items even though the tax expense was being collected currently in rates from customers and would not be recovered in the future.

The effect was immaterial to the consolidated balance sheets, results of operations, and cash flows of Entergy for all prior reporting periods and on a cumulative basis. Therefore, a cumulative adjustment was recorded in the first quarter 2012 to remove the regulatory asset previously recorded. This adjustment increased 2012 income tax expense by $46.3 million, decreased the regulatory asset for income taxes by $75.3 million, and decreased accumulated deferred income taxes by $29 million.

Fuel and Purchased Power Cost Recovery

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas are allowed to recover fuel and purchased power costs through fuel mechanisms included in electric and gas rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and the current fuel and purchased power costs is generally recorded as "Deferred fuel costs" on the Utility operating companies' financial statements. The table below shows the amount of deferred fuel costs as of December 31, 2012 and 2011 that Entergy expects to recover (or return to customers) through fuel mechanisms, subject to subsequent regulatory review (in millions):

	2012	2011
Entergy Arkansas	$ 97.3	$209.8
Entergy Gulf States Louisiana[a]	$ 99.2	$ 2.9
Entergy Louisiana[a]	$ 94.6	$ 1.5
Entergy Mississippi	$ 26.5	$(15.8)
Entergy New Orleans[a]	$ 1.9	$ (7.5)
Entergy Texas	$(93.3)	$(64.7)

(a) 2012 and 2011 include $100.1 million for Entergy Gulf States Louisiana, $68 million for Entergy Louisiana, and $4.1 million for Entergy New Orleans of fuel, purchased power, and capacity costs, which do not currently earn a return on investment and whose recovery periods are indeterminate but are expected to be over a period greater than twelve months.

Entergy Arkansas

Production Cost Allocation Rider

The APSC approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas as a result of the System Agreement proceedings, which are discussed in the "System Agreement Cost Equalization Proceedings" section below. These costs cause an increase in Entergy Arkansas's deferred fuel cost balance because Entergy Arkansas pays the costs over seven months but collects them from customers over twelve months.

Energy Cost Recovery Rider

Entergy Arkansas's retail rates include an energy cost recovery rider to recover fuel and purchased energy costs in monthly bills. The rider utilizes prior calendar year energy costs and projected energy sales for the twelve-month period commencing on April 1 of each year to develop an energy cost rate, which is redetermined annually and includes a true-up adjustment reflecting the over-recovery or under-recovery, including carrying charges, of the energy costs for the prior calendar year. The energy cost recovery rider tariff also allows an interim rate request depending upon the level of over- or under-recovery of fuel and purchased energy costs.

In October 2005 the APSC initiated an investigation into Entergy Arkansas's interim energy cost recovery rate. The investigation focused on Entergy Arkansas's 1) gas contracting, portfolio, and hedging practices; 2) wholesale purchases during the period; 3) management of the coal inventory at its coal generation plants; and 4) response to the contractual failure of the railroads to provide coal deliveries. In March 2006, the APSC extended its investigation to cover the costs included in Entergy Arkansas's March 2006 annual energy cost rate filing, and a hearing was held in the APSC energy cost recovery investigation in October 2006.

In January 2007 the APSC issued an order in its review of the energy cost rate. The APSC found that Entergy Arkansas failed to maintain an adequate coal inventory level going into the summer of 2005 and that Entergy Arkansas should be responsible for any incremental energy costs resulting from two outages caused by employee and contractor error. The coal plant generation curtailments were caused by railroad delivery problems and Entergy Arkansas has since resolved litigation with the railroad regarding the delivery problems. The APSC staff was directed to perform an analysis with Entergy

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Arkansas's assistance to determine the additional fuel and purchased energy costs associated with these findings and file the analysis within 60 days of the order. After a final determination of the costs is made by the APSC, Entergy Arkansas would be directed to refund that amount with interest to its customers as a credit on the energy cost recovery rider. Entergy Arkansas requested rehearing of the order. In March 2007, in order to allow further consideration by the APSC, the APSC granted Entergy Arkansas's petition for rehearing and for stay of the APSC order.

In October 2008, Entergy Arkansas filed a motion to lift the stay and to rescind the APSC's January 2007 order in light of the arguments advanced in Entergy Arkansas's rehearing petition and because the value for Entergy Arkansas's customers obtained through the resolved railroad litigation is significantly greater than the incremental cost of actions identified by the APSC as imprudent. In December 2008 the APSC denied the motion to lift the stay pending resolution of Entergy Arkansas's rehearing request and the unresolved issues in the proceeding. The APSC ordered the parties to submit their unresolved issues list in the pending proceeding, which the parties did. In February 2010 the APSC denied Entergy Arkansas's request for rehearing, and held a hearing in September 2010 to determine the amount of damages, if any, that should be assessed against Entergy Arkansas. A decision is pending. Entergy Arkansas expects the amount of damages, if any, to have an immaterial effect on its results of operations, financial position, or cash flows.

The APSC also established a separate docket to consider the resolved railroad litigation, and in February 2010 it established a procedural schedule that concluded with testimony through September 2010. Testimony has been filed, and the APSC will decide the case based on the record in the proceeding, including the prefiled testimony.

Entergy Gulf States Louisiana and Entergy Louisiana

Entergy Gulf States Louisiana and Entergy Louisiana recover electric fuel and purchased power costs for the billing month based upon the level of such costs incurred two months prior to the billing month. Entergy Gulf States Louisiana's purchased gas adjustments include estimates for the billing month adjusted by a surcharge or credit that arises from an annual reconciliation of fuel costs incurred with fuel cost revenues billed to customers, including carrying charges.

In January 2003 the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Gulf States Louisiana and its affiliates. The audit included a review of the reasonableness of charges flowed by Entergy Gulf States Louisiana through its fuel adjustment clause for the period 1995 through 2004. Entergy Gulf States Louisiana and the LPSC Staff reached a settlement to resolve the audit that requires Entergy Gulf States Louisiana to refund $18 million to customers, including the realignment to base rates of $2 million of SO2 costs. The ALJ held a stipulation hearing and in November 2011 the LPSC issued an order approving the settlement. The refund was made in the November 2011 billing cycle. Entergy Gulf States Louisiana had previously recorded provisions for the estimated outcome of this proceeding.

In December 2011 the LPSC authorized its staff to initiate another proceeding to audit the fuel adjustment clause filings of Entergy Gulf States Louisiana and its affiliates. The audit includes a review of the reasonableness of charges flowed by Entergy Gulf States Louisiana through its fuel adjustment clause for the period 2005 through 2009. Discovery is in progress, but a procedural schedule has not been established.

In April 2010 the LPSC authorized its staff to initiate an audit of Entergy Louisiana's fuel adjustment clause filings. The audit includes a review of the reasonableness of charges flowed through the fuel adjustment clause by Entergy Louisiana for the period from 2005 through 2009. The LPSC Staff issued its audit report in January 2013. The LPSC staff recommended that Entergy Louisiana refund approximately $1.9 million, plus interest, to customers and realign the recovery of approximately $1.0 million from Entergy Louisiana's fuel adjustment clause to base rates. Two parties have intervened in the proceeding. A procedural schedule has not yet been established. Entergy Louisiana has recorded provisions for the estimated outcome of this proceeding.

Entergy Mississippi

Entergy Mississippi's rate schedules include an energy cost recovery rider that, effective January 1, 2013, is adjusted annually to reflect accumulated over- or under-recoveries. Entergy Mississippi's fuel cost recoveries are subject to annual audits conducted pursuant to the authority of the MPSC.

Mississippi Attorney General Complaint

The Mississippi attorney general filed a complaint in state court in December 2008 against Entergy Corporation, Entergy Mississippi, Entergy Services, and Entergy Power alleging, among other things, violations of Mississippi statutes, fraud, and breach of good faith and fair dealing, and requesting an accounting and restitution. The complaint is wide ranging and relates to tariffs and procedures under which Entergy Mississippi purchases power not generated in Mississippi to meet electricity demand. Entergy believes the complaint is unfounded. In December 2008, the defendant Entergy companies removed the attorney general's suit to U.S. District Court in Jackson, Mississippi. The Mississippi attorney general moved to remand the matter to state court. In August 2012, the District Court issued an opinion denying the Attorney General's motion for remand, finding that the District Court has subject matter jurisdiction under the Class Action Fairness Act.

The defendant Entergy companies answered the complaint and filed a counterclaim for relief based upon the Mississippi Public Utilities Act and the Federal Power Act. In May 2009, the defendant Entergy companies filed a motion for judgment on the pleadings asserting grounds of federal preemption, the exclusive jurisdiction of the MPSC, and factual errors in the attorney general's complaint. In September 2012 the District Court heard oral argument on Entergy's motion for judgment on the pleadings. The District Court's ruling on the motion for judgment on the pleadings is pending.

Entergy New Orleans

Entergy New Orleans's electric rate schedules include a fuel adjustment tariff designed to reflect no more than targeted fuel and purchased power costs, adjusted by a surcharge or credit for deferred fuel expense arising from the monthly reconciliation of actual fuel and purchased power costs incurred with fuel cost revenues billed to customers, including carrying charges.

Entergy New Orleans's gas rate schedules include a purchased gas adjustment to reflect estimated gas costs for the billing month, adjusted by a surcharge or credit similar to that included in the electric fuel adjustment clause, including carrying charges.

Entergy Texas

Entergy Texas's rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including interest, not recovered in base rates. Semi-annual revisions of the fixed fuel factor are made in March and September based on the market price of natural gas and changes in fuel mix. The amounts collected under Entergy Texas's fixed fuel factor and any interim surcharge or refund are subject to fuel reconciliation proceedings before the PUCT.

In October 2009, Entergy Texas filed with the PUCT a request to refund approximately $71 million, including interest, of fuel cost recovery over-collections through September 2009. Pursuant to a stipulation among the various parties, the PUCT issued an order approving a refund of $87.8 million, including interest, of fuel cost recovery overcollections through October 2009. The refund was made for most customers over a three-month period beginning January 2010.

In June 2010, Entergy Texas filed with the PUCT a request to refund approximately $66 million, including interest, of fuel cost recovery over-collections through May 2010. In September 2010 the PUCT issued an order providing for a $77 million refund, including interest, for fuel cost recovery over-collections through June 2010. The refund was made for most customers over a three-month period beginning with the September 2010 billing cycle.

In December 2010, Entergy Texas filed with the PUCT a request to refund fuel cost recovery over-collections through October 2010. Pursuant to a stipulation among the parties that was approved by the PUCT in March 2011, Entergy Texas refunded over-collections through November 2010 of approximately $73 million, including interest through the refund period. The refund was made for most customers over a three-month period that began with the February 2011 billing cycle.

In December 2011, Entergy Texas filed with the PUCT a request to refund approximately $43 million, including interest, of fuel cost recovery over-collections through October 2011. Entergy Texas and the parties to the proceeding reached an agreement that Entergy Texas would refund $67 million, including interest and additional over-recoveries through December 2011, over a three-month period. Entergy Texas and the parties requested that interim rates consistent with the settlement be approved effective with the March 2012 billing month, and the PUCT approved the application in March 2012. Entergy Texas completed this refund to customers in May 2012.

In October 2012, Entergy Texas filed with the PUCT a request to refund approximately $78 million, including interest, of fuel cost recovery over-collections through September 2012. Entergy Texas requested that the refund be implemented over a six-month period effective with the January 2013 billing month. Entergy Texas and the parties to the proceeding reached an agreement that Entergy Texas would refund $84 million, including interest and additional over-recoveries through October 2012, to most customers over a three-month period beginning January 2013. The PUCT approved the stipulation in January 2013.

In July 2012, Entergy Texas filed with the PUCT an application to credit its customers approximately $37.5 million, including interest, resulting from the FERC's October 2011 order in the System Agreement rough production cost equalization proceeding which is discussed below in "System Agreement Cost Equalization Proceedings". In September 2012 the parties submitted a stipulation resolving the proceeding. The stipulation provided that most Entergy Texas customers would be credited over a four-month period beginning October 2012. The credits were initiated with the October 2012 billing month on an interim basis, and the PUCT subsequently approved the stipulation, also in October 2012.

In November 2012, Entergy Texas filed a pleading seeking a PUCT finding that special circumstances exist for limited cost recovery of capacity costs associated with two power purchase agreements until such time that these costs are included in base rates or a purchased capacity recovery rider or other recovery mechanism.

Retail Rate Proceedings

FILINGS WITH THE APSC (ENTERGY ARKANSAS)

Retail Rates

2009 Base Rate Filing

In September 2009, Entergy Arkansas filed with the APSC for a general change in rates, charges, and tariffs. In June 2010 the APSC approved a settlement and subsequent compliance tariffs that provide for a $63.7 million rate increase, effective for bills rendered for the first billing cycle of July 2010. The settlement provides for a 10.2% return on common equity.

2013 Base Rate Filing

On December 31, 2012, in accordance with the requirements of Arkansas law, Entergy Arkansas filed with the APSC notice of its intent to file an application for a general change or modification in its rates and tariffs no sooner than 60 days and no longer than 90 days from the date of its notice.

FILINGS WITH THE LPSC

Retail Rates – Electric

(Entergy Gulf States Louisiana)

In October 2009 the LPSC approved a settlement that resolved Entergy Gulf States Louisiana's 2007 test year filing and provided for a formula rate plan for the 2008, 2009, and 2010 test years. 10.65% is the target midpoint return on equity for the formula rate plan, with an earnings bandwidth of +/- 75 basis points (9.90% - 11.40%). Entergy Gulf States Louisiana, effective with the November 2009 billing cycle, reset its rates to achieve a 10.65% return on equity for the 2008 test year. The rate reset, a $44.3 million increase that includes a $36.9 million cost of service adjustment, plus $7.4 million net for increased capacity costs and a base rate reclassification, was implemented for the November 2009 billing cycle, and the rate reset was subject to refund pending review of the 2008 test year filing that was made in October 2009. In January 2010, Entergy Gulf States Louisiana implemented an additional $23.9 million rate increase pursuant to a special rate implementation filing made in December 2009, primarily for incremental capacity costs approved by the LPSC. In May 2010, Entergy Gulf States Louisiana and the LPSC staff submitted a joint report on the 2008 test year filing and requested that the LPSC accept the report, which resulted in a $0.8 million reduction in rates effective in the June 2010 billing cycle and a $0.5 million refund. At its May 19, 2010 meeting, the LPSC accepted the joint report.

In May 2010, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2009 test year. The filing reflected a 10.25% return on common equity, which is within the allowed earnings bandwidth, indicating no cost of service rate change is necessary under the formula rate plan. The filing does reflect, however, a revenue requirement increase to provide supplemental funding for the decommissioning trust maintained for the LPSC-regulated 70% share of River Bend, in response to a NRC notification of a projected shortfall of decommissioning funding assurance. The filing also reflected a rate increase for incremental capacity costs. In July 2010 the LPSC approved a $7.8 million increase in the revenue requirement for decommissioning, effective September 2010. In August 2010, Entergy Gulf States Louisiana made a revised 2009 test year filing. The revised filing reflected a 10.12% earned return on common equity, which is within the allowed earnings bandwidth resulting in no cost of service adjustment. The revised filing also reflected two increases outside of the formula rate plan sharing mechanism: (1) the previously-approved decommissioning revenue requirement, and (2) $25.2 million for capacity costs. The rates reflected in the revised filing became effective, beginning with the first billing cycle of September 2010. Entergy Gulf

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

States Louisiana and the LPSC staff subsequently submitted a joint report on the 2009 test year filing consistent with these terms and the LPSC approved the joint report in January 2011.

In May 2011, Entergy Gulf States Louisiana made a special formula rate plan rate implementation filing with the LPSC that implements effective with the May 2011 billing cycle a $5.1 million rate decrease to reflect adjustments in accordance with a previous LPSC order relating to the acquisition of Unit 2 of the Acadia Energy Center by Entergy Louisiana. As a result of the closing of the acquisition and termination of the pre-acquisition power purchase agreement with Acadia, Entergy Gulf States Louisiana's allocation of capacity related to this unit ended, resulting in a reduction in the additional capacity revenue requirement.

In May 2011, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2010 test year. The filing reflects an 11.11% earned return on common equity, which is within the allowed earnings bandwidth, indicating no cost of service rate change is necessary under the formula rate plan. The filing also reflects a $22.8 million rate decrease for incremental capacity costs. Entergy Gulf States Louisiana and the LPSC Staff subsequently filed a joint report that also stated that no cost of service rate change is necessary under the formula rate plan, and the LPSC approved it in October 2011.

In November 2011 the LPSC approved a one-year extension of Entergy Gulf States Louisiana's formula rate plan. In May 2012, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2011 test year. The filing reflected an 11.94% earned return on common equity, which is above the earnings bandwidth and would indicate a $6.5 million cost of service rate change was necessary under the formula rate plan. The filing also reflected a $22.9 million rate decrease for incremental capacity costs. Subsequently, in August 2012, Entergy Gulf States Louisiana submitted a revised filing that reflected an earned return on common equity of 11.86% indicating a $5.7 million cost of service rate decrease is necessary under the formula rate plan. The revised filing also indicates that a reduction of $20.3 million should be reflected in the incremental capacity rider. The rate reductions were implemented, subject to refund, effective for bills rendered the first billing cycle of September 2012. The September 2012 rate change reduced Entergy Gulf States Louisiana's revenues by approximately $8.7 million in 2012. Subsequently, in December 2012, Entergy Gulf States Louisiana submitted a revised evaluation report that reflects expected retail jurisdictional cost of $16.9 million for the first-year capacity charges for the purchase from Entergy Louisiana of one-third of Acadia Unit 2 capacity and energy. This rate change was implemented effective with the first billing cycle of January 2013. The 2011 test year filings remain subject to LPSC review.

In connection with its decision to extend the formula rate plan to the 2011 test year, the LPSC required that a base rate case be filed by Entergy Gulf States Louisiana, and the required filing was made on February 15, 2013. Recognizing that the final structure of Entergy Gulf States Louisiana's transmission business has not been determined, the filing presents two alternative scenarios for the LPSC to establish the appropriate level of rates for Entergy Gulf States Louisiana.

Under its primary request, Entergy Gulf States Louisiana assumes that it has completed integration into MISO and that the spin-off and merger of its transmission business with a subsidiary of ITC Holdings has occurred (the MISO/ITC Scenario). Under the MISO/ITC Scenario, Entergy Gulf States Louisiana requests:

- authorization to increase the revenue it collects from customers by approximately $28 million;
- an authorized return on common equity of 10.4%;
- authorization to increase depreciation rates embedded in the proposed revenue requirement;
- authorization to implement a transmission cost recovery rider with a forward-looking test year and an annual true-up component; and,
- authorization to implement a three-year formula rate plan with a midpoint return on common equity of 10.4%, plus or minus 75 basis points (the deadband), that would provide a means for the annual re-setting of rates (commencing with calendar year 2013 as its first test year), that would retain the primary aspects of the prior formula rate plan, including a 60% to customers/40% to Entergy Gulf States Louisiana sharing mechanism for earnings outside the deadband, and a capacity rider mechanism that would permit recovery of incremental capacity additions approved by the LPSC.

Under the alternative request contained in its filing, Entergy Gulf States Louisiana assumes that it has completed integration into MISO, but that the spin-off and merger of its transmission business with a subsidiary of ITC Holdings has not occurred (the MISO-Only Scenario). Under the MISO-Only Scenario, Entergy Gulf States Louisiana requests:

- authorization to increase the revenue it collects from customers by approximately $24 million;
- an authorized return on common equity of 10.4%;
- authorization to increase depreciation rates embedded in the proposed revenue requirement; and,
- authorization to implement a three-year formula rate plan with a midpoint return on common equity of 10.4%, plus or minus 75 basis points (the deadband), that would provide a means for the annual re-setting of rates (commencing with calendar year 2013 as its first test year), that would include a mechanism to recover incremental transmission revenue requirement on the basis of a forward-looking test year as compared to the initial base year of 2014 with an annual true-up, that would retain the primary aspects of the prior formula rate plan, including a 60% to customers/40% to Entergy Gulf States Louisiana sharing mechanism for earnings outside the deadband, and a capacity rider mechanism that would permit recovery of incremental capacity additions approved by the LPSC.

(Entergy Louisiana)

In October 2009 the LPSC approved a settlement that resolved Entergy Louisiana's 2006 and 2007 test year filings and provided for a new formula rate plan for the 2008, 2009, and 2010 test years. 10.25% is the target midpoint return on equity for the formula rate plan, with an earnings bandwidth of +/- 80 basis points (9.45% - 11.05%).

Entergy Louisiana was permitted, effective with the November 2009 billing cycle, to reset its rates to achieve a 10.25% return on equity for the 2008 test year. The rate reset, a $2.5 million increase that included a $16.3 million cost of service adjustment less a $13.8 million net reduction for decreased capacity costs and a base rate reclassification, was implemented for the November 2009 billing cycle, and the rate reset was subject to refund pending review of the 2008 test year filing that was made in October 2009. In April 2010, Entergy Louisiana and the LPSC staff submitted a joint report on the 2008 test year filing and requested that the LPSC accept the report, which resulted in a $0.1 million reduction in rates effective in the May 2010 billing cycle and a $0.1 million refund. In addition, Entergy Louisiana moved the recovery of approximately $12.5 million of capacity costs from fuel adjustment clause recovery to base rate recovery. At its April 21, 2010 meeting, the LPSC accepted the joint report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

In May 2010, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2009 test year. The filing reflected a 10.82% return on common equity, which is within the allowed earnings bandwidth, indicating no cost of service rate change is necessary under the formula rate plan. The filing does reflect, however, a revenue requirement increase to provide supplemental funding for the decommissioning trust maintained for Waterford 3, in response to a NRC notification of a projected shortfall of decommissioning funding assurance. The filing also reflected a rate change for incremental capacity costs. In July 2010 the LPSC approved a $3.5 million increase in the retail revenue requirement for decommissioning, effective September 2010. In August 2010, Entergy Louisiana made a revised 2009 test year formula rate plan filing. The revised filing reflected a 10.82% earned return on common equity, which is within the allowed earnings bandwidth resulting in no cost of service adjustment. The filing also reflected two increases outside of the formula rate plan sharing mechanism: (1) the previously-approved decommissioning revenue requirement, and (2) $2.2 million for capacity costs. The rates reflected in the revised filing became effective beginning with the first billing cycle of September 2010. Entergy Louisiana and the LPSC staff subsequently submitted a joint report on the 2009 test year filing consistent with these terms and the LPSC approved the joint report in December 2010.

In May 2011, Entergy Louisiana made a special formula rate plan rate implementation filing with the LPSC that implements effective with the May 2011 billing cycle a $43.1 million net rate increase to reflect adjustments in accordance with a previous LPSC order relating to the acquisition of Unit 2 of the Acadia Energy Center. The net rate increase represents the decrease in the additional capacity revenue requirement resulting from the termination of the power purchase agreement with Acadia and the increase in the revenue requirement resulting from the ownership of the Acadia facility. In August 2011, Entergy Louisiana made a filing to correct the May 2011 filing and decrease the rate by $1.1 million.

In May 2011, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2010 test year. The filing reflects an 11.07% earned return on common equity, which is just outside of the allowed earnings bandwidth and results in no cost of service rate change under the formula rate plan. The filing also reflects a very slight ($9 thousand) rate increase for incremental capacity costs. Entergy Louisiana and the LPSC Staff subsequently filed a joint report that reflects an 11.07% earned return and results in no cost of service rate change under the formula rate plan, and the LPSC approved the joint report in October 2011.

In November 2011 the LPSC approved a one-year extension of Entergy Louisiana's formula rate plan. In May 2012, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2011 test year. The filing reflected a 9.63% earned return on common equity, which is within the earnings bandwidth and results in no cost of service rate change under the formula rate plan. The filing also reflected an $18.1 million rate increase for incremental capacity costs. In August 2012, Entergy Louisiana submitted a revised filing that reflects an earned return on common equity of 10.38%, which is still within the earnings bandwidth, resulting in no cost of service rate change. The revised filing also indicates that an increase of $15.9 million should be reflected in the incremental capacity rider. The rate change was implemented, subject to refund, effective for bills rendered the first billing cycle of September 2012. The September 2012 rate change contributed approximately $5.3 million to Entergy Louisiana's revenues in 2012. Subsequently, in December 2012, Entergy Louisiana submitted a revised evaluation report that reflects two items: 1) a $17 million reduction for the first-year capacity charges for the purchase by Entergy Gulf States Louisiana from Entergy Louisiana of one-third of Acadia Unit 2 capacity and energy, and 2) an $88 million increase for the first-year retail revenue requirement associated with the Waterford 3 replacement steam generator project, which was in-service in December 2012. These rate changes were implemented, subject to refund, effective with the first billing cycle of January 2013. The 2011 test year filings remain subject to LPSC review. With completion of the Waterford 3 replacement steam generator project, the LPSC will undertake a prudence review in connection with a filing to be made by Entergy Louisiana on or before April 30, 2013 with regard to the following aspects of the replacement project: 1) project management; 2) cost controls; 3) success in achieving stated objectives; 4) the costs of the replacement project; and 5) the outage length and replacement power costs.

In connection with its decision to extend the formula rate plan to the 2011 test year, the LPSC required that a base rate case be filed by Entergy Louisiana, and the required filing was made on February 15, 2013. Recognizing that the final structure of Entergy Louisiana's transmission business has not been determined, the filing presents two alternative scenarios for the LPSC to establish the appropriate level of rates for Entergy Louisiana.

Under its primary request, Entergy Louisiana assumes that it has completed integration into MISO and that the spin-off and merger of its transmission business with a subsidiary of ITC Holdings has occurred (the MISO/ITC Scenario). Under the MISO/ITC Scenario, Entergy Louisiana requests:

- authorization to increase the revenue it collects from customers by approximately $169 million (which does not take into account a revenue offset of approximately $1 million resulting from a proposed increase for those customers taking service under the Qualifying Facility Standby Service);
- an authorized return on common equity of 10.4%;
- authorization to increase depreciation rates embedded in the proposed revenue requirement;
- authorization to implement a transmission cost recovery rider with a forward-looking test year and an annual true-up component; and,
- authorization to implement a three-year formula rate plan with a midpoint return on common equity of 10.4%, plus or minus 75 basis points (the deadband), that would provide a means for the annual re-setting of rates (commencing with calendar year 2013 as its first test year), that would retain the primary aspects of the prior formula rate plan, including a 60% to customers/40% to Entergy Louisiana sharing mechanism for earnings outside the deadband, and a capacity rider mechanism that would permit recovery of incremental capacity additions approved by the LPSC.

Under the alternative request contained in its filing, Entergy Louisiana assumes that it has completed integration into MISO, but that the spin-off and merger of its transmission business with a subsidiary of ITC Holdings has not occurred (the MISO-Only Scenario). Under the MISO-Only Scenario, Entergy Louisiana requests:

- authorization to increase the revenue it collects from customers by approximately $145 million (which does not take into account a revenue offset of approximately $2 million resulting from a proposed increase for those customers taking service under the Qualifying Facility Standby Service);
- an authorized return on common equity of 10.4%;
- authorization to increase depreciation rates embedded in the proposed revenue requirement; and,
- authorization to implement a three-year formula rate plan with a midpoint return on common equity of 10.4%, plus or minus 75 basis points (the deadband), that would provide a means for the annual re-setting of rates (commencing with calendar year 2013 as its first test year), that would include a mechanism to recover incremental transmission revenue requirement on the basis of a forward-looking test year as compared to the initial base year

of 2014 with an annual true-up, that would retain the primary aspects of the prior formula rate plan, including a 60% to customers/40% to Entergy Louisiana sharing mechanism for earnings outside the deadband, and a capacity rider mechanism that would permit recovery of incremental capacity additions approved by the LPSC.

Retail Rates – Gas (Entergy Gulf States Louisiana)

In January 2013, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2012. The filing showed an earned return on common equity of 11.18%, which results in a $43 thousand rate reduction. The sixty-day review and comment period for this filing remains open.

Related to the annual gas rate stabilization plan proceedings, the LPSC directed its staff to initiate an evaluation of the 10.5% allowed return on common equity for the Entergy Gulf States Louisiana gas rate stabilization plan. The LPSC directed that its staff should provide an analysis of the current return on equity and justification for any proposed changes to the return on equity. A hearing in the proceeding was held in November 2012. The ALJ issued a proposed recommendation in December 2012, finding that 9.4% is a more reasonable and appropriate rate of return on common equity. Entergy Gulf States Louisiana filed exceptions to the ALJ's recommendation and an LPSC decision is pending.

In January 2012, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2011. The filing showed an earned return on common equity of 10.48%, which is within the earnings bandwidth of 10.5%, plus or minus fifty basis points. In April 2012, the LPSC Staff filed its findings, suggesting adjustments that produced an 11.54% earned return on common equity for the test year and a $0.1 million rate reduction. Entergy Gulf States Louisiana accepted the LPSC Staff's recommendations, and the rate reduction was effective with the first billing cycle of May 2012.

In January 2011, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2010. The filing showed an earned return on common equity of 8.84% and a revenue deficiency of $0.3 million. In March 2011, the LPSC Staff filed its findings, suggesting an adjustment that produced an 11.76% earned return on common equity for the test year and a $0.2 million rate reduction. Entergy Gulf States Louisiana implemented the $0.2 million rate reduction effective with the May 2011 billing cycle. The LPSC docket is now closed.

In January 2010, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ended September 30, 2009. The filing showed an earned return on common equity of 10.87%, which is within the earnings bandwidth of 10.5% plus or minus fifty basis points, resulting in no rate change. In April 2010, Entergy Gulf States Louisiana filed a revised evaluation report reflecting changes agreed upon with the LPSC Staff. The revised evaluation report also resulted in no rate change.

FILINGS WITH THE MPSC (ENTERGY MISSISSIPPI)

Formula Rate Plan Filings

In September 2009, Entergy Mississippi filed with the MPSC proposed modifications to its formula rate plan rider. In March 2010 the MPSC issued an order: (1) providing the opportunity for a reset of Entergy Mississippi's return on common equity to a point within the formula rate plan bandwidth and eliminating the 50/50 sharing that had been in the plan, (2) modifying the performance measurement process, and (3) replacing the revenue change limit of two percent of revenues, which was subject to a $14.5 million revenue adjustment cap, with a limit of four percent of revenues, although any adjustment above two percent requires a hearing before the MPSC. The MPSC did not approve Entergy Mississippi's request to use a projected test year for its annual scheduled formula rate plan filing and, therefore, Entergy Mississippi will continue to use a historical test year for its annual evaluation reports under the plan.

In March 2010, Entergy Mississippi submitted its 2009 test year filing, its first annual filing under the new formula rate plan rider. In June 2010 the MPSC approved a joint stipulation between Entergy Mississippi and the Mississippi Public Utilities Staff that provides for no change in rates, but does provide for the deferral as a regulatory asset of $3.9 million of legal expenses associated with certain litigation involving the Mississippi Attorney General, as well as ongoing legal expenses in that litigation until the litigation is resolved.

In March 2011, Entergy Mississippi submitted its formula rate plan 2010 test year filing. The filing shows an earned return on common equity of 10.65% for the test year, which is within the earnings bandwidth and results in no change in rates. In November 2011 the MPSC approved a joint stipulation between Entergy Mississippi and the Mississippi Public Utilities Staff that provides for no change in rates.

In March 2012, Entergy Mississippi submitted its formula rate plan filing for the 2011 test year. The filing shows an earned return on common equity of 10.92% for the test year, which is within the earnings bandwidth and results in no change in rates. In February 2013 the MPSC approved a joint stipulation between Entergy Mississippi and the Mississippi Public Utilities Staff that provides for no change in rates.

FILINGS WITH THE CITY COUNCIL (ENTERGY NEW ORLEANS)

Formula Rate Plan

In April 2009 the City Council approved a new three-year formula rate plan for Entergy New Orleans, with terms including an 11.1% benchmark electric return on common equity (ROE) with a +/- 40 basis point bandwidth and a 10.75% benchmark gas ROE with a +/- 50 basis point bandwidth. Earnings outside the bandwidth reset to the midpoint benchmark ROE, with rates changing on a prospective basis depending on whether Entergy New Orleans was over- or under-earning. The formula rate plan also included a recovery mechanism for City Council-approved capacity additions, plus provisions for extraordinary cost changes and force majeure events.

In May 2010, Entergy New Orleans filed its electric and gas formula rate plan evaluation reports. The filings requested a $12.8 million electric base revenue decrease and a $2.4 million gas base revenue increase. Entergy New Orleans and the City Council's Advisors reached a settlement that resulted in an $18.0 million electric base revenue decrease and zero gas base revenue change effective with the October 2010 billing cycle. The City Council approved the settlement in November 2010.

In May 2011, Entergy New Orleans filed its electric and gas formula rate plan evaluation reports for the 2010 test year. The filings requested a $6.5 million electric rate decrease and a $1.1 million gas rate decrease. Entergy New Orleans and the City Council's Advisors reached a settlement that results in an $8.5 million incremental electric rate decrease and a $1.6 million gas rate decrease. The settlement also provides for the deferral of $13.4 million of Michoud plant maintenance expenses incurred in 2010 and the establishment of a regulatory asset that will be amortized over the period October 2011 through September 2018. The City Council approved the settlement in September 2011. The new rates were effective with the first billing cycle of October 2011.

In May 2012, Entergy New Orleans filed its electric and gas formula rate plan evaluation reports for the 2011 test year. Subsequent adjustments agreed upon with the City Council Advisors indicate a $4.9 million electric base revenue increase and a $0.05 million gas base revenue increase as necessary under the formula rate plan. As part of the original filing, Entergy New Orleans is also requesting to increase annual funding for its storm reserve by approximately $5.7 million for the next five years. On September 26, 2012, Entergy New Orleans made a filing with the City Council that implemented the $4.9 million electric formula rate plan rate increase and the $0.05 million gas formula rate plan rate increase. The new rates were effective with the first billing cycle in October 2012. The new rates have not affected the net amount of Entergy New Orleans's operating revenues. In October 2012 the City Council approved a procedural schedule to resolve disputed items that includes a hearing in April 2013. The rates implemented in October 2012 are subject to retroactive adjustments depending on the outcome of the proceeding. The City Council has not yet acted on Entergy New Orleans's request for an increase in storm reserve funding. Entergy New Orleans's formula rate plan ended with the 2011 test year and has not yet been extended. Entergy New Orleans is expected to file a full rate case 12 months prior to the anticipated completion of the Ninemile 6 generating facility.

A 2008 rate case settlement included $3.1 million per year in electric rates to fund the Energy Smart energy efficiency programs. In September 2009 the City Council approved the energy efficiency programs filed by Entergy New Orleans. The rate settlement provides an incentive for Entergy New Orleans to meet or exceed energy savings targets set by the City Council and provides a mechanism for Entergy New Orleans to recover lost contribution to fixed costs associated with the energy savings generated from the energy efficiency programs.

Filings with the PUCT and Texas Cities (Entergy Texas)

Retail Rates

2009 Rate Case

In December 2009, Entergy Texas filed a rate case requesting a $198.7 million increase reflecting an 11.5% return on common equity based on an adjusted June 2009 test year. The rate case also included a $2.8 million revenue requirement to provide supplemental funding for the decommissioning trust maintained for the 70% share of River Bend for which Entergy Texas retail customers are partially responsible, in response to an NRC notification of a projected shortfall of decommissioning funding assurance. Beginning in May 2010, Entergy Texas implemented a $17.5 million interim rate increase, subject to refund. Intervenors and PUCT Staff filed testimony recommending adjustments that would result in a maximum rate increase, based on the PUCT Staff's testimony, of $58 million.

The parties filed a settlement in August 2010 intended to resolve the rate case proceeding. The settlement provided for a $59 million base rate increase for electricity usage beginning August 15, 2010, with an additional increase of $9 million for bills rendered beginning May 2, 2011. The settlement stipulated an authorized return on equity of 10.125%. The settlement stated that Entergy Texas's fuel costs for the period April 2007 through June 2009 are reconciled, with $3.25 million of disallowed costs, which were included in an interim fuel refund. The settlement also set River Bend decommissioning costs at $2.0 million annually. Consistent with the settlement, in the third quarter 2010, Entergy Texas amortized $11 million of rate case costs. The PUCT approved the settlement in December 2010.

2011 Rate Case

In November 2011, Entergy Texas filed a rate case requesting a $112 million base rate increase reflecting a 10.6% return on common equity based on an adjusted June 2011 test year. The rate case also proposed a purchased power recovery rider. On January 12, 2012, the PUCT voted not to address the purchased power recovery rider in the current rate case, but the PUCT voted to set a baseline in the rate case proceeding that would be applicable if a purchased power capacity rider is approved in a separate proceeding. In April 2012 the PUCT Staff filed direct testimony recommending a base rate increase of $66 million and a 9.6% return on common equity. The PUCT Staff, however, subsequently filed a statement of position in the proceeding indicating that it was still evaluating the position it would ultimately take in the case regarding Entergy Texas's recovery of purchased power capacity costs and Entergy Texas's proposal to defer its MISO transition expenses. In April 2012, Entergy Texas filed rebuttal testimony indicating a revised request for a $105 million base rate increase. A hearing was held in late-April through early-May 2012.

In September 2012 the PUCT issued an order approving a $28 million rate increase, effective July 2012. The order includes a finding that "a return on common equity (ROE) of 9.80 percent will allow [Entergy Texas] a reasonable opportunity to earn a reasonable return on invested capital." The order also provides for increases in depreciation rates and the annual storm reserve accrual. The order also reduced Entergy Texas's proposed purchased power capacity costs, stating that they are not known and measureable; reduced Entergy Texas's regulatory assets associated with Hurricane Rita; excluded from rate recovery capitalized financially-based incentive compensation; included $1.6 million of MISO transition expense in base rates, and reduced Entergy's Texas's fuel reconciliation recovery by $4.0 million because it disagreed with the line-loss factor used in the calculation. After considering the progress of the proceeding in light of the PUCT order, Entergy Texas recorded in the third quarter 2012 an approximate $24 million charge to recognize that assets associated with Hurricane Rita, financially-based incentive compensation, and fuel recovery are no longer probable of recovery. Entergy Texas continues to believe that it is entitled to recover these prudently incurred costs, however, and it filed a motion for rehearing regarding these and several other issues in the PUCT's order on October 4, 2012. Several other parties have also filed motions for rehearing of the PUCT's order. The PUCT subsequently denied rehearing of substantive issues. Several parties, including Entergy Texas, have appealed the PUCT's order to the Travis County District Court.

System Agreement Cost Equalization Proceedings

The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. Certain of the Utility operating companies' retail regulators and other parties are pursuing litigation involving the System Agreement at the FERC. The proceedings include challenges to the allocation of costs as defined by the System Agreement and allegations of imprudence by the Utility operating companies in their execution of their obligations under the System Agreement.

In June 2005, the FERC issued a decision in System Agreement litigation that had been commenced by the LPSC, and essentially affirmed its decision in a December 2005 order on rehearing. The FERC decision concluded, among other things, that:

- The System Agreement no longer roughly equalizes total production costs among the Utility operating companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

- In order to reach rough production cost equalization, the FERC imposed a bandwidth remedy by which each company's total annual production costs will have to be within +/- 11% of Entergy System average total annual production costs.
- In calculating the production costs for this purpose under the FERC's order, output from the Vidalia hydroelectric power plant will not reflect the actual Vidalia price for the year but is priced at that year's average price paid by Entergy Louisiana for the exchange of electric energy under Service Schedule MSS-3 of the System Agreement, thereby reducing the amount of Vidalia costs reflected in the comparison of the Utility operating companies' total production costs.
- The remedy ordered by FERC in 2005 required no refunds and became effective based on calendar year 2006 production costs and the first reallocation payments were made in 2007.

The FERC's decision reallocates total production costs of the Utility operating companies whose relative total production costs expressed as a percentage of Entergy System average production costs are outside an upper or lower bandwidth. Under the current circumstances, this will be accomplished by payments from Utility operating companies whose production costs are more than 11% below Entergy System average production costs to Utility operating companies whose production costs are more than the Entergy System average production cost, with payments going first to those Utility operating companies whose total production costs are farthest above the Entergy System average.

Assessing the potential effects of the FERC's decision requires assumptions regarding the future total production cost of each Utility operating company, which assumptions include the mix of solid fuel and gas-fired generation available to each company and the costs of natural gas and purchased power. Entergy Louisiana, Entergy Gulf States Louisiana, Entergy Texas, and Entergy Mississippi are more dependent upon gas-fired generation sources than Entergy Arkansas or Entergy New Orleans. Of these, Entergy Arkansas is the least dependent upon gas-fired generation sources. Therefore, increases in natural gas prices likely will increase the amount by which Entergy Arkansas's total production costs are below the Entergy System average production costs.

The LPSC, APSC, MPSC, and the Arkansas Electric Energy Consumers appealed the FERC's December 2005 decision to the United States Court of Appeals for the D.C. Circuit. Entergy and the City of New Orleans intervened in the various appeals. The D.C. Circuit issued its decision in April 2008. The D.C. Circuit concluded that the FERC's orders had failed to adequately explain both its conclusion that it was prohibited from ordering refunds for the 20-month period from September 13, 2001 - May 2, 2003 and its determination to implement the bandwidth remedy commencing on January 1, 2006, rather than June 1, 2005. The D.C. Circuit remanded the case to the FERC for further proceedings on these issues.

In October 2011, the FERC issued an order addressing the D.C. Circuit remand on these two issues. On the first issue, the FERC concluded that it did have the authority to order refunds, but decided that it would exercise its equitable discretion and not require refunds for the 20-month period from September 13, 2001 - May 2, 2003. Because the ruling on refunds relied on findings in the interruptible load proceeding, which is discussed in a separate section below, the FERC concluded that the refund ruling will be held in abeyance pending the outcome of the rehearing requests in that proceeding. On the second issue, the FERC reversed its prior decision and ordered that the prospective bandwidth remedy begin on June 1, 2005 (the date of its initial order in the proceeding) rather than January 1, 2006, as it had previously ordered. Pursuant to the October 2011 order, Entergy was required to calculate the additional bandwidth payments for the period June - December 2005 utilizing the bandwidth formula tariff prescribed by the FERC that was filed in a December 2006 compliance filing and accepted by the FERC in an April 2007 order. As is the case with bandwidth remedy payments, these payments and receipts will ultimately be paid by Utility operating company customers to other Utility operating company customers.

In December 2011, Entergy filed with the FERC its compliance filing that provides the payments and receipts among the Utility operating companies pursuant to the FERC's October 2011 order. The filing shows the following payments/receipts among the Utility operating companies (in millions):

	Payments or (Receipts)
Entergy Arkansas	$156
Entergy Gulf States Louisiana	$ (75)
Entergy Louisiana	$ –
Entergy Mississippi	$ (33)
Entergy New Orleans	$ (5)
Entergy Texas	$ (43)

Entergy Arkansas made its payment in January 2012. In February 2012, Entergy Arkansas filed for an interim adjustment to its production cost allocation rider requesting that the $156 million payment be collected from customers over the 22-month period from March 2012 through December 2013. In March 2012 the APSC issued an order stating that the payment can be recovered from retail customers through the production cost allocation rider, subject to refund. The LPSC and the APSC have requested rehearing of the FERC's October 2011 order. The APSC, the LPSC, the PUCT, and other parties intervened in the December 2011 compliance filing proceeding, and the APSC and the LPSC also filed protests.

CALENDAR YEAR 2012 PRODUCTION COSTS

The liabilities and assets for the preliminary estimate of the payments and receipts required to implement the FERC's remedy based on calendar year 2012 production costs were recorded in December 2012, based on certain year-to-date information. The preliminary estimate was recorded based on the following estimate of the payments/receipts among the Utility operating companies for 2013 (in millions):

	Payments or (Receipts)
Entergy Arkansas	$ –
Entergy Gulf States Louisiana	$ –
Entergy Louisiana	$ –
Entergy Mississippi	$ –
Entergy New Orleans	$(17)
Entergy Texas	$ 17

The actual payments/receipts for 2013, based on calendar year 2012 production costs, will not be calculated until the Utility operating companies' 2012 FERC Form 1s have been filed. Once the calculation is completed, it will be filed at the FERC. The level of any payments and receipts is significantly affected by a number of factors, including, among others, weather, the price of alternative fuels, the operating characteristics of the Entergy System generating fleet, and multiple factors affecting the calculation of the non-fuel related revenue requirement components of the total production costs, such as plant investment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

ROUGH PRODUCTION COST EQUALIZATION RATES

Each May since 2007 Entergy has filed with the FERC the rates to implement the FERC's orders in the System Agreement proceeding. These filings show the following payments/receipts among the Utility operating companies are necessary to achieve rough production cost equalization as defined by the FERC's orders (in millions):

	2007 Payments (Receipts)	2008 Payments (Receipts)	2009 Payments (Receipts)	2010 Payments (Receipts)	2011 Payments (Receipts)	2012 Payments (Receipts)
Entergy Arkansas	$ 252	$ 252	$ 390	$ 41	$ 77	$ 41
Entergy Gulf States Louisiana	$(120)	$(124)	$(107)	$ –	$(12)	$ –
Entergy Louisiana	$ (91)	$ (36)	$(140)	$(22)	$ –	$(41)
Entergy Mississippi	$ (41)	$ (20)	$ (24)	$(19)	$(40)	$ –
Entergy New Orleans	$ –	$ (7)	$ –	$ –	$(25)	$ –
Entergy Texas	$ (30)	$ (65)	$(119)	$ –	$ –	$ –

The APSC has approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas. Management believes that any changes in the allocation of production costs resulting from the FERC's decision and related retail proceedings should result in similar rate changes for retail customers, subject to specific circumstances that have caused trapped costs. See "Fuel and purchased power cost recovery, Entergy Texas," above for discussion of a PUCT decision that resulted in $18.6 million of trapped costs between Entergy's Texas and Louisiana jurisdictions. See "2007 Rate Filing Based on Calendar Year 2006 Production Costs" below for a discussion of a FERC decision that could result in trapped costs at Entergy Arkansas related to its contract with AmerenUE.

Entergy Arkansas, and, for December 2012, Entergy Texas, records accounts payable and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas record accounts receivable to reflect the rough production cost equalization payments and receipts required to implement the FERC's remedy. Entergy Arkansas, and, for December 2012, Entergy Texas, records a corresponding regulatory asset for its right to collect the payments from its customers, and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas record corresponding regulatory liabilities for their obligations to pass the receipts on to their customers. The regulatory asset and liabilities are shown as "System Agreement cost equalization" on the respective balance sheets.

2007 Rate Filing Based on Calendar Year 2006 Production Costs

Several parties intervened in the 2007 rate proceeding at the FERC, including the APSC, the MPSC, the Council, and the LPSC, which have also filed protests. The PUCT also intervened. Intervenor testimony was filed in which the intervenors and also the FERC Staff advocated a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for nuclear facilities. The effect of the various positions would be to reallocate costs among the Utility operating companies. The Utility operating companies filed rebuttal testimony explaining why the bandwidth payments are properly recoverable under the AmerenUE contract, and explaining why the positions of FERC Staff and intervenors on the other issues should be rejected. A hearing in this proceeding concluded in July 2008, and the ALJ issued an initial decision in September 2008. The ALJ's initial decision concluded, among other things, that: (1) the decisions to not exercise Entergy Arkansas's option to purchase the Independence plant in 1996 and 1997 were prudent; (2) Entergy Arkansas properly flowed a portion of the bandwidth payments through to AmerenUE in accordance with the wholesale power contract; and (3) the level of nuclear depreciation and decommissioning expense reflected in the bandwidth calculation should be calculated based on NRC-authorized license life, rather than the nuclear depreciation and decommissioning expense authorized by the retail regulators for purposes of retail ratemaking. Following briefing by the parties, the matter was submitted to the FERC for decision. On January 11, 2010, the FERC issued its decision both affirming and overturning certain of the ALJ's rulings, including overturning the decision on nuclear depreciation and decommissioning expense. The FERC's conclusion related to the AmerenUE contract does not permit Entergy Arkansas to recover a portion of its bandwidth payment from AmerenUE. The Utility operating companies requested rehearing of that portion of the decision and requested clarification on certain other portions of the decision.

AmerenUE argued that its wholesale power contract with Entergy Arkansas, pursuant to which Entergy Arkansas sells power to AmerenUE, does not permit Entergy Arkansas to flow through to AmerenUE any portion of Entergy Arkansas's bandwidth payment. The AmerenUE contract expired in August 2009. In April 2008, AmerenUE filed a complaint with the FERC seeking refunds, plus interest, in the event the FERC ultimately determines that bandwidth payments are not properly recovered under the AmerenUE contract. In response to the FERC's decision discussed in the previous paragraph, Entergy Arkansas recorded a regulatory provision in the fourth quarter 2009 for a potential refund to AmerenUE.

In May 2012, the FERC issued an order on rehearing in the proceeding. The order may result in the reallocation of costs among the Utility operating companies, although there are still FERC decisions pending in other System Agreement proceedings that could affect the rough production cost equalization payments and receipts. The FERC directed Entergy, within 45 days of the issuance of a pending FERC order on rehearing regarding the functionalization of costs in the 2007 rate filing, to file a comprehensive bandwidth recalculation report showing updated payments and receipts in the 2007 rate filing proceeding. The May 2012 FERC order also denied Entergy's request for rehearing regarding the AmerenUE contract and ordered Entergy Arkansas to refund to AmerenUE the rough production cost equalization payments collected from AmerenUE. Under the terms of the FERC's order a refund of $30.6 million, including interest, was made in June 2012. Entergy and the LPSC appealed certain aspects of the FERC's decisions to the U.S. Court of Appeals for the D.C. Circuit. On December 7, 2012, the D.C. Circuit dismissed Entergy's petition for review as premature because Entergy filed a rehearing request of the May 2012 FERC order and that rehearing request is still pending. The court also ordered that the LPSC's appeal be held in abeyance and that the parties file motions to govern further proceedings within 30 days of the FERC's completion of the ongoing "Entergy bandwidth proceedings."

2008 Rate Filing Based on Calendar Year 2007 Production Costs

Several parties intervened in the 2008 rate proceeding at the FERC, including the APSC, the LPSC, and AmerenUE, which have also filed protests. Several other parties, including the MPSC and the City Council, have intervened in the proceeding without filing a protest. In direct testimony filed on January 9, 2009, certain intervenors and also the FERC staff advocated a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

the level of depreciation and decommissioning expense for the nuclear and fossil-fueled generating facilities. The effect of these various positions would be to reallocate costs among the Utility operating companies. In addition, three issues were raised alleging imprudence by the Utility operating companies, including whether the Utility operating companies had properly reflected generating units' minimum operating levels for purposes of making unit commitment and dispatch decisions, whether Entergy Arkansas's sales to third parties from its retained share of the Grand Gulf nuclear facility were reasonable, prudent, and non-discriminatory, and whether Entergy Louisiana's long-term Evangeline gas purchase contract was prudent and reasonable.

The parties reached a partial settlement agreement of certain of the issues initially raised in this proceeding. The partial settlement agreement was conditioned on the FERC accepting the agreement without modification or condition, which the FERC did on August 24, 2009. A hearing on the remaining issues in the proceeding was completed in June 2009, and in September 2009 the ALJ issued an initial decision. The initial decision affirms Entergy's position in the filing, except for two issues that may result in a reallocation of costs among the Utility operating companies. In October 2011 the FERC issued an order on the ALJ's initial decision. The FERC's order resulted in a minor reallocation of payments/receipts among the Utility operating companies on one issue in the 2008 rate filing. Entergy made a compliance filing in December 2011 showing the updated payment/receipt amounts. The LPSC filed a protest in response to the compliance filing. On January 3, 2013, the FERC issued an order accepting Entergy's compliance filing. In the January 2013 order the FERC required Entergy to include interest on the recalculated bandwidth payment and receipt amounts for the period from June 1, 2008 until the date of the Entergy intra-system bill that will reflect the bandwidth recalculation amounts for calendar year 2007. On February 4, 2013, Entergy filed a request for rehearing of the FERC's ruling requiring interest.

2009 Rate Filing Based on Calendar Year 2008 Production Costs

Several parties intervened in the 2009 rate proceeding at the FERC, including the LPSC and Ameren, which have also filed protests. In July 2009 the FERC accepted Entergy's proposed rates for filing, effective June 1, 2009, subject to refund, and set the proceeding for hearing and settlement procedures. Settlement procedures were terminated and a hearing before the ALJ was held in April 2010. In August 2010 the ALJ issued an initial decision. The initial decision substantially affirms Entergy's position in the filing, except for one issue that may result in some reallocation of costs among the Utility operating companies. The LPSC, the FERC trial staff, and Entergy submitted briefs on exceptions in the proceeding. In May 2012 the FERC issued an order affirming the ALJ's initial decision, or finding certain issues in that decision moot. Rehearing and clarification of FERC's order have been requested.

2010 Rate Filing Based on Calendar Year 2009 Production Costs

In May 2010, Entergy filed with the FERC the 2010 rates in accordance with the FERC's orders in the System Agreement proceeding, and supplemented the filing in September 2010. Several parties intervened in the proceeding at the FERC, including the LPSC and the City Council, which have also filed protests. In July 2010, the FERC accepted Entergy's proposed rates for filing, effective June 1, 2010, subject to refund, and set the proceeding for hearing and settlement procedures. Settlement procedures have been terminated, and the ALJ scheduled hearings to begin in March 2011. Subsequently, in January 2011, the ALJ issued an order directing the parties and FERC Staff to show cause why this proceeding should not be stayed pending the issuance of FERC decisions in the prior production cost proceedings currently before the FERC on review. In March 2011 the ALJ issued an order placing this proceeding in abeyance.

2011 Rate Filing Based on Calendar Year 2010 Production Costs

In May 2011, Entergy filed with the FERC the 2011 rates in accordance with the FERC's orders in the System Agreement proceeding. Several parties intervened in the proceeding at the FERC, including the LPSC, which filed a protest as well. In July 2011, the FERC accepted Entergy's proposed rates for filing, effective June 1, 2011, subject to refund, set the proceeding for hearing procedures, and then held those procedures in abeyance pending FERC decisions in the prior production cost proceedings currently before the FERC on review.

2012 Rate Filing Based on Calendar Year 2011 Production Costs

In May 2012, Entergy filed with the FERC the 2012 rates in accordance with the FERC's orders in the System Agreement proceeding. Several parties intervened in the proceeding at the FERC, including the LPSC, which filed a protest as well. In August 2012, the FERC accepted Entergy's proposed rates for filing, effective June 2012, subject to refund, set the proceeding for hearing procedures, and then held those procedures in abeyance pending FERC decisions in prior production cost proceedings currently before the FERC on review.

INTERRUPTIBLE LOAD PROCEEDING

In April 2007, the U.S. Court of Appeals for the D.C. Circuit issued its opinion in the LPSC's appeal of the FERC's March 2004 and April 2005 orders related to the treatment under the System Agreement of the Utility operating companies' interruptible loads. In its opinion, the D.C. Circuit concluded that the FERC (1) acted arbitrarily and capriciously by allowing the Utility operating companies to phase-in the effects of the elimination of the interruptible load over a 12-month period of time; (2) failed to adequately explain why refunds could not be ordered under Section 206(c) of the Federal Power Act; and (3) exercised appropriately its discretion to defer addressing the cost of sulfur dioxide allowances until a later time. The D.C. Circuit remanded the matter to the FERC for a more considered determination on the issue of refunds. The FERC issued its order on remand in September 2007, in which it directed Entergy to make a compliance filing removing all interruptible load from the computation of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, the order directed the Utility operating companies to make refunds for the period May 1995 through July 1996. In November 2007 the Utility operating companies filed a refund report describing the refunds to be issued pursuant to the FERC's orders. The LPSC filed a protest to the refund report in December 2007, and the Utility operating companies filed an answer to the protest in January 2008. The refunds were made in October 2008 by the Utility operating companies that owed refunds to the Utility operating companies that were due a refund under the decision. The APSC and the Utility operating companies appealed the FERC decisions to the D.C. Circuit. Because of its refund obligation to its customers as a result of this proceeding and a related LPSC proceeding, Entergy Louisiana recorded provisions during 2008 of approximately $16 million, including interest, for rate refunds. The refunds were made in the fourth quarter 2009.

Following the filing of petitioners' initial briefs, the FERC filed a motion requesting the D.C. Circuit hold the appeal of the FERC's decisions ordering refunds in the interruptible load proceeding in abeyance and remand the record to the FERC. The D.C. Circuit granted the FERC's unopposed motion in June 2009. In December 2009 the FERC established a paper hearing to determine whether the FERC had the authority and, if so, whether it would be appropriate to order refunds resulting from changes in the treatment of interruptible load in the allocation of capacity costs by the Utility operating companies. In August 2010 the FERC issued an order stating that it has the authority and refunds are appropriate. The APSC, MPSC, and Entergy requested rehearing of the FERC's decision. In June 2011 the

FERC issued an order granting rehearing in part and denying rehearing in part, in which the FERC determined to invoke its discretion to deny refunds. The FERC held that in this case where "the Entergy system as a whole collected the proper level of revenue, but, as was later established, incorrectly allocated peak load responsibility among the various Entergy operating companies....the Commission will apply here our usual practice in such cases, invoking our equitable discretion to not order refunds, notwithstanding our authority to do so." The LPSC has requested rehearing of the FERC's June 2011 decision. On October 6, 2011 the FERC issued an "Order Establishing Paper Hearing" inviting parties that oppose refunds to file briefs within 30 days addressing the LPSC's argument that FERC precedent supports refunds under the circumstances present in this proceeding. Parties that favor refunds were then invited to file reply briefs within 21 days of the date that the initial briefs are due. Briefs were submitted and the matter is pending.

In September 2010, the FERC had issued an order setting the refund report filed in the proceeding in November 2007 for hearing and settlement judge procedures. In May 2011, Entergy filed a settlement agreement that resolved all issues relating to the refund report set for hearing. In June 2011 the settlement judge certified the settlement as uncontested and the settlement agreement is currently pending before the FERC. In July 2011, Entergy filed an amended/corrected refund report and a motion to defer action on the settlement agreement until after the FERC rules on the LPSC's rehearing request regarding the June 2011 decision denying refunds.

Prior to the FERC's June 2011 order on rehearing, Entergy Arkansas filed an application in November 2010 with the APSC for recovery of the refund that it paid. The APSC denied Entergy Arkansas's application, and also denied Entergy Arkansas's petition for rehearing. If the FERC were to order Entergy Arkansas to pay refunds on rehearing in the interruptible load proceeding the APSC's decision would trap FERC-approved costs at Entergy Arkansas with no regulatory-approved mechanism to recover them. In August 2011, Entergy Arkansas filed a complaint in the United States District Court for the Eastern District of Arkansas asking for a declaratory judgment that the rejection of Entergy Arkansas's application by the APSC is preempted by the Federal Power Act. The APSC filed a motion to dismiss the complaint. In April 2012 the United States district court dismissed Entergy Arkansas's complaint without prejudice stating that Entergy Arkansas's claim is not ripe for adjudication and that Entergy Arkansas did not have standing to bring suit at this time.

Entergy Arkansas Opportunity Sales Proceeding

In June 2009, the LPSC filed a complaint requesting that the FERC determine that certain of Entergy Arkansas's sales of electric energy to third parties: (a) violated the provisions of the System Agreement that allocate the energy generated by Entergy System resources, (b) imprudently denied the Entergy System and its ultimate consumers the benefits of low-cost Entergy System generating capacity, and (c) violated the provision of the System Agreement that prohibits sales to third parties by individual companies absent an offer of a right-of-first-refusal to other Utility operating companies. The LPSC's complaint challenges sales made beginning in 2002 and requests refunds. On July 20, 2009, the Utility operating companies filed a response to the complaint requesting that the FERC dismiss the complaint on the merits without hearing because the LPSC has failed to meet its burden of showing any violation of the System Agreement and failed to produce any evidence of imprudent action by the Entergy System. In their response, the Utility operating companies explained that the System Agreement clearly contemplates that the Utility operating companies may make sales to third parties for their own account, subject to the requirement that those sales be included in the load (or load shape) for the applicable Utility operating company. The response further explains that the FERC already has determined that Entergy Arkansas's short-term wholesale sales did not trigger the "right-of-first-refusal" provision of the System Agreement. While the D.C. Circuit recently determined that the "right-of-first-refusal" issue was not properly before the FERC at the time of its earlier decision on the issue, the LPSC has raised no additional claims or facts that would warrant the FERC reaching a different conclusion.

The LPSC filed direct testimony in the proceeding alleging, among other things, (1) that Entergy violated the System Agreement by permitting Entergy Arkansas to make non-requirements sales to non-affiliated third parties rather than making such energy available to the other Utility operating companies' customers; and (2) that over the period 2000 - 2009, these non-requirements sales caused harm to the Utility operating companies' customers and these customers should be compensated for this harm by Entergy. In subsequent testimony, the LPSC modified its original damages claim in favor of quantifying damages by re-running intra-system bills. The Utility operating companies believe the LPSC's allegations are without merit. A hearing in the matter was held in August 2010.

In December 2010, the ALJ issued an initial decision. The ALJ found that the System Agreement allowed for Entergy Arkansas to make the sales to third parties but concluded that the sales should be accounted for in the same manner as joint account sales. The ALJ concluded that "shareholders" should make refunds of the damages to the Utility operating companies, along with interest. Entergy disagreed with several aspects of the ALJ's initial decision and in January 2011 filed with the FERC exceptions to the decision.

The FERC issued a decision in June 2012 and held that, while the System Agreement is ambiguous, it does provide authority for individual Utility operating companies to make opportunity sales for their own account and Entergy Arkansas made and priced these sales in good faith. The FERC found, however, that the System Agreement does not provide authority for an individual Utility operating company to allocate the energy associated with such opportunity sales as part of its load, but provides a different allocation authority. The FERC further found that the after-the-fact accounting methodology used to allocate the energy used to supply the sales was inconsistent with the System Agreement. Quantifying the effect of the FERC's decision will require re-running intra-system bills for a ten-year period, and the FERC in its decision established further hearing procedures to determine the calculation of the effects. In July 2012, Entergy and the LPSC filed requests for rehearing of the FERC's June 2012 decision, which are pending with the FERC.

As required by the procedural schedule established in the calculation proceeding, Entergy filed its direct testimony that included a proposed illustrative re-run, consistent with the directives in FERC's order, of intra-system bills for 2003, 2004, and 2006, the three years with the highest volume of opportunity sales. Entergy's proposed illustrative re-run of intra-system bills shows that the potential cost for Entergy Arkansas would be up to $12 million for the years 2003, 2004, and 2006, and the potential benefit would be significantly less than that for each of the other Utility operating companies. Entergy's proposed illustrative rerun of the intra-system bills also shows an offsetting potential benefit to Entergy Arkansas for the years 2003, 2004, and 2006 resulting from the effects of the FERC's order on System Agreement Service Schedules MSS-1, MSS-2, and MSS-3, and the potential offsetting cost would be significantly less than that for each of the other Utility operating companies. Entergy provided to the LPSC an illustrative intra-system bill recalculation as specified by the LPSC for the years 2003, 2004, and 2006, and the LPSC then filed answering testimony in December 2012. In its testimony the LPSC claims that the damages that should be paid by Entergy Arkansas to the Utility operating company's customers for 2003, 2004, and 2006 are $42 million to Entergy Gulf States, Inc., $7 million to Entergy Louisiana, $23 million to Entergy Mississippi, and $4 million to Entergy New Orleans; and that Entergy Arkansas "shareholders" should pay Entergy Arkansas customers $34 million. The FERC staff and certain intervenors filed direct and answering testimony in February 2013. A hearing is scheduled for May 2013, and the ALJ's initial decision on the calculation of the effects is due by August 28, 2013.

Storm Cost Recovery Filings with Retail Regulators

Entergy Arkansas

Entergy Arkansas January 2009 Ice Storm

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas's transmission and distribution lines, equipment, poles, and other facilities. A law was enacted in April 2009 in Arkansas that authorizes securitization of storm damage restoration costs. In June 2010, the APSC issued a financing order authorizing the issuance of approximately $126.3 million in storm cost recovery bonds, which includes carrying costs of $11.5 million and $4.6 million of up-front financing costs. See Note 5 to the financial statements for a discussion of the August 2010 issuance of the securitization bonds.

Entergy Arkansas December 2012 Winter Storm

In December 2012 a severe winter storm consisting of ice, snow, and high winds caused significant damage to Entergy Arkansas's distribution lines, equipment, poles, and other facilities. Total restoration costs for the repair and/or replacement of Entergy Arkansas's electrical facilities in areas damaged from the winter storm are estimated to be in the range of $55 million to $65 million. Entergy Arkansas recorded accruals for the estimated costs incurred that were necessary to return customers to service. Entergy Arkansas recorded corresponding regulatory assets of approximately $21 million and construction work in progress of approximately $37 million. Entergy Arkansas recorded the regulatory assets in accordance with its accounting policies and based on the historic treatment of such costs in its service area because management believes that recovery through some form of regulatory mechanism is probable. Because Entergy Arkansas has not gone through the regulatory process regarding these storm costs, however, there is an element of risk, and Entergy Arkansas is unable to predict with certainty the degree of success it may have in its recovery initiatives, the amount of restoration costs that it may ultimately recover, or the timing of such recovery. Entergy Arkansas plans to present a cost recovery proposal to the APSC in a base rate case filing in March 2013.

Entergy Gulf States Louisiana and Entergy Louisiana

Hurricane Gustav and Hurricane Ike

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to Entergy's service territory. Entergy Gulf States Louisiana and Entergy Louisiana filed their Hurricane Gustav and Hurricane Ike storm cost recovery case with the LPSC in May 2009. In September 2009, Entergy Gulf States Louisiana and Entergy Louisiana and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed with the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana's and Entergy Louisiana's storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Regular Session of 2007 (Act 55 financings). Entergy Gulf States Louisiana's and Entergy Louisiana's Hurricane Katrina and Hurricane Rita storm costs were financed primarily by Act 55 financings, as discussed below. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and Act 55 financing savings to customers via a Storm Cost Offset rider.

In December 2009, Entergy Gulf States Louisiana and Entergy Louisiana entered into a stipulation agreement with the LPSC Staff that provides for total recoverable costs of approximately $234 million for Entergy Gulf States Louisiana and $394 million for Entergy Louisiana, including carrying costs. Under this stipulation, Entergy Gulf States Louisiana agrees not to recover $4.4 million and Entergy Louisiana agrees not to recover $7.2 million of their storm restoration spending. The stipulation also permits replenishing Entergy Gulf States Louisiana's storm reserve in the amount of $90 million and Entergy Louisiana's storm reserve in the amount of $200 million when the Act 55 financings are accomplished. In March and April 2010, Entergy Gulf States Louisiana, Entergy Louisiana, and other parties to the proceeding filed with the LPSC an uncontested stipulated settlement that includes these terms and also includes Entergy Gulf States Louisiana's and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $15.5 million and $27.75 million of customer benefits, respectively, through prospective annual rate reductions of $3.1 million and $5.55 million for five years. A stipulation hearing was held before the ALJ on April 13, 2010. On April 21, 2010, the LPSC approved the settlement and subsequently issued two financing orders and one ratemaking order intended to facilitate the implementation of the Act 55 financings. In June 2010 the Louisiana State Bond Commission approved the Act 55 financings.

In July 2010, the Louisiana Local Government Environmental Facilities and Community Development Authority (LCDA) issued $468.9 million in bonds under Act 55. From the $462.4 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $200 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $262.4 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana used $262.4 million to acquire 2,624,297.11 Class B preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 9% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2010, and the membership interests have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

In July 2010, the LCDA issued another $244.1 million in bonds under Act 55. From the $240.3 million of bond proceeds loaned by the LCDA to the LURC, the LURC deposited $90 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $150.3 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana used $150.3 million to acquire 1,502,643.04 Class B preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 9% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2010, and the membership interests have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LCDA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Gulf States Louisiana and Entergy Louisiana collect a system restoration charge on behalf of the LURC, and remit the collections to the bond indenture trustee. Entergy Gulf States Louisiana and Entergy Louisiana do not report the collections as revenue because they are merely acting as the billing and collection agents for the state.

Hurricane Katrina and Hurricane Rita

In August and September 2005, Hurricanes Katrina and Rita caused catastrophic damage to large portions of the Utility's service territories in Louisiana, Mississippi, and Texas, including the effect of extensive flooding that resulted from levee breaks in and around the greater New Orleans area. The storms and flooding resulted in widespread power outages, significant damage to electric distribution, transmission, and generation and gas infrastructure, and the loss of sales and customers due to mandatory evacuations and the destruction of homes and businesses.

In March 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed at the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana and Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Legislature (Act 55 financings). The Act 55 financings are expected to produce additional customer benefits as compared to traditional securitization. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and savings to customers via a Storm Cost Offset rider. On April 8, 2008, the Louisiana Public Facilities Authority (LPFA), which is the issuer of the bonds pursuant to the Act 55 financings, approved requests for the Act 55 financings. On April 10, 2008, Entergy Gulf States Louisiana and Entergy Louisiana and the LPSC Staff filed with the LPSC an uncontested stipulated settlement that includes Entergy Gulf States Louisiana and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $10 million and $30 million of customer benefits, respectively, through prospective annual rate reductions of $2 million and $6 million for five years. On April 16, 2008, the LPSC approved the settlement and issued two financing orders and one ratemaking order intended to facilitate implementation of the Act 55 financings. In May 2008, the Louisiana State Bond Commission granted final approval of the Act 55 financings.

In July 2008, the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $545 million, including $17.8 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 5,449,861.85 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

In August 2008, the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $187.7 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana invested $189.4 million, including $1.7 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 1,893,918.39 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years under the terms of the LLC agreement. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion. In February 2012, Entergy Gulf States Louisiana sold 500,000 of its Class A preferred membership units in Entergy Holdings Company LLC, a wholly-owned Entergy subsidiary, to a third party in exchange for $51 million plus accrued but unpaid distributions on the units. The 500,000 preferred membership units are mandatorily redeemable in January 2112.

Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LPFA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Gulf States Louisiana and Entergy Louisiana collect a system restoration charge on behalf of the LURC, and remit the collections to the bond indenture trustee. Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the collections as revenue because they are merely acting as the billing and collection agent for the state.

ENTERGY NEW ORLEANS

In December 2005, the U.S. Congress passed the Katrina Relief Bill, a hurricane aid package that included Community Development Block Grant (CDBG) funding (for the states affected by Hurricanes Katrina, Rita, and Wilma) that allowed state and local leaders to fund individual recovery priorities. In March 2007 the City Council certified that Entergy New Orleans incurred $205 million in storm-related costs through December 2006 that are eligible for CDBG funding under the state action plan. Entergy New Orleans received $180.8 million of CDBG funds in 2007 and $19.2 million in 2010.

In October 2006, the City Council approved a rate filing settlement agreement that, among other things, authorized a $75 million storm reserve for damage from future storms, which will be created over a ten-year period through a storm reserve rider that began in March 2007. These storm reserve funds are held in a restricted escrow account until needed in response to a storm. In November 2012, Entergy New Orleans withdrew $10 million from the storm reserve escrow account to partially offset the costs associated with Hurricane Isaac.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

New Nuclear Generation Development Costs

ENTERGY GULF STATES LOUISIANA AND ENTERGY LOUISIANA

Entergy Gulf States Louisiana and Entergy Louisiana have been developing and are preserving a project option for new nuclear generation at River Bend. In March 2010, Entergy Gulf States Louisiana and Entergy Louisiana filed with the LPSC seeking approval to continue the limited development activities necessary to preserve an option to construct a new unit at River Bend. The testimony and legal briefs of the LPSC staff generally support the request of Entergy Gulf States Louisiana and Entergy Louisiana, although other parties filed briefs, without supporting testimony, in opposition to the request. At an evidentiary hearing in October 2011, Entergy Gulf States Louisiana, Entergy Louisiana, and the LPSC staff presented testimony in support of certification of activities to preserve an option for a new nuclear plant at River Bend. The ALJ recommended, however, that the LPSC decline the request of Entergy Gulf States Louisiana and Entergy Louisiana on the basis that the LPSC's rule on new nuclear development does not apply to activities to preserve an option to develop and on the further grounds that the companies improperly engaged in advanced preparation activities prior to certification. There has been no suggestion that the planning activities or costs incurred were imprudent. At its June 28, 2012 meeting the LPSC voted to uphold the ALJ's decision and directed that Entergy Gulf States Louisiana and Entergy Louisiana be permitted to seek recovery of these costs in their anticipated, upcoming rate case filings, fully reserving the LPSC's right to determine the recoverability of such costs in rates. On September 10, 2012, Entergy Gulf States Louisiana and Entergy Louisiana filed a petition for appeal and judicial review of the LPSC's order with the Louisiana Nineteenth Judicial District Court. A schedule for the appeal has not been established. In their rate cases filed in February 2013, Entergy Gulf States Louisiana and Entergy Louisiana request recovery of their new nuclear generation development costs over a ten-year amortization period, with the costs included in rate base.

ENTERGY MISSISSIPPI

Pursuant to the Mississippi Baseload Act and the Mississippi Public Utilities Act, Entergy Mississippi has been developing and is preserving a project option for new nuclear generation at Grand Gulf Nuclear Station. This project is in the early stages, and several issues remain to be addressed over time before significant additional capital would be committed to this project. In October 2010, Entergy Mississippi filed an application with the MPSC requesting that the MPSC determine that it is in the public interest to preserve the option to construct new nuclear generation at Grand Gulf and that the MPSC approve the deferral of Entergy Mississippi's costs incurred to date and in the future related to this project, including the accrual of AFUDC or similar carrying charges. In October 2011, Entergy Mississippi and the Mississippi Public Utilities Staff filed with the MPSC a joint stipulation that the MPSC approved in November 2011. The stipulation states that there should be a deferral of the $57 million of costs incurred through September 2011 in connection with planning, evaluation, monitoring, and other and related generation resource development activities for new nuclear generation at Grand Gulf. The costs shall be treated as a regulatory asset until the proceeding is resolved. The Mississippi Public Utilities Staff and Entergy Mississippi also agree that the MPSC should conduct a hearing to consider the relief requested by Entergy Mississippi in its application, including evidence regarding whether costs incurred in connection with planning, evaluation, monitoring, and other and related generation resource development activities for new nuclear generation at Grand Gulf were prudently incurred and are otherwise allowable. The Mississippi Public Utilities Staff and Entergy Mississippi further agree that such prudently incurred costs shall be recoverable in a manner to be determined by the MPSC. In the Stipulation, the Mississippi Public Utilities Staff and Entergy Mississippi agree that the development of a nuclear unit project option is consistent with the Mississippi Baseload Act. The Mississippi Public Utilities Staff and Entergy Mississippi further agree that the deferral of costs incurred in connection with planning, evaluation, monitoring, and other and related generation resource development activities for new nuclear generation at Grand Gulf also is consistent with the Mississippi Baseload Act. Entergy Mississippi will not accrue carrying charges or continue to accrue AFUDC on the costs, pending the outcome of the proceeding. Further proceedings before the MPSC have not been scheduled.

Texas Power Price Lawsuit

In August 2003, a lawsuit was filed in the district court of Chambers County, Texas by Texas residents on behalf of a purported class of the Texas retail customers of Entergy Gulf States, Inc. who were billed and paid for electric power from January 1, 1994 to the present. The named defendants include Entergy Corporation, Entergy Services, Entergy Power, Entergy Power Marketing Corp., and Entergy Arkansas. Entergy Gulf States, Inc. was not a named defendant, but was alleged to be a co-conspirator. The court granted the request of Entergy Gulf States, Inc. to intervene in the lawsuit to protect its interests.

Plaintiffs allege that the defendants implemented a "price gouging accounting scheme" to sell to plaintiffs and similarly situated utility customers higher priced power generated by the defendants while rejecting less expensive power offered from off-system suppliers. In particular, plaintiffs allege that the defendants manipulated and continue to manipulate the dispatch of generation so that power is purchased from affiliated expensive resources instead of buying cheaper off-system power.

Plaintiffs stated in their pleadings that customers in Texas were charged at least $57 million above prevailing market prices for power. Plaintiffs seek actual, consequential and exemplary damages, costs and attorneys' fees, and disgorgement of profits. The plaintiffs' experts have tendered a report calculating damages in a large range, from $153 million to $972 million in present value, under various scenarios. The Entergy defendants have tendered expert reports challenging the assumptions, methodologies, and conclusions of the plaintiffs' expert reports.

The case is pending in state district court, and in March 2012 the court found that the case met the requirements to be maintained as a class action under Texas law. On April 30, 2012, the court entered an order certifying the class. The defendants have appealed the order to the Texas Court of Appeals – First District. The appeal is pending and proceedings in district court are stayed until the appeal is resolved.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 3. INCOME TAXES

Income taxes from continuing operations for 2012, 2011, and 2010 for Entergy Corporation and Subsidiaries consist of the following (in thousands):

	2012	2011	2010
Current:			
Federal	$ (47,851)	$452,713	$145,161
Foreign	143	130	131
State	(41,516)	152,711	19,313
Total	(89,224)	605,554	164,605
Deferred and non-current - net	131,130	(311,708)	468,698
Investment tax credit adjustments - net	(11,051)	(7,583)	(16,064)
Income tax expense from continuing operations	**$ 30,855**	**$286,263**	**$617,239**

Total income taxes for Entergy Corporation and Subsidiaries differ from the amounts computed by applying the statutory income tax rate to income before income taxes. The reasons for the differences for the years 2012, 2011, and 2010 are (in thousands):

	2012	2011	2010
Net income attributable to Entergy Corporation	$ 846,673	$1,346,439	$1,250,242
Preferred dividend requirements of subsidiaries	21,690	20,933	20,063
Consolidated net income	868,363	1,367,372	1,270,305
Income taxes	30,855	286,263	617,239
Income before income taxes	$ 899,218	$1,653,635	$1,887,544
Computed at statutory rate (35%)	$ 314,726	$ 578,772	$ 660,640
Increases (reductions) in tax resulting from:			
State income taxes net of federal income tax effect	40,699	93,940	40,530
Regulatory differences - utility plant items	35,527	39,970	31,473
Equity component of AFUDC	(30,838)	(30,184)	(16,542)
Amortization of investment tax credits	(14,000)	(14,962)	(15,980)
Flow-through/permanent differences	(14,801)	(17,848)	(26,370)
Net-of-tax regulatory liability[a]	(4,356)	65,357	-
Deferred tax reversal on PPA settlement[a]	-	(421,819)	-
Deferred tax asset on additional depreciation[b]	(155,300)	-	-
Write-off of reorganization costs	-	-	(19,974)
Tax law change - Medicare Part D	-	-	13,616
Write-off of regulatory asset for income taxes	42,159	-	-
Capital losses	(20,188)	-	-
Provision for uncertain tax positions[c]	(159,957)	2,698	(43,115)
Other - net	(2,816)	(9,661)	(7,039)
Total income taxes as reported	**$ 30,855**	**$ 286,263**	**$ 617,239**
Effective income tax rate	3.4%	17.3%	32.7%

(a) See "Income Tax Audits - 2006-2007 IRS Audit" below for discussion of these items.

(b) See "Income Tax Audits - 2004-2005 IRS Audit" below for discussion of this item.

(c) See "Income Tax Audits - 2008-2009 IRS Audit" below for discussion of the most significant item in 2012.

Significant components of accumulated deferred income taxes and taxes accrued for Entergy Corporation and Subsidiaries as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Deferred tax liabilities:		
Plant basis differences - net	$ (8,240,342)	$ (7,043,758)
Regulatory assets	(898,143)	(930,370)
Nuclear decommissioning trusts	(848,918)	(553,558)
Combined unitary state taxes	(233,210)	(227,427)
Power purchase agreements	-	(17,138)
Other	(485,550)	(402,097)
Total	(10,706,163)	(9,174,348)
Deferred tax assets:		
Nuclear decommissioning liabilities	733,103	612,945
Regulatory liabilities	404,852	197,554
Pension and other post-employment benefits	358,893	315,134
Sale and leaseback	195,074	217,430
Accumulated deferred investment tax credit	110,690	108,338
Provision for contingencies	61,576	28,504
Power purchase agreements	43,717	-
Net operating loss carryforwards	960,235	253,518
Capital losses	13,631	12,995
Valuation allowance	(86,881)	(85,615)
Other	141,592	160,620
Total	2,936,482	1,821,423
Noncurrent accrued taxes (including unrecognized tax benefits)	(210,534)	(814,597)
Accumulated deferred income taxes and taxes accrued	**$ (7,980,215)**	**$ (8,167,522)**

Entergy's estimated tax attributes carryovers and their expiration dates as of December 31, 2012 are as follows:

Carryover Description	Carryover Amount	Years of Expiration
Federal net operating losses	$ 12.6 billion	2028 - 2032
State net operating losses	$ 11.2 billion	2013 - 2032
State capital losses	$ 177 million	2013 - 2015
Miscellaneous federal and state credits	$81.9 million	2013 - 2032

As a result of the accounting for uncertain tax positions, the amount of the deferred tax assets reflected in the financial statements is less than the amount of the tax effect of the federal and state net operating loss carryovers, tax credit carryovers, and other tax attributes reflected on income tax returns.

Because it is more likely than not that the benefit from certain state net operating and capital loss carryovers will not be utilized, a valuation allowance of $69.6 million and $13.6 million has been provided on the deferred tax assets relating to these state net operating and capital loss carryovers, respectively.

Unrecognized Tax Benefits

Accounting standards establish a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. If a tax deduction is taken on a tax return, but does not meet the more-likely-than-not recognition threshold, an increase in income tax liability, above what is payable on the tax return, is required to be recorded. A reconciliation of Entergy's

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2012	2011	2010
Gross balance at January 1	$ 4,387,780	$ 4,949,788	$ 4,050,491
Additions based on tax positions related to the current year	163,612	211,966	480,843
Additions for tax positions of prior years	1,517,797	332,744	871,682
Reductions for tax positions of prior years	(476,873)	(259,895)	(438,460)
Settlements	(1,421,913)	(841,528)	(10,462)
Lapse of statute of limitations	–	(5,295)	(4,306)
Gross balance at December 31	4,170,403	4,387,780	4,949,788
Offsets to gross unrecognized tax benefits:			
Credit and loss carryovers	(4,022,535)	(3,212,397)	(3,771,301)
Cash paid to taxing authorities	–	(363,266)	(373,000)
Unrecognized tax benefits net of unused tax attributes and payments[1]	$ 147,868	$ 812,117	$ 805,487

(1) Potential tax liability above what is payable on tax returns.

The balances of unrecognized tax benefits include $203 million, $521 million, and $605 million as of December 31, 2012, 2011, and 2010, respectively, which, if recognized, would lower the effective income tax rates. Because of the effect of deferred tax accounting, the remaining balances of unrecognized tax benefits of $3.968 billion, $3.867 billion, and $4.345 billion as of December 31, 2012, 2011, and 2010, respectively, if disallowed, would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Entergy has made deposits with the IRS against its potential liabilities arising from audit adjustments and settlements related to its uncertain tax positions. Deposits are expected to be made to the IRS as the cash tax benefits of uncertain tax positions are realized. The total amount of cash deposits shown for 2011 has been fully offset against settled liabilities which arose in 2012.

Entergy accrues interest expense, if any, related to unrecognized tax benefits in income tax expense. Entergy's December 31, 2012, 2011, and 2010 accrued balance for the possible payment of interest is approximately $146.3 million, $99 million, and $45 million, respectively.

Income Tax Litigation

In October 2010 the U.S. Tax Court entered a decision in favor of Entergy for tax years 1997 and 1998. The issues decided by the Tax Court are as follows:

- The ability to credit the U.K. Windfall Tax against U.S. tax as a foreign tax credit. The U.K. Windfall Tax relates to Entergy's former investment in London Electricity.
- The validity of Entergy's change in method of tax accounting for street lighting assets and the related increase in depreciation deductions.

The IRS did not appeal street lighting depreciation, and that matter is final. The IRS filed an appeal of the U.K. Windfall Tax decision, however, with the U.S. Court of Appeals for the Fifth Circuit in December 2010. Oral arguments were heard in November 2011. In June 2012, the U.S. Court of Appeals for the Fifth Circuit unanimously affirmed the U.S. Tax Court decision. As a result of this decision, Entergy reversed its liability for uncertain tax positions associated with this issue. On September 4, 2012, the U.S. Solicitor General, on behalf of the Commissioner of Internal Revenue, petitioned the U.S. Supreme Court for a writ of certiorari to review the Fifth Circuit judgment.

Concurrent with the Tax Court's issuance of a favorable decision regarding the above issues, the Tax Court issued a favorable decision in a separate proceeding, PPL Corp. v. Commissioner, regarding the creditability of the U.K. Windfall Tax. The IRS appealed the PPL decision to the United States Court of Appeals for the Third Circuit. In December 2011, the Third Circuit reversed the Tax Court's holding in PPL Corp. v. Commissioner, stating that the U.K. tax was not eligible for the foreign tax credit. PPL Corp. petitioned the U.S. Supreme Court for a writ of certiorari to review the U.S. Court of Appeals for the Third Circuit decision. On October 29, 2012, the U.S. Supreme Court granted PPL Corp.'s petition for certiorari. The Solicitor General's petition for writ of certiorari in Entergy's case is currently on hold pending the disposition of the PPL case. Entergy's case will be determined consistent with the U.S. Supreme Court's decision in the PPL proceeding. Oral argument in PPL's case was heard on February 20, 2013.

The total tax at issue on the U.K. Windfall Tax credit matter is $152 million, and interest on the underpayment of such tax is estimated to be $102 million resulting in total exposure of $254 million.

In February 2008 the IRS issued a Statutory Notice of Deficiency for the year 2000. The deficiency resulted from a disallowance of foreign tax credits (the same issue discussed above) as well as the disallowance of depreciation deductions on non-utility nuclear plants. Entergy filed a Tax Court petition in May 2008, challenging the IRS treatment of these issues. In June 2010 a trial on the depreciation issue was held in Washington, D.C. In February 2011, a joint stipulation of settled issues was filed under which the IRS conceded its position with respect to the depreciation issue. The outcome of the foreign tax credit matter for the year 2000 will also be determined consistent with the U.S. Supreme Court's decision in the PPL proceeding.

Income Tax Audits

Entergy and its subsidiaries file U.S. federal and various state and foreign income tax returns. Other than the matters discussed in the Income Tax Litigation section above, the IRS's and substantially all state taxing authorities' examinations are completed for years before 2005.

2002 - 2003 IRS Audit

In September 2009, Entergy entered into a partial agreement with the IRS for the years 2002 and 2003. In the partial agreement, Entergy did not agree to the IRS's disallowance of foreign tax credits for the U.K. Windfall Tax and the street lighting depreciation issues. As discussed above, the IRS did not appeal the Tax Court ruling on the street lighting depreciation. The U.K. Windfall tax credit issue will be governed by the U.S. Supreme Court's decision in the PPL Corp. proceeding as explained in "Income Tax Litigation", above.

2004 - 2005 IRS Audit

The IRS issued its 2004-2005 Revenue Agent's Report (RAR) in May 2009.

In June 2009, Entergy filed a formal protest with the IRS Appeals Division indicating disagreement with certain issues contained in the 2004-2005 RAR. The major issues in dispute are:

- Depreciation of street lighting assets (because the IRS did not appeal the Tax Court's 2010 decision on this issue, it will be fully allowed in the final Appeals Division calculations for this audit).
- Inclusion of nuclear decommissioning liabilities in cost of goods sold for the nuclear power plants owned by the Utility resulting from an Application for Change in Accounting Method for tax purposes (the "2004 CAM").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

During the fourth quarter 2012, Entergy settled the position relating to the 2004 CAM. Under the settlement Entergy conceded its tax position, resulting in an increase in taxable income of approximately $2.97 billion for the tax years 2004 - 2007. The settlement provides that Entergy Louisiana is entitled to additional tax depreciation of approximately $547 million for years 2006 and beyond. The deferred tax asset net of interest charges associated with the settlement is $155 million for Entergy. There was a related increase to Entergy Louisiana's member's equity account.

2006 - 2007 IRS Audit

The IRS issued its 2006-2007 RAR in October 2011. In connection with the 2006-2007 IRS audit and resulting RAR, Entergy resolved the significant issues discussed below.

In August 2011, Entergy entered into a settlement agreement with the IRS relating to the mark-to-market income tax treatment of various wholesale electric power purchase and sale agreements, including Entergy Louisiana's contract to purchase electricity from the Vidalia hydroelectric facility. See Note 8 to the financial statements for further details regarding this contract and a previous LPSC-approved settlement regarding the tax treatment of the contract.

With respect to income tax accounting for wholesale electric power purchase agreements, Entergy recognized income for tax purposes of approximately $1.5 billion, which represents a reversal of previously deducted temporary differences on which deferred taxes had been provided. Also in connection with this settlement, Entergy recognized a gain for income tax purposes of approximately $1.03 billion on the formation of a wholly-owned subsidiary in 2005 with a corresponding step-up in the tax basis of depreciable assets resulting in additional tax depreciation at Entergy Louisiana. Because Entergy Louisiana is entitled to deduct additional tax depreciation of $1.03 billion in the future, Entergy Louisiana recorded a deferred tax asset for this additional tax basis. The tax expense associated with the gain is offset by recording the deferred tax asset and by utilization of net operating losses. With the recording of the deferred tax asset, there was a corresponding increase to Entergy Louisiana's member's equity account. The agreement with the IRS effectively settled the tax treatment of various wholesale electric power purchase and sale agreements, resulting in the reversal in third quarter 2011 of approximately $422 million of deferred tax liabilities and liabilities for uncertain tax positions at Entergy Louisiana, with a corresponding reduction in income tax expense. Under the terms of an LPSC-approved final settlement, Entergy Louisiana recorded a $199 million regulatory charge and a corresponding net-of-tax regulatory liability.

After consideration of the taxable income recognition and the additional depreciation deductions provided for in the settlement, Entergy's net operating loss carryover was reduced by approximately $2.5 billion.

2008 - 2009 IRS Audit

In the third quarter 2008, Entergy Louisiana and Entergy Gulf States Louisiana received $679 million and $274.7 million, respectively, from the Louisiana Utilities Restoration Corporation ("LURC"). These receipts from LURC were from the proceeds of a Louisiana Act 55 financing of the costs incurred to restore service following Hurricane Katrina and Hurricane Rita. See Note 2 to the financial statements for further details regarding the financings.

In June 2012, Entergy effectively settled the tax treatment of the receipt of these funds, which resulted in an increase to 2008 taxable income of $129 million and $104 million for Entergy Louisiana and Entergy Gulf States Louisiana, respectively. As a result of the settlement, Entergy recorded an income tax benefit of $172 million, including $143 million for Entergy Louisiana and $20 million for Entergy Gulf States Louisiana, resulting from the reversal of liabilities for uncertain tax positions. Under the terms of an LPSC-approved settlement related to the Louisiana Act 55 financings, Entergy Louisiana and Entergy Gulf States Louisiana recorded, respectively, a $137 million ($84 million net-of-tax) and a $28 million ($17 million net-of-tax) regulatory charge and a corresponding regulatory liability to reflect their obligations to customers with respect to the settlement. See Note 8 to the financial statements for further discussion of the LPSC settlement.

In the fourth quarter 2009, Entergy filed Applications for Change in Accounting Method (the "2009 CAM") for tax purposes with the IRS for certain costs under Section 263A of the Internal Revenue Code. In the Applications, Entergy proposed to treat the nuclear decommissioning liability associated with the operation of its nuclear power plants as a production cost properly includable in cost of goods sold. The effect of the 2009 CAM was a $5.7 billion reduction in 2009 taxable income. The 2009 CAM was adjusted to $9.3 billion in 2012.

In the fourth quarter 2012, the IRS disallowed the reduction to 2009 taxable income related to the 2009 CAM. Entergy has disagreed with this disallowance and will file a protest with IRS Appeals at the conclusion of the 2008-09 examination.

Other Tax Matters

Entergy regularly negotiates with the IRS to achieve settlements. The results of all pending litigations and audit issues could result in significant changes to the amounts of unrecognized tax benefits, as discussed above.

In March 2010, Entergy filed an Application for Change in Accounting Method with the IRS. In the application, Entergy proposed to change the definition of unit of property for its generation assets to determine the appropriate characterization of costs associated with such units as capital or repair under the Internal Revenue Code and related Treasury Regulations. The effect of this change was an approximate $1.3 billion reduction in 2010 taxable income for Entergy, including reductions of $292 million for Entergy Arkansas, $132 million for Entergy Gulf States Louisiana, $185 million for Entergy Louisiana, $48 million for Entergy Mississippi, $45 million for Entergy Texas, $13 million for Entergy New Orleans, and $180 million for System Energy.

During the second quarter 2011, Entergy filed an Application for Change in Accounting Method with the IRS related to the allocation of overhead costs between production and non-production activities. The accounting method affects the amount of overhead that will be capitalized or deducted for tax purposes. The accounting method is expected to be implemented for the 2014 tax year.

NOTE 4. REVOLVING CREDIT FACILITIES, LINES OF CREDIT AND SHORT-TERM BORROWINGS

Entergy Corporation has in place a credit facility that has a borrowing capacity of $3.5 billion and expires in March 2017. Entergy Corporation also has the ability to issue letters of credit against 50% of the total borrowing capacity of the credit facility. The commitment fee is currently 0.275% of the commitment amount. Commitment fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate for the year ended December 31, 2012 was 2.04% on the drawn portion of the facility. Following is a summary of the borrowings outstanding and capacity available under the facility as of December 31, 2012 (in millions):

Capacity	Borrowings	Letters of Credit	Capacity Available
$3,500	$795	$8	$2,697

Entergy Corporation's facility requires it to maintain a consolidated debt ratio of 65% or less of its total capitalization. Entergy is in compliance with this covenant. If Entergy fails to meet this ratio,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

or if Entergy Corporation or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the facility maturity date may occur.

In September 2012, Entergy Corporation implemented a commercial paper program with a program limit of up to $500 million. In November 2012, Entergy Corporation increased the limit for the commercial paper program to $1 billion. At December 31, 2012, Entergy Corporation had $665 million of commercial paper outstanding. The weighted-average interest rate for the year ended December 31, 2012 was 0.88%.

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas each had credit facilities available as of December 31, 2012 as follows (dollars in millions):

Company	Expiration Date	Amount of Facility	Interest Rate[a]	Amount Drawn as of Dec. 31, 2012
Entergy Arkansas	April 2013	$ 20[b]	1.81%	–
Entergy Arkansas	March 2017	$150[c]	1.71%	–
Entergy Gulf States Louisiana	March 2017	$150[d]	1.71%	–
Entergy Louisiana	March 2017	$200[e]	1.71%	–
Entergy Mississippi	May 2013	$ 35[f]	1.96%	–
Entergy Mississippi	May 2013	$ 25[f]	1.96%	–
Entergy Mississippi	May 2013	$ 10[f]	1.96%	–
Entergy New Orleans	November 2013	$ 25[g]	1.69%	–
Entergy Texas	March 2017	$150[h]	1.96%	–

(a) The interest rate is the rate as of December 31, 2012 that would be applied to outstanding borrowings under the facility.

(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization. Borrowings under this Entergy Arkansas credit facility may be secured by a security interest in its accounts receivable.

(c) The credit facility allows Entergy Arkansas to issue letters of credit against 50% of the borrowing capacity of the facility. As of December 31, 2012, no letters of credit were outstanding. The credit facility requires Entergy Arkansas to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(d) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against 50% of the borrowing capacity of the facility. As of December 31, 2012, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(e) The credit facility allows Entergy Louisiana to issue letters of credit against 50% of the borrowing capacity of the facility. As of December 31, 2012, no letters of credit were outstanding. The credit facility requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(f) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable. Entergy Mississippi is required to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(g) The credit facility requires Entergy New Orleans to maintain a debt ratio of 65% or less of its total capitalization.

(h) The credit facility allows Entergy Texas to issue letters of credit against 50% of the borrowing capacity of the facility. As of December 31, 2012, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization.

The facility fees on the credit facilities range from 0.125% to 0.275% of the commitment amount.

The short-term borrowings of the Registrant Subsidiaries are limited to amounts authorized by the FERC. The current FERC-authorized limits are effective through October 31, 2013. In addition to borrowings from commercial banks, these companies are authorized under a FERC order to borrow from the Entergy System money pool. The money pool is an inter-company borrowing arrangement designed to reduce the Utility subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external borrowings combined may not exceed the FERC-authorized limits. The following are the FERC-authorized limits for short-term borrowings and the outstanding short-term borrowings as of December 31, 2012 (aggregating both money pool and external short-term borrowings) for the Registrant Subsidiaries (in millions):

	Authorized	Borrowings
Entergy Arkansas	$250	$–
Entergy Gulf States Louisiana	$200	$7
Entergy Louisiana	$250	$–
Entergy Mississippi	$175	$–
Entergy New Orleans	$100	$–
Entergy Texas	$200	$–
System Energy	$200	$–

Variable Interest Entities

See Note 18 to the financial statements for a discussion of the consolidation of the nuclear fuel company variable interest entities (VIE). The nuclear fuel company variable interest entities have credit facilities and also issue commercial paper to finance the acquisition and ownership of nuclear fuel as follows as of December 31, 2012 (dollars in millions):

Company	Expiration Date	Amount of Facility	Weighted Average Interest Rate on Borrowings[a]	Amount Outstanding as of December 31, 2012
Entergy Arkansas VIE	July 2013	$ 85	2.31%	$36.7
Entergy Gulf States Louisiana VIE	July 2013	$ 85	n/a	$ –
Entergy Louisiana VIE	July 2013	$ 90	2.36%	$54.7
System Energy VIE	July 2013	$100	2.37%	$40.0

(a) Includes letter of credit fees and bank fronting fees on commercial paper issuances by the nuclear fuel company variable interest entities for Entergy Arkansas, Entergy Louisiana, and System Energy. The nuclear fuel company variable interest entity for Entergy Gulf States Louisiana does not issue commercial paper, but borrows directly on its bank credit facility.

Amounts outstanding on the Entergy Gulf States Louisiana nuclear fuel company variable interest entity's credit facility are included in long-term debt on its balance sheet and commercial paper outstanding for the other nuclear fuel company variable interest entities is classified as a current liability on the respective balance sheets. The commitment fees on the credit facilities are 0.20% of the undrawn commitment amount. Each credit facility requires the respective lessee of nuclear fuel (Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, or Entergy Corporation as guarantor for System Energy) to maintain a consolidated debt ratio of 70% or less of its total capitalization.

The nuclear fuel company variable interest entities had notes payable that are included in debt on the respective balance sheets as of December 31, 2012 as follows (dollars in millions):

Company	Description	Amount
Entergy Arkansas VIE	9% Series H due June 2013	$30
Entergy Arkansas VIE	5.69% Series I due July 2014	$70
Entergy Arkansas VIE	3.23% Series J due July 2016	$55
Entergy Arkansas VIE	2.62% Series K due December 2017	$60
Entergy Gulf States Louisiana VIE	5.56% Series N due May 2013	$75
Entergy Gulf States Louisiana VIE	3.25% Series Q due July 2017	$75
Entergy Louisiana VIE	5.69% Series E due July 2014	$50
Entergy Louisiana VIE	3.30% Series F due March 2016	$20
Entergy Louisiana VIE	3.25% Series G due July 2017	$25
System Energy VIE	6.29% Series F due September 2013	$70
System Energy VIE	5.33% Series G due April 2015	$60
System Energy VIE	4.02% Series H due February 2017	$50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

In accordance with regulatory treatment, interest on the nuclear fuel company variable interest entities' credit facilities, commercial paper, and long-term notes payable is reported in fuel expense.

In February 2013 the Entergy Gulf States Louisiana nuclear fuel company variable interest entity issued $70 million of 3.38% Series R notes due August 2020. The Entergy Gulf States Louisiana nuclear fuel company variable interest entity used the proceeds principally to purchase additional nuclear fuel.

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have obtained long-term financing authorizations from the FERC that extend through May 2013, September 2014, January 2015, and November 2013, respectively, for issuances by its nuclear fuel company variable interest entity.

NOTE 5. LONG-TERM DEBT

Long-term debt for Entergy Corporation and subsidiaries as of December 31, 2012 and 2011 consisted of (dollars in thousands):

Type of Debt and Maturity	Weighted-Average Interest Rate at December 31, 2012	Interest Rate Ranges at December 31, 2012	Interest Rate Ranges at December 31, 2011	Outstanding at December 31, 2012	Outstanding at December 31, 2011
Mortgage Bonds					
2012 - 2017	3.24%	1.88% - 5.40%	3.25% - 6.20%	$ 1,045,000	$ 865,000
2018 - 2022	5.15%	3.30% - 7.13%	3.75% - 7.13%	2,635,000	2,435,000
2023 - 2027	4.82%	3.10% - 5.66%	4.44% - 5.66%	1,658,369	1,158,449
2028 - 2037	6.18%	5.65% - 6.40%	5.65% - 6.40%	867,976	868,145
2039 - 2052	6.22%	4.90% - 7.88%	5.75% - 7.88%	1,335,000	905,000
Governmental Bonds[(a)]					
2012 - 2017	4.15%	2.88% - 4.60%	2.88% - 5.80%	86,655	97,495
2018 - 2022	5.59%	4.60% - 5.88%	4.60% - 5.9%	307,030	410,005
2023 - 2030	5.00%	5.00%	5.0% - 6.20%	198,680	248,680
Securitization Bonds					
2013 - 2020	4.18%	2.12% - 5.79%	2.12% - 5.79%	357,577	416,899
2021 - 2023	3.74%	2.04% - 5.93%	2.04% - 5.93%	616,159	653,948
Variable Interest Entities Notes Payable (Note 4)					
2012 - 2017	3.85%	2.62% - 9.00%	2.25% - 9.00%	640,000	519,400
Entergy Corporation Notes					
due September 2015	n/a	3.625%	3.625%	550,000	550,000
due January 2017	n/a	4.7%	n/a	500,000	–
due September 2020	n/a	5.125%	5.125%	450,000	450,000
Note Payable to NYPA	*(b)*	*(b)*	*(b)*	109,679	133,363
5 Year Credit Facility (Note 4)	n/a	2.04%	0.75%	795,000	1,920,000
Long-term DOE Obligation[(c)]	–%	–%	–%	181,157	181,031
Waterford 3 Lease Obligation[(d)]	n/a	7.45%	7.45%	162,949	188,255
Grand Gulf Lease Obligation[(d)]	n/a	5.13%	5.13%	138,893	178,784
Bank Credit Facility - Entergy Louisiana	n/a	n/a	0.67%	–	50,000
Unamortized Premium and Discount - Net				(10,744)	(9,531)
Other				14,454	16,523
Total Long-Term Debt				**12,638,834**	**12,236,446**
Less Amount Due Within One Year				718,516	2,192,733
Long-Term Debt Excluding Amount Due Within One Year				**$11,920,318**	**$10,043,713**
Fair Value of Long-Term Debt[(e)]				$12,849,330	$12,176,251

(a) Consists of pollution control revenue bonds and environmental revenue bonds.

(b) These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%.

(c) Pursuant to the Nuclear Waste Policy Act of 1982, Entergy's nuclear owner/licensee subsidiaries have contracts with the DOE for spent nuclear fuel disposal service. The contracts include a one-time fee for generation prior to April 7, 1983. Entergy Arkansas is the only Entergy company that generated electric power with nuclear fuel prior to that date and includes the one-time fee, plus accrued interest, in long-term debt.

(d) See Note 10 for further discussion of the Waterford 3 and Grand Gulf Lease Obligations.

(e) The fair value excludes lease obligations of $163 million at Entergy Louisiana and $139 million at System Energy, long-term DOE obligations of $181 million at Entergy Arkansas, and the note payable to NYPA of $110 million at Entergy, and includes debt due within one year. Fair values are classified as Level 2 in the fair value hierarchy discussed in Note 16 to the financial statements and are based on prices derived from inputs such as benchmark yields and reported trades.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

The annual long-term debt maturities (excluding lease obligations and long-term DOE obligations) for debt outstanding as of December 31, 2012, for the next five years are as follows *(in thousands)*:

2013	$ 659,720
2014	$ 385,373
2015	$ 860,566
2016	$ 295,441
2017	$1,561,801

In November 2000, Entergy's non-utility nuclear business purchased the FitzPatrick and Indian Point 3 power plants in a seller-financed transaction. Entergy issued notes to NYPA with seven annual installments of approximately $108 million commencing one year from the date of the closing, and eight annual installments of $20 million commencing eight years from the date of the closing. These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%. In accordance with the purchase agreement with NYPA, the purchase of Indian Point 2 in 2001 resulted in Entergy becoming liable to NYPA for an additional $10 million per year for 10 years, beginning in September 2003. This liability was recorded upon the purchase of Indian Point 2 in September 2001, and is included in the note payable to NYPA balance above. In July 2003, a payment of $102 million was made prior to maturity on the note payable to NYPA. Under a provision in a letter of credit supporting these notes, if certain of the Utility operating companies or System Energy were to default on other indebtedness, Entergy could be required to post collateral to support the letter of credit.

Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have obtained long-term financing authorizations from the FERC that extend through July 2013. Entergy Arkansas has obtained long-term financing authorization from the APSC that extends through December 2015. Entergy New Orleans has obtained long-term financing authorization from the City Council that extends through July 2014.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Entergy Arkansas Debt Issuances

In January 2013, Entergy Arkansas arranged for the issuance by (i) Independence County, Arkansas of $45 million of 2.375% Pollution Control Revenue Refunding Bonds (Entergy Arkansas, Inc. Project) Series 2013 due January 2021, and (ii) Jefferson County, Arkansas of $54.7 million of 1.55% Pollution Control Revenue Refunding Bonds (Entergy Arkansas, Inc. Project) Series 2013 due October 2017, each of which series is secured by a separate series of non-interest bearing first mortgage bonds of Entergy Arkansas. The proceeds of these issuances were applied to the refunding of outstanding series of pollution control revenue bonds previously issued by the respective issuers.

Entergy Arkansas Securitization Bonds

In June 2010, the APSC issued a financing order authorizing the issuance of bonds to recover Entergy Arkansas's January 2009 ice storm damage restoration costs, including carrying costs of $11.5 million and $4.6 million of up-front financing costs. In August 2010, Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, issued $124.1 million of storm cost recovery bonds. The bonds have a coupon of 2.30% and an expected maturity date of August 2021. Although the principal amount is not due until the date given above, Entergy Arkansas Restoration Funding expects to make principal payments on the bonds over the next five years in the amount of $12.6 million for 2013, $12.8 million for 2014, $13.2 million for 2015, $13.4 million for 2016, and $13.8 million for 2017. With the proceeds, Entergy Arkansas Restoration Funding purchased from Entergy Arkansas the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. The storm recovery property is reflected as a regulatory asset on the consolidated Entergy Arkansas balance sheet. The creditors of Entergy Arkansas do not have recourse to the assets or revenues of Entergy Arkansas Restoration Funding, including the storm recovery property, and the creditors of Entergy Arkansas Restoration Funding do not have recourse to the assets or revenues of Entergy Arkansas. Entergy Arkansas has no payment obligations to Entergy Arkansas Restoration Funding except to remit storm recovery charge collections.

Entergy Louisiana Securitization Bonds – Little Gypsy

In August 2011, the LPSC issued a financing order authorizing the issuance of bonds to recover Entergy Louisiana's investment recovery costs associated with the cancelled Little Gypsy repowering project. In September 2011, Entergy Louisiana Investment Recovery Funding I, L.L.C., a company wholly-owned and consolidated by Entergy Louisiana, issued $207.2 million of senior secured investment recovery bonds. The bonds have an interest rate of 2.04% and an expected maturity date of June 2021. Although the principal amount is not due until the date given above, Entergy Louisiana Investment Recovery Funding expects to make principal payments on the bonds over the next five years in the amounts of $16.6 million for 2013, $21.9 million for 2014, $20.5 million for 2015, $21.6 million for 2016, and $21.7 million for 2017. With the proceeds, Entergy Louisiana Investment Recovery Funding purchased from Entergy Louisiana the investment recovery property, which is the right to recover from customers through an investment recovery charge amounts sufficient to service the bonds. In accordance with the financing order, Entergy Louisiana will apply the proceeds it received from the sale of the investment recovery property as a reimbursement for previously-incurred investment recovery costs. The investment recovery property is reflected as a regulatory asset on the consolidated Entergy Louisiana balance sheet. The creditors of Entergy Louisiana do not have recourse to the assets or revenues of Entergy Louisiana Investment Recovery Funding, including the investment recovery property, and the creditors of Entergy Louisiana Investment Recovery Funding do not have recourse to the assets or revenues of Entergy Louisiana. Entergy Louisiana has no payment obligations to Entergy Louisiana Investment Recovery Funding except to remit investment recovery charge collections.

Entergy Texas Securitization Bonds – Hurricane Rita

In April 2007, the PUCT issued a financing order authorizing the issuance of securitization bonds to recover $353 million of Entergy Texas's Hurricane Rita reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC, a company that is now wholly-owned and consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds) as follows (in thousands):

Senior Secured Transition Bonds, Series A:	
Tranche A-1 (5.51%) due October 2013	$ 93,500
Tranche A-2 (5.79%) due October 2018	121,600
Tranche A-3 (5.93%) due June 2022	114,400
Total senior secured transition bonds	**$329,500**

Although the principal amount of each tranche is not due until the dates given above, Entergy Gulf States Reconstruction Funding expects to make principal payments on the bonds over the next five years in the amounts of $21.9 million for 2013, $23.2 million for 2014, $24.6 million for 2015, $26.0 million for 2016, and $27.6 million for 2017. All of the scheduled principal payments for 2013-2016 are for Tranche A-2, $23.6 million of the scheduled principal payments for 2017 are for Tranche A-2, and $4 million of the scheduled principal payments for 2017 are for Tranche A-3.

With the proceeds, Entergy Gulf States Reconstruction Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Gulf States Reconstruction Funding, including the transition property, and the creditors of Entergy Gulf States Reconstruction Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Gulf States Reconstruction Funding except to remit transition charge collections.

Entergy Texas Securitization Bonds – Hurricane Ike and Hurricane Gustav

In September 2009, the PUCT authorized the issuance of securitization bonds to recover $566.4 million of Entergy Texas's Hurricane Ike and Hurricane Gustav restoration costs, plus carrying costs and transaction costs, offset by insurance proceeds. In November 2009, Entergy Texas Restoration funding, LLC (Entergy Texas Restoration Funding), a company wholly-owned and consolidated by Entergy Texas, issued $545.9 million of senior secured transition bonds (securitization bonds), as follows (in thousands):

Senior Secured Transition Bonds:	
Tranche A-1 (2.12%) due February 2016	$182,500
Tranche A-2 (3.65%) due August 2019	144,800
Tranche A-3 (4.38%) due November 2023	218,600
Total senior secured transition bonds	**$545,900**

Although the principal amount of each tranche is not due until the dates given above, Entergy Texas Restoration Funding expects to make principal payments on the bonds over the next five years in the amount of $39.4 million for 2013, $40.2 million for 2014, $41.2 million for 2015, $42.6 million for 2016, and $44.1 million for 2017. All of the scheduled principal payments for 2013-2014 are for Tranche A-1, $13.8 million of the scheduled principal payments for 2015 are for Tranche A-1 and $27.4 million are for Tranche A-2, and all of the scheduled principal payments for 2016-2017 are for Tranche A-2.

With the proceeds, Entergy Texas Restoration Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Texas Restoration Funding, including the transition property, and the creditors of Entergy Texas Restoration Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Texas Restoration Funding except to remit transition charge collections.

NOTE 6. PREFERRED EQUITY

The number of shares and units authorized and outstanding and dollar value of preferred stock, preferred membership interests, and non-controlling interest for Entergy Corporation subsidiaries as of December 31, 2012 and 2011 are presented below. All series of the Utility preferred stock are redeemable at the option of the related company (dollars in thousands):

	Shares/Units Authorized		Shares/Units Outstanding			
	2012	**2011**	**2012**	**2011**	**2012**	**2011**
Entergy Corporation						
Utility:						
Preferred Stock or Preferred Membership Interests without sinking fund:						
Entergy Arkansas, 4.32% - 6.45% Series	3,413,500	3,413,500	3,413,500	3,413,500	$116,350	$116,350
Entergy Gulf States Louisiana, Series A 8.25%	100,000	100,000	100,000	100,000	10,000	10,000
Entergy Louisiana, 6.95% Series[(a)]	1,000,000	1,000,000	840,000	840,000	84,000	84,000
Entergy Mississippi, 4.36% - 6.25% Series	1,403,807	1,403,807	1,403,807	1,403,807	50,381	50,381
Entergy New Orleans, 4.36% - 5.56% Series	197,798	197,798	197,798	197,798	19,780	19,780
Total Utility Preferred Stock or Preferred Membership Interests without sinking fund	6,115,105	6,115,105	5,955,105	5,955,105	280,511	280,511
Entergy Wholesale Commodities:						
Preferred Stock without sinking fund:						
Entergy Asset Management, 8.95% rate[(b)]	1,000,000	1,000,000	–	–	–	–
Total Subsidiaries' Preferred Stock without sinking fund	**7,115,105**	**7,115,105**	**5,955,105**	**5,955,105**	**$280,511**	**$280,511**

(a) In 2007, Entergy Louisiana Holdings, an Entergy subsidiary, purchased 160,000 of these shares from the holders.

(b) Upon the sale of Class B preferred shares in December 2009, Entergy Asset Management had issued and outstanding Class A and Class B preferred shares. On December 20, 2011, Entergy Asset Management purchased all of the outstanding Class B preferred shares from the holder thereof; currently, there are no outstanding Class B preferred shares. On December 20, 2011, Entergy Asset Management purchased all of the outstanding Class A preferred shares (278,905 shares) that were held by a third party; currently, there are 4,759 shares held by an Entergy affiliate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 7. COMMON EQUITY

Common Stock

Common stock and treasury stock shares activity for Entergy for 2012, 2011, and 2010 is as follows:

	2012		2011		2010	
	Common Shares Issued	Treasury Shares	Common Shares Issued	Treasury Shares	Common Shares Issued	Treasury Shares
Beginning Balance, January 1	254,752,788	78,396,988	254,752,788	76,006,920	254,752,788	65,634,580
Repurchases	–	–	–	3,475,000	–	11,490,551
Issuances:						
Employee Stock-Based Compensation Plans	–	(1,446,305)	–	(1,079,008)	–	(1,113,411)
Directors' Plan	–	(5,444)	–	(5,924)	–	(4,800)
Ending Balance, December 31	254,752,788	76,945,239	254,752,788	78,396,988	254,752,788	76,006,920

Entergy Corporation reissues treasury shares to meet the requirements of the Stock Plan for Outside Directors (Directors' Plan), two Equity Ownership Plans of Entergy Corporation and Subsidiaries, the Equity Awards Plan of Entergy Corporation and Subsidiaries, and certain other stock benefit plans. The Directors' Plan awards to non-employee directors a portion of their compensation in the form of a fixed number of shares of Entergy Corporation common stock.

In October 2009 the Board granted authority for a $750 million share repurchase program which was completed in the fourth quarter 2010. In October 2010 the Board granted authority for an additional $500 million share repurchase program. As of December 31, 2012, $350 million of authority remains under the $500 million share repurchase program.

Retained Earnings and Dividend Restrictions

Provisions within the articles of incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries could restrict the payment of cash dividends or other distributions on their common and preferred equity. As of December 31, 2012, under provisions in their mortgage indentures, Entergy Arkansas and Entergy Mississippi had retained earnings unavailable for distribution to Entergy Corporation of $394.9 million and $68.5 million, respectively. Entergy Corporation received dividend payments from subsidiaries totaling $439 million in 2012, $595 million in 2011, and $580 million in 2010.

Comprehensive Income

Accumulated other comprehensive income (loss) is included in the equity section of the balance sheets of Entergy. Accumulated other comprehensive income (loss) in the balance sheets included the following components (in thousands):

	December 31, 2012	December 31, 2011
Cash flow hedges net unrealized gain	$ 79,905	$ 177,497
Pension and other postretirement liabilities	(590,712)	(499,556)
Net unrealized investment gains	214,547	150,939
Foreign currency translation	3,177	2,668
Total	$(293,083)	$(168,452)

Other comprehensive income and total comprehensive income for years ended December 31, 2012, 2011, and 2010 are presented in Entergy's Statements of Comprehensive Income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 8. COMMITMENTS AND CONTINGENCIES

Entergy and the Registrant Subsidiaries are involved in a number of legal, regulatory, and tax proceedings before various courts, regulatory commissions, and governmental agencies in the ordinary course of business. While management is unable to predict the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material effect on Entergy's results of operations, cash flows, or financial condition. Entergy discusses regulatory proceedings in Note 2 to the financial statements and discusses tax proceedings in Note 3 to the financial statements.

Vidalia Purchased Power Agreement

Entergy Louisiana has an agreement extending through the year 2031 to purchase energy generated by a hydroelectric facility known as the Vidalia project. Entergy Louisiana made payments under the contract of approximately $125.0 million in 2012, $185.6 million in 2011, and $216.5 million in 2010. If the maximum percentage (94%) of the energy is made available to Entergy Louisiana, current production projections would require estimated payments of approximately $174.9 million in 2013, and a total of $2.37 billion for the years 2014 through 2031. Entergy Louisiana currently recovers the costs of the purchased energy through its fuel adjustment clause.

In an LPSC-approved settlement related to tax benefits from the tax treatment of the Vidalia contract, Entergy Louisiana agreed to credit rates by $11 million each year for up to ten years, beginning in October 2002. In addition, in accordance with an LPSC settlement, Entergy Louisiana credited rates in August 2007 by $11.3 million (including interest) as a result of a settlement with the IRS of the 2001 tax treatment of the Vidalia contract. As discussed in more detail in Note 3 to the financial statements, in August 2011, Entergy agreed to a settlement with the IRS regarding the mark-to-market income tax treatment of various wholesale electric power purchase and sale agreements, including the Vidalia agreement. In October 2011, the LPSC approved a final settlement under which Entergy Louisiana agreed to share the remaining benefits of this tax accounting election by crediting customers an additional $20.235 million per year for 15 years beginning January 2012. Entergy Louisiana recorded a $199 million regulatory charge and a corresponding net-of-tax regulatory liability to reflect this obligation. The provisions of the settlement also provide that the LPSC shall not recognize or use Entergy Louisiana's use of the cash benefits from the tax treatment in setting any of Entergy Louisiana's rates. Therefore, to the extent Entergy Louisiana's use of the proceeds would ordinarily have reduced its rate base, no change in rate base shall be reflected for ratemaking purposes.

Nuclear Insurance

THIRD PARTY LIABILITY INSURANCE

The Price-Anderson Act requires that reactor licensees purchase insurance and participate in a secondary insurance pool that provides insurance coverage for the public in the event of a nuclear power plant accident. The costs of this insurance are borne by the nuclear power industry. Congress amended and renewed the Price-Anderson Act in 2005 for a term through 2025. The Price-Anderson Act requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two layers of coverage:

1. The primary level is private insurance underwritten by American Nuclear Insurers (ANI) and provides public liability insurance coverage of $375 million. If this amount is not sufficient to cover claims arising from an accident, the second level, Secondary Financial Protection, applies.
2. Within the Secondary Financial Protection level, each nuclear reactor has a contingent obligation to pay a retrospective premium, equal to its proportionate share of the loss in excess of the primary level, regardless of proximity to the incident or fault, up to a maximum of $117.5 million per reactor per incident (Entergy's maximum total contingent obligation per incident is $1.3 billion). This consists of a $111.9 million maximum retrospective premium plus a five percent surcharge, which equates to $117.5 million, that may be payable, if needed, at a rate that is currently set at $17.5 million per year per incident per nuclear power reactor.
3. In the event that one or more acts of terrorism cause a nuclear power plant accident, which results in third-party damages – off-site property and environmental damage, off-site bodily injury, and on-site third-party bodily injury (i.e. contractors); the primary level provided by ANI combined with the Secondary Financial Protection would provide $12.6 billion in coverage. The Terrorism Risk Insurance Reauthorization Act of 2007 created a government program that provides for up to $100 billion in coverage in excess of existing coverage for a terrorist event.

Currently, 104 nuclear reactors are participating in the Secondary Financial Protection program. The product of the maximum retrospective premium assessment to the nuclear power industry and the number of nuclear power reactors provides over $12.2 billion in secondary layer insurance coverage to compensate the public in the event of a nuclear power reactor accident. The Price-Anderson Act provides that all potential liability for a nuclear accident is limited to the amounts of insurance coverage available under the primary and secondary layers.

Entergy Arkansas has two licensed reactors and Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have one licensed reactor (10% of Grand Gulf is owned by a non-affiliated company (SMEPA) that would share on a pro-rata basis in any retrospective premium assessment to System Energy under the Price-Anderson Act). The Entergy Wholesale Commodities segment includes the ownership and operation of six nuclear power reactors and the ownership of the shutdown Indian Point 1 reactor and Big Rock Point facility.

PROPERTY INSURANCE

Entergy's nuclear owner/licensee subsidiaries are members of Nuclear Electric Insurance Limited (NEIL), a mutual insurance company that provides property damage coverage, including decontamination and premature decommissioning expense, to the members' nuclear generating plants. Effective April 1, 2012, Entergy was insured against such losses per the following structures:

Utility Plants (ANO 1 and 2, Grand Gulf, River Bend, and Waterford 3)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer (per plant) - $750 million per occurrence
- Blanket Layer (shared among the Utility plants) - $350 million per occurrence
- Total limit - $1.6 billion per occurrence
- Deductibles:
  - $2.5 million per occurrence - Turbine/generator damage
  - $2.5 million per occurrence - Other than turbine/generator damage
  - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm, flood, earthquake, or volcanic eruption

Note: ANO 1 and 2 share in the primary and excess layers with common policies because the policies are issued on a per site basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Entergy Wholesale Commodities Plants (Indian Point, FitzPatrick, Pilgrim, Vermont Yankee, Palisades, and Big Rock Point)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer - $615 million per occurrence
- Total limit - $1.115 billion per occurrence
- Deductibles:
  - $2.5 million per occurrence - Turbine/generator damage
  - $2.5 million per occurrence - Other than turbine/generator damage
  - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm, flood, earthquake, or volcanic eruption

Note: The Indian Point Units share in the primary and excess layers with common policies because the policies are issued on a per site basis. Big Rock Point has its own primary policy with no excess coverage.

In addition, Waterford 3, Grand Gulf, and the Entergy Wholesale Commodities plants are also covered under NEIL's Accidental Outage Coverage program. This coverage provides certain fixed indemnities in the event of an unplanned outage that results from a covered NEIL property damage loss, subject to a deductible period. The following summarizes this coverage effective April 1, 2012:

Waterford 3

- $2.95 million weekly indemnity
- $413 million maximum indemnity
- Deductible: 26 week deductible period

Grand Gulf

- $400,000 weekly indemnity (total for four policies)
- $56 million maximum indemnity (total for four policies)
- Deductible: 26 week deductible period

Indian Point 2, Indian Point 3, and Palisades

- $4.5 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week deductible period

FitzPatrick and Pilgrim

- $4.0 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week deductible period

Vermont Yankee

- $3.5 million weekly indemnity
- $435 million maximum indemnity
- Deductible: 12 week deductible period

Under the property damage and accidental outage insurance programs, all NEIL insured plants could be subject to assessments should losses exceed the accumulated funds available from NEIL. Effective April 1, 2012, the maximum amounts of such possible assessments per occurrence were as follows (in millions):

Utility:	
Entergy Arkansas	$21.9
Entergy Gulf States Louisiana	$18.9
Entergy Louisiana	$22.0
Entergy Mississippi	$0.07
Entergy New Orleans	$0.07
Entergy Texas	n/a
System Energy	$18.4
Entergy Wholesale Commodities	$ –

Potential assessments for the Entergy Wholesale Commodities plants are covered by insurance obtained through NEIL's reinsurers.

Entergy maintains property insurance for its nuclear units in excess of the NRC's minimum requirement of $1.06 billion per site for nuclear power plant licensees. NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

In the event that one or more acts of terrorism causes property damage under one or more or all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other sources applicable to such losses. The Terrorism Risk Insurance Reauthorization Act of 2007 created a government program that provides for up to $100 billion in coverage in excess of existing coverage for a terrorist event.

Conventional Property Insurance

Entergy's conventional property insurance program provides coverage of up to $400 million on an Entergy system-wide basis for all operational perils (direct physical loss or damage due to machinery breakdown, electrical failure, fire, lightning, hail, or explosion) on an "each and every loss" basis; up to $400 million in coverage for certain natural perils (direct physical loss or damage due to earthquake, tsunami, and flood) on an annual aggregate basis; up to $125 million for certain other natural perils (direct physical loss or damage due to a named windstorm and associated storm surge) on an annual aggregate basis; and up to $400 million in coverage for all other natural perils not previously stated (direct physical loss or damage due to a tornado, ice storm, or any other natural peril except named windstorm and associated storm surge, earthquake, tsunami, and flood) on an "each and every loss" basis. The conventional property insurance program provides up to $50 million in coverage for the Entergy New Orleans gas distribution system on an "each and every loss" basis. This $50 million limit is subject to: the $400 million annual aggregate limit for the natural perils of earthquake, tsunami, and flood; the $125 million annual aggregate limit for the natural perils of named windstorm and associated storm surge; the $400 million per occurrence limit for all other natural perils not previously stated, which includes tornado and ice storm, but excludes named windstorm and associated storm surge, earthquake, tsunami, and flood; and the $400 million per occurrence limit for operational perils. The coverage is subject to a $40 million self-insured retention per occurrence for the natural perils of named windstorm and associated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

storm surge, earthquake, flood, and tsunami; and a $20 million self-insured retention per occurrence for operational perils and all other natural perils not previously stated, which includes tornado and ice storm, but excludes named windstorm and associated storm surge, earthquake, tsunami, and flood.

Covered property generally includes power plants, substations over $5 million in value, facilities, inventories, and gas distribution-related properties. Excluded property generally includes above-ground transmission and distribution lines, poles, and towers. This coverage is in place for Entergy Corporation, the Registrant Subsidiaries, and certain other Entergy subsidiaries, including the owners of the nuclear power plants in the Entergy Wholesale Commodities segment. Entergy also purchases $300 million in terrorism insurance coverage for its conventional property. The Terrorism Risk Insurance Reauthorization Act of 2007 created a government program that provides for up to $100 billion in coverage in excess of existing coverage for a terrorist event.

In addition to the conventional property insurance program, Entergy has purchased additional coverage ($20 million per occurrence) for some of its non-regulated, non-generation assets. This policy serves to buy-down the $20 million deductible and is placed on a scheduled location basis. The applicable deductibles are $100,000 to $250,000, except for properties that are damaged by flooding and properties whose values are greater than $20 million; these properties have a $500,000 deductible. Four nuclear locations have a $2.5 million deductible, which coincides with the nuclear property insurance deductible at each respective nuclear site.

GAS SYSTEM REBUILD INSURANCE PROCEEDS (ENTERGY NEW ORLEANS)

Entergy New Orleans received insurance proceeds for future construction expenditures associated with rebuilding its gas system, and the October 2006 City Council resolution approving the settlement of Entergy New Orleans's rate and storm-cost recovery filings requires Entergy New Orleans to record those proceeds in a designated sub-account of other deferred credits until the proceeds are spent on the rebuild project. This other deferred credit is shown as "Gas system rebuild insurance proceeds" on Entergy New Orleans's balance sheet.

Employment and Labor-Related Proceedings

The Registrant Subsidiaries and other Entergy subsidiaries are responding to various lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees, recognized bargaining representatives, and third parties not selected for open positions or providing services directly or indirectly to one or more of the Registrant Subsidiaries and other Entergy subsidiaries. Generally, the amount of damages being sought is not specified in these proceedings. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender, age, and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board or concerning the National Labor Relations Act; claims of retaliation; and claims for or regarding benefits under various Entergy Corporation-sponsored plans. Entergy and the Registrant Subsidiaries are responding to these lawsuits and proceedings and deny liability to the claimants. Management believes that loss exposure has been and will continue to be handled so that the ultimate resolution of these matters will not be material, in the aggregate, to the financial position, results of operation, or cash flows of Entergy or the Utility operating companies.

NOTE 9. ASSET RETIREMENT OBLIGATIONS

Accounting standards require the recording of liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of those assets. For Entergy, substantially all of its asset retirement obligations consist of its liability for decommissioning its nuclear power plants. In addition, an insignificant amount of removal costs associated with non-nuclear power plants is also included in the decommissioning line item on the balance sheets.

These liabilities are recorded at their fair values (which are the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation is accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The accretion will continue through the completion of the asset retirement activity. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets. The application of accounting standards related to asset retirement obligations is earnings neutral to the rate-regulated business of the Registrant Subsidiaries.

In accordance with ratemaking treatment and as required by regulatory accounting standards, the depreciation provisions for the Registrant Subsidiaries include a component for removal costs that are not asset retirement obligations under accounting standards. In accordance with regulatory accounting principles, the Registrant Subsidiaries have recorded regulatory assets (liabilities) in the following amounts to reflect their estimates of the difference between estimated incurred removal costs and estimated removal costs recovered in rates (in millions):

December 31,	2012	2011
Entergy Arkansas	$(12.2)	$(16.4)
Entergy Gulf States Louisiana	$(22.0)	$(30.3)
Entergy Louisiana	$ (9.2)	$(62.6)
Entergy Mississippi	$ 57.4	$ 48.5
Entergy New Orleans	$ 29.9	$ 16.3
Entergy Texas	$ 11.5	$ 4.5
System Energy	$ 56.8	$ 11.8

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2012 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2011	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of Dec. 31, 2012
Utility:					
Entergy Arkansas	$ 640.2	$ 40.5	$ –	$ –	$ 680.7
Entergy Gulf States Louisiana	$ 359.8	$ 21.0	$ –	$ –	$ 380.8
Entergy Louisiana	$ 345.8	$ 23.4	$ 48.9	$ –	$ 418.1
Entergy Mississippi	$ 5.7	$ 0.3	$ –	$ –	$ 6.0
Entergy New Orleans	$ 2.9	$ 0.2	$ –	$ (0.9)	$ 2.2
Entergy Texas	$ 3.9	$ 0.2	$ –	$ –	$ 4.1
System Energy	$ 445.4	$ 33.0	$ –	$ –	$ 478.4
Entergy Wholesale Commodities	$1,492.9	$119.4	$(58.5)	$(10.5)	$1,543.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2011 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2010	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of Dec. 31, 2011
Utility:					
Entergy Arkansas	$ 602.2	$ 38.0	$ –	$ –	$ 640.2
Entergy Gulf States Louisiana	$ 339.9	$ 19.9	$ –	$ –	$ 359.8
Entergy Louisiana	$ 321.2	$ 24.6	$ –	$ –	$ 345.8
Entergy Mississippi	$ 5.4	$ 0.3	$ –	$ –	$ 5.7
Entergy New Orleans	$ 3.4	$ 0.2	$ –	$(0.7)	$ 2.9
Entergy Texas	$ 3.6	$ 0.3	$ –	$ –	$ 3.9
System Energy	$ 452.8	$ 31.5	$(38.9)	$ –	$ 445.4
Entergy Wholesale Commodities	$1,420.0	$115.6	$(34.1)	$(8.6)	$1,492.9

Entergy periodically reviews and updates estimated decommissioning costs. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment. As described below, during 2012 and 2011 Entergy updated decommissioning cost estimates for certain nuclear power plants.

In the second quarter 2012, Entergy Louisiana recorded a revision to its estimated decommissioning cost liability for Waterford 3 as a result of a revised decommissioning cost study. The revised estimate resulted in a $48.9 million increase in its decommissioning cost liability, along with a corresponding increase in the related asset retirement costs asset that will be depreciated over the remaining life of the unit.

In the second quarter 2012, Entergy Wholesale Commodities recorded a reduction of $60.6 million in the estimated decommissioning cost liability for a plant as a result of a revised decommissioning cost study. The revised estimate resulted in a credit to decommissioning expense of $49 million, reflecting the excess of the reduction in the liability over the amount of the undepreciated asset retirement costs asset.

In the first quarter of 2011, System Energy recorded a revision to its estimated decommissioning cost liability for Grand Gulf as a result of a revised decommissioning cost study. The revised estimate resulted in a $38.9 million reduction in its decommissioning liability, along with a corresponding reduction in the related regulatory asset.

In the fourth quarter of 2011, Entergy Wholesale Commodities recorded a reduction of $34.1 million in the decommissioning cost liability for a plant as a result of a revised decommissioning cost study obtained to comply with a state regulatory requirement. The revised cost study resulted in a change in the undiscounted cash flows and a credit to decommissioning expense of $34.1 million, reflecting the excess of the reduction in the liability over the amount of undepreciated assets.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, NYPA retained the decommissioning trusts and the decommissioning liabilities. NYPA and Entergy subsidiaries executed decommissioning agreements, which specify their decommissioning obligations. NYPA has the rights to require the Entergy subsidiaries to assume each of the decommissioning liabilities provided that it assigns the corresponding decommissioning trust, up to a specified level, to the Entergy subsidiaries. If the decommissioning liabilities are retained by NYPA, the Entergy subsidiaries will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts. Entergy recorded an asset, which is now $546.5 million as of December 31, 2012, representing its estimate of the present value of the difference between the stipulated contract amount for decommissioning the plants less the decommissioning costs estimated in independent decommissioning cost studies. The asset is increased by monthly accretion based on the applicable discount rate necessary to ultimately provide for the estimated future value of the decommissioning contract. The monthly accretion is recorded as interest income.

Entergy maintains decommissioning trust funds that are committed to meeting the costs of decommissioning the nuclear power plants. The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets (liabilities) of Entergy as of December 31, 2012 are as follows (in millions):

	Decommissioning Trust Fair Values	Regulatory Asset (Liability)
Utility:		
ANO 1 and ANO 2	$ 600.6	$204.0
River Bend	$ 477.4	$ (1.7)
Waterford 3	$ 287.4	$126.7
Grand Gulf	$ 490.6	$ 58.9
Entergy Wholesale Commodities	$2,334.1	$ –

Entergy maintains decommissioning trust funds that are committed to meeting the costs of decommissioning the nuclear power plants. The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets of Entergy as of December 31, 2011 are as follows (in millions):

	Decommissioning Trust Fair Values	Regulatory Asset
Utility:		
ANO 1 and ANO 2	$ 541.7	$181.5
River Bend	$ 420.9	$ 5.5
Waterford 3	$ 254.0	$116.1
Grand Gulf	$ 423.4	$ 59.6
Entergy Wholesale Commodities	$2,148.0	$ –

NOTE 10. LEASES

General

As of December 31, 2012, Entergy had capital leases and non-cancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) with minimum lease payments as follows (in thousands):

Year	Operating Leases	Capital Leases
2013	$ 94,422	$ 6,494
2014	97,001	4,694
2015	80,172	4,615
2016	55,083	4,457
2017	38,771	4,457
Years thereafter	139,560	34,223
Minimum lease payments	505,009	58,940
Less: Amount representing interest	–	13,357
Present value of net minimum lease payments	$505,009	$45,583

Total rental expenses for all leases (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) amounted to $69.9 million in 2012, $75.3 million in 2011, and $80.8 million in 2010. In addition to the above rental expense, railcar operating lease payments and oil tank facilities lease payments are recorded in fuel expense in accordance with regulatory treatment. Railcar operating lease payments were $8.5 million in 2012, $8.3 million in 2011, and $8.4 million in 2010 for Entergy Arkansas

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

and $1.7 million in 2012, $2.0 million in 2011, and $2.3 million in 2010 for Entergy Gulf States Louisiana. Oil tank facilities lease payments for Entergy Mississippi were $3.4 million in 2012, $3.4 million in 2011, and $3.4 million in 2010.

Sale and Leaseback Transactions

WATERFORD 3 LEASE OBLIGATIONS

In 1989, in three separate but substantially identical transactions, Entergy Louisiana sold and leased back undivided interests in Waterford 3 for the aggregate sum of $353.6 million. The leases expire in July 2017. At the end of the lease terms, Entergy Louisiana has the option to repurchase the leased interests in Waterford 3 at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate. In the event that Entergy Louisiana does not renew or purchase the interests, Entergy Louisiana would surrender such interests and their associated entitlement of Waterford 3's capacity and energy.

Entergy Louisiana issued $208.2 million of non-interest bearing first mortgage bonds as collateral for the equity portion of certain amounts payable under the leases.

Upon the occurrence of certain events, Entergy Louisiana may be obligated to assume the outstanding bonds used to finance the purchase of the interests in the unit and to pay an amount sufficient to withdraw from the lease transaction. Such events include lease events of default, events of loss, deemed loss events, or certain adverse "Financial Events." "Financial Events" include, among other things, failure by Entergy Louisiana, following the expiration of any applicable grace or cure period, to maintain (i) total equity capital (including preferred membership interests) at least equal to 30% of adjusted capitalization, or (ii) a fixed charge coverage ratio of at least 1.50 computed on a rolling 12 month basis. As of December 31, 2012, Entergy Louisiana was in compliance with these provisions.

As of December 31, 2012, Entergy Louisiana had future minimum lease payments (reflecting an overall implicit rate of 7.45%) in connection with the Waterford 3 sale and leaseback transactions, which are recorded as long-term debt, as follows (in thousands):

2013	$ 26,301
2014	31,036
2015	28,827
2016	16,938
2017	106,335
Years thereafter	–
Total	209,437
Less: Amount representing interest	46,488
Present value of net minimum lease payments	**$162,949**

GRAND GULF LEASE OBLIGATIONS

In 1988, in two separate but substantially identical transactions, System Energy sold and leased back undivided ownership interests in Grand Gulf for the aggregate sum of $500 million. The leases expire in July 2015. At the end of the lease terms, System Energy has the option to repurchase the leased interests in Grand Gulf at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate. In the event that System Energy does not renew or purchase the interests, System Energy would surrender such interests and their associated entitlement of Grand Gulf's capacity and energy.

System Energy is required to report the sale-leaseback as a financing transaction in its financial statements. For financial reporting purposes, System Energy expenses the interest portion of the lease obligation and the plant depreciation. However, operating revenues include the recovery of the lease payments because the transactions are accounted for as a sale and leaseback for ratemaking purposes. Consistent with a recommendation contained in a FERC audit report, System Energy initially recorded as a net regulatory asset the difference between the recovery of the lease payments and the amounts expensed for interest and depreciation and continues to record this difference as a regulatory asset or liability on an ongoing basis, resulting in a zero net balance for the regulatory asset at the end of the lease term. The amount was a net regulatory liability of $27.8 million and $2.0 million as of December 31, 2012 and 2011, respectively.

As of December 31, 2012, System Energy had future minimum lease payments (reflecting an implicit rate of 5.13%), which are recorded as long-term debt, as follows (in thousands):

2013	$ 50,546
2014	51,637
2015	52,253
2016	–
2017	–
Years thereafter	–
Total	154,436
Less: Amount representing interest	15,543
Present value of net minimum lease payments	**$138,893**

NOTE 11. RETIREMENT, OTHER POSTRETIREMENT BENEFITS AND DEFINED CONTRIBUTION PLANS

Qualified Pension Plans

Entergy has seven qualified pension plans covering substantially all employees: "Entergy Corporation Retirement Plan for Non-Bargaining Employees," "Entergy Corporation Retirement Plan for Bargaining Employees," "Entergy Corporation Retirement Plan II for Non-Bargaining Employees," "Entergy Corporation Retirement Plan II for Bargaining Employees," "Entergy Corporation Retirement Plan III," "Entergy Corporation Retirement Plan IV for Non-Bargaining Employees," and "Entergy Corporation Retirement Plan IV for Bargaining Employees." The Registrant Subsidiaries participate in two of these plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees." Except for the Entergy Corporation Retirement Plan III, the pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. The Entergy Corporation Retirement Plan III includes a mandatory employee contribution of 3% of earnings during the first 10 years of plan participation, and allows voluntary contributions from 1% to 10% of earnings for a limited group of employees.

The assets of the seven qualified pension plans are held in a master trust established by Entergy. Each pension plan has an undivided beneficial interest in each of the investment accounts of the master trust that is maintained by a trustee. Use of the master trust permits the commingling of the trust assets of the pension plans of Entergy Corporation and its Registrant Subsidiaries for investment and administrative purposes. Although assets are commingled in the master trust, the trustee maintains supporting records for the purpose of allocating the equity in net earnings (loss) and the administrative expenses of the investment accounts to the various participating pension plans. The fair value of the trust assets is determined by the trustee and certain investment managers. The trustee calculates a daily earnings factor, including realized and unrealized gains or losses, collected and accrued income, and administrative expenses, and allocates earnings to each plan in the master trust on a pro rata basis.

Further, within each pension plan, the record of each Registrant Subsidiary's beneficial interest in the plan assets is maintained by the plan's actuary and is updated quarterly. Assets for each Registrant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Subsidiary are increased for investment income and contributions, and decreased for benefit payments. A plan's investment net income/(loss) (i.e. interest and dividends, realized gains and losses and expenses) is allocated to the Registrant Subsidiaries participating in that plan based on the value of assets for each Registrant Subsidiary at the beginning of the quarter adjusted for contributions and benefit payments made during the quarter.

Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. The Registrant Subsidiaries' pension costs are recovered from customers as a component of cost of service in each of their respective jurisdictions.

Components of Qualified Net Pension Cost and Other Amounts Recognized as a Regulatory Asset and/or Accumulated Other Comprehensive Income (AOCI)

Entergy Corporation and its subsidiaries' total 2012, 2011, and 2010 qualified pension costs and amounts recognized as a regulatory asset and/or other comprehensive income, including amounts capitalized, included the following components (in thousands):

	2012	2011	2010
Net periodic pension cost:			
Service cost - benefits earned during the period	$ 150,763	$ 121,961	$ 104,956
Interest cost on projected benefit obligation	260,929	236,992	231,206
Expected return on assets	(317,423)	(301,276)	(259,608)
Amortization of prior service cost	2,733	3,350	4,658
Recognized net loss	167,279	92,977	65,901
Net periodic pension costs	$ 264,281	$ 154,004	$ 147,113
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Net loss	$ 552,303	$1,045,624	$ 232,279
Amounts reclassified from regulatory asset and/or AOCI to net periodic pension cost in the current year:			
Amortization of prior service cost	(2,733)	(3,350)	(4,658)
Amortization of net loss	(167,279)	(92,977)	(65,901)
Total	$ 382,291	$ 949,297	$ 161,720
Total recognized as net periodic pension cost, regulatory asset, and/or AOCI (before tax)	$ 646,572	$1,103,301	$ 308,833
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic cost in the following year			
Prior service cost	$ 2,268	$ 2,733	$ 3,350
Net loss	$ 219,805	$ 169,064	$ 92,977

Qualified Pension Obligations, Plan Assets, Funded Status, Amounts Recognized in the Balance Sheet for Entergy Corporation and Its Subsidiaries as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Change in Projected Benefit Obligation (PBO)		
Balance at beginning of year	$ 5,187,635	$ 4,301,218
Service cost	150,763	121,961
Interest cost	260,929	236,992
Actuarial loss	693,017	703,895
Employee contributions	789	828
Benefits paid	(196,494)	(177,259)
Balance at end of year	$ 6,096,639	$ 5,187,635
Change in Plan Assets		
Fair value of assets at beginning of year	$ 3,399,916	$ 3,216,268
Actual return on plan assets	458,137	(40,453)
Employer contributions	170,512	400,532
Employee contributions	789	828
Benefits paid	(196,494)	(177,259)
Fair value of assets at end of year	$ 3,832,860	$ 3,399,916
Funded status	$(2,263,779)	$(1,787,719)
Amount recognized in the balance sheet		
Non-current liabilities	$(2,263,779)	$(1,787,719)
Amount recognized as a regulatory asset		
Prior service cost	$ 308	$ 9,836
Net loss	2,352,234	2,048,743
	$ 2,352,542	$ 2,058,579
Amount recognized as AOCI (before tax)		
Prior service cost	$ 9,444	$ 2,648
Net loss	633,146	551,613
	$ 642,590	$ 554,261

Other Postretirement Benefits

Entergy also currently provides health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age and meet certain eligibility requirements while still working for Entergy. Entergy uses a December 31 measurement date for its postretirement benefit plans.

Effective January 1, 1993, Entergy adopted an accounting standard requiring a change from a cash method to an accrual method of accounting for postretirement benefits other than pensions. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $241.4 million for Entergy (other than the former Entergy Gulf States) and $128 million for the former Entergy Gulf States (now split into Entergy Gulf States Louisiana and Entergy Texas). Such obligations are being amortized over a 20-year period that began in 1993 and ended in 2012. For the most part, the Registrant Subsidiaries recover accrued other postretirement benefit costs from customers and are required to contribute the other postretirement benefits collected in rates to an external trust.

Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Texas have received regulatory approval to recover accrued other postretirement benefit costs through rates. Entergy Arkansas began recovery in 1998, pursuant to an APSC order. This order also allowed Entergy Arkansas to amortize a regulatory asset (representing the difference between other postretirement benefit costs and cash expenditures for other postretirement benefits incurred from 1993 through 1997) over a 15-year period that began in January 1998 and ended in December 2012.

The LPSC ordered Entergy Gulf States Louisiana and Entergy Louisiana to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions. However, the LPSC retains the flexibility to examine individual companies' accounting for other postretirement benefits to determine if special exceptions to this order are warranted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy contribute the other postretirement benefit costs collected in rates into external trusts. System Energy is funding, on behalf of Entergy Operations, other postretirement benefits associated with Grand Gulf.

Trust assets contributed by participating Registrant Subsidiaries are in bank-administered master trusts, established by Entergy Corporation and maintained by a trustee. Each participating Registrant Subsidiary holds a beneficial interest in the trusts' assets. The assets in the master trusts are commingled for investment and administrative purposes. Although assets are commingled, supporting records are maintained for the purpose of allocating the beneficial interest in net earnings/(losses) and the administrative expenses of the investment accounts to the various participating plans and participating Registrant Subsidiaries. Beneficial interest in an investment account's net income/(loss) is comprised of interest and dividends, realized and unrealized gains and losses, and expenses. Beneficial interest from these investments is allocated to the plans and participating Registrant Subsidiary based on their portion of net assets in the pooled accounts.

Components of Net Other Postretirement Benefit Cost and Other Amounts Recognized as a Regulatory Asset and/or AOCI

Entergy Corporation's and its subsidiaries' total 2012, 2011, and 2010 other postretirement benefit costs, including amounts capitalized and amounts recognized as a regulatory asset and/or other comprehensive income, included the following components (in thousands):

	2012	2011	2010
Other postretirement costs:			
Service cost - benefits earned during the period	$ 68,883	$ 59,340	$ 52,313
Interest cost on APBO	82,561	74,522	76,078
Expected return on assets	(34,503)	(29,477)	(26,213)
Amortization of transition obligation	3,177	3,183	3,728
Amortization of prior service credit	(18,163)	(14,070)	(12,060)
Recognized net loss	36,448	21,192	17,270
Net other postretirement benefit cost	$138,403	$114,690	$111,116
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Prior service credit for period	$ –	$(29,507)	$ (50,548)
Net loss	92,584	236,594	82,189
Amounts reclassified from regulatory asset and/or AOCI to net periodic benefit cost in the current year:			
Amortization of transition obligation	(3,177)	(3,183)	(3,728)
Amortization of prior service credit	18,163	14,070	12,060
Amortization of net loss	(36,448)	(21,192)	(17,270)
Total	$ 71,122	$196,782	$ 22,703
Total recognized as net periodic benefit cost, regulatory asset, and/or AOCI (before tax)	$209,525	$311,472	$133,819
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic benefit cost in the following year			
Transition obligation	$ –	$ 3,177	$ 3,183
Prior service credit	$ (13,336)	$(18,163)	$ (14,070)
Net loss	$ 45,217	$ 43,127	$ 21,192

Other Postretirement Benefit Obligations, Plan Assets, Funded Status, and Amounts Not Yet Recognized and Recognized in the Balance Sheet of Entergy Corporation and its Subsidiaries as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Change in APBO		
Balance at beginning of year	$ 1,652,369	$ 1,386,370
Service cost	68,883	59,340
Interest cost	82,561	74,522
Plan amendments	–	(29,507)
Plan participant contributions	18,102	14,650
Actuarial loss	102,833	216,549
Benefits paid	(83,825)	(77,454)
Medicare Part D subsidy received	5,999	4,551
Early Retiree Reinsurance Program proceeds	–	3,348
Balance at end of year	$ 1,846,922	$ 1,652,369
Change in Plan Assets		
Fair value of assets at beginning of year	$ 427,172	$ 404,430
Actual return on plan assets	44,752	9,432
Employer contributions	82,247	76,114
Plan participant contributions	18,102	14,650
Early Retiree Reinsurance Program proceeds	–	–
Benefits paid	(83,825)	(77,454)
Fair value of assets at end of year	$ 488,448	$ 427,172
Funded status	$(1,358,474)	$(1,225,197)
Amounts recognized in the balance sheet		
Current liabilities	$ (33,813)	$ (32,832)
Non-current liabilities	(1,324,661)	(1,192,365)
Total funded status	$(1,358,474)	$(1,225,197)
Amounts recognized as a regulatory asset		
Transition obligation	$ –	$ 2,557
Prior service credit	(5,307)	(6,628)
Net loss	367,519	353,905
	$ 362,212	$ 349,834
Amounts recognized as AOCI (before tax)		
Transition obligation	$ –	$ 620
Prior service credit	(49,335)	(66,176)
Net loss	355,900	313,379
	$ 306,565	$ 247,823

Non-Qualified Pension Plans

Entergy also sponsors non-qualified, non-contributory defined benefit pension plans that provide benefits to certain key employees. Entergy recognized net periodic pension cost related to these plans of $26.5 million in 2012, $24 million in 2011, and $27.2 million in 2010. In 2012, 2011, and 2010 Entergy recognized $6.3 million, $4.6 million, and $9.3 million, respectively in settlement charges related to the payment of lump sum benefits out of the plan that is included in the non-qualified pension plan cost above. The projected benefit obligation was $199.3 million and $164.4 million as of December 31, 2012 and 2011, respectively. The accumulated benefit obligation was $180.6 million and $146.5 million as of December 31, 2012 and 2011, respectively.

Entergy's non-qualified, non-current pension liability at December 31, 2012 and 2011 was $137.2 million and $153.2 million, respectively; and its current liability was $62.1 million and $11.2 million, respectively. The unamortized transition asset, prior service cost and net loss are recognized in regulatory assets ($81.2 million at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

December 31, 2012 and $58.9 million at December 31, 2011) and accumulated other comprehensive income before taxes ($32.5 million at December 31, 2012 and $27.2 million at December 31, 2011).

Accounting for Pension and Other Postretirement Benefits

Accounting standards require an employer to recognize in its balance sheet the funded status of its benefit plans. This is measured as the difference between plan assets at fair value and the benefit obligation. Entergy uses a December 31 measurement date for its pension and other postretirement plans. Employers are to record previously unrecognized gains and losses, prior service costs, and any remaining transition asset or obligation (that resulted from adopting prior pension and other postretirement benefits accounting standards) as comprehensive income and/or as a regulatory asset reflective of the recovery mechanism for pension and other postretirement benefit costs in the Registrant Subsidiaries' respective regulatory jurisdictions. For the portion of Entergy Gulf States Louisiana that is not regulated, the unrecognized prior service cost, gains and losses, and transition asset/obligation for its pension and other postretirement benefit obligations are recorded as other comprehensive income. Entergy Gulf States Louisiana and Entergy Louisiana recover other postretirement benefit costs on a pay as you go basis and record the unrecognized prior service cost, gains and losses, and transition obligation for its other postretirement benefit obligation as other comprehensive income. Accounting standards also requires that changes in the funded status be recorded as other comprehensive income and/or a regulatory asset in the period in which the changes occur.

With regard to pension and other postretirement costs, Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

Qualified Pension and Other Postretirement Plans' Assets

The Plan Administrator's trust asset investment strategy is to invest the assets in a manner whereby long-term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

In the optimization studies, the Plan Administrator formulates assumptions about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period. Target asset allocations adjust dynamically based on the funded status of the pension plans. The following targets and ranges were established to produce an acceptable, economically efficient plan to manage around the targets. The target asset allocation range below for pension shows the ranges within which the allocation may adjust based on funded status, with the expectation that the allocation to fixed-income securities will increase as the pension funded status increases. The target and range asset allocation for postretirement assets reflects changes made in 2012 as recommended in the latest optimization study.

Entergy's qualified pension and postretirement weighted-average asset allocations by asset category at December 31, 2012 and 2011 and the target asset allocation and ranges are as follows (in percentages):

Pension Asset Allocation	Target	Range	Actual 2012	Actual 2011
Domestic Equity Securities	45	34 to 53	44	44
International Equity Securities	20	16 to 24	20	18
Fixed-Income Securities	35	31 to 41	35	37
Other	–	– to 10	1	1

Postretirement Asset Allocation	Non-Taxable Target	Non-Taxable Range	Non-Taxable 2012	Non-Taxable 2011	Taxable Target	Taxable Range	Taxable 2012	Taxable 2011
Domestic Equity Securities	39	34 to 44	38	39	39	34 to 44	39	35
International Equity Securities	26	21 to 31	28	15	26	21 to 31	27	–
Fixed-Income Securities	35	30 to 40	34	46	35	30 to 40	34	64
Other	–	– to 5	–	–	–	– to 5	–	1

In determining its expected long-term rate of return on plan assets used in the calculation of benefit plan costs, Entergy reviews past performance, current and expected future asset allocations, and capital market assumptions of its investment consultant and investment managers.

The expected long-term rate of return for the qualified pension plans' assets is based primarily on the geometric average of the historical annual performance of a representative portfolio weighted by the target asset allocation defined in the table above, along with other indications of expected return on current assets and expected return available for reinvestment. The time period reflected is a long dated period spanning several decades.

The expected long-term rate of return for the non-taxable postretirement trust assets is determined using the same methodology described above for pension assets, but the asset allocation specific to the non-taxable postretirement assets is used.

For the taxable postretirement trust assets, the investment allocation includes tax-exempt fixed-income securities. This asset allocation in combination with the same methodology employed to determine the expected return for other trust assets (as described above), with a modification to reflect applicable taxes, is used to produce the expected long-term rate of return for taxable postretirement trust assets.

Concentrations of Credit Risk

Entergy's investment guidelines mandate the avoidance of risk concentrations. Types of concentrations specified to be avoided include, but are not limited to, investment concentrations in a single entity, type of industry, foreign country, geographic area and individual security issuance. As of December 31, 2012 all investment managers and assets were materially in compliance with the approved investment guidelines, therefore there were no significant concentrations (defined as greater than 10 percent of plan assets) of risk in Entergy's pension and other postretirement benefit plan assets.

The Plan Administrator's trust asset investment strategy is to invest the assets in a manner whereby long-term earnings on the assets (plus cash contributions) provide adequate funding for retiree benefit payments. The mix of assets is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense.

Fair Value Measurements

Accounting standards provide the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

- Level 1 - Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by an independent party that uses inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden if it is believed such would be more reflective of fair value. Level 2 inputs include the following:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; or
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If an asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy, measured at fair value on a recurring basis at December 31, 2012, and December 31, 2011, a summary of the investments held in the master trusts for Entergy's qualified pension and other postretirement plans in which the Registrant Subsidiaries participate (in thousands):

Qualified Pension Trust

2012	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate stocks:				
Preferred	$ 861[(b)]	$ 5,906[(a)]	$-	$ 6,767
Common	787,132[(b)]	–	–	787,132
Common collective trusts	–	1,620,315[(c)]	–	1,620,315
Fixed income securities:				
U.S. Government securities	161,593[(b)]	150,068[(a)]	–	311,661
Corporate debt instruments	–	429,813[(a)]	–	429,813
Registered investment companies	50,029[(d)]	483,509[(e)]	–	533,538
Other	–	111,001[(f)]	–	111,001
Other:				
Insurance company general account (unallocated contracts)	–	36,252[(g)]	–	36,252
Total investments	$999,615	$2,836,864	$-	$3,836,479
Cash				571
Other pending transactions				4,594
Less: Other postretirement assets included in total investments				(8,784)
Total fair value of qualified pension assets				$3,832,860

2011	Level 1	Level 2	Level 3	Total
Equity securities:				
Corporate stocks:				
Preferred	$ 3,738[(b)]	$ 8,014[(a)]	$-	$ 11,752
Common	1,010,491[(b)]	–	–	1,010,491
Common collective trusts	–	1,074,178[(c)]	–	1,074,178
Fixed income securities:				
U.S. Government securities	142,509[(b)]	157,737[(a)]	–	300,246
Corporate debt instruments	–	380,558[(a)]	–	380,558
Registered investment companies	53,323[(d)]	444,275[(e)]	–	497,598
Other	–	101,674[(f)]	–	101,674
Other:				
Insurance company general account (unallocated contracts)	–	34,696[(g)]	–	34,696
Total investments	$1,210,061	$2,201,132	$-	$3,411,193
Cash				75
Other pending transactions				(9,238)
Less: Other postretirement assets included in total investments				(2,114)
Total fair value of qualified pension assets				$3,399,916

Other Postretirement Trusts

2012	Level 1	Level 2	Level 3	Total
Equity securities:				
Common collective trust	$ –	$ 314,478[(c)]	$-	$ 314,478
Fixed income securities:				
U.S. Government securities	36,392[(b)]	43,398[(a)]	–	79,790
Corporate debt instruments	–	42,163[(a)]	–	42,163
Registered investment companies	3,229[(d)]	–	–	3,229
Other	–	39,846[(f)]	–	39,846
Total investments	$ 39,621	$ 439,885	$-	$ 479,506
Other pending transactions				158
Plus: Other postretirement assets included in the investments of the qualified pension trust				8,784
Total fair value of other postretirement assets				$ 488,448

2011	Level 1	Level 2	Level 3	Total
Equity securities:				
Common collective trust	$ –	$ 208,812[(c)]	$-	$ 208,812
Fixed income securities:				
U.S. Government securities	42,577[(b)]	57,151[(a)]	–	99,728
Corporate debt instruments	–	42,807[(a)]	–	42,807
Registered investment companies	4,659[(d)]	–	–	4,659
Other	–	69,287[(f)]	–	69,287
Total investments	$ 47,236	$ 378,057	$-	$ 425,293
Other pending transactions				(235)
Plus: Other postretirement assets included in the investments of the qualified pension trust				2,114
Total fair value of other postretirement assets				$ 427,172

(a) Certain preferred stocks and fixed income debt securities (corporate, government, and securitized) are stated at fair value as determined by broker quotes.

(b) Common stocks, treasury notes and bonds, and certain preferred stocks and fixed income debt securities are stated at fair value determined by quoted market prices.

(c) The common collective trusts hold investments in accordance with stated objectives. The investment strategy of the trusts is to capture the growth potential of equity markets by replicating the performance of a specified index. Net asset value per share of the common collective trusts estimate fair value.

(d) The registered investment company is a money market mutual fund with a stable net asset value of one dollar per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

(e) *The registered investment company holds investments in domestic and international bond markets and estimates fair value using net asset value per share.*

(f) *The other remaining assets are U.S. municipal and foreign government bonds stated at fair value as determined by broker quotes.*

(g) *The unallocated insurance contract investments are recorded at contract value, which approximates fair value. The contract value represents contributions made under the contract, plus interest, less funds used to pay benefits and contract expenses, and less distributions to the master trust.*

Accumulated Pension Benefit Obligation

The accumulated benefit obligation for Entergy's qualified pension plans was $5.4 billion and $4.6 billion at December 31, 2012 and 2011, respectively.

Estimated Future Benefit Payments

Based upon the assumptions used to measure Entergy's qualified pension and other postretirement benefit obligations at December 31, 2012, and including pension and other postretirement benefits attributable to estimated future employee service, Entergy expects that benefits to be paid and the Medicare Part D subsidies to be received over the next ten years for Entergy Corporation and its subsidiaries will be as follows (in thousands):

	Estimated Future Benefits Payments			
Year(s)	Qualified Pension	Non-Qualified Pension	Other Postretirement (before Medicare Subsidy)	Estimated Future Medicare Subsidy Receipts
2013	$ 195,907	$62,087	$ 74,981	$ 7,875
2014	$ 209,807	$12,440	$ 79,073	$ 8,641
2015	$ 224,922	$13,412	$ 83,788	$ 9,476
2016	$ 242,186	$10,174	$ 88,458	$10,358
2017	$ 261,448	$12,248	$ 94,340	$11,314
2018 - 2022	$1,648,774	$67,055	$566,249	$72,926

Contributions

Entergy currently expects to contribute approximately $163.3 million to its qualified pension plans and approximately $82.5 million to other postretirement plans in 2013. The expected 2013 pension and other postretirement plan contributions of the Registrant Subsidiaries are shown below. The required pension contributions will not be known with more certainty until the January 1, 2013 valuations are completed by April 1, 2013.

Actuarial Assumptions

The significant actuarial assumptions used in determining the pension PBO and the other postretirement benefit APBO as of December 31, 2012, and 2011 were as follows:

	2012	2011
Weighted-average discount rate:		
Qualified pension	4.31% - 4.50%	5.10% - 5.20%
Other postretirement	4.36%	5.10%
Non-qualified pension	3.37%	4.40%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2012, 2011, and 2010 were as follows:

	2012	2011	2010
Weighted-average discount rate:			
Qualified pension	5.10% - 5.20%	5.60% - 5.70%	6.10% - 6.30%
Other postretirement	5.10%	5.50%	6.10%
Non-qualified pension	4.40%	4.90%	5.40%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%	4.23%
Expected long-term rate of return on plan assets:			
Pension assets	8.50%	8.50%	8.50%
Other postretirement non-taxable assets	8.50%	7.75%	7.75%
Other postretirement taxable assets	6.50%	5.50%	5.50%

Entergy's other postretirement benefit transition obligations were amortized over 20 years ending in 2012.

The assumed health care cost trend rate used in measuring Entergy's December 31, 2012 APBO was 7.50% for pre-65 retirees and 7.25% for post-65 retirees for 2013, gradually decreasing each successive year until it reaches 4.75% in 2022 and beyond for both pre-65 and post-65 retirees. The assumed health care cost trend rate used in measuring Entergy's 2012 Net Other Postretirement Benefit Cost was 7.75% for pre-65 retirees and 7.50% for post-65 retirees for 2012, gradually decreasing each successive year until it reaches 4.75% in 2022 and beyond for pre-65 retirees and 4.75% in 2022 and beyond for post-65 retirees. A one percentage point change in the assumed health care cost trend rate for 2012 would have the following effects (in thousands):

	1 Percentage Point Increase		1 Percentage Point Decrease	
2012	Impact on the APBO	Impact on the sum of service costs and interest cost	Impact on the APBO	Impact on the sum of service costs and interest cost
Entergy Corporation and its subsidiaries	$274,059	$28,455	$(220,654)	$(22,210)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Medicare Prescription Drug, Improvement and Modernization Act of 2003

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 became law. The Act introduces a prescription drug benefit cost under Medicare (Part D), which started in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

The actuarially estimated effect of future Medicare subsidies reduced the December 31, 2012 and 2011 Accumulated Postretirement Benefit Obligation by $316.6 million and $274 million, respectively, and reduced the 2012, 2011, and 2010 other postretirement benefit cost by $31.2 million, $33.0 million, and $26.6 million, respectively. In 2012, Entergy received $6 million in Medicare subsidies for prescription drug claims.

Defined Contribution Plans

Entergy sponsors the Savings Plan of Entergy Corporation and Subsidiaries (System Savings Plan). The System Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. The employing Entergy subsidiary makes matching contributions for all non-bargaining and certain bargaining employees to the System Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings per pay period. The 70% match is allocated to investments as directed by the employee.

Entergy also sponsors the Savings Plan of Entergy Corporation and Subsidiaries IV (established in 2002), the Savings Plan of Entergy Corporation and Subsidiaries VI (established in April 2007), and the Savings Plan of Entergy Corporation and Subsidiaries VII (established in April 2007) to which matching contributions are also made. The plans are defined contribution plans that cover eligible employees, as defined by each plan, of Entergy and its subsidiaries. Effective June 3, 2010, employees participating in the Savings Plan of Entergy Corporation and Subsidiaries II (Savings Plan II) were transferred into the System Savings Plan when Savings Plan II merged into the System Savings Plan.

Entergy's subsidiaries' contributions to defined contribution plans collectively were $43.7 million in 2012, $42.6 million in 2011, and $41.8 million in 2010. The majority of the contributions were to the System Savings Plan.

NOTE 12. STOCK-BASED COMPENSATION

Entergy grants stock options, restricted stock, performance units, and restricted unit awards to key employees of the Entergy subsidiaries under its Equity Ownership Plans which are shareholder-approved stock-based compensation plans. The Equity Ownership Plan, as restated in February 2003 (2003 Plan), had 743,129 authorized shares remaining for long-term incentive and restricted unit awards as of December 31, 2012. Effective January 1, 2007, Entergy's shareholders approved the 2007 Equity Ownership and Long-Term Cash Incentive Plan (2007 Plan). The maximum aggregate number of common shares that can be issued from the 2007 Plan for stock-based awards is 7,000,000 with no more than 2,000,000 available for non-option grants. The 2007 Plan, which only applies to awards made on or after January 1, 2007, will expire after 10 years. As of December 31, 2012, there were 1,075,702 authorized shares remaining for stock-based awards, all of which are available for non-option grants. Effective May 6, 2011, Entergy's shareholders approved the 2011 Equity Ownership and Long-Term Cash Incentive Plan (2011 Plan). The maximum number of common shares that can be issued from the 2011 Plan for stock-based awards is 5,500,000 with no more than 2,000,000 available for incentive stock option grants. The 2011 Plan, which only applies to awards made on or after May 6, 2011, will expire after 10 years. As of December 31, 2012, there were 4,263,138 authorized shares remaining for stock-based awards, including 1,447,600 for incentive stock option grants.

Stock Options

Stock options are granted at exercise prices that equal the closing market price of Entergy Corporation common stock on the date of grant. Generally, stock options granted will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Unless they are forfeited previously under the terms of the grant, options expire ten years after the date of the grant if they are not exercised.

The following table includes financial information for stock options for each of the years presented (in millions):

	2012	2011	2010
Compensation expense included in Entergy's consolidated net income	$7.7	$10.4	$15.0
Tax benefit recognized in Entergy's consolidated net income	$3.0	$ 4.0	$ 5.8
Compensation cost capitalized as part of fixed assets and inventory	$1.5	$ 2.0	$ 2.9

Entergy determines the fair value of the stock option grants by considering factors such as lack of marketability, stock retention requirements, and regulatory restrictions on exercisability in accordance with accounting standards. The stock option weighted-average assumptions used in determining the fair values are as follows:

	2012	2011	2010
Stock price volatility	25.11%	24.25%	25.73%
Expected term in years	6.55	6.64	5.46
Risk-free interest rate	1.22%	2.70%	2.57%
Dividend yield	4.50%	4.20%	3.74%
Dividend payment per share	$3.32	$3.32	$3.24

Stock price volatility is calculated based upon the daily public stock price volatility of Entergy Corporation common stock over a period equal to the expected term of the award. The expected term of the options is based upon historical option exercises and the weighted average life of options when exercised and the estimated weighted average life of all vested but unexercised options. In 2008, Entergy implemented stock ownership guidelines for its senior executive officers. These guidelines require an executive officer to own shares of Entergy Corporation common stock equal to a specified multiple of his or her salary. Until an executive officer achieves this ownership position the executive officer is required to retain 75% of the after-tax net profit upon exercise of the option to be held in Entergy Corporation common stock. The reduction in fair value of the stock options due to this restriction is based upon an estimate of the call option value of the reinvested gain discounted to present value over the applicable reinvestment period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

A summary of stock option activity for the year ended December 31, 2012 and changes during the year are presented below:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life
Options outstanding as of January 1, 2012	10,459,418	$75.46		
Options granted	552,400	$71.30		
Options exercised	(1,407,159)	$44.46		
Options forfeited/expired	(46,313)	$76.83		
Options outstanding as of December 31, 2012	9,558,346	$79.77	$–	4.6 years
Options exercisable as of December 31, 2012	8,442,157	$80.61	$–	5.1 years
Weighted-average grant-date fair value of options granted during 2012	$9.42			

The weighted-average grant-date fair value of options granted during the year was $11.48 for 2011 and $13.18 for 2010. The total intrinsic value of stock options exercised was $39.8 million during 2012, $29.6 million during 2011, and $36.6 million during 2010. The intrinsic value, which has no effect on net income, of the stock options exercised is calculated by the difference in Entergy Corporation's common stock price on the date of exercise and the exercise price of the stock options granted. Because Entergy's year-end stock price is less than the weighted average exercise price, the aggregate intrinsic value of outstanding stock options as of December 31, 2012 was zero. The intrinsic value of "in the money" stock options is $7.8 million as of December 31, 2012. Entergy recognizes compensation cost over the vesting period of the options based on their grant-date fair value. The total fair value of options that vested was approximately $11 million during 2012, $16 million during 2011, and $21 million during 2010.

The following table summarizes information about stock options outstanding as of December 31, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of 12/31/2012	Weighted-Average Remaining Contractual Life-Yrs.	Weighted-Average Exercise Price	Number Exercisable at 12/31/2012	Weighted-Average Exercise Price
$37 - $50.99	177,046	0.1	$ 44.45	177,046	$ 44.45
$51 - $64.99	858,997	1.2	$ 58.60	858,997	$ 58.60
$65 - $78.99	5,419,319	5.3	$ 72.91	4,303,130	$ 72.77
$79 - $91.99	1,622,984	4.1	$ 91.82	1,622,984	$ 91.82
$92 - $108.20	1,480,000	5.1	$108.20	1,480,000	$108.20
$37 - $108.20	9,558,346	4.6	$ 79.77	8,442,157	$ 80.61

Stock-based compensation cost related to non-vested stock options outstanding as of December 31, 2012 not yet recognized is approximately $5.2 million and is expected to be recognized over a weighted-average period of 1.6 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Restricted Stock Awards

In January 2012 the Board approved and Entergy granted 339,700 restricted stock awards under the 2011 Equity Ownership and Long-term Cash Incentive Plan. The restricted stock awards were made effective as of January 26, 2012 and were valued at $71.30 per share, which was the closing price of Entergy Corporation's common stock on that date. One-third of the restricted stock awards will vest upon each anniversary of the grant date and are expensed ratably over the three year vesting period. Shares of restricted stock have the same dividend and voting rights as other common stock and are considered issued and outstanding shares of Entergy upon vesting.

The following table includes financial information for restricted stock for each of the years presented (in millions):

	2012	2011	2010
Compensation expense included in Entergy's consolidated net income	$11.4	$3.9	$–
Tax benefit recognized in Entergy's consolidated net income	$ 4.4	$1.5	$–
Compensation cost capitalized as part of fixed assets and inventory	$ 2.0	$0.7	$–

Long-Term Performance Unit Program

Entergy grants long-term incentive awards earned under its stock benefit plans in the form of performance units, which are equal to the cash value of shares of Entergy Corporation common stock at the end of the performance period, which is the last trading day of the year. Performance units will pay out to the extent that the performance conditions are satisfied. In addition to the potential for equivalent share appreciation or depreciation, performance units will earn the cash equivalent of the dividends paid during the three-year performance period applicable to each plan. The costs of incentive awards are charged to income over the three-year period. Beginning with the 2012-2014 performance period, upon vesting, the performance units granted under the Long-Term Performance Unit Program will be settled in shares of Entergy common stock rather than cash. In January 2012 the Board approved and Entergy granted 176,742 performance units under the 2011 Equity Ownership and Long-Term Cash Incentive Plan. The performance units were made effective as of January 27, 2012, and were valued at $67.11 per share. Entergy considers factors, primarily market conditions, in determining the value of the performance units. Shares of the performance units have the same dividend and voting rights as other common stock, are considered issued and outstanding shares of Entergy upon vesting, and are expensed ratably over the three-year vesting period.

The following table includes financial information for the long-term performance units for each of the years presented (in millions):

	2012	2011	2010
Fair value of long-term performance units as of December 31,	$ 4.3	$7.3	$10.1
Compensation expense included in Entergy's consolidated net income	$(5.0)	$0.7	$ (0.9)
Tax benefit (expense) recognized in Entergy's consolidated net income	$(1.9)	$0.3	$ (0.4)
Compensation cost capitalized as part of fixed assets and inventory	$(0.9)	$0.1	$ 0.1

There was no payout in 2012 for the performance units granted in 2009 applicable to the 2009 – 2011 performance period.

Restricted Unit Awards

Entergy grants restricted unit awards earned under its stock benefit plans in the form of stock units that are subject to time-based restrictions. The restricted units are equal to the cash value of shares of Entergy Corporation common stock at the time of vesting. The costs of restricted unit awards are charged to income over the restricted period, which varies from grant to grant. The average vesting period for restricted unit awards granted is 36 months. As of December 31, 2012, there were 78,820 unvested restricted units that are expected to vest over an average period of 17 months.

The following table includes financial information for restricted unit awards for each of the years presented (in millions):

	2012	2011	2010
Fair value of restricted awards as of December 31,	$3.0	$6.6	$8.3
Compensation expense included in Entergy's consolidated net income	$1.3	$3.7	$3.9
Tax benefit recognized in Entergy's consolidated net income	$0.5	$1.4	$1.5
Compensation cost capitalized as part of fixed assets and inventory	$0.2	$0.7	$0.9

Entergy paid $5.3 million in 2012 for awards under the Restricted Units Awards Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 13. BUSINESS SEGMENT INFORMATION

Entergy's reportable segments as of December 31, 2012 are Utility and Entergy Wholesale Commodities. Utility includes the generation, transmission, distribution, and sale of electric power in portions of Arkansas, Louisiana, Mississippi, and Texas, and natural gas utility service in portions of Louisiana. Entergy Wholesale Commodities includes the ownership and operation of six nuclear power plants located in the northern United States and the sale of the electric power produced by those plants to wholesale customers. Entergy Wholesale Commodities also includes the ownership of interests in non-nuclear power plants that sell the electric power produced by those plants to wholesale customers. "All Other" includes the parent company, Entergy Corporation, and other business activity, including the earnings on the proceeds of sales of previously-owned businesses.

In the fourth quarter 2012, Entergy moved two subsidiaries from All Other to the Entergy Wholesale Commodities segment to improve the alignment of certain intercompany items and income tax activity. The 2011 and 2010 information in the tables below has been restated to reflect the change.

Entergy's segment financial information is as follows (in thousands):

	Utility	Entergy Wholesale Commodities*	All Others	Eliminations	Consolidated
2012					
Operating revenues	$ 8,005,091	$ 2,326,309	$ 4,048	$ (33,369)	$10,302,079
Deprec., amort. & decomm.	1,076,845	248,143	4,357	-	1,329,345
Interest and investment income	150,292	105,062	30,656	(158,234)	127,776
Interest expense	476,485	17,900	126,913	(52,014)	569,284
Income taxes	49,340	61,329	(79,814)	-	30,855
Consolidated net income (loss)	960,322	40,427	(26,167)	(106,219)	868,363
Total assets	35,438,130	9,623,345	(509,985)	(1,348,988)	43,202,502
Investment in affiliates - at equity	199	46,539	-	-	46,738
Cash paid for long-lived asset additions	3,182,695	577,652	619	-	3,760,966
2011					
Operating revenues	$ 8,841,828	$ 2,413,773	$ 4,157	$ (30,685)	$11,229,073
Deprec., amort. & decomm.	1,027,597	260,643	4,557	-	1,292,797
Interest and investment income	158,737	99,762	16,368	(145,873)	128,994
Interest expense	455,739	33,067	60,113	(35,292)	513,627
Income taxes	27,311	176,286	82,666	-	286,263
Consolidated net income (loss)	1,123,866	491,846	(137,760)	(110,580)	1,367,372
Total assets	32,734,549	9,796,529	228,691	(2,058,070)	40,701,699
Investment in affiliates - at equity	199	44,677	-	-	44,876
Cash paid for long-lived asset additions	2,351,913	1,048,146	(402)	-	3,399,657
2010					
Operating revenues	$ 8,941,332	$ 2,566,156	$ 7,442	$ (27,353)	$11,487,577
Deprec., amort. & decomm.	1,006,385	270,663	4,582	-	1,281,630
Interest and investment income	182,493	140,729	73,808	(212,953)	184,077
Interest expense	493,241	102,728	98,594	(119,396)	575,167
Income taxes	454,227	247,775	(84,763)	-	617,239
Consolidated net income	829,719	450,104	84,039	(93,557)	1,270,305
Total assets	31,080,240	10,102,817	(714,968)	(1,782,813)	38,685,276
Investment in affiliates - at equity	199	40,498	-	-	40,697
Cash paid for long-lived asset additions	1,766,609	687,313	75	-	2,453,997

*Businesses marked with * are sometimes referred to as the "competitive businesses." Eliminations are primarily intersegment activity. Almost all of Entergy's goodwill is related to the Utility segment.*

On April 5, 2010, Entergy announced that, effective immediately, it planned to unwind the business infrastructure associated with its proposed plan to spin-off its non-utility nuclear business. As a result of the plan to unwind the business infrastructure, Entergy recorded expenses in the Entergy Wholesale Commodities segment. Other operating and maintenance expense in 2010 includes the write-off of $64 million of capital costs, primarily for software that will not be utilized. Interest charges in 2010 include the write-off of $39 million of debt financing costs, primarily incurred for the $1.2 billion credit facility related to the planned spin-off of Entergy's non-utility nuclear business that will not be used. Approximately $16 million of other costs were incurred in 2010 in connection with unwinding the planned non-utility nuclear spin-off transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Geographic Areas

For the years ended December 31, 2012, 2011, and 2010, the amount of revenue Entergy derived from outside of the United States was insignificant. As of December 31, 2012 and 2011, Entergy had no long-lived assets located outside of the United States.

NOTE 14. EQUITY METHOD INVESTMENTS

As of December 31, 2012, Entergy owns investments in the following companies that it accounts for under the equity method of accounting:

Investment	Ownership	Description
RS Cogen LLC	50% member interest	Co-generation project that produces power and steam on an industrial and merchant basis in the Lake Charles, Louisiana area.
Top Deer	50% member interest	Wind-powered electric generation joint venture.

Following is a reconciliation of Entergy's investments in equity affiliates (in thousands):

	2012	2011	2010
Beginning of year	$44,876	$40,697	$39,580
Income (loss) from the investments	1,162	(88)	(2,469)
Dispositions and other adjustments	700	4,267	3,586
End of year	**$46,738**	**$44,876**	**$40,697**

Transactions with Equity Method Investees

Entergy Gulf States Louisiana purchased approximately $2.8 million, $41.1 million, and $50.8 million of electricity generated from Entergy's share of RS Cogen in 2012, 2011, and 2010, respectively. Entergy's operating transactions with its other equity method investees were not significant in 2012, 2011, or 2010.

NOTE 15. ACQUISITIONS AND DISPOSITIONS

Acquisitions

HOT SPRING ENERGY FACILITY

In November 2012, Entergy Arkansas purchased the Hot Spring Energy Facility, a 620 MW combined-cycle natural gas turbine unit located in Malvern, Arkansas, from KGen Hot Spring LLC for approximately $253 million. The FERC and the APSC approved the transaction.

HINDS ENERGY FACILITY

In November 2012, Entergy Mississippi purchased the Hinds Energy Facility, a 450 MW combined-cycle natural gas turbine unit located in Jackson, Mississippi, from KGen Hinds LLC for approximately $206 million. The FERC and the MPSC approved the transaction.

ACADIA

In April 2011, Entergy Louisiana purchased Unit 2 of the Acadia Energy Center, a 580 MW generating unit located near Eunice, Louisiana, from an independent power producer. The Acadia Energy Center, which entered commercial service in 2002, consists of two combined-cycle gas-fired generating units, each nominally rated at 580 MW. Entergy Louisiana purchased 100 percent of Acadia Unit 2 and a 50 percent ownership interest in the facility's common assets for approximately $300 million. In a separate transaction, Cleco Power acquired Acadia Unit 1 and the other 50 percent interest in the facility's common assets. Cleco Power will serve as operator for the entire facility. The FERC and the LPSC approved the transaction.

RHODE ISLAND STATE ENERGY CENTER

In December 2011 a subsidiary in the Entergy Wholesale Commodities business segment purchased the Rhode Island State Energy Center, a 583 MW natural gas-fired combined-cycle generating plant located in Johnston, Rhode Island, from a subsidiary of NextEra Energy Resources, for approximately $346 million. The Rhode Island State Energy Center began commercial operation in 2002.

PALISADES PURCHASED POWER AGREEMENT

Entergy's purchase of the Palisades plant in 2007 included a unit-contingent, 15-year purchased power agreement (PPA) with Consumers Energy for 100% of the plant's output, excluding any future uprates. Prices under the PPA range from $43.50/MWh in 2007 to $61.50/MWh in 2022, and the average price under the PPA is $51/MWh. For the PPA, which was at below-market prices at the time of the acquisition, Entergy will amortize a liability to revenue over the life of the agreement. The amount that will be amortized each period is based upon the difference between the present value calculated at the date of acquisition of each year's difference between revenue under the agreement and revenue based on estimated market prices. Amounts amortized to revenue were $17 million in 2012, $43 million in 2011, and $46 million in 2010. The amounts to be amortized to revenue for the next five years will be $18 million in 2013, $16 million for 2014, $15 million for 2015, $13 million for 2016, and $12 million for 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NYPA Value Sharing Agreements

Entergy's purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, Entergy subsidiaries and NYPA amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, Entergy subsidiaries will make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy subsidiaries will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year's output is due by January 15 of the following year. Entergy will record the liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. An amount equal to the liability will be recorded to the plant asset account as contingent purchase price consideration for the plants. In 2012, 2011, and 2010, Entergy Wholesale Commodities recorded approximately $72 million as plant for generation during each of those years. This amount will be depreciated over the expected remaining useful life of the plants.

Dispositions

Harrison County

In the fourth quarter 2010, an Entergy Wholesale Commodities subsidiary sold its ownership interest in the Harrison County Power Project 550 MW combined-cycle plant to two Texas electric cooperatives that owned a minority share of the Marshall, Texas unit. Entergy sold its 61 percent share of the plant for $219 million and realized a gain of $44.2 million ($27.2 million net-of-tax) on the sale.

NOTE 16. RISK MANAGEMENT AND FAIR VALUES

Market and Commodity Risks

In the normal course of business, Entergy is exposed to a number of market and commodity risks. Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk. Entergy is subject to a number of commodity and market risks, including:

Type of Risk	Affected Businesses
Power price risk	Utility, Entergy Wholesale Commodities
Fuel price risk	Utility, Entergy Wholesale Commodities
Equity price and interest rate risk - investments	Utility, Entergy Wholesale Commodities

Entergy manages a portion of these risks using derivative instruments, some of which are classified as cash flow hedges due to their financial settlement provisions while others are classified as normal purchase/normal sale transactions due to their physical settlement provisions. Normal purchase/normal sale risk management tools include power purchase and sales agreements, fuel purchase agreements, capacity contracts, and tolling agreements. Financially-settled cash flow hedges can include natural gas and electricity swaps and options, and interest rate swaps. Entergy will occasionally enter into financially settled swap and option contracts to manage market risk under certain hedging transactions which may or may not be designated as hedging instruments. Entergy enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

Entergy manages fuel price volatility for its Louisiana jurisdictions (Entergy Gulf States Louisiana and Entergy Louisiana) and Entergy Mississippi primarily through the purchase of short-term natural gas swaps. These swaps are marked-to-market with offsetting regulatory assets or liabilities. The notional volumes of these swaps are based on a portion of projected annual exposure to gas for electric generation and projected winter purchases for gas distribution at Entergy Gulf States Louisiana.

Entergy's exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk. Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Entergy's risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy's objectives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Derivatives

The fair values of Entergy's derivative instruments in the consolidated balance sheet as of December 31, 2012 are as follows (in millions):

Instrument	Balance Sheet Location	Fair Value[(a)]	Offset[(a)]	Business
Derivatives designated as hedging instruments				
Assets:				
Electricity swaps and options	Prepayments and other (current portion)	$123	$ (–)	Entergy Wholesale Commodities
Electricity swaps and options	Other deferred debits and other assets (non-current portion)	$ 46	$(10)	Entergy Wholesale Commodities
Liabilities:				
Electricity swaps and options	Other non-current liabilities (non-current portion)	$ 18	$(11)	Entergy Wholesale Commodities
Derivatives not designated as hedging instruments				
Assets:				
Electricity swaps and options	Prepayments and other (current portion)	$ 22	$ (–)	Entergy Wholesale Commodities
Electricity swaps, and options	Other deferred debits and other assets (non-current portion)	$ 24	$(14)	Entergy Wholesale Commodities
Liabilities:				
Electricity swaps and options	Other non-current liabilities (non-current portion)	$ 19	$(13)	Entergy Wholesale Commodities
Natural gas swaps	Other current liabilities	$ 8	$ (–)	Utility

The fair values of Entergy's derivative instruments in the consolidated balance sheet as of December 31, 2011 are as follows (in millions):

Instrument	Balance Sheet Location	Fair Value[(a)]	Offset[(a)]	Business
Derivatives designated as hedging instruments				
Assets:				
Electricity swaps and options	Prepayments and other (current portion)	$197	$(25)	Entergy Wholesale Commodities
Electricity swaps and options	Other deferred debits and other assets (non-current portion)	$112	$ (1)	Entergy Wholesale Commodities
Liabilities:				
Electricity swaps and options	Other non-current liabilities (non-current portion)	$ 1	$ (1)	Entergy Wholesale Commodities
Derivatives not designated as hedging instruments				
Assets:				
Electricity swaps and options	Prepayments and other (current portion)	$ 37	$ (8)	Entergy Wholesale Commodities
Liabilities:				
Electricity swaps and options	Other current liabilities (current portion)	$ 33	$(33)	Entergy Wholesale Commodities
Natural gas swaps	Other current liabilities	$ 30	$ (–)	Utility

(a) The balances of derivative assets and liabilities in these tables are presented gross. Certain investments, including those not designated as hedging instruments, are subject to master netting agreements and are presented on the Entergy Consolidated Balance Sheets on a net basis in accordance with accounting guidance for Derivatives and Hedging.

The effect of Entergy's derivative instruments designated as cash flow hedges on the consolidated income statements for the years ended December 31, 2012, 2011, and 2010 are as follows (in millions):

Instrument	Amount of Gain Recognized in Other Comprehensive Income	Income Statement Location	Amount of Gain Reclassified From AOCI Into Income
2012			
Electricity swaps and options	$111	Competitive businesses operating revenues	$268
2011			
Electricity swaps and options	$296	Competitive businesses operating revenues	$168
2010			
Electricity swaps and options	$206	Competitive businesses operating revenues	$220

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Electricity over-the-counter instruments that financially settle against day-ahead power pool prices are used to manage price exposure for Entergy Wholesale Commodities generation. Based on market prices as of December 31, 2012, cash flow hedges relating to power sales totaled $151 million of net unrealized gains. Approximately $123 million is expected to be reclassified from accumulated other comprehensive income (AOCI) to operating revenues in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices. Gains totaling approximately $268 million, $168 million, and $220 million were realized on the maturity of cash flow hedges, before taxes of $94 million, $59 million, and $77 million, for the years ended December 31, 2012, 2011, and 2010, respectively. Unrealized gains or losses recorded in other comprehensive income result from hedging power output at the Entergy Wholesale Commodities power plants. The related gains or losses from hedging power are included in operating revenues when realized. The maximum length of time over which Entergy is currently hedging the variability in future cash flows with derivatives for forecasted power transactions at December 31, 2012 is approximately two years. Planned generation currently under contract from Entergy Wholesale Commodities nuclear power plants is 85% for 2013, of which approximately 51% is sold under financial derivatives and the remainder under normal purchase/normal sale contracts. The change in fair value of Entergy's cash flow hedges due to ineffectiveness was ($14) million, ($6) million, and $1 million for the years ended December 31, 2012, 2011, and 2010, respectively. The ineffective portion of cash flow hedges is recorded in competitive businesses operating revenues.

Certain of the agreements to sell the power produced by Entergy Wholesale Commodities power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations when the current market prices exceed the contracted power prices. The primary form of collateral to satisfy these requirements is an Entergy Corporation guarantee. As of December 31, 2012, hedge contracts with two counterparties were in a liability position (approximately $2 million total), but were significantly below the amount of the guarantee provided under the contract and no cash collateral was required. As of December 31, 2011, there were no hedge contracts with counterparties in a liability position. If the Entergy Corporation credit rating falls below investment grade, the effect of the corporate guarantee is ignored and Entergy would have to post collateral equal to the estimated outstanding liability under the contract at the applicable date. Entergy may effectively liquidate a cash flow hedge instrument by entering into a contract offsetting the original hedge, and then de-designating the original hedge in this situation. Gains or losses accumulated in other comprehensive income prior to de-designation continue to be deferred in other comprehensive income until they are included in income as the original hedged transaction occurs. From the point of de-designation, the gains or losses on the original hedge and the offsetting contract are recorded as assets or liabilities on the balance sheet and offset as they flow through to earnings.

Natural gas over-the-counter swaps that financially settle against NYMEX futures are used to manage fuel price volatility for the Utility's Louisiana and Mississippi customers. All benefits or costs of the program are recorded in fuel costs. The total volume of natural gas swaps outstanding as of December 31, 2012 is 39,380,000 MMBtu for Entergy, 12,670,000 MMBtu for Entergy Gulf States Louisiana, 16,300,000 MMBtu for Entergy Louisiana, and 10,410,000 MMBtu for Entergy Mississippi. Credit support for these natural gas swaps is covered by master agreements that do not require collateralization based on mark-to-market value, but do carry adequate assurance language that may lead to collateralization requests.

The effect of Entergy's derivative instruments not designated as hedging instruments on the consolidated income statements for the years ended December 31, 2012, 2011, and 2010 is as follows (in millions):

Instrument	Amount of Gain Recognized in AOCI	Income Statement Location	Amount of Gain (Loss) Recorded in Income
2012			
Natural gas swaps	–	Fuel, fuel-related expenses, and gas purchased for resale	$(42)
Electricity swaps and options de-designated as hedged items	$ 1	Competitive businesses operating revenues	$ 1
2011			
Natural gas swaps	–	Fuel, fuel-related expenses, and gas purchased for resale	$(62)
Electricity swaps and options de-designated as hedged items	$ 1	Competitive businesses operating revenues	$ 11
2010			
Natural gas swaps	–	Fuel, fuel-related expenses, and gas purchased for resale	$(95)
Electricity swaps and options de-designated as hedged items	$15	Competitive businesses operating revenues	$ –

Due to regulatory treatment, the natural gas swaps are marked to market through fuel, fuel-related expenses, and gas purchased for resale and then such amounts are simultaneously reversed and recorded as an offsetting regulatory asset or liability. The gains or losses recorded as fuel expenses when the swaps are settled are recovered or refunded through fuel cost recovery mechanisms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

Fair Values

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices, market quotes, and financial modeling. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments other than those instruments held by the Entergy Wholesale Commodities business are reflected in future rates and therefore do not accrue to the benefit or detriment of shareholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Accounting standards define fair value as an exit price, or the price that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between knowledgeable market participants at the date of measurement. Entergy and the Registrant Subsidiaries use assumptions or market input data that market participants would use in pricing assets or liabilities at fair value. The inputs can be readily observable, corroborated by market data, or generally unobservable. Entergy and the Registrant Subsidiaries endeavor to use the best available information to determine fair value.

Accounting standards establish a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs. The three levels of the fair value hierarchy are:

- Level 1 - Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of individually owned common stocks, cash equivalents (temporary cash investments, securitization recovery trust account, and escrow accounts), debt instruments, and gas hedge contracts. See Note 1 to the financial statements for a discussion of cash and cash equivalents.
- Level 2 - Level 2 inputs are inputs other than quoted prices included in Level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Assets are valued based on prices derived by independent third parties that use inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Prices are reviewed and can be challenged with the independent parties and/or overridden by Entergy if it is believed such would be more reflective of fair value. Level 2 inputs include the following:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; or
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 2 consists primarily of individually-owned debt instruments or shares in common trusts. Common trust funds are stated at estimated fair value based on the fair market value of the underlying investments.

- Level 3 - Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management's best estimate of fair value for the asset or liability. Level 3 consists primarily of derivative power contracts used as cash flow hedges of power sales at merchant power plants.

The values for power contract assets or liabilities are based on both observable inputs including public market prices and interest rates, and unobservable inputs such as implied volatilities, unit contingent discounts, expected basis differences, and credit adjusted counterparty interest rates. They are classified as Level 3 assets and liabilities. The valuations of these assets and liabilities are performed by the Entergy Wholesale Commodities Risk Control group and sent to the Entergy Wholesale Commodities Back Office and Entergy Nuclear Finance groups for evaluation. The primary functions of the Entergy Wholesale Commodities Risk Control Group include: gathering, validating and reporting market data, providing market and credit risk analyses and valuations in support of Entergy Wholesale Commodities' commercial transactions, developing and administering protocols for the management of market and credit risks, implementing and maintaining controls around changes to market data in the energy trading and risk management system, reviewing creditworthiness of counterparties, supporting contract negotiations with new counterparties, administering credit support for contracts, and managing the daily margining process. The primary functions of the Entergy Wholesale Commodities Back Office are managing the energy trading and risk management system, forecasting revenues, forward positions and analysis, performing contract administration, market and counterparty settlements and revenue reporting and analysis along with maintaining related controls for Entergy Wholesale Commodities. Both Entergy Wholesale Commodities Risk Control and Entergy Wholesale Commodities Back Office report to the Entergy Wholesale Commodities VP, Finance & Risk Group. Entergy Nuclear Finance is primarily responsible for the financial planning of Entergy's utility and non-utility nuclear businesses and has a significant role in accounting for the activities and transactions of the associated companies. The VP, Chief Financial Officer – Nuclear Operations within Entergy Nuclear Finance reports to the Chief Accounting Officer.

The amounts reflected as the fair value of electricity swaps are based on the estimated amount that the contracts are in-the-money at the balance sheet date (treated as an asset) or out-of-the-money at the balance sheet date (treated as a liability) and would equal the estimated amount receivable or payable by Entergy if the contracts were settled at that date. These derivative contracts include cash flow hedges that swap fixed for floating cash flows for sales of the output from the Entergy Wholesale Commodities business. The fair values are based on the mark-to-market comparison between the fixed contract prices and the floating prices determined each period from quoted forward power market prices. The differences between the fixed price in the swap contract and these market-related prices multiplied by the volume specified in the contract and discounted at the counterparties' credit adjusted risk free rate are recorded as derivative contract assets or liabilities. For contracts that have unit contingent terms, a further discount is applied based on the historical relationship between contract and market prices for similar contract terms.

The amounts reflected as the fair values of electricity options are valued based on a Black Scholes model, and are calculated at the end of each month for accounting purposes. Inputs to the valuation include end of day forward market prices for the period when the transactions will settle, implied volatilities based on market volatilities provided by a third party data aggregator, and US Treasury rates for a risk-free return rate. As described further below, prices and implied volatilities are reviewed and can be adjusted if it is determined that there is a better representation of fair value. As of December 31, 2012, Entergy had in-the-money derivative contracts with a fair value of $180 million with counterparties or their guarantor who are all currently investment grade. $2 million of the derivative contracts as of December 31, 2012 are out-of-the-money contracts supported by

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

corporate guarantees, which would require additional cash or letters of credit in the event of a decrease in Entergy Corporation's credit rating to below investment grade.

On a daily basis, Entergy Wholesale Commodities calculates the mark-to-market for all derivative transactions. Entergy Wholesale Commodities Risk Control Group also validates forward market prices by comparing them to settlement prices of actual market transactions. Significant differences are analyzed and potentially adjusted based on actual transaction clearing prices, or a methodology that considers natural gas prices and market heat rates. Implied volatilities used to value options are also validated using actual counterparty quotes for Entergy Wholesale Commodities transactions. Moreover, on at least a monthly basis the Office of Corporate Risk Oversight confirms the mark-to-market calculations and prepares price scenarios and credit downgrade scenario analysis. The scenario analysis is communicated to senior management within Entergy and within Entergy Wholesale Commodities. Finally, for all proposed derivative transactions an analysis is completed to assess the risk of adding the proposed derivative to Entergy Wholesale Commodities' portfolio. In particular, the credit, liquidity, and financial metrics impacts are calculated for this analysis. This analysis is communicated to senior management within Entergy and Entergy Wholesale Commodities.

The following tables set forth, by level within the fair value hierarchy, Entergy's assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2012 and December 31, 2011. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels (in millions):

2012	Level 1	Level 2	Level 3	Total
Assets:				
Temporary cash investments	$ 420	$ –	$ –	$ 420
Decommissioning trust funds[(a)]:				
Equity securities	358	2,101	–	2,459
Debt securities	769	962	–	1,731
Power contracts	–	–	191	191
Securitization recovery trust account	46	–	–	46
Escrow accounts	386	–	–	386
	$1,979	$3,063	$191	$5,233
Liabilities:				
Power contracts	$ –	$ –	$ 13	$ 13
Gas hedge contracts	8	–	–	8
	$ 8	$ –	$ 13	$ 21

2011	Level 1	Level 2	Level 3	Total
Assets:				
Temporary cash investments	$ 613	$ –	$ –	$ 613
Decommissioning trust funds[(a)]:				
Equity securities	397	1,732	–	2,129
Debt securities	639	1,020	–	1,659
Power contracts	–	–	312	312
Securitization recovery trust account	50	–	–	50
Escrow accounts	335	–	–	335
	$2,034	$2,752	$312	$5,098
Liabilities:				
Gas hedge contracts	$ 30	$ –	$ –	$ 30

(a) The decommissioning trust funds hold equity and fixed income securities. Equity securities are invested to approximate the returns of major market indices. Fixed income securities are held in various governmental and corporate securities. See Note 17 for additional information on the investment portfolios.

The following table sets forth a reconciliation of changes in the net assets (liabilities) for the fair value of derivatives classified as Level 3 in the fair value hierarchy for the years ended December 31, 2012, 2011, and 2010 (in millions):

	2012	2011	2010
Balance as of January 1,	$ 312	$ 197	$ 200
Unrealized gains from price changes	139	274	220
Unrealized gains (losses) on originations	9	15	(4)
Realized gains (losses) included in earnings	(14)	(6)	1
Realized gains on settlements	(268)	(168)	(220)
Balance as of December 31,	$ 178	$ 312	$ 197

The following table sets forth a description of the types of transactions classified as Level 3 in the fair value hierarchy, and the valuation techniques and significant unobservable inputs to each which cause that classification, as of December 31, 2012:

Transaction Type	Fair Value as of Dec. 31, 2012	Significant Unobservable Inputs	Range from Average %	Effect on Fair Value
Electricity swaps	$104 million	Unit contingent discount	+/-3%	$ 5 million
Electricity options	$ 74 million	Implied volatility	+/-21%	$37 million

The following table sets forth an analysis of each of the types of unobservable inputs impacting the fair value of items classified as Level 3 within the fair value hierarchy, and the sensitivity to changes to those inputs:

Significant Unobservable Input	Transaction Type	Position	Changes to Input	Effect on Fair Value
Unit contingent discount	Electricity swaps	Sell	Increase (Decrease)	Decrease (Increase)
Implied volatility	Electricity options	Sell	Increase (Decrease)	Increase (Decrease)
Implied volatility	Electricity options	Buy	Increase (Decrease)	Increase (Decrease)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

NOTE 17. DECOMMISSIONING TRUST FUNDS

Entergy holds debt and equity securities, classified as available-for-sale, in nuclear decommissioning trust accounts. The NRC requires Entergy subsidiaries to maintain trusts to fund the costs of decommissioning ANO 1, ANO 2, River Bend, Waterford 3, Grand Gulf, Pilgrim, Indian Point 1 and 2, Vermont Yankee, and Palisades (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and FitzPatrick). The funds are invested primarily in equity securities, fixed-rate fixed-income securities, and cash and cash equivalents.

Entergy records decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the nonregulated portion of River Bend, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 1 and 2, Vermont Yankee, and Palisades do not meet the criteria for regulatory accounting treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. Generally, Entergy records realized gains and losses on its debt and equity securities using the specific identification method to determine the cost basis of its securities.

The securities held as of December 31, 2012 and 2011 are summarized as follows (in millions):

	Fair Value	Total Unrealized Gains	Total Unrealized Losses
2012			
Equity securities	$2,459	$662	$ 1
Debt securities	1,731	116	5
Total	$4,190	$778	$ 6
2011			
Equity securities	$2,129	$423	$14
Debt securities	1,659	115	5
Total	$3,788	$538	$19

Deferred taxes on unrealized gains/(losses) are recorded in other comprehensive income for the decommissioning trusts which do not meet the criteria for regulatory accounting treatment as described above. Unrealized gains/(losses) above are reported before deferred taxes of $211 million and $149 million as of December 31, 2012 and 2011, respectively. The amortized cost of debt securities was $1,637 million as of December 31, 2012 and $1,530 million as of December 31, 2011. As of December 31, 2012, the debt securities have an average coupon rate of approximately 3.78%, an average duration of approximately 5.43 years, and an average maturity of approximately 8.50 years. The equity securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor's 500 Index. A relatively small percentage of the securities are held in funds intended to replicate the return of the Wilshire 4500 Index or the Russell 3000 Index.

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows as of December 31, 2012 (in millions):

	Equity Securities		Debt Securities	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Less than 12 months	$37	$1	$175	$1
More than 12 months	20	–	48	4
Total	$57	$1	$223	$5

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows as of December 31, 2011 (in millions):

	Equity Securities		Debt Securities	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Less than 12 months	$130	$ 9	$123	$3
More than 12 months	43	5	60	2
Total	$173	$14	$183	$5

The unrealized losses in excess of twelve months on equity securities above relate to Entergy's Utility operating companies and System Energy.

The fair value of debt securities, summarized by contractual maturities, as of December 31, 2012 and 2011 are as follows (in millions):

	2012	2011
Less than 1 year	$ 53	$ 69
1 year - 5 years	681	566
5 years - 10 years	562	583
10 years - 15 years	164	187
15 years - 20 years	61	42
20 years+	210	212
Total	$1,731	$1,659

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

During the years ended December 31, 2012, 2011, and 2010, proceeds from the dispositions of securities amounted to $2,074 million, $1,360 million, and $2,606 million, respectively. During the years ended December 31, 2012, 2011, and 2010, gross gains of $39 million, $29 million, and $69 million, respectively, and gross losses of $7 million, $11 million, and $9 million, respectively, were reclassified out of other comprehensive income into earnings.

Other-Than-Temporary Impairments and Unrealized Gains and Losses

Entergy evaluates unrealized losses at the end of each period to determine whether an other-than-temporary impairment has occurred. The assessment of whether an investment in a debt security has suffered an other-than-temporary impairment is based on whether Entergy has the intent to sell or more likely than not will be required to sell the debt security before recovery of its amortized costs. Further, if Entergy does not expect to recover the entire amortized cost basis of the debt security, an other-than-temporary impairment is considered to have occurred and it is measured by the present value of cash flows expected to be collected less the amortized cost basis (credit loss). Entergy did not have any material other-than-temporary impairments relating to credit losses on debt securities for the years ended December 31, 2012, 2011, and 2010. The assessment of whether an investment in an equity security has suffered an other-than-temporary impairment continues to be based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. Entergy did not record material charges to other income in 2012, 2011, and 2010, respectively, resulting from the recognition of the other-than-temporary impairment of certain equity securities held in its decommissioning trust funds.

NOTE 18. VARIABLE INTEREST ENTITIES

Under applicable authoritative accounting guidance, a variable interest entity (VIE) is an entity that conducts a business or holds property that possesses any of the following characteristics: an insufficient amount of equity at risk to finance its activities, equity owners who do not have the power to direct the significant activities of the entity (or have voting rights that are disproportionate to their ownership interest), or where equity holders do not receive expected losses or returns. An entity may have an interest in a VIE through ownership or other contractual rights or obligations, and is required to consolidate a VIE if it is the VIE's primary beneficiary. The primary beneficiary of a VIE is the entity that has the power to direct the activities of the VIE that most significantly affect the VIE's economic performance, and has the obligation to absorb losses or has the right to residual returns that would potentially be significant to the entity.

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy consolidate the respective companies from which they lease nuclear fuel, usually in a sale and leaseback transaction. This is because Entergy directs the nuclear fuel companies with respect to nuclear fuel purchases, assists the nuclear fuel companies in obtaining financing, and, if financing cannot be arranged, the lessee (Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, or System Energy) is responsible to repurchase nuclear fuel to allow the nuclear fuel company (the VIE) to meet its obligations. During the term of the arrangements, none of the Entergy operating companies have been required to provide financial support apart from their scheduled lease payments. See Note 4 to the financial statements for details of the nuclear fuel companies' credit facility and commercial paper borrowings and long-term debt that are reported by Entergy, Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy. These amounts also represent Entergy's and the respective Registrant Subsidiary's maximum exposure to losses associated with their respective interests in the nuclear fuel companies.

Entergy Gulf States Reconstruction Funding I, LLC, and Entergy Texas Restoration Funding, LLC, companies wholly-owned and consolidated by Entergy Texas, are variable interest entities and Entergy Texas is the primary beneficiary. In June 2007, Entergy Gulf States Reconstruction Funding issued senior secured transition bonds (securitization bonds) to finance Entergy Texas's Hurricane Rita reconstruction costs. In November 2009, Entergy Texas Restoration Funding issued senior secured transition bonds (securitization bonds) to finance Entergy Texas's Hurricane Ike and Hurricane Gustav restoration costs. With the proceeds, the variable interest entities purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. The transition property is reflected as a regulatory asset on the consolidated Entergy Texas balance sheet. The creditors of Entergy Texas do not have recourse to the assets or revenues of the variable interest entities, including the transition property, and the creditors of the variable interest entities do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to the variable interest entities except to remit transition charge collections. See Note 5 to the financial statements for additional details regarding the securitization bonds.

Entergy Arkansas Restoration Funding, LLC, a company wholly-owned and consolidated by Entergy Arkansas, is a variable interest entity and Entergy Arkansas is the primary beneficiary. In August 2010, Entergy Arkansas Restoration Funding issued storm cost recovery bonds to finance Entergy Arkansas's January 2009 ice storm damage restoration costs. With the proceeds, Entergy Arkansas Restoration Funding purchased from Entergy Arkansas the storm recovery property, which is the right to recover from customers through a storm recovery charge amounts sufficient to service the securitization bonds. The storm recovery property is reflected as a regulatory asset on the consolidated Entergy Arkansas balance sheet. The creditors of Entergy Arkansas do not have recourse to the assets or revenues of Entergy Arkansas Restoration Funding, including the storm recovery property, and the creditors of Entergy Arkansas Restoration Funding do not have recourse to the assets or revenues of Entergy Arkansas. Entergy Arkansas has no payment obligations to Entergy Arkansas Restoration Funding except to remit storm recovery charge collections. See Note 5 to the financial statements for additional details regarding the storm cost recovery bonds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *concluded*

Entergy Louisiana Investment Recovery Funding I, L.L.C., a company wholly-owned and consolidated by Entergy Louisiana, is a variable interest entity and Entergy Louisiana is the primary beneficiary. In September 2011, Entergy Louisiana Investment Recovery Funding issued investment recovery bonds to recover Entergy Louisiana's investment recovery costs associated with the cancelled Little Gypsy repowering project. With the proceeds, Entergy Louisiana Investment Recovery Funding purchased from Entergy Louisiana the investment recovery property, which is the right to recover from customers through an investment recovery charge amounts sufficient to service the bonds. The investment recovery property is reflected as a regulatory asset on the consolidated Entergy Louisiana balance sheet. The creditors of Entergy Louisiana do not have recourse to the assets or revenues of Entergy Louisiana Investment Recovery Funding, including the investment recovery property, and the creditors of Entergy Louisiana Investment Recovery Funding do not have recourse to the assets or revenues of Entergy Louisiana. Entergy Louisiana has no payment obligations to Entergy Louisiana Investment Recovery Funding except to remit investment recovery charge collections. See Note 5 to the financial statements for additional details regarding the investment recovery bonds.

Entergy Louisiana and System Energy are also considered to each hold a variable interest in the lessors from which they lease undivided interests in the Waterford 3 and Grand Gulf nuclear plants, respectively. Entergy Louisiana and System Energy are the lessees under these arrangements, which are described in more detail in Note 10 to the financial statements. Entergy Louisiana made payments on its lease, including interest, of $39.1 million in 2012, $50.4 million in 2011, and $35.1 million in 2010. System Energy made payments on its lease, including interest, of $50 million in 2012, $49.4 million in 2011, and $48.6 million in 2010. The lessors are banks acting in the capacity of owner trustee for the benefit of equity investors in the transactions pursuant to trust agreements entered solely for the purpose of facilitating the lease transactions. It is possible that Entergy Louisiana and System Energy may be considered as the primary beneficiary of the lessors, but Entergy is unable to apply the authoritative accounting guidance with respect to these VIEs because the lessors are not required to, and could not, provide the necessary financial information to consolidate the lessors. Because Entergy accounts for these leasing arrangements as capital financings, however, Entergy believes that consolidating the lessors would not materially affect the financial statements. In the unlikely event of default under a lease, remedies available to the lessor include payment by the lessee of the fair value of the undivided interest in the plant, payment of the present value of the basic rent payments, or payment of a predetermined casualty value. Entergy believes, however, that the obligations recorded on the balance sheets materially represent each company's potential exposure to loss.

Entergy has also reviewed various lease arrangements, power purchase agreements, and other agreements in which it holds a variable interest. In these cases, Entergy has determined that it is not the primary beneficiary of the related VIE because it does not have the power to direct the activities of the VIE that most significantly affect the VIE's economic performance, or it does not have the obligation to absorb losses or the right to residual returns that would potentially be significant to the entity, or both.

NOTE 19. QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the four quarters of 2012 and 2011 for Entergy Corporation and subsidiaries were (in thousands):

	Operating Revenues	Operating Income (Loss)	Consolidated Net Income (Loss)	Net Income (Loss) Attributable to Entergy Corporation
2012:				
First Quarter	$2,383,659	$ (56,857)	$(146,740)	$(151,683)
Second Quarter	$2,518,600	$342,984	$ 370,583	$ 365,001
Third Quarter	$2,963,560	$690,852	$ 342,670	$ 337,088
Fourth Quarter	$2,436,260	$324,202	$ 301,850	$ 296,267
2011:				
First Quarter	$2,541,208	$510,891	$ 253,678	$ 248,663
Second Quarter	$2,803,279	$558,738	$ 320,598	$ 315,583
Third Quarter	$3,395,553	$600,909	$ 633,069	$ 628,054
Fourth Quarter	$2,489,033	$342,696	$ 160,027	$ 154,139

Earnings per Average Common Share

	2012		2011	
	Basic	Diluted	Basic	Diluted
First Quarter	$(0.86)	$(0.86)	$1.39	$1.38
Second Quarter	$ 2.06	$ 2.06	$1.77	$1.76
Third Quarter	$ 1.90	$ 1.89	$3.55	$3.53
Fourth Quarter	$ 1.67	$ 1.67	$0.88	$0.88

As discussed in more detail in Note 1 to the financial statements, results of operations for 2012 include a $355.5 million ($223.5 million after-tax) impairment charge to write down the carrying values of Vermont Yankee and related assets to their fair values.

The business of the Utility operating companies is subject to seasonal fluctuations with the peak periods occurring during the third quarter.

INVESTOR INFORMATION

ANNUAL MEETING
The 2013 Annual Meeting of Shareholders will be held on Friday, May 3, at The Peabody Hotel, 3 Statehouse Plaza, Little Rock, Arkansas. The meeting will begin at 10 a.m. (CDT).

SHAREHOLDER NEWS
Entergy's quarterly earnings results, dividend action, and other news and information of investor interest may be obtained by calling Entergy's Investor Relations information line at 1-888-ENTERGY (368-3749). Besides hearing recorded announcements, you can request information to be sent via fax or mail.

Visit our investor relations website at entergy.com/investor_relations for earnings reports, financial releases, SEC filings and other investor information, including Entergy's Corporate Governance Guidelines, Board Committee Charters for the Corporate Governance, Audit and Personnel Committees and Entergy's Code of Conduct. You can also request and receive information via email. Printed copies of the above are also available without charge by calling 1-888-ENTERGY or writing to:

Entergy Corporation
Investor Relations
P.O. Box 61000
New Orleans, LA 70161

INSTITUTIONAL INVESTOR INQUIRIES
Securities analysts and representatives of financial institutions may contact Paula Waters, Vice President, Investor Relations at 504-576-4380 or pwater1@entergy.com.

SHAREHOLDER ACCOUNT INFORMATION
Wells Fargo Shareowner Services is Entergy's transfer agent, registrar, dividend disbursing agent, and dividend reinvestment and stock purchase plan agent. Shareholders of record with questions about lost certificates, lost or missing dividend checks or notifications of change of address should contact:

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
Phone: 1-855-854-1360
Internet: www.shareowneronline.com

COMMON STOCK INFORMATION
The company's common stock is listed on the New York and Chicago exchanges under the symbol "ETR." The Entergy share price is reported daily in the financial press under "Entergy" in most listings of New York Stock Exchange securities. Entergy common stock is a component of the following indices: S&P 500, S&P Utilities Index, Philadelphia Utility Index and the NYSE Composite Index, among others.

As of January 31, 2013, there were 178,092,521 shares of Entergy common stock outstanding. Shareholders of record totaled 32,959, and approximately 117,000 investors held Entergy stock in "street name" through a broker.

CERTIFICATIONS
In May 2012, Entergy's Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation of the NYSE corporate governance listing standards. Also, Entergy filed certifications regarding the quality of the company's public disclosure, required by Section 302 of the Sarbanes-Oxley Act of 2002, as exhibits to its Report on Form 10-K for the fiscal year ended December 31, 2012.

DIVIDEND PAYMENTS
All of Entergy's 2012 distributions were taxable as dividend distributions. The Board of Directors declares dividends quarterly and sets the record and payment dates. Subject to Board discretion, those dates for 2013 are:

DECLARATION DATE	RECORD DATE	PAYMENT DATE
February 1	February 14	March 1
April 17	May 9	June 3
July 26	August 8	September 3
October 25	November 7	December 2

Quarterly dividend payments (in cents-per-share):

QUARTER	2013	2012	2011	2010	2009
1	83	83	83	75	75
2		83	83	83	75
3		83	83	83	75
4		83	83	83	75

DIVIDEND REINVESTMENT/STOCK PURCHASE
Entergy offers an automatic Dividend Reinvestment and Stock Purchase Plan administered by Wells Fargo Shareowner Services. The plan is designed to provide Entergy shareholders and other investors with a convenient and economical method to purchase shares of the company's common stock. The plan also accommodates payments of up to $10,000 per month for the purchase of Entergy common shares. First-time investors may make an initial minimum purchase of $250. Contact Wells Fargo Shareowner Services by telephone or internet for information and an enrollment form.

DIRECT REGISTRATION SYSTEM
Entergy has elected to participate in a Direct Registration System that provides investors with an alternative method for holding shares. DRS will permit investors to move shares between the company's records and the broker dealer of their choice.

ENTERGY COMMON STOCK PRICES
The high and low trading prices for each quarterly period in 2012 and 2011 were as follows (in dollars):

	2012		2011	
QUARTER	HIGH	LOW	HIGH	LOW
1	73.66	66.23	74.50	64.72
2	68.20	62.97	70.40	65.15
3	74.50	67.07	69.14	57.60
4	72.98	61.55	74.00	62.66

ENVIRONMENTAL INFORMATION
Entergy's Sustainability Report and other information on Entergy's environmental policy is available on Entergy's website at entergy.com.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Maureen Scanell Bateman
Managing Director, Rose Hill Consultants, New York, New York. An Entergy director since 2000. Age, 69

Leo P. Denault
Entergy Chairman and Chief Executive Officer. Joined Entergy in 1999 as Vice President of Corporate Development and Strategic Planning. Became Chairman and Chief Executive Officer on Feb. 1, 2013, after serving as Executive Vice President and Chief Financial Officer. Age, 53

Gary W. Edwards
Former Senior Executive Vice President of Conoco, Houston, Texas. Presiding Director of Entergy. An Entergy director since 2005. Age, 71

Alexis M. Herman
Chair and Chief Executive Officer of New Ventures, LLC, McLean, Virginia. An Entergy director since 2003. Age, 65

Donald C. Hintz
Former President, Entergy Corporation, Punta Gorda, Florida. An Entergy director since 2004. Age, 69

Stuart L. Levenick
Group President and Executive Office Member of Caterpillar, Inc., Peoria, Illinois. An Entergy director since 2005. Age, 59

Blanche Lambert Lincoln
Special Policy Advisor, Alston & Bird LLP, Arlington, Virginia. An Entergy director since 2011. Age, 52

Stewart C. Myers
Robert C. Merton (1970) Professor of Financial Economics, MIT Sloan School of Management, Cambridge, Massachusetts. An Entergy director since 2009. Age, 72

William A. Percy, II*
Chairman and Chief Executive Officer of Greenville Compress Company, Greenville, Mississippi. An Entergy director since 2000. Age, 73

W. J. "Billy" Tauzin
Owner, Tauzin Strategic Networks, Washington, D.C. An Entergy director since 2005. Age, 69

Steven V. Wilkinson
Retired Audit Partner, Arthur Andersen LLP, Watersmeet, Michigan. An Entergy director since 2003. Age, 71

** Mr. Percy will not stand for re-election at the 2013 Annual Meeting of Shareholders.*

EXECUTIVE OFFICERS

Leo P. Denault
Chairman and Chief Executive Officer. Joined Entergy in 1999 as Vice President of Corporate Development and Strategic Planning. Became Chairman and Chief Executive Officer on Feb. 1, 2013, after serving as Executive Vice President and Chief Financial Officer. Age, 53

Theodore H. Bunting, Jr.
Group President, Utility Operations. Joined Entergy in 1983. Became Group President, Utility Operations in 2012, after serving as Senior Vice President and Chief Accounting Officer. Age, 54

William M. Mohl
President, Entergy Wholesale Commodities. Joined Entergy in 2002. Became President of Entergy Wholesale Commodities on Feb. 1, 2013, after serving as President and Chief Executive Officer of Entergy Gulf States Louisiana and Entergy Louisiana. Age, 53

Andrew S. Marsh
Executive Vice President and Chief Financial Officer. Joined Entergy in 1998. Became Executive Vice President and Chief Financial Officer on Feb. 1, 2013, after serving as Vice President of System Planning. Age, 40

Mark T. Savoff
Executive Vice President and Chief Operating Officer. Joined Entergy in 2003. Former Executive Vice President, Operations. Age, 56

Roderick K. West
Executive Vice President and Chief Administrative Officer. Joined Entergy in 1999. Former President and Chief Executive Officer of Entergy New Orleans. Age, 44

Jeffrey S. Forbes
Executive Vice President, Nuclear Operations/Chief Nuclear Officer. Joined Entergy in 2003. Became Executive Vice President, Nuclear Operations/Chief Nuclear Officer on Jan. 2, 2013, after serving as Senior Vice President of Nuclear Operations. Age, 56

E. Renae Conley
Executive Vice President, Human Resources and Administration. Joined Entergy in 1999. Former President and Chief Executive Officer of Entergy Gulf States Louisiana and Entergy Louisiana. Age, 55

Marcus V. Brown
Senior Vice President and General Counsel. Joined Entergy in 1995. Became Senior Vice President and General Counsel in 2012, after serving as Vice President and Deputy General Counsel. Age, 51

Alyson M. Mount
Senior Vice President and Chief Accounting Officer. Joined Entergy in 2002. Became Senior Vice President and Chief Accounting Officer in 2012, after serving as Vice President and Corporate Controller. Age, 42

Board of Directors



Maureen S. Bateman



Leo P. Denault



Gary W. Edwards



Alexis M. Herman



Donald C. Hintz



Stuart L. Levenick



Blanche L. Lincoln



Stewart C. Myers



William A. Percy, II



W. J. "Billy" Tauzin



Steven V. Wilkinson



ENVIRONMENTAL

BENEFITS STATEMENT

This Entergy Corporation 2012 Annual Report is printed on Neenah Environment Papers – PC 100, made of 100 percent post-consumer waste material. It is Forest Stewardship Council™ certified, processed chlorine free, alkaline pH, and meets the American National Standards Institute standards for longevity.

By using Neenah Environment PC 100, Entergy Corporation saved the following resources:

Trees	**1,856 Trees**
Water	**848,478 Gallons**
Energy	**587 Million BTUs**
Solid Waste	**51,515 Pounds**
CO_2 Equiv. Emissions	**176,171 Pounds**

Environmental impact estimates were made using the Environmental Defense Fund Paper Calculator. For more information visit http://www.papercalculator.org. FSC® is not responsible for the saving calculations by using this paper.


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